2022 Annual Report and Notice of Annual Meeting and Proxy Statement

Annual Meeting to be held on May 18, 2023



Dropbox



DROPBOX, INC.
1800 OWENS STREET
SAN FRANCISCO,
CALIFORNIA 94158

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
to be held at 9:00 am Pacific Time on Thursday, May 18, 2023

Dear Stockholders of Dropbox, Inc.:

We cordially invite you to attend the 2023 annual meeting of stockholders (the "*Annual Meeting*") of Dropbox, Inc., a Delaware corporation, to be held on May 18, 2023 at 9:00 am Pacific Time. The Annual Meeting will be conducted virtually via live audio webcast. You will be able to attend the Annual Meeting virtually by visiting www.virtualshareholdermeeting.com/DBX2023, where you will be able to listen to the meeting live, submit questions and vote online.

Whether or not you attend the Annual Meeting, it is important that your shares be represented and voted at the meeting. Therefore, we urge you to promptly vote and submit your proxy via the Internet, by telephone, or by mail.

We are holding the Annual Meeting for the following purposes, as more fully described in the accompanying proxy statement:

1. To elect eight directors to serve until the next annual meeting of stockholders and until their successors are duly elected and qualified;

2. To ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for our fiscal year ending December 31, 2023;

3. To approve, on an advisory basis, the compensation of our named executive officers; and

4. To transact such other business as may properly come before the Annual Meeting or any adjournments or postponements thereof.

Our board of directors has fixed the close of business on March 23, 2023 as the record date for the Annual Meeting. Stockholders of record on March 23, 2023 are entitled to notice of and to vote at the Annual Meeting. Further information regarding voting rights and the matters to be voted upon is presented in the accompanying proxy statement.

The accompanying proxy statement and our annual report can be accessed by visiting: www.proxyvote.com. You will be asked to enter the 16-digit control number located on your proxy card.

YOUR VOTE IS IMPORTANT. Whether or not you plan to attend the Annual Meeting, we urge you to submit your vote via the Internet, telephone, or mail as soon as possible to ensure your shares are represented. For additional instructions on voting by telephone or the Internet, please refer to your proxy card. Returning the proxy does not deprive you of your right to attend the Annual Meeting and to vote your shares at the Annual Meeting.

By order of the Board of Directors,

Andrew W. Houston
Chief Executive Officer, Co-Founder, and Chair of the Board
San Francisco, California

April 4, 2023

TABLE OF CONTENTS

TABLE OF CONTENTS (continued)

GENERAL INFORMATION

DROPBOX, INC.

PROXY STATEMENT
FOR THE 2023 ANNUAL MEETING OF STOCKHOLDERS
to be held at 9:00 am Pacific Time on Thursday,
May 18, 2023

This proxy statement and the enclosed form of proxy are furnished in connection with the solicitation of proxies by our board of directors for use at the 2023 annual meeting of stockholders of Dropbox, Inc., a Delaware corporation, and any postponements, adjournments or continuations thereof (the "*Annual Meeting*"). The Annual Meeting will be held on Thursday, May 18, 2023 at 9:00 am Pacific Time. The Annual Meeting will be conducted virtually via live audio webcast. You will be able to attend the Annual Meeting virtually by visiting www.virtualshareholdermeeting.com/DBX2023, where you will be able to listen to the meeting live, submit questions and vote online. The Notice of Internet Availability of Proxy Materials (the "*Notice*") containing instructions on how to access this proxy statement and our annual report is first being mailed on or about April 4, 2023 to all stockholders entitled to vote at the Annual Meeting. The proxy materials and our 2022 annual report can be accessed by following the instructions in the Notice.

The information provided in the "question and answer" format below is for your convenience only and is merely a summary of the information contained in this proxy statement. You should read this entire proxy statement carefully. Information contained on, or that can be accessed through, our website is not intended to be incorporated by reference into this proxy statement and references to our website address in this proxy statement are inactive textual references only.

What matters am I voting on?

You are being asked to vote on:

- the election of eight directors to serve until the next annual meeting of stockholders or until their successors are duly elected and qualified;

- a proposal to ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for our fiscal year ending December 31, 2023;

- a proposal to approve, on an advisory basis, the compensation of our named executive officers; and

- any other business as may properly come before the Annual Meeting.

How does the board of directors recommend I vote on these proposals?

Our board of directors recommends a vote:

- "FOR" the election of each director nominee named in this proxy statement;

- "FOR" the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for our fiscal year ending December 31, 2023; and

- "FOR" the approval, on an advisory basis, of the compensation of our named executive officers.

How many votes are needed for approval of each proposal?

- **Proposal No. 1:** Each director is elected by a plurality of the votes of the shares present virtually or represented by proxy at the meeting and entitled to vote on the election of directors at the Annual Meeting. Abstentions and broker non-votes will have no effect on the outcome of the vote. "Plurality" means that the eight nominees who receive the largest number of votes cast "for" such nominees are elected as directors. As a result, any shares not voted "for" a particular nominee (whether as a result of a withhold vote or a broker non-vote) will not be counted in such nominee's favor and will have no effect on the outcome of the election. You may vote "For" or "Withhold" on each of the nominees for election as a director.

GENERAL INFORMATION (continued)

- **Proposal No. 2:** The ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for our fiscal year ending December 31, 2023, requires the affirmative vote of a majority of the voting power of the shares of our common stock present virtually or represented by proxy at the Annual Meeting and entitled to vote thereon to be approved. You may vote "For," "Against," or "Abstain" with respect to this proposal. Abstentions are considered shares present and entitled to vote on this proposal, and thus, will have the same effect as a vote "Against" this proposal. Broker non-votes will have no effect on the outcome of this proposal.

- **Proposal No. 3:** The approval, on an advisory basis, of the compensation of our named executive officers requires the affirmative vote of a majority of the voting power of our common stock present virtually or represented by proxy at the Annual Meeting and entitled to vote thereon to be approved. You may vote "For," "Against," or "Abstain" with respect to this proposal. Abstentions are considered shares present and entitled to vote on this proposal, and thus, will have the same effect as a vote "Against" this proposal. Broker non-votes will have no effect on the outcome of this proposal. Because this proposal is an advisory vote, the result will not be binding on our board of directors or our company. Our board of directors and our talent and compensation committee will consider the outcome of the vote when determining named executive officer compensation.

Who is entitled to vote?

Holders of our Class A and Class B common stock as of the close of business on March 23, 2023, the record date for the Annual Meeting, may vote at the Annual Meeting. As of the record date, there were 271,962,132 shares of our Class A common stock outstanding and 81,676,431 shares of our Class B common stock outstanding. Our Class A common stock and Class B common stock will vote as a single class on all matters described in this proxy statement for which your vote is being solicited. Stockholders are not permitted to cumulate votes with respect to the election of directors. Each share of Class A common stock is entitled to one vote on each proposal and each share of Class B common stock is entitled to 10 votes on each proposal. Our Class A common stock and Class B common stock are collectively referred to in this proxy statement as our "common stock."

Registered Stockholders. If shares of our common stock are registered directly in your name with our transfer agent, Computershare Trust Company, N.A., you are considered the stockholder of record with respect to those shares, and the Notice was provided to you directly by us. As the stockholder of record, you have the right to grant your voting proxy directly to the individuals listed on the proxy card or to vote live at the Annual Meeting. Throughout this proxy statement, we refer to these registered stockholders as "stockholders of record."

Street Name Stockholders. If shares of our common stock are held on your behalf in a brokerage account or by a bank or other nominee, you are considered to be the beneficial owner of shares that are held in "street name," and the Notice was forwarded to you by your broker or nominee, who is considered the stockholder of record with respect to those shares. As the beneficial owner, you have the right to direct your broker, bank, or other nominee as to how to vote your shares. Beneficial owners are also invited to attend the Annual Meeting. However, since a beneficial owner is not the stockholder of record, you may not vote your shares of our common stock live at the Annual Meeting unless you follow your broker's procedures for obtaining a legal proxy. If you request a printed copy of our proxy materials by mail, your broker, bank, or other nominee will provide a voting instruction form for you to use. Throughout this proxy statement, we refer to stockholders who hold their shares through a broker, bank, or other nominee as "street name stockholders."

Are a certain number of shares required to be present at the Annual Meeting?

A quorum is the minimum number of voting power required to be present at the Annual Meeting to properly hold an annual meeting of stockholders and conduct business under our amended and restated bylaws and Delaware law. The presence, virtually or by proxy, of a majority of the voting power of all issued and outstanding shares of our common stock entitled to vote at the Annual Meeting will constitute a quorum at the Annual Meeting. Abstentions, withhold votes, and broker non-votes are counted as shares present and entitled to vote for purposes of determining a quorum.

How do I vote?

If you are a stockholder of record, there are several ways to vote:

- by Internet prior to the Annual Meeting at www.proxyvote.com, 24 hours a day, seven days a week, until 11:59 p.m. Eastern Time on May 17, 2023 for shares held directly and by 11:59 p.m. Eastern Time on May 15, 2023 for shares held in a Dropbox, Inc. employee stock ownership plan (a "**Plan**") (have your Notice or proxy card in hand when you visit the website);

- by toll-free telephone at 1-800-690-6903, until 11:59 p.m. Eastern Time on May 17, 2023 for shares held directly and by 11:59 p.m. Eastern Time on May 15, 2023 for shares held in a Plan (have your Notice or proxy card in hand when you call);

GENERAL INFORMATION (continued)

- by completing and mailing your proxy card (if you received printed proxy materials); or

- by attending the Annual Meeting by visiting www.virtualshareholdermeeting.com/DBX2023, where you may vote and submit questions during the meeting (please have your Notice or proxy card in hand when you visit the website).

Even if you plan to attend the Annual Meeting, we recommend that you also vote by proxy so that your vote will be counted if you later decide not to attend the Annual Meeting.

If you are a street name stockholder, you will receive voting instructions from your broker, bank, or other nominee. You must follow the voting instructions provided by your broker, bank, or other nominee in order to direct your broker, bank, or other nominee on how to vote your shares. Street name stockholders should generally be able to vote by returning a voting instruction form, or by telephone or on the Internet. However, the availability of telephone and Internet voting will depend on the voting process of your broker, bank, or other nominee. As discussed above, if you are a street name stockholder, you may not vote your shares live at the Annual Meeting unless you obtain a legal proxy from your broker, bank, or other nominee.

How may my brokerage firm or other intermediary vote my shares if I fail to provide timely directions?

Brokerage firms and other intermediaries holding shares of our common stock in street name for their customers are generally required to vote such shares in the manner directed by their customers. In the absence of timely directions, your broker will have discretion to vote your shares on our sole "routine" matter: the proposal to ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for our fiscal year ending December 31, 2023. Your broker will not have discretion to vote on any other proposals, which are "non-routine" matters, absent direction from you (and failure to provide instructions on these matters will result in a "broker non-vote").

Can I change my vote?

Yes. If you are a stockholder of record, you can change your vote or revoke your proxy any time before the Annual Meeting by:

- entering a new vote by Internet or by telephone;

- completing and returning a later-dated proxy card;

- notifying the Corporate Secretary of Dropbox, Inc., in writing, at Dropbox, Inc., 1800 Owens Street, San Francisco, California 94158; or

- You may also change your vote by attending and voting at the Annual Meeting (although attendance at the Annual Meeting will not, by itself, revoke a proxy).

If you are a street name stockholder, your broker, bank, or other nominee can provide you with instructions on how to change your vote.

What do I need to do to attend the Annual Meeting?

You will be able to attend the Annual Meeting virtually, submit your questions during the meeting and vote your shares electronically at the meeting by visiting www.virtualshareholdermeeting.com/DBX2023. To participate in the Annual Meeting, you will need the control number included on your Notice or proxy card. The Annual Meeting webcast will begin promptly at 9:00 am Pacific Time. We encourage you to access the meeting prior to the start time. Online check-in will begin at 8:45 am Pacific Time, and you should allow ample time for the check-in procedures.

What is the effect of giving a proxy?

Proxies are solicited by and on behalf of our board of directors. Andrew W. Houston and Timothy Regan have been designated as proxy holders by our board of directors. When proxies are properly dated, executed, and returned, the shares represented by such proxies will be voted at the Annual Meeting in accordance with the instructions of the stockholder. If the proxy is dated and signed, but no specific instructions are given, the shares will be voted in accordance with the recommendations of our board of directors as described above. If any matters not described in this proxy statement are properly presented at the Annual Meeting, the proxy holders will use their own judgment to determine how to vote the shares. If the Annual Meeting is adjourned, the proxy holders can vote the shares on the new Annual Meeting date as well, unless you have properly revoked your proxy, as described above.

GENERAL INFORMATION (continued)

Why did I receive a Notice of Internet Availability of Proxy Materials instead of a full set of proxy materials?

In accordance with the rules of the Securities and Exchange Commission ("**SEC**"), we have elected to furnish our proxy materials, including this proxy statement and our annual report, primarily via the Internet. The Notice containing instructions on how to access our proxy materials is first being mailed on or about April 4, 2023 to all stockholders entitled to vote at the Annual Meeting. Stockholders may request to receive all future proxy materials in printed form by mail or electronically by e-mail by following the instructions contained in the Notice. We encourage stockholders to take advantage of the availability of our proxy materials on the Internet to help reduce the environmental impact and cost of our annual meetings of stockholders.

How are proxies solicited for the Annual Meeting?

Our board of directors is soliciting proxies for use at the Annual Meeting. All expenses associated with this solicitation will be borne by us. We will reimburse brokers or other nominees for reasonable expenses that they incur in sending our proxy materials to you if a broker, bank, or other nominee holds shares of our common stock on your behalf. In addition, our directors and employees may also solicit proxies by telephone, by electronic communication or by other means of communication. Our directors and employees will not be paid any additional compensation for soliciting proxies.

Where can I find the voting results of the Annual Meeting?

We will announce preliminary voting results at the Annual Meeting. We will also disclose voting results on a Current Report on Form 8-K that we will file with the SEC within four business days after the Annual Meeting. If final voting results are not available to us in time to file a Form 8-K within four business days after the Annual Meeting, we will file a Form 8-K to publish preliminary results and will provide the final results in an amendment to the Form 8-K as soon as they become available.

I share an address with another stockholder, and we received only one paper copy of the proxy materials. How may I obtain an additional copy of the proxy materials?

We have adopted a procedure called "householding," which the SEC has approved. Under this procedure, we deliver a single copy of the Notice and, if applicable, our proxy materials, to multiple stockholders who share the same address, unless we have received contrary instructions from one or more of such stockholders. This procedure reduces our printing costs, mailing costs and fees. Stockholders who participate in householding will continue to be able to access and receive separate proxy cards. Upon written or oral request, we will deliver promptly a separate copy of the Notice and, if applicable, our proxy materials, to any stockholder at a shared address to which we delivered a single copy of any of these materials. To receive a separate copy, or, if a stockholder is receiving multiple copies, to request that we only send a single copy of the Notice and, if applicable, our proxy materials, such stockholder may contact us at:


Dropbox, Inc.
Attention: Corporate Secretary
1800 Owens Street
San Francisco, California 94158
(415) 857-6800


Street name stockholders may contact their broker, bank, or other nominee to request information about householding.

What is the deadline to propose actions for consideration at next year's annual meeting of stockholders or to nominate individuals to serve as directors?

Stockholder Proposals

Stockholders may present proposals for inclusion in our proxy statement and for consideration at next year's annual meeting of stockholders by submitting their proposals in writing to our Corporate Secretary in a timely manner. For a stockholder proposal to be considered for inclusion in our proxy statement for the 2024 annual meeting of stockholders, our Corporate Secretary must receive the written proposal at our principal executive offices not later than December 6, 2023. In addition, stockholder proposals must comply with the requirements of Rule 14a-8 regarding the inclusion of stockholder proposals in company-sponsored proxy materials. Stockholder proposals should be addressed to:


Dropbox, Inc.
Attention: Corporate Secretary
1800 Owens Street
San Francisco, California 94158
(415) 857-6800


GENERAL INFORMATION (continued)

Our amended and restated bylaws also establish an advance notice procedure for stockholders who wish to present a proposal before an annual meeting of stockholders but do not intend for the proposal to be included in our proxy statement. Our amended and restated bylaws provide that the only business that may be conducted at an annual meeting of stockholders is business that is (i) specified in our proxy materials with respect to such annual meeting, (ii) otherwise properly brought before such annual meeting by or at the direction of our board of directors, or (iii) properly brought before such meeting by a stockholder of record entitled to vote at such annual meeting who has delivered timely written notice to our Corporate Secretary, which notice must contain the information specified in our amended and restated bylaws. To be timely for the 2024 annual meeting of stockholders, our Corporate Secretary must receive the written notice at our principal executive offices:

- not earlier than January 19, 2024; and

- not later than February 18, 2024.

In the event that we hold the 2024 annual meeting of stockholders more than 30 days before or more than 60 days after the one-year anniversary of the Annual Meeting, a notice of a stockholder proposal that is not intended to be included in our proxy statement must be received no earlier than the close of business on the 120th day before the 2024 annual meeting of stockholders and no later than the close of business on the later of the following two dates:

- the 90th day prior to the 2024 annual meeting of stockholders; or

- the 10th day following the day on which public announcement of the date of the 2024 annual meeting of stockholders is first made.

If a stockholder who has notified us of his, her, or its intention to present a proposal at an annual meeting of stockholders does not appear to present his, her, or its proposal at such annual meeting, we are not required to present the proposal for a vote at such annual meeting.

Recommendation or Nomination of Director Candidates

Holders of 1% of our fully diluted capitalization for at least 12 months prior to the submission of the recommendation may recommend director candidates for consideration by our nominating and corporate governance committee. Any such recommendations should include the nominee's name and qualifications for membership on our board of directors and should be directed to our Corporate Secretary or legal department at the address set forth above. For additional information regarding stockholder recommendations for director candidates, see the section titled "*Board of Directors and Corporate Governance—Stockholder Recommendations and Nominations to the Board of Directors*."

Our amended and restated bylaws permit stockholders to nominate directors for election at an annual meeting of stockholders. To nominate a director, the stockholder must provide the information required by our amended and restated bylaws. In addition, the stockholder must give timely notice to our Corporate Secretary in accordance with our amended and restated bylaws, which, in general, require that the notice be received by our Corporate Secretary within the time periods described above under the section titled "*Stockholder Proposals*" for stockholder proposals that are not intended to be included in a proxy statement.

In addition, a stockholder who desires to nominate director candidates for election at the 2024 Annual Meeting, which is expected to be held in or about May 2024, must comply with the requirements of newly enacted Rule 14a-19 by notifying our Corporate Secretary with regard to the intent to solicit proxies in support of director nominees (other than our nominees) as required by Rule 14a-19 no later than March 19, 2024. Please note that the notice requirement under Rule 14a-19 is in addition to the applicable notice requirements under the advance notice provisions of our amended and restated bylaws as described above.

Availability of Bylaws

A copy of our amended and restated bylaws is available via the SEC's website at http://www.sec.gov. You may also contact our Corporate Secretary at the address set forth above for a copy of the relevant bylaw provisions regarding the requirements for making stockholder proposals and nominating director candidates.

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

Our business affairs are managed under the direction of our board of directors. As of March 23, 2023, our board of directors consisted of eight directors, seven of whom qualified as ''independent'' under the listing standards of the Nasdaq Global Select Market (''**Nasdaq**'').

Until the outstanding shares of our Class B common stock represent less than a majority of the combined voting power of our common stock, we will have a single class of directors who are each elected for one-year terms and until their successors are duly elected and qualified. When the outstanding shares of our Class B common stock represent less than a majority of the combined voting power of our common stock, we will have a classified board of directors consisting of three classes of approximately equal size, each serving staggered three-year terms. Our directors will be assigned by the then-current board of directors to a class.

In determining the composition of our board, our board of directors and nominating and corporate governance committee are committed to ensuring that our directors maintain effective and independent oversight of our business and that they capably represent the interests of our stockholders. As part of this commitment, our nominating and corporate governance committee considers the diversity of director nominees with respect to gender, race, ethnicity, sexual orientation, gender identity, viewpoints and perspectives, experience, and backgrounds. The following charts provide summary information about our director nominees with respect to diversity, based on self-identification, independence, and tenure. For additional information regarding our criteria for evaluating director nominees, see the section titled ''*Considerations in Evaluating Director Nominees*.''

Board Diversity Matrix (As of March 23, 2023)[1]				
Total Number of Directors	8			
	Female	**Male**	**Non-Binary**	**Did Not Disclose Gender**
Gender Identity				
Directors	3	5		
Number of Directors who identify in any of the categories below				
African American or Black		1		
Alaskan Native or Native American				
Asian	1	1		
Hispanic or Latinx				
Native Hawaiian or Pacific Islander				
White	2	3		
Two or More Races or Ethnicities				
LGBTQ+				
Did Not Disclose Demographic Background				

[1] The Board Diversity Matrix above presents our board's diversity statistics in the format prescribed by the Nasdaq rules.



Director Independence

7 of 8
Director nominees who are independent

1
7

■ Independent
■ Non-Independent

Director Tenure

5 Years
Average tenure of director nominees

1
2
5

■ <5 Years
■ 5-9 Years
■ 9+ Years

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE (continued)

Nominees for Director

The following provides summary information about each of our director nominees as of March 23, 2023:

ANDREW W. HOUSTON



AGE: 40

DIRECTOR SINCE: 2007

COMMITTEES: None

CHAIR OF THE BOARD

EXPERIENCE: Mr. Houston is one of our co-founders and has served as a member of our board of directors and our Chief Executive Officer since June 2007. Mr. Houston also currently serves as a member of the board of directors of Meta Platforms, Inc. Mr. Houston holds a B.S. in Electrical Engineering and Computer Science from the Massachusetts Institute of Technology. Mr. Houston was selected to serve on our board of directors because of the perspective and experience he brings as our Chief Executive Officer and as one of our co-founders.

DONALD W. BLAIR



AGE: 64

DIRECTOR SINCE: 2017

COMMITTEES: Audit (*Chair*)

LEAD INDEPENDENT DIRECTOR

EXPERIENCE: Mr. Blair has served as a member of our Board of Directors since December 2017. From November 1999 to October 2015, Mr. Blair served as Executive Vice President and Chief Financial Officer for NIKE, Inc., or NIKE, a global footwear and apparel company. Prior to joining NIKE, for fifteen years, Mr. Blair served in a number of senior executive-level corporate and operating unit financial assignments for PepsiCo, Inc., or PepsiCo, a food and beverage company, including Chief Financial Officer for PepsiCo Japan (based in Tokyo) and Pepsi-Cola International's Asia Division (based in Hong Kong). Mr. Blair currently serves as a member of the board of directors for Corning Incorporated, a global manufacturing company. Mr. Blair holds an M.B.A. and a B.S. in Economics from the University of Pennsylvania. Mr. Blair was selected to serve on our board of directors because of his extensive financial expertise, and business management and governance experience.

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE (continued)



LISA CAMPBELL

AGE: 59

DIRECTOR SINCE: 2019

COMMITTEES: Audit; Nominating & Corporate Governance

INDEPENDENT DIRECTOR

EXPERIENCE: Ms. Campbell has served as a member of our board of directors since August 2019. Since July 2021, Ms. Campbell has served as Chief Marketing Officer and Partner for OneTrust. From August 2017 to July 2021, Ms. Campbell served as Chief Marketing Officer and Senior Vice President of Business Strategy for Autodesk, Inc. From January 2015 to August 2017, Ms. Campbell served as Vice President, Industry Strategy and Marketing – Manufacturing at Autodesk, and she served as its Vice President, Industry Strategy and Marketing – Architecture, Engineering and Construction from February 2012 through January 2015. She has also held other senior positions at Autodesk, including managing its Global eCommerce business and Autodesk.com, and managing its Geospatial Business and infrastructure business. Prior to joining Autodesk in 2003, Ms. Campbell served in executive-level marketing positions at Evolve (now Oracle), Sterling Software Inc., and Digital Equipment Corporation. Ms. Campbell holds an M.B.A. from Babson College and a B.A. in Mathematics and Computer Science from Boston College. She was selected to serve on our board of directors because of her valuable expertise in business, industry, and marketing strategy.



PAUL E. JACOBS, Ph.D

AGE: 60

DIRECTOR SINCE: 2016

COMMITTEES: Nominating & Corporate Governance (*Chair*)

INDEPENDENT DIRECTOR

EXPERIENCE: Dr. Jacobs has served as a member of our board of directors since April 2016. Since April 2018, Dr. Jacobs has served as Chair and Chief Executive Officer of XCOM Labs, Inc., a wireless technology company, and since January 2021, Dr. Jacobs has served as CEO and as a member of the board of directors of Jaws Juggernaut Acquisition Corporation, a special purpose acquisition company. From March 2014 to March 2018, Dr. Jacobs served as Executive Chair for Qualcomm Incorporated, a semiconductor and telecommunications equipment company, or Qualcomm. From March 2009 to March 2018, Dr. Jacobs served as Chair of the board of directors for Qualcomm. From July 2005 to March 2014, Dr. Jacobs served as Chief Executive Officer for Qualcomm. Dr. Jacobs also currently serves as a member of the board of directors for a number of private companies. Dr. Jacobs holds a Ph.D. in Electrical Engineering and Computer Science, an M.S. in Electrical Engineering, and a B.S. in Electrical Engineering and Computer Science from the University of California, Berkeley. Dr. Jacobs was selected to serve on our board of directors because of his extensive business, operations, and management experience.



SARA MATHEW

AGE: 67

DIRECTOR SINCE: 2021

COMMITTEES: Audit; Talent and Compensation (*Chair*)

INDEPENDENT DIRECTOR

EXPERIENCE: Ms. Mathew has served as a member of our board of directors since July 2021. From January 2010 to October 2013, Ms. Mathew served as Chief Executive Officer of Dun and Bradstreet Corporation, or Dun and Bradstreet, a commercial data analytics company, as its President and Chief Operating Officer from March 2007 to January 2010 and as its Chief Financial Officer from August 2001 to March 2007. Ms. Mathew also served as a member of the board of directors of Dun and Bradstreet from January 2008 to October 2013, including as Chair from July 2010 to October 2013. Prior to joining Dun and Bradstreet, Ms. Mathew served for eighteen years in a number of executive-level finance positions for the Procter & Gamble Company, or P&G, a consumer goods company. Ms. Mathew currently serves as the non-executive Chair of the board of directors for the Federal Home Loan Mortgage Company, a government-sponsored mortgage securitization company. Ms. Mathew also serves as a member of the board of directors for Carnival Corporation & plc, a global leisure travel company and State Street Corporation, a financial services company. Ms. Mathew previously served as a member of the board of directors of XOS, Inc., a manufacturer of electric trucks, Reckitt Benckiser, a consumer products company, Avon Products, Inc. a beauty, household and personal care products manufacturer, Campbell Soup Company, Inc., a consumer food company, and Shire PLC, a biopharmaceutical company. Ms. Mathew holds an M.B.A. from Xavier University and a B.S. in physics, mathematics and chemistry from the University of Madras. Ms. Mathew was selected to serve on our board of directors because of her experience leading multi-national enterprises and valuable financial, strategy and operational expertise.



ABHAY PARASNIS

AGE: 48

DIRECTOR SINCE: 2022

COMMITTEES: Talent and Compensation

INDEPENDENT DIRECTOR

EXPERIENCE: Mr. Parasnis has served as a member of our board of directors since March 2022. Since May 2022, Mr. Parasnis has served as Chief Executive officer of Typeface Inc., a company that provides enterprise AI solutions. From July 2015 to February 2022, Mr. Parasnis served as Chief Technology Officer of Adobe Inc., during which time Mr. Parasnis also held additional titles, including Executive Vice President from January 2016 to February 2022, Chief Strategy Officer from February 2020 to December 2020, and Chief Product Officer from December 2020 to February 2022. Prior to joining Adobe, Mr. Parasnis served in executive level positions with Kony, Inc., Oracle Corporation and Microsoft Corporation. Mr. Parasnis holds a B.S. in Electronics & Telecommunications from the College of Engineering Pune in Pune, India and an Advanced Diploma in Computer Science from the National Institute of Information Technology. Mr. Parasnis was selected to serve on our board of directors because of his extensive technical, product, and operational expertise and his experience leading and growing a multi-product portfolio.

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE (continued)



KAREN PEACOCK

AGE: 50

DIRECTOR SINCE: 2019

COMMITTEES: Talent and Compensation

INDEPENDENT DIRECTOR

EXPERIENCE: Ms. Peacock has served as a member of our board of directors since August 2019. From July 2020 to October 2022, Ms. Peacock served as Chief Executive Officer for Intercom, Inc., or Intercom, a corporation that develops and markets business messaging and communication software, and from May 2017 to July 2020, Ms. Peacock served as Chief Operating Officer for Intercom. From January 2016 to March 2017, Ms. Peacock served as Senior Vice President, Small Business at Intuit Inc., or Intuit, and from 2014 to January 2016, she served as VP, General Manager of Intuit's Employee Management Solutions division. Ms. Peacock has also held other senior roles at Intuit, including Vice President of Marketing and Product Management. Prior to joining Intuit in 2002, Ms. Peacock was Director of Product Management at Allegis Corporation and prior to that, was a management consultant with the Boston Consulting Group. Ms. Peacock holds an M.B.A. from Stanford Graduate School of Business and a B.A. in Applied Mathematics from Harvard University. She was selected to serve on our board of directors because of her valuable expertise in business, industry, and her extensive experience in executive-level operational roles.



MICHAEL SEIBEL

AGE: 40

DIRECTOR SINCE: 2020

COMMITTEES: Talent and Compensation

INDEPENDENT DIRECTOR

EXPERIENCE: Mr. Seibel has served as a member of our board of directors since December 2020. Mr. Seibel has served as a Partner at Y Combinator, an accelerator and investment company for early-stage technology companies since October 2014 and is also currently the Managing Director of YC Early Stage. From February 2012 to August 2012, Mr. Seibel served as Chief Executive Officer of Socialcam, Inc., a social media company, and from June 2007 to October 2011, Mr. Seibel served as Chief Executive Officer of Justin.tv (now known as Twitch.tv), an online video broadcasting company. Mr. Seibel holds a B.A. in Political Science from Yale University. Mr. Seibel was selected to serve on our board of directors because of his financial and managerial experience.

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE (continued)

Director Independence

Under the listing rules of Nasdaq, independent directors must comprise a majority of a listed company's board of directors. In addition, Nasdaq rules require that, subject to specified exceptions, each member of a listed company's audit, talent and compensation, and nominating and corporate governance committees be independent. Under Nasdaq rules, a director will only qualify as an "independent director" if, in the opinion of the company's board of directors, the director does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

Our board of directors has undertaken a review of the independence of each director. Based on information provided by each director concerning his or her background, employment, and affiliations, our board of directors has determined that Dr. Jacobs, Messrs. Blair, Parasnis and Seibel, and Mss. Campbell, Mathew and Peacock do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is "independent" as that term is defined under Nasdaq listing rules. In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director, and the transactions involving them, if any, described in the section titled "*Certain Relationships and Related Party Transactions.*"

Board Leadership Structure and Role of the Lead Independent Director

Mr. Houston currently serves as both the chair of our board of directors and as our Chief Executive Officer. As our co-founder, Mr. Houston is best positioned to identify strategic priorities, lead critical discussion, and execute our business plans.

Our board of directors has adopted Corporate Governance Guidelines that provide that one of our independent directors should serve as our lead independent director at any time when the chair of our board of directors is not independent, including when our Chief Executive Officer serves as the chair of our board of directors. Because Mr. Houston is our chair and is not an "independent" director as defined in Nasdaq's listing rules, our board of directors has determined that it is advisable and in the best interests of stockholders to have a lead independent director to, among other things, preside over meetings of the independent directors and help set the agenda for Board meetings. Mr. Blair has served as our lead independent director since March 2020. As our lead independent director, Mr. Blair presides over periodic meetings of our independent directors, serves as a liaison between Mr. Houston and our independent directors, and performs such additional duties as our board of directors may otherwise determine and delegate. The lead independent director's responsibilities include:

- presiding over all meetings of the board of directors at which the chair is not present;

- calling separate meetings of the independent directors and determining the agenda and serving as chair of meetings of independent directors;

- reporting to our Chief Executive Officer and chair regarding feedback from executive sessions; and

- serving as spokesperson for the company if requested.

Only independent directors serve on the audit committee, the talent and compensation committee, and the nominating and corporate governance committee of our board of directors. Our independent directors meet at least quarterly in executive sessions chaired by the lead independent director, which include discussions and recommendations regarding guidance to be provided to the Chief Executive Officer, and such topics as the independent directors may determine.

As a result of the board of directors' committee system and the existence of a majority of independent directors, combined with a strong lead independent director with significant responsibilities and the company's robust corporate governance policies and procedures, the board of directors believes it maintains effective oversight of our business operations, including independent oversight of our financial statements and risk management, executive compensation, selection of director candidates, and corporate governance programs. We believe that the leadership structure of our board of directors, including Mr. Blair's role as lead independent director, as well as the strong independent committees of our board of directors is appropriate and enhances our board of directors' ability to effectively carry out its roles and responsibilities on behalf of our stockholders. Mr. Houston's combined role

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE (continued)

leverages his deep involvement with the company's business, and his history as a co-founder of the company with knowledge of the company's development and culture enables strong leadership, creates clear accountability and enhances our ability to communicate our message and strategy clearly and consistently to stockholders.

Board Committees

Our board of directors has established an audit committee, a talent and compensation committee, and a nominating and corporate governance committee. The composition and responsibilities of each of the committees of our board of directors is described below. Members will serve on these committees until their resignation or until as otherwise determined by our board of directors.

Director	Audit	Talent and Compensation	Nominating and Corporate Governance
Andrew W. Houston			
Donald W. Blair	■ ▲		
Lisa Campbell	●		●
Paul E. Jacobs, Ph.D			■
Sara Mathew	● ▲	■	
Abhay Parasnis		●	
Karen Peacock		●	
Michael Seibel		●	
Number of Meetings	6	4	3

● Committee member　　■ Committee chair　　▲ Financial expert

Audit Committee

Our audit committee consists of Mr. Blair and Mss. Campbell and Mathew, with Mr. Blair serving as chair. Each of the members of the audit committee meets the requirements for independence of audit committee members under Nasdaq listing rules and SEC rules and regulations and also meets the financial literacy and sophistication requirements of the Nasdaq listing rules. Our board of directors has determined that Mr. Blair and Ms. Mathew are audit committee financial experts within the meaning of Item 407(d) of Regulation S-K. Our audit committee is responsible for, among other things:

- selecting a qualified firm to serve as the independent registered public accounting firm to audit our financial statements;

- helping to ensure the independence and overseeing performance of the independent registered public accounting firm;

- reviewing and discussing the scope and results of the audit with the independent registered public accounting firm, and reviewing, with management, internal audit and the independent registered public accounting firm, our interim and year-end operating results;

- reviewing our financial statements and our critical accounting policies and estimates;

- overseeing and monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to financial statements or accounting matters;

- reviewing and approving any amendments to the internal audit charter;

- reviewing the design, implementation, adequacy, and effectiveness of our internal controls;

- overseeing the performance of our internal audit department, which functionally reports to the audit committee;

- developing procedures for employees to submit concerns anonymously about questionable accounting, internal accounting controls, or audit matters;

- overseeing management's assessment and mitigation of enterprise risks;

- overseeing compliance with our code of business conduct and ethics;

- overseeing programs and policies with respect to assessing and managing risks pertaining to our operational infrastructure, particularly reliability, business continuity, cybersecurity, and data privacy;

- reviewing and approving related party transactions; and

- pre-approving all audit and all permissible non-audit services to be performed by the independent registered public accounting firm.

Our audit committee operates under a written charter that satisfies the applicable rules and regulations of the SEC and the listing standards of Nasdaq. A copy of the charter for our audit committee is available on our website at investors.dropbox.com. During 2022, our audit committee held six meetings.

Talent and Compensation Committee

Our talent and compensation committee consists of Mss. Peacock and Mathew and Messrs. Parasnis and Seibel, with Ms. Mathew serving as chair. Mr. Parasnis was appointed to the talent and compensation committee in March 2022. Each member of the talent and compensation committee meets the requirements for independence for talent and compensation committee members under the listing standards of Nasdaq. Each member of our talent and compensation committee is also a non-employee director, as defined pursuant to Rule 16b-3 promulgated under the Securities Exchange Act of 1934, as amended ("***Exchange Act***"), or Rule 16b-3. Our talent and compensation committee is responsible for, among other things:

- reviewing, approving, and determining, or making recommendations to our board of directors regarding, the compensation of our executive officers, including our Chief Executive Officer;

- administering our equity compensation plans;

- reviewing, approving, and administering incentive compensation and equity compensation plans;

- reviewing and approving our overall compensation philosophy;

- making recommendations regarding non-employee director compensation to our full board of directors; and

- reviewing our human capital management disclosures and activities, including assisting our board with matters related to talent acquisition, management and development, employee engagement, and diversity and inclusion.

Our talent and compensation committee operates under a written charter that satisfies the applicable rules and regulations of the SEC and the listing standards of Nasdaq. A copy of the charter for our talent and compensation committee is available on our website at investors.dropbox.com. During 2022, our talent and compensation committee held four meetings.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Ms. Campbell and Dr. Jacobs, with Dr. Jacobs serving as chair. Each member of the nominating and corporate governance committee meets the requirements for independence under the listing standards of Nasdaq. Our nominating and corporate governance committee is responsible for, among other things:

- identifying, evaluating, and making recommendations to our board of directors regarding nominees for election to our board of directors and its committees;

- overseeing the evaluation of the performance of our board of directors and of individual directors;

- considering and making recommendations to our board of directors regarding the composition of our board of directors and its committees;

- overseeing our corporate governance practices;

- contributing to succession planning;

- developing and making recommendations to our board of directors regarding corporate governance guidelines and matters; and

- overseeing our environmental, social and governance ("***ESG***") activities, programs and disclosures.

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE (continued)

Our nominating and corporate governance committee operates under a written charter that satisfies the applicable Nasdaq listing standards. A copy of the charter for our nominating and corporate governance committee is available on our website at investors.dropbox.com. During 2022, our nominating and corporate governance committee held three meetings.

Attendance at Board and Stockholder Meetings

During our fiscal year ended December 31, 2022, our board of directors held eight meetings (including regularly scheduled and special meetings), and each director attended at least 75% of the aggregate of (i) the total number of meetings of our board of directors held during the period for which he or she has been a director and (ii) the total number of meetings held by all committees of our board of directors on which he or she served during the periods that he or she served.

Although we do not have a formal policy regarding attendance by members of our board of directors at annual meetings of stockholders, we strongly encourage, but do not require, our directors to attend. All directors who then served on the board attended our 2022 annual meeting of our stockholders.

Compensation Committee Interlocks and Insider Participation

None of the members of our talent and compensation committee is or has been an officer or employee of our company. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or talent and compensation committee (or other board committee performing equivalent functions) of any entity that has one or more of its executive officers serving on our board of directors or talent and compensation committee.

Considerations in Evaluating Director Nominees

Our nominating and corporate governance committee uses a variety of methods, including engaging the services of outside consultants and search firms, to identify and evaluate director nominees. In its evaluation of director candidates, our nominating and corporate governance committee considers the current size and composition, organization, and governance of our board of directors and the needs of our board of directors and the respective committees of our board of directors. Some of the qualifications that our nominating and corporate governance committee considers include, without limitation, issues of character, integrity, judgment, business experience, and diversity, and with respect to diversity, such factors as gender, race, ethnicity, sexual orientation, gender identity, differences in professional background, education, skill and other individual qualities and attributes that contribute to the total mix of viewpoints and experience represented on the board of directors, potential conflicts of interest and other commitments. Nominees must also have the highest personal and professional ethics and the ability to offer advice and guidance to our Chief Executive Officer and other members of management based on proven achievement and leadership in the companies or institutions with which they are affiliated. Director candidates must understand the fiduciary responsibilities that are required of a member of our board of directors and have sufficient time available, in the judgment of our nominating and corporate governance committee, to perform all board of director and applicable committee responsibilities. Members of our board of directors are expected to prepare for, attend, and participate in all board of directors and applicable committee meetings. Our nominating and corporate governance committee may also consider such other factors as it may deem, from time to time, are in our and our stockholders' best interests.

The nominating and corporate governance committee considers the suitability of each director candidate, including current directors, in light of the current size and composition of our board. Although we do not maintain a specific policy with respect to board diversity, our board of directors believes that our board of directors should be a diverse body, and our nominating and corporate governance committee considers a broad range of backgrounds and experiences. In making determinations regarding nominations of directors, our nominating and corporate governance committee may take into account the benefits of diverse viewpoints. After completing its review and evaluation of director candidates, including incumbent directors, our nominating and corporate governance committee recommends to our full board of directors the director nominees for selection.

Board Evaluations

The effectiveness of our board of directors and its committees is critical to our success. To maintain and improve that effectiveness, our nominating and corporate governance committee, in partnership with our lead independent director, oversees the design and implementation of an annual assessment of our board and its committees.

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE (continued)

Our board of directors engaged a board governance consultant (the "***Consultant***") to help enhance this assessment process. The Consultant prepared a written survey in close partnership with our nominating and governance committee, in-house legal team, and lead independent director. This survey contained a mix of statements and open-ended questions. The Consultant then consolidated this feedback and led a discussion with the board regarding results and opportunities to increase effectiveness.

Our board of directors and its committees implement improvements and take further actions, as appropriate, based on opportunities identified during its evaluation.

Stockholder Recommendations and Nominations to the Board of Directors

Our nominating and corporate governance committee will consider director candidates recommended by stockholders holding at least one percent (1%) of the fully diluted capitalization of Dropbox, Inc. continuously for at least 12 months prior to the date of the submission of the recommendation, so long as such recommendations comply with our amended and restated certificate of incorporation, amended and restated bylaws, and applicable laws, rules and regulations, including those promulgated by the SEC. Our nominating and corporate governance committee will evaluate such recommendations in accordance with its charter, our amended and restated bylaws and our policies and procedures for director candidates, as well as the regular director nominee criteria described above. This process is designed to ensure that our board of directors includes members with diverse backgrounds, skills, and experience, including appropriate financial and other expertise relevant to our business. Eligible stockholders wishing to recommend a candidate for nomination should contact our Corporate Secretary or legal department in writing. Such recommendations must include information about the candidate, a statement of support by the recommending stockholder, evidence of the recommending stockholder's ownership of our capital stock, a signed letter from the candidate confirming willingness to serve on our board of directors and any additional information required by our amended and restated bylaws. Our nominating and corporate governance committee has discretion to decide which individuals to recommend for nomination as directors.

Under our amended and restated bylaws, stockholders may also directly nominate persons for our board of directors. Any nomination must comply with the requirements set forth in our amended and restated bylaws and should be sent in writing to our Corporate Secretary at Dropbox, Inc., 1800 Owens Street San Francisco, California 94158. To be timely for the 2024 annual meeting of stockholders, nominations must be received by our Corporate Secretary observing the same deadlines for stockholder proposals discussed above under "*What is the deadline to propose actions for consideration at next year's annual meeting of stockholders or to nominate individuals to serve as directors? – Stockholder Proposals.*"

Communications with the Board of Directors

Interested parties wishing to communicate with non-management members of our board of directors may do so by writing and mailing the correspondence to our Corporate Secretary at Dropbox, Inc., 1800 Owens Street, San Francisco, California 94158. Each communication should set forth (i) the name and address of the stockholder, as it appears on our books, and if the shares of our common stock are held by a broker, bank or nominee, the name and address of the beneficial owner of such shares, and (ii) the class and number of shares of our common stock that are owned of record by the record holder and beneficially by the beneficial owner.

Our Corporate Secretary or legal department, in consultation with appropriate members of our board of directors as necessary, will review all incoming communications and, if appropriate, such communications will be forwarded to the appropriate member or members of our board of directors, or if none are specified, to the chair of our board of directors.

This procedure does not apply to (i) communications to non-management directors from our officers or directors who are stockholders or (ii) stockholder proposals submitted pursuant to Rule 14a-8 under the Exchange Act, which are discussed further in the section titled "*What is the deadline to propose actions for consideration at next year's annual meeting of stockholders or to nominate individuals to serve as directors?—Stockholder Proposals*" described above in this proxy statement.

Corporate Governance Guidelines and Code of Business Conduct and Ethics

Our board of directors has adopted Corporate Governance Guidelines that address items such as the qualifications and responsibilities of our directors and director candidates, including independence standards, and corporate governance policies and standards applicable to us in general. In addition, our board of directors has adopted a Code of Business Conduct and Ethics that

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE (continued)

applies to all of our employees, officers, independent contractors and directors, including our Chief Executive Officer, Chief Financial Officer and other executive and senior financial officers. The full text of our Corporate Governance Guidelines and our Code of Business Conduct and Ethics is posted on our website at investors.dropbox.com. We will post amendments to our Code of Business Conduct and Ethics or any waivers of our Code of Business Conduct and Ethics for directors and executive officers on the same website or in filings under the Exchange Act.

Role of Board in Risk Oversight Process

Risk is inherent with every business, and we face a number of risks, including strategic, financial, business and operational, legal and compliance, and reputational, in the pursuit and achievement of our strategic objectives. We have designed and implemented processes to manage risk in our operations. Management is responsible for the day-to-day oversight and management of these risks, while our board of directors, as a whole and assisted by its committees, has responsibility for the oversight of our risk management framework, which is designed to identify, assess, and manage risks to which our company is exposed, as well as to foster a corporate culture of integrity. Consistent with this approach, our board and its committees regularly review our strategic and operational risks in the context of discussions with management, question and answer sessions, and reports from the management team, outside advisors, and consultants.

In addition, our board has designated standing committees with oversight of certain categories of risk and receives regular reports on significant risk-related committee activities at full board meetings. Delegated committee oversight of specific risks is below.

Audit Committee

Our audit committee assists our board in fulfilling its oversight responsibilities with respect to risk management in the areas of internal control over financial reporting and disclosure controls and procedures, as well as legal and regulatory compliance. The audit committee further oversees our initiatives related to our operational infrastructure, particularly reliability, business continuity, cybersecurity, and data privacy. Our audit committee also, among other things, discusses with management and the independent auditor guidelines with respect to risk assessment and risk management.

Talent and Compensation Committee

Our talent and compensation committee assesses risks relating to our executive compensation plans and arrangements, and whether our compensation policies and programs have the potential to encourage excessive risk-taking. Our talent and compensation committee also oversees our human capital management activities and related risks.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee assesses risks relating to our corporate governance practices and the independence of the board. Our nominating and corporate governance committee also generally oversees our ESG activities and related risks.

Our board of directors believes its current leadership structure supports the risk oversight function of the board.

Cybersecurity and Data Privacy Governance

Our Guiding Value

Being Worthy of Trust is our guiding value and serves as the foundation of our relationship with the millions of people and businesses around the world who rely on Dropbox to protect their most valuable content. Protecting our users' information through robust data privacy and cybersecurity programs is one of our top priorities. Effective governance of these programs is a priority for our board.

Board and Management Oversight

Our audit committee oversees programs and policies related to cybersecurity risks and initiatives. Our audit committee is comprised entirely of independent directors who evaluate these issues at least quarterly. The board of directors also regularly discusses these issues at least annually and considers them closely both from a risk management perspective and as part of Dropbox's business strategy.

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE (continued)

We have also established a cross-functional leadership team to oversee our information security and privacy programs and practices, as well as to identify and mitigate security and privacy risks. This team, which reports periodically to the board of directors, audit committee, and members of our senior leadership team, includes senior leaders from our legal, privacy, information security, information technology, infrastructure, and compliance teams, including our Chief Privacy Officer, VP, Security & Platform Abuse, and Chief Legal Officer.

With oversight and guidance provided by the cross-functional leadership team, our information security and privacy teams continually refine our practices to address emerging security risks and changes in privacy regulations.

We have also established an Office of Data Protection Officer (the "**ODPO**") to provide independent oversight of our privacy program and guidance on privacy issues; the ODPO is headed by the VP, Data Protection Officer and acts as the single point of contact for privacy-related requests for users subject to the General Data Protection Regulation, as well as for regulatory authorities. The ODPO reports periodically to management, the board of directors, and the audit committee on privacy risks to provide an independent assessment of our privacy program.

We also have a privacy policy that describes how we collect, use, store, share, and protect customer data, as well as how customers can access and manage their personal data. We are committed to upholding the legal protections safeguarding the privacy of our customers' data as well as outlining our policies and practices pertaining to government requests for customer data; as part of that commitment, we have publicly disclosed our guiding principles in responding to government requests and, since 2012, we have published quantitative data on government requests that we received.

External Auditing Standards

Several of our security and privacy management systems are independently examined and/or certified according to internationally recognized standards:

- Our primary information security management system is independently examined on an annual basis and is ISO 27001 certified.

- Our primary privacy information management system is independently examined on an annual basis and is ISO 27701 certified.

- Our primary cloud security controls are ISO 27017 certified and our cloud privacy and data protection controls are ISO 27018 certified.

- Our primary incident-response policies and procedures are examined as part of SOC 2, ISO 27001, and other security assessments.

Employee Training

All employees are required to complete annual information security and privacy training and to comply with our information security and privacy policies, which are reviewed and updated annually. They also receive ongoing security awareness education via informational emails, talks and presentations, and resources available on our intranet.

Environmental, Social and Governance Matters

At Dropbox, our mission is to create a more enlightened way of working. We believe Dropbox's long-term success will be strengthened by helping to create a more equitable and sustainable world for our stakeholders.

We are committed to conducting business in an ethical and transparent way, and to being accountable to our customers, our employees, our stockholders, the communities in which we operate, and all our other stakeholders for the manner in which we run our business.

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE (continued)

ESG Governance and Oversight

The committees of our board of directors play important roles in overseeing our ESG matters:

Nominating and Corporate Governance Committee	Talent and Compensation Committee	Audit Committee
Our nominating and corporate governance committee generally oversees Dropbox's ESG activities, programs, and disclosures, other than such activities specifically delegated to another standing committee.	Our talent and compensation committee oversees Dropbox's human capital management activities.	Our audit committee oversees initiatives related to our operational infrastructure, particularly reliability, business continuity, cybersecurity, and data privacy, and business ethics, as well as our enterprise-risk management program.

Multiple teams, with oversight from our board of directors and its committees, play a role in executing Dropbox's ESG strategy and programs. Our Social Impact and Sustainability team leads Dropbox's internal ESG working group, which reports to members of our senior leadership team who are responsible for overseeing the direction of our ESG program.

Environmental Sustainability

- We have announced company-wide environmental sustainability goals that we plan to accomplish by 2030:

  - Achieve carbon neutrality with respect to scope 1, scope 2 and scope 3 business travel emissions.

  - Source 100% renewable electricity for our operations, including our data centers.

- In addition, we are committed to supporting nonprofits focused on sustainability and climate change in partnership with the Dropbox Foundation (the "***Foundation***") by empowering our employees to volunteer with organizations focused on environmental sustainability, and supporting internal sustainability employee interest groups.

Social

Employee Wellness and Development

- In 2020, we announced our Virtual First work model pursuant to which remote work has become the primary experience for all of our employees; as part of our Virtual First workforce strategy, we strive to support our employees by:

  - Providing a quarterly allowance that gives employees the flexibility to focus this benefit towards what really matters to them; this may include health and wellness, family and caregiver support, productivity and ergonomics, learning and development programs or financial wellness.

  - Empowering our employees to adopt flexible working arrangements and providing tools for efficient remote collaboration.

  - Continuing to provide opportunities for in-person collaboration at our "Dropbox Studios" locations and "On-Demand Spaces" and through team offsites and events.

- We are committed to supporting the well-being of our employees by providing paid parental leave for all our employees, as well as mental and physical wellness benefits.

- Dropbox is committed to a safe and healthy work environment for employees and considers it a key component of continued success. This commitment is led by the Global Physical Security and Safety team, which includes a Global Security Operations Center ("*GSOC*"). GSOC helps employees whenever there's an emergency or incident and is the main contact during a crisis response by Dropbox. GSOC provides around-the-clock support for employees whether they're in a studio, on a business trip, or at home.

- With the shift to our Virtual First work model, we remain committed to supporting their well-being and development:

  - We provide subsidized dependent care and access to dependent care resources, as well as supporting flexible working arrangements for our employees with caregiving obligations.

- We offer a program to help employees and their dependents manage their mental health through coaching, therapy, and on-demand resources.

- We continue to offer robust learning and development opportunities for our employees and managers, which included skill-building workshops as well as coaching pods to support connection and peer learning in a remote context.

- We conduct a bi-annual employee engagement survey, the results of which are used by management to refine our employee wellness and development initiatives.

Diversity, Equity and Inclusion

- We provide resources and training to employees at all levels to ensure that we are cultivating diverse and inclusive teams, as well as sponsor a number of professional development opportunities.

- Our Employee Resource Groups, or ERGs, provide support for different identity groups within our workforce by fostering an inclusive environment and providing professional development and community-building opportunities; each ERG has an executive-level sponsor who champions ERG initiatives and programs.

Social Impact

- At Dropbox, we're committed to leveraging our people, products, and resources for good, which we believe positively contributes to our work culture and helps us recruit and retain talented employees.

- We partner closely with the Foundation in its work with nonprofit organizations to defend human rights in communities around the world. We encourage Dropbox employees to support these organizations and other causes they're passionate about through skills-based volunteering, donations, and by raising awareness of their missions through internal talks and other advocacy.

- We empower our employees to give back to their communities by providing paid volunteer time off, matching a portion of employee donations to nonprofits and making product donations to nonprofit organizations nominated by our employees.

Accessibility

- Our mission is to design a more enlightened way of working—for everyone who uses our products. Inclusion is at the heart of our mission. The Dropbox for All initiative is a commitment to making Dropbox more inclusive and broadens the possibilities of who can work together, how they can contribute, and what it means to be part of a team.

Governance

Business Conduct and Ethics; Human and Labor Rights

- We have a Worldwide Code of Business Conduct and Ethics (the "***Code of Conduct***") that is applicable to all our employees, officers, directors and independent contractors, as well as written policies addressing insider trading, anti-corruption, financial controls and maintaining confidentiality.

- The Code of Conduct and our internal policies are reviewed on an annual basis and updated as necessary.

- All employees are required to complete a training course on the Code of Conduct and related policies on an annual basis; additional trainings on select topics are provided to certain employees based on their roles.

- Trust is one of our core values and we seek to maintain that trust through empowering employees to report any potential violations of our Code of Conduct, our policies or applicable laws through our confidential whistleblower hotline; we do not tolerate any retaliation against employees who report potential violations in good faith or participate in investigations into such violations.

- We prohibit all forms of slavery, human trafficking, and discrimination in our operations, and we strive to ensure that our policies and procedures are reflective of our commitment to human and labor rights.

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE (continued)

- Our Supplier Code of Conduct establishes our expectations of a supplier's commitment to safeguarding human rights in their own operations.

Director Compensation

We have adopted a compensation policy for our non-employee directors. Under this director compensation policy, each non-employee director receives the cash and equity compensation for board services described below. We also reimburse our non-employee directors for reasonable, customary, and documented travel expenses to board meetings. The director compensation policy has been developed in consultation with Compensia, Inc., or Compensia, an independent national compensation consulting firm. Compensia provided recommendations and competitive non-employee director compensation data and analyses. We considered and discussed these recommendations and data and considered the specific duties and committee responsibilities of particular directors. We adopted Compensia's recommendations when we initially adopted the director compensation policy in connection with our initial public offering, and we believe the policy provides our non-employee directors with reasonable and appropriate compensation that is commensurate with the services they provide and competitive with compensation paid by our peer group companies to their non-employee directors. Compensia has also advised on subsequent amendments to the policy. Our director compensation policy follows the principles listed below.

Principle	Description
Pay Mix	Our director compensation policy consists of a balance of cash and equity, with an emphasis on equity over cash, in order to better align the interests of our directors with that of our stockholders.
Total Compensation Limit	Our director compensation policy includes a maximum annual limit of $1,200,000 of cash compensation and equity awards that may be paid, issued, or granted to a non-employee director in any fiscal year. The maximum limit does not reflect the intended size of any potential compensation or equity awards to our non-employee directors. Any cash compensation paid or equity awards granted to a person for his or her services as an employee, or for his or her services as a consultant (other than as a non-employee director), will not count for purposes of the limitation. For purposes of this limitation, the value of equity awards is based on the grant date fair value (determined in accordance with U.S. Generally Accepted Accounting Principles ("**GAAP**")).
Regular Review	With advice from Compensia, our talent and compensation committee regularly reviews the amount and form of director compensation to ensure consistency with prudent governance practices and comparability with our peer group.
Board Leadership Compensation	Our director compensation policy provides additional compensation for leadership positions on the board of directors, including lead independent director and committee chair roles, to account for the added time and effort associated with these positions.

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE (continued)

Components of Compensation

Our director compensation policy consists of a cash component and an equity component. There are no per-meeting attendance fees for attending board meetings. Directors who are also our employees receive no additional compensation for their service as directors. The components of our director compensation policy, as currently in effect, are described below.

Component	Description
Cash Compensation	
Annual Cash Retainer	$50,000, paid quarterly in arrears on a prorated basis.
Committee and Board Leadership Compensation	Under the policy in fiscal 2022, each non-employee director was entitled to receive the following cash compensation for their additional services: • $35,000 per year for service as a lead independent director; • $30,000 per year for service as chair of the audit committee; • $12,500 per year for service as a member of the audit committee; • $20,000 per year for service as chair of the talent and compensation committee; • $10,000 per year for service as a member of the talent and compensation committee; • $15,000 per year for service as chair of the nominating and corporate governance committee; and • $5,000 per year for service as a member of the nominating and corporate governance committee. Directors who serve as the chair of a committee will receive only the annual fee as the chair of the committee and not any additional fees for serving as a member of that committee.
Equity Compensation	
Initial Award	Each person who first becomes a non-employee director receives, on the first trading date on or after the date on which the person first becomes a non-employee director, an initial award of restricted stock units ("**RSUs**"), or the Initial Award. An employee director who becomes a non-employee director due to termination of employment will not be entitled to an Initial Award. *Number of Shares* The Initial Award covers a number of shares of our Class A common stock having a grant date fair value (determined in accordance with GAAP) equal to $250,000 multiplied by the fraction obtained by dividing (a) the number of full months during the period beginning on the date the person first becomes a non-employee director and ending on the one-year anniversary of the date of the then-most recent annual meeting of the company's stockholders, or the Initial Award Vesting Period by (b) 12, rounded to the nearest whole share. *Vesting of Award* The Initial Award vests on the last day of the Initial Award Vesting Period or, if earlier, on the day before the annual meeting of our stockholders that follows the grant date of the Initial Award, subject to the non-employee director continuing to provide services to us through the applicable vesting date.

Component	Description
Annual Award	Each non-employee director will automatically receive, on the date of each annual meeting of stockholders following the effective date of the policy, an annual award of RSUs, each of which we refer to as an Annual Award. *Number of Shares* Each Annual Award covers a number of shares of our Class A common stock having a grant date fair value (determined in accordance with GAAP) of $250,000, rounded to the nearest whole share. *Vesting of Award* The Annual Award will vest on the one-year anniversary of the grant date of the Annual Award or, if earlier, the day before our annual meeting of stockholders that follows the grant date of the Annual Award, subject to the non-employee director continuing to provide services to us through the applicable vesting date.
Deferral of Awards	Each non-employee director may elect to defer the delivery of the settlement of any Initial Award or Annual Award that would otherwise be delivered to such non-employee director on or following the date such award vests pursuant to the terms of a deferral election such non-employee director makes in accordance with the policy.
Change in Control	In the event of a ''change in control'' (as defined in our 2018 Equity Incentive Plan), each non-employee director will fully vest in his or her outstanding company equity awards, including any Initial Award or Annual Award, provided that the non-employee director continues to be a non-employee director through such date.

2022 Compensation

The following table provides information regarding compensation of our non-employee directors for their service as directors, for the fiscal year ended December 31, 2022. Directors who are also our employees receive no additional compensation for their service as directors. During 2022, Mr. Houston was an employee and executive officer of the company and therefore, did not receive compensation as a director. See ''*Executive Compensation*'' for additional information regarding Mr. Houston's compensation.

Name	Fees Paid or Earned in Cash ($)	Stock Awards ($)[1][2]	All Other Compensation ($)	Total ($)
Donald W. Blair	115,000	243,604	—	358,604
Lisa Campbell	67,500	243,604	—	311,104
Paul E. Jacobs	65,000	243,604	—	308,604
Sara Mathew	72,500	243,604	—	316,104
Abhay Parasnis	31,167	285,209[3]	—	316,376
Karen Peacock	70,000	243,604	—	313,604
Michael Seibel	60,000	243,604	—	303,604

[1] Amounts shown do not reflect compensation actually received by the director, and there can be no assurance that these amounts will ever be realized by the non-employee directors. Instead, the amount shown is the grant date fair value of the RSU awards granted in fiscal 2022 computed in accordance with ASC Topic 718 — Compensation — Stock Compensation (''**ASC Topic 718**''), disregarding forfeiture assumptions. The grant date fair value of the RSU awards is based on the closing price for a share of our Class A common stock as reported by Nasdaq on the day immediately preceding the grant date. Unless otherwise described in the footnotes below, the grant date fair value of the RSU awards is $19.81, which represents the closing price for a share of our Class A common stock as reported by Nasdaq on May 18, 2022.

[2] 100% of the shares of our Class A common stock underlying the RSUs vest on May 19, 2023 or the day before the next annual meeting of our stockholders, if earlier, subject to the director's continued service with us. See ''*Director Compensation*'' above.

[3] Mr. Parasnis's Initial Award was granted on March 25, 2022. The grant date fair value of his Initial Award is based on a price of $23.23, which represents the closing price for a share of our Class A common stock as reported by Nasdaq on March 24, 2022.

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE (continued)

The following table lists all outstanding equity awards held by non-employee directors as of December 31, 2022:

Name	Date of Grant[1]	Number of Shares Underlying Unvested Stock Awards (#)
Donald W. Blair	5/19/2022	12,297
Lisa Campbell	5/19/2022	12,297
Paul E. Jacobs	5/19/2022	12,297
Sara Mathew	5/19/2022	18,877[2]
Abhay Parasnis	5/19/2022	12,297
Karen Peacock	5/19/2022	12,297
Michael Seibel	5/19/2022	26,264[3]

[1] 100% of the shares of our Class A common stock underlying the RSUs vest on May 19, 2023 or the day before the next annual meeting of our stockholders, if earlier, subject to the director's continued service with us. See "*Director Compensation*" above.

[2] Includes 6,580 vested Restricted Stock Units granted on July 28th 2021 that were deferred at time of grant. These vested Restricted Stock Units will be settled upon the earlier of (a) immediately prior to a Change in Control or (b) within 60 days of Ms. Mathew's separation from the Board or death.

[3] Includes 4,632 vested Restricted Stock Units granted on December 11th, 2020 and 9,335 vested Restricted Stock Units granted on May 20th, 2021 that were deferred at time of grant. These vested Restricted Stock Units will be settled upon the earlier of (a) immediately prior to a Change in Control or (b) within 60 days of Mr. Seibel's separation from the Board or death.

PROPOSAL NO. 1—ELECTION OF DIRECTORS

As of March 23, 2023, our board of directors consisted of eight directors. Until the outstanding shares of our Class B common stock represent less than a majority of the combined voting power of our common stock, we will have a single class of directors with each director elected for a one-year term and until their successor is duly elected and qualified, or until their earlier resignation or removal.

Nominees

Our nominating and corporate governance committee has recommended, and our board of directors has approved, Andrew W. Houston, Donald W. Blair, Lisa Campbell, Paul E. Jacobs, Sara Mathew, Abhay Parasnis, Karen Peacock and Michael Seibel as nominees for election as directors at the Annual Meeting. Each of the nominees is an incumbent director. If elected, each of the nominees will serve as directors until the 2024 annual meeting of stockholders and until their successors are duly elected and qualified. For information concerning the nominees, please see "*Board of Directors and Corporate Governance*." We expect that each of Dr. Jacobs, Messrs. Houston, Blair, Parasnis and Seibel, and Mss. Campbell, Mathew and Peacock will accept such nomination; however, in the event that a director nominee is unable or declines to serve as a director at the time of the Annual Meeting, the proxies will be voted for any nominee designated by our board of directors to fill such vacancy.

If you are a stockholder of record and you sign your proxy card or vote by telephone or over the Internet but do not give instructions with respect to the voting of directors, your shares will be voted "FOR" the election of Dr. Jacobs, Messrs. Houston, Blair, Parasnis and Seibel, and Mss. Campbell, Mathew and Peacock. If you are a street name stockholder and you do not give voting instructions to your broker or nominee, your broker will leave your shares unvoted on this matter.

Vote Required

Each director is elected by a plurality of the votes of the shares present virtually or represented by proxy at the meeting and entitled to vote on the election of directors at the Annual Meeting. "Plurality" means that the eight nominees who receive the largest number of votes cast "For" such nominees are elected as directors. As a result, any shares not voted "For" a particular nominee (whether as a result of a withhold vote or a broker non-vote) will not be counted in such nominee's favor and will have no effect on the outcome of the election.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" EACH OF THE NOMINEES NAMED ABOVE.

PROPOSAL NO. 2—RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Our audit committee has appointed Ernst & Young LLP, an independent registered public accounting firm, to audit our consolidated financial statements for our fiscal year ending December 31, 2023. Ernst & Young LLP has served as our independent registered public accounting firm since 2013.

At the Annual Meeting, our stockholders are being asked to ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for our fiscal year ending December 31, 2023. Our audit committee is submitting the appointment of Ernst & Young LLP to our stockholders because we value our stockholders' views on our independent registered public accounting firm and as a matter of good corporate governance. Notwithstanding the appointment of Ernst & Young LLP, and even if our stockholders ratify the appointment, our audit committee, in its discretion, may appoint another independent registered public accounting firm at any time during our fiscal year if our audit committee believes that such a change would be in the best interests of our company and our stockholders. If our stockholders do not ratify the appointment of Ernst & Young LLP, our board of directors may reconsider the appointment. Representatives of Ernst & Young LLP will be present at the Annual Meeting, and they will have an opportunity to make a statement and will be available to respond to appropriate questions from our stockholders.

Fees Paid to the Independent Registered Public Accounting Firm

The following table presents fees for professional audit services and other services rendered to our company by Ernst & Young LLP for our fiscal years ended December 31, 2022 and 2021.

	2022	2021
Audit Fees[1]	$ 3,879,000	$ 3,375,000
Audit-Related Fees[2]	$ 1,183,000	$ 534,000
Tax Fees[3]	$ 426,000	$ 110,000
All Other Fees[4]	$ 6,000	$ 6,000
Total Fees	**$ 5,494,000**	**$ 4,025,000**

[1] Consists of fees billed for professional services rendered in connection with the audit of our consolidated financial statements, audit of our internal controls over financial reporting, reviews of our quarterly consolidated financial statements, related accounting consultations, and statutory audits of our international subsidiaries.

[2] Consists of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our consolidated financial statements, audit of our internal controls over financial reporting, and not reported under "*Audit Fees*". This includes fees for professional services with respect to the Statement on Standards for Attestation Engagements (SSAE) No. 18 and other service organization control related examinations, certifications, and assessments, and for fiscal year 2022, due diligence services related to mergers and acquisitions.

[3] Tax Fees consist of fees for professional services for domestic and international tax advisory services.

[4] Consists of aggregate fees billed for products and services provided by the independent registered public accounting firm other than those disclosed above, which relate to subscription fees paid for access to online accounting research software applications.

PROPOSAL NO. 2—RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM (continued)

Auditor Independence

In our fiscal year ended December 31, 2022, there were no other professional services provided by Ernst & Young LLP, other than those listed above, that would have required our audit committee to consider their compatibility with maintaining the independence of Ernst & Young LLP.

Audit Committee Policy on Pre-Approval of Audit and Permissible Non-Audit Services of Independent Registered Public Accounting Firm

Our audit committee has established a policy governing our use of the services of our independent registered public accounting firm. Under this policy, our audit committee is required to pre-approve all services performed by our independent registered public accounting firm in order to ensure that the provision of such services does not impair the public accountants' independence. All services provided by Ernst & Young LLP for our fiscal years ended December 31, 2021 and 2022 were pre-approved by our audit committee.

Vote Required

The ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for our fiscal year ending December 31, 2023 requires the affirmative vote of a majority of the voting power of the shares of our common stock present virtually or by proxy at the Annual Meeting and entitled to vote thereon. Abstentions will have the effect of a vote against this proposal, and broker non-votes will have no effect.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.

REPORT OF THE AUDIT COMMITTEE

The audit committee is a committee of the board of directors comprised solely of independent directors as required by Nasdaq listing standards and SEC rules and regulations. The composition of the audit committee, the attributes of its members and the responsibilities of the audit committee, as reflected in its charter, are intended to be in accordance with applicable requirements for corporate audit committees. With respect to Dropbox's financial reporting process, Dropbox's management is responsible for (1) establishing and maintaining internal controls and (2) preparing Dropbox's consolidated financial statements. Dropbox's independent registered public accounting firm, Ernst & Young LLP ("***Ernst & Young***"), is responsible for performing an independent audit of Dropbox's consolidated financial statements and the effectiveness of the company's internal control over financial reporting. It is the responsibility of the audit committee to oversee these activities. It is not the responsibility of the audit committee to prepare Dropbox's financial statements. These are the fundamental responsibilities of management. In the performance of its oversight function, the audit committee has:

- reviewed and discussed the audited consolidated financial statements with management, internal audit and Ernst & Young;

- discussed with Ernst & Young the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board ("***PCAOB***"); and

- received the written disclosures and the letter from Ernst & Young required by applicable requirements of the PCAOB regarding the independent accountant's communications with the audit committee concerning independence, and has discussed with Ernst & Young its independence.

Based on the audit committee's review and discussions with management and Ernst & Young, the audit committee recommended to the board of directors that the audited financial statements be included in the Annual Report on Form 10-K for the fiscal year ended December 31, 2022 for filing with the SEC.

Respectfully submitted by the members of the audit committee of the board of directors:

Donald W. Blair (Chair)
Lisa Campbell
Sara Mathew

This report of the audit committee is required by the SEC and, in accordance with the SEC's rules, will not be deemed to be part of or incorporated by reference by any general statement incorporating by reference this proxy statement into any filing under the Securities Act of 1933, as amended ("***Securities Act***"), or under the Exchange Act, except to the extent that we specifically incorporate this information by reference, and will not otherwise be deemed "soliciting material" or "filed" under either the Securities Act or the Exchange Act.

PROPOSAL NO. 3—ADVISORY VOTE ON THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS

In accordance with the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "**Dodd-Frank Act**") and SEC rules, we are providing our stockholders with the opportunity to vote to approve, on an advisory or non-binding basis, the compensation of our named executive officers as disclosed pursuant to Section 14A of the Exchange Act. This proposal, commonly known as a "Say-on-Pay" proposal, gives our stockholders the opportunity to express their views on our named executive officers' compensation as a whole. This vote is not intended to address any specific item of compensation or any specific named executive officer, but rather the overall compensation of all of our named executive officers and the philosophy, policies and practices described in this proxy statement.

The Say-on-Pay vote is advisory, and therefore is not binding on us, our talent and compensation committee, or our board of directors. The Say-on-Pay vote will, however, provide information to us regarding investor sentiment about our executive compensation philosophy, policies and practices, which our talent and compensation committee will be able to consider when determining executive compensation for the remainder of the current fiscal year and beyond. Our board of directors and our talent and compensation committee value the opinions of our stockholders. To the extent there is any significant vote against the compensation of our named executive officers as disclosed in this proxy statement, we will endeavor to communicate with stockholders to better understand the concerns that influenced the vote and consider our stockholders' concerns, and our talent and compensation committee will evaluate whether any actions are necessary to address those concerns.

We believe that the information provided in the section titled "*Executive Compensation*," and in particular the information discussed in the section titled "*Executive Compensation—Compensation Philosophy*," demonstrates that our executive compensation program was designed appropriately and is working to ensure management's interests are aligned with our stockholders' interests to support long-term value creation. Accordingly, we ask our stockholders to vote "FOR" the following resolution at the Annual Meeting:

"RESOLVED, that the stockholders approve, on an advisory basis, the compensation paid to our named executive officers, as disclosed in the proxy statement for the Annual Meeting pursuant to the compensation disclosure rules of the SEC, including the compensation discussion and analysis, compensation tables and narrative discussion and other related disclosure."

Vote Required

The approval, on an advisory basis, of the compensation of our named executive officers, requires the affirmative vote of a majority of the voting power of the shares of our common stock present virtually or by proxy at the Annual Meeting and entitled to vote thereon to be approved. Abstentions will have the effect of a vote against this proposal, and broker non-votes will have no effect.

As an advisory vote, the result of this proposal is non-binding. Although the vote is non-binding, our board of directors and our talent and compensation committee value the opinions of our stockholders and will consider the outcome of the vote when making future compensation decisions for our named executive officers.

We currently hold our advisory vote on executive compensation annually. Accordingly, the next advisory vote on executive compensation will be held at our 2024 annual meeting of stockholders.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE APPROVAL, ON AN ADVISORY BASIS, OF THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS.

EXECUTIVE OFFICERS

The following table identifies certain information about our executive officers as of March 23, 2023. Our executive officers are appointed by, and serve at the discretion of, our board of directors. There are no family relationships among any of our directors or executive officers.

Name	Age	Position
Andrew W. Houston	40	Chief Executive Officer, Co-Founder, and Chair
Timothy Regan	46	Chief Financial Officer
Bart E. Volkmer	48	Chief Legal Officer

For Mr. Houston's biography, see "*Nominees for Director.*"

Timothy Regan. Timothy Regan, CPA, has served as Dropbox's Chief Financial Officer since September 2020. Previously, he served as Dropbox's Chief Accounting Officer from December 2016 to September 2020. From January 2011 to December 2016, he served as VP Finance Controller at Pandora Media, Inc., or Pandora. Prior to joining Pandora, he held senior positions at Dolby Laboratories, Inc., and Ernst and Young LLP. Mr. Regan received his Bachelor of Arts in Accounting from Georgetown University in 1999 and his Master of Business Administration from the University of California, Berkeley Haas School of Business, in 2011.

Bart E. Volkmer. Mr. Volkmer has served as our Chief Legal Officer since January 2020. From June 2016 to January 2020, Mr. Volkmer served as our General Counsel and from August 2011 to June 2016, Mr. Volkmer served as our Head of Litigation & Regulatory. Prior to joining Dropbox, Mr. Volkmer practiced law at Wilson Sonsini Goodrich & Rosati, a law firm, from 2003 to 2011, where he counseled early-stage and established technology companies. Mr. Volkmer holds a J.D. from Santa Clara University School of Law and a B.A. in English from Creighton University.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This Compensation Discussion and Analysis describes the material elements of our executive compensation program during 2022. It also provides an overview of our executive compensation philosophy, including our principal compensation policies and practices. Finally, it analyzes how and why our talent and compensation committee arrived at the specific compensation decisions for our executive officers, including our named executive officers in 2022, and discusses the key factors that our talent and compensation committee considered in determining their compensation.

Our named executive officers for 2022 were:

Named Executive Officer	Title
Andrew W. Houston	Chief Executive Officer
Timothy Regan	Chief Financial Officer
Timothy Young[1]	President
Bart E. Volkmer	Chief Legal Officer

[1] Mr. Young resigned as President of the company effective February 1, 2023 and remained employed with the company as a non-executive employee until March 15, 2023.

Executive Summary

Who We Are

Dropbox is the one place to keep life organized and keep work moving.

We were founded in 2007 with a simple idea: Life would be a lot better if everyone could access their most important information anytime from any device. Over the past decade, we've largely accomplished that mission by building tools to help people work from anywhere—and along the way we recognized that for most of our users, sharing and collaborating on the Dropbox platform was even more valuable than storing files.

Our market opportunity grew as we've expanded from keeping files in sync to keeping teams in sync. Today, we are well-positioned to reimagine the way work gets done. We're focusing on reducing the inordinate amount of time and energy the world spends on "work about work"—tedious tasks like searching for content, switching between applications, and managing workflows. We believe the need for our platform will continue to grow as teams become more fluid and global, and content is increasingly fragmented across incompatible tools and devices. The Dropbox platform breaks down silos by centralizing the flow of information between the products and services our users prefer, even if they're not our own. In a world where using technology at work can be fragmented and distracting, the Dropbox platform makes it easy to focus on the work that matters.

The popularity of our platform allows us to scale rapidly and efficiently. We've built a thriving global business with 17.77 million paying users as of December 31, 2022.

EXECUTIVE COMPENSATION (continued)

2022 Business Results and Business Strategy



Business Results

	2021	2022
Revenue ($M)	$2,157.9	$2,324.9
Paying Users (M)	16.79	17.77
Average Revenue per Paying User	$133.73	$134.51
Non-GAAP Operating Margin	30.0%	30.9%
Free Cash Flow ($M)	$707.7	$763.5

*A reconciliation of GAAP to non-GAAP results is provided in Appendix A.

Business Strategy

- From our founding, we've focused on simplifying the lives of our users. In a world where business software can be frustrating to use, challenging to integrate, and expensive to sell, we take a different approach.

- While traditional tools developed in the desktop age have struggled to keep up with evolving user demands, Dropbox was designed for the cloud era. We build simple, beautiful products that bring joy to our users and make it easier for them to do their best work.

- Every year, millions of users sign up for Dropbox at work. Bottom-up adoption within organizations has been critical to our strategy and success as users increasingly choose their own tools at work. We generate over 90% of our revenue from self-serve channels—users who purchase a subscription through our app or website.

- Dropbox allows individuals, teams, and organizations to collaborate more effectively and focus on the work that matters. Anyone can sign up for free through our website or app, and upgrade to a paid subscription plan for premium features.

EXECUTIVE COMPENSATION (continued)

Executive Compensation Policies and Practices

Our talent and compensation committee evaluates our executive compensation program on a regular basis to ensure that it is consistent with our short-term and long-term goals given the dynamic nature of our business and the competitive market in which we compete for executive talent. The following summarizes our executive compensation program and related policies and practices:

What we do

✓ **Maintain an Independent Talent and Compensation Committee.** The talent and compensation committee consists solely of independent directors who establish our compensation practices.

✓ **Retain an Independent Compensation Advisor.** The talent and compensation committee has engaged its own compensation consultant to provide information, analysis, and other advice on executive compensation independent of management. This consultant performed no other consulting or other services for us in 2022.

✓ **Annual Executive Compensation Review.** The talent and compensation committee conducts an annual review of our compensation strategy and a review of our compensation-related risk profile to ensure that our compensation programs do not encourage excessive or inappropriate risk-taking.

✓ **Compensation At-Risk.** Our executive compensation program is designed so that a significant portion of our executive officer's compensation is "at risk" based on corporate performance, as well as equity-based, to align the interests of our executive officers and stockholders.

✓ **Use a Pay-for-Performance Philosophy.** The majority of our executive officers' compensation is directly linked to corporate performance; we also structure their target total direct compensation opportunities with a significant long-term equity component, thereby making a substantial portion of each executive officer's target total direct compensation dependent upon our stock price and/or total stockholder return.

✓ **Succession Planning.** We review the risks associated with our key executive officer positions to ensure adequate succession plans are in place.

What we don't do

✗ **No Guaranteed Bonuses.** We do not provide guaranteed bonuses to our executive officers.

✗ **No Executive Retirement Plans.** We do not offer defined benefit pension plans or any non-qualified deferred compensation plans or arrangements to our executive officers, other than the plans and arrangements that are available to all employees.

✗ **No Hedging or Pledging.** We prohibit our employees (including our executive officers) and the non-employee members of our board of directors from hedging or pledging our securities.

✗ **No Tax Payments on Perquisites.** We do not provide any tax reimbursement payments (including "gross-ups") on any perquisites or other personal benefits.

✗ **No Excise Tax Payments on Future Post-Employment Compensation Arrangements.** We do not provide any excise tax reimbursement payments (including "gross-ups") on payments or benefits contingent upon a change in control of the company.

✗ **No Special Welfare or Health Benefits.** We do not provide our executive officers with any welfare or health benefit programs, other than participation in our broad-based employee programs. All highly compensated employees are eligible for special long-term disability.

Executive Compensation Philosophy and Objectives

Our executive compensation program is guided by our overarching philosophy of paying for demonstrable performance. Consistent with this philosophy, we have designed our executive compensation program to achieve the following primary objectives:

- Provide market-competitive compensation and benefit levels that will attract, retain, motivate, and reward a highly-talented team of executive officers within the context of responsible cost management;

- Establish a direct link between our financial, operational, and strategic objectives and results, as well as our values, and the compensation of our executive officers; and

- Align the interests and objectives of our executive officers with those of our stockholders by linking the long-term equity incentive compensation opportunities to stockholder value creation and their cash incentives to our annual performance.

Pay-for-Performance

We believe our executive compensation program is reasonable, competitive, and appropriately balances the goals of attracting, motivating, rewarding, and retaining our executive officers with the goal of aligning their interests with those of our stockholders. To achieve this alignment and to motivate and reward individual initiative and effort, a substantial portion of our executive officers' target annual total direct compensation opportunity is both variable in nature and "at-risk."

We emphasize variable compensation that appropriately rewards our executive officers through two separate compensation elements:

- Our annual cash bonus plan provides cash payments if our executive officers produce short-term financial, operational, and/or strategic results that meet or exceed the objectives set forth in our annual operating plan.

- Equity-based awards, which represent a majority of our executive officers' target total direct compensation opportunities, the value of which depends entirely on the value of our common stock, incentivize our executive officers to build sustainable long-term value for the benefit of our stockholders.

These variable pay elements are intended to result in a substantial portion of our executive officers' annual target total direct compensation being contingent (rather than fixed) in nature, with the amounts ultimately payable subject to variability above or below target levels commensurate with our actual performance.

We believe that this design provides balanced incentives for our executive officers to drive financial performance and long-term growth. Our talent and compensation committee regularly evaluates the relationship between the reported values of the equity awards granted to our executive officers and the amount of realizable and realized value from such awards in subsequent years.

Compensation-Setting Process

Role of Talent and Compensation Committee and the Stock Committee

The talent and compensation committee discharges many of the responsibilities of our board of directors relating to the compensation of our executives and non-employee directors. The talent and compensation committee has overall responsibility for overseeing our compensation and benefits policies generally, and overseeing and evaluating the compensation plans, policies and practices applicable to our Chief Executive Officer and other executive officers.

The talent and compensation committee makes all final decisions regarding the compensation of our Chief Executive Officer and our other executive officers.

In carrying out its responsibilities, the talent and compensation committee evaluates our compensation policies and practices with a focus on the degree to which these policies and practices reflect our executive compensation philosophy, develops strategies and makes decisions that it believes further our philosophy or align with developments in executive compensation practices, and reviews the performance of our executive officers.

The talent and compensation committee's authority, duties, and responsibilities are further described in its charter, which is reviewed annually and revised and updated as warranted. The charter is available on our investor relations website at investors.dropbox.com.

We also formed a stock committee, which is currently composed of our Chief Financial Officer, our Chief People Officer, and a non-employee director appointed by our talent and compensation committee. The stock committee has authority to grant equity awards to (a) employees who are not executive officers and (b) consultants subject to certain limitations established from time to time by the talent and compensation committee.

Role of Compensation Consultant

The talent and compensation committee engages an external compensation consultant to assist the committee by providing information, analysis, and other advice relating to our executive compensation program and the decisions resulting from its annual executive compensation review. The compensation consultant reports directly to the talent and compensation committee and its chair and serves at the discretion of the talent and compensation committee, which reviews the engagement annually.

EXECUTIVE COMPENSATION (continued)

For 2022, the talent and compensation committee retained Compensia to serve as its compensation advisor to advise on executive and director compensation matters, including competitive market pay practices for our executive officers, and data analysis and selection of the compensation peer group.

During 2022, Compensia attended talent and compensation committee meetings and provided the following services:

- Consulted with the talent and compensation committee chair and other members between talent and compensation committee meetings;

- Provided competitive market data based on the compensation peer group for our executive officer positions, and evaluation of how the compensation we pay our executive officers compares both to our performance and to how the companies in our compensation peer group compensate their executives;

- Provided competitive market data based on the compensation peer group for non-employee directors, and evaluation of how the compensation we pay our non-employee directors compares to companies in our compensation peer group;

- Reviewed and analyzed base salary levels, annual incentive bonus opportunities, and long-term equity incentive compensation opportunities of our executive officers;

- Assessed executive compensation trends within our industry, and updates on corporate governance and regulatory issues and developments;

- Reviewed our executive compensation disclosure;

- Assessed compensation risk to determine whether our compensation policies and practices are reasonably likely to have a material adverse impact on the company; and

- Supported on other *ad hoc* matters throughout the year.

Compensia did not provide any services to us other than the consulting services to the talent and compensation committee. The talent and compensation committee regularly reviews the objectivity and independence of the advice provided by its compensation consultant on executive compensation matters. The talent and compensation committee has evaluated Compensia's engagement, and based on the six factors for assessing independence and identifying potential conflicts of interest that are set forth in Rule 10C-1(b)(4) of the Exchange Act, Rule 5605(d)(3)(D) of the Nasdaq Marketplace Rules, and such other factors as were deemed relevant under the circumstances, has determined that its relationship with Compensia and the work of Compensia on behalf of the talent and compensation committee did not raise any conflict of interest, and that Compensia is independent as defined in Rule 5605(a)(2) of the Nasdaq Marketplace Rules.

Role of Management

In discharging its responsibilities, the talent and compensation committee also works with members of our management, including our Chief Executive Officer. Our management assists the talent and compensation committee by providing information on corporate and individual performance, competitive market data, and management's perspective and recommendations on compensation matters.

Typically, our Chief Executive Officer makes recommendations to the talent and compensation committee regarding compensation matters, including adjustments to annual cash compensation, long-term equity incentive compensation opportunities, and program structures, for our executive officers, except with respect to his own compensation. At the beginning of each year, our Chief Executive Officer reviews the performance of our other executive officers, including our other named executive officers, based on such individual's level of success in accomplishing the business objectives established for him or her for the prior year and their overall performance during that year, and then shares these evaluations with, and makes recommendations to, the talent and compensation committee for each element of compensation as described above.

The talent and compensation committee reviews and discusses these recommendations and proposals with our Chief Executive Officer and uses them as one factor in determining and approving the compensation for our executive officers.

EXECUTIVE COMPENSATION (continued)

Our Chief Executive Officer also attends meetings of our board of directors and the talent and compensation committee at which executive compensation matters are addressed, except with respect to discussions involving his own compensation. Decisions with respect to our Chief Executive Officer's compensation are made by our talent and compensation committee, which is comprised entirely of independent members of our board of directors.

Competitive Positioning

For purposes of assessing our executive compensation against the competitive market, the talent and compensation committee reviews and considers the compensation levels and practices of a select group of peer companies. This compensation peer group consists of technology companies that are similar to us in terms of revenue, market capitalization, geographical location, and industry sector.

The companies in the compensation peer group for 2022 were approved in August 2021 on the basis of their similarity to us, as determined using the following criteria, each as of June 2021:

- **revenue** – approximately 0.4x to approximately 2.5x our last four fiscal quarter revenue of approximately $2.0 billion (approximately $788 million to $4.9 billion);

- **market capitalization** – approximately 0.25x to approximately 4.0x our market capitalization of approximately $11 billion (approximately $2.8 billion to $44 billion);

- **industry sector** – internet software and services, software, communication equipment, and certain SaaS companies not classified as such; and

- **relevance** – software-as-a-service model or product similarity.

In selecting the 2022 compensation peer group, we chose companies that resulted in us being near the median of the group as of August 2021, in terms of both revenue and market capitalization.

2021 Compensation Peer Group	Changes to Peer Group	2022 Compensation Peer Group
Box		Box
Citrix Systems	**Added:**	Citrix Systems
Cloudera	GoDaddy	Cloudera
DocuSign	Pinterest	DocuSign
Fortinet		Fortinet
LogMeIn		GoDaddy
Nutanix		Nutanix
Okta		Okta
Palo Alto Networks	**Removed:**	Palo Alto Networks
Proofpoint	LogMeIn	Pinterest
Pure Storage		Proofpoint
RingCentral		Pure Storage
Slack Technologies		RingCentral
Splunk		Slack Technologies
Zendesk		Splunk
		Zendesk

The compensation practices of the compensation peer group were the primary guide used by the talent and compensation committee in 2022 to compare the competitiveness of each compensation element and target total direct compensation (base salary, target annual cash bonus opportunities, and long-term equity incentive compensation).

To analyze the compensation practices of our compensation peer group, Compensia gathered data from public filings of the peer group companies, as well as from the Radford Global Technology Survey. This market data was then used as a reference point for the talent and compensation committee to assess our current compensation levels in the course of its deliberations on compensation forms and amounts. The talent and compensation committee does not engage in formal benchmarking against other companies' compensation programs or practices to establish our compensation levels or make specific compensation recommendations with respect to our executive officers, including our named executive officers.

EXECUTIVE COMPENSATION (continued)

The talent and compensation committee reviews our compensation peer group each year and adjusts its composition if warranted, taking into account changes in both our business and the businesses of the companies in the peer group.

Compensation Setting

We review the base salary levels, annual cash bonus opportunities, and long-term equity incentive compensation opportunities of our executive officers and all related performance criteria at the beginning of each year, or more frequently as warranted.

We do not establish a specific target for formulating the target total direct compensation opportunities of our executive officers, including our named executive officers.

In making decisions about the compensation of our executive officers, the talent and compensation committee relies primarily on its general experience and subjective considerations of various factors, including the following:

- Our executive compensation program objectives;
- Our performance against the financial, operational, and strategic objectives established by the compensation committee and our board of directors;
- Each individual executive officer's knowledge, skills, experience, qualifications, and tenure relative to other similarly-situated executives at the companies in our compensation peer group;
- The scope of each executive officer's role and responsibilities compared to other similarly-situated executives at the companies in our compensation peer group;
- The prior performance of each individual executive officer, based on a subjective assessment of their contributions to our overall performance, ability to lead their business unit or function, and work as part of a team, all of which reflect our core values;

- The potential of each individual executive officer to contribute to our long-term financial, operational, and strategic objectives;
- Our Chief Executive Officer's compensation relative to that of our executive officers, and compensation parity among our executive officers;
- Our financial performance and profile relative to our compensation peers;
- The compensation practices of our compensation peer group and the positioning of each executive officer's compensation in a ranking of peer company compensation levels based on an analysis of competitive market data; and
- The recommendations of our Chief Executive Officer with respect to the compensation of other executive officers.

These factors provide the framework for compensation decision-making for each executive officer. No single factor is determinative in setting compensation levels, nor is the impact of any individual factor on the determination of pay levels quantifiable.

We do not weight these factors in any predetermined manner, nor do we apply any formulas in developing our compensation recommendations. The members of the talent and compensation committee consider all of this information in light of their individual experience, knowledge of management, knowledge of the competitive market, knowledge of each executive officer, and business judgment in making their recommendations.

In addition, the talent and compensation committee considered feedback from our stockholders and the result of our most recent Say-on-Pay vote. Our fiscal 2022 Say-on-Pay vote reflected 99.0% support from our stockholders, based on the percentage of the stockholder votes received. The talent and compensation committee believes this indicates that our stockholders support the philosophy, strategy, objectives, and administration of our executive compensation programs.

We also consider the potential risks in our business when designing and administering our executive compensation program, and we believe our balanced approach to performance measurement and pay delivery serves to avoid misaligned incentives for individuals to undertake excessive or inappropriate risk.

EXECUTIVE COMPENSATION (continued)

Compensation Elements

In 2022, the principal elements of our executive compensation program, and the purposes for each element, were as follows:

Element	Type of Element	Compensation Element	Objective
Base Salary	Fixed	Cash	Attract and retain highly talented executives by providing fixed compensation amounts that are competitive in the market and reward performance.
Annual Cash Bonus	Variable	Cash	Motivate our executives to achieve annual business objectives set forth in our annual operating plan and provide financial incentives when we meet or exceed these annual objectives.
Long-Term Equity Incentive Compensation	Variable	Equity	Align the interests of our executives and our stockholders by motivating them to create sustainable long-term stockholder value.

Mix of Pay

Our primary focus in compensating executive officers is on the longer-term and performance-based elements of target total direct compensation. Under our 2022 executive compensation program, approximately 75% of target total direct compensation to our named executive officers (excluding our CEO) was variable in the form of annual cash bonus and long-term equity incentive compensation. Our CEO's mix of pay is weighted equally between base salary and annual bonus. Mr. Houston does not receive annual equity awards due to his significant holdings as a co-founder and the "Co-Founder Grant" (in the form of a restricted stock award) he received in December 2017 prior to our IPO. Details of Mr. Houston's Co-Founder Grant are further described in "*Co-Founder Grant*" below. In addition, Mr. Young did not receive an equity award in 2022 due to an equity award he received in December 2020, which delivers value only if we achieved certain stock price goals during the term of the award. Mr. Young's award granted in connection with his promotion to President is further described in "*Performance Achievement of Mr. Young's Performance RSA*" below.


CEO
At-Risk Compensation
Base
Salary
50%
Annual
Incentive
50%
Other Named Executive Officers
Long-Term Compensation
Base
Salary
24%
Long-
Term
Incentive
54%
Annual
Incentive
22%
At-Risk Compensation

Base Salary

We use base salary to provide our executive officers with a specified level of cash compensation during the year with the expectation that they will perform their responsibilities to the best of their ability and in our best interests.

Generally, we establish the initial base salaries of our executive officers through arm's-length negotiations at the time we hire them, taking into account their position, qualifications, experience, prior salary level, and the base salaries of our other executive officers. Thereafter, the talent and compensation committee reviews the base salaries of our executive officers each year as part of its annual compensation review, with input from our Chief Executive Officer (except with respect to his own base salary) and makes adjustments as it determines to be reasonable and necessary to reflect the scope of an executive officer's performance, individual contributions and responsibilities, position in the case of a promotion, and market conditions.

EXECUTIVE COMPENSATION (continued)

In March 2022, the talent and compensation committee reviewed the base salaries of our executive officers, taking into consideration a competitive market analysis and the recommendations of our Chief Executive Officer, as well as the other factors described in "*Compensation-Setting Process—Compensation Setting*" above. In connection with this review, Mr. Regan's salary was increased to $500,000 effective February 1, 2022. Mr. Regan's salary was further increased to $560,000 effective August 1, 2022 to reflect the expanded scope and increased responsibilities of Mr. Regan's role within the company, including responsibilities relating to information technology and company planning. The base salaries of our remaining named executive officers did not change from 2021 levels because the talent and compensation committee felt their current base salaries remained appropriate after considering a competitive market analysis and the other factors described in "*Compensation-Setting Process—Compensation Setting*" above.

The base salaries of our named executive officers for 2022 were:

Named Executive Officer	Base Salary as of End of 2021 ($)	Base Salary as of End of 2022 ($)	Percentage (Decrease) / Increase
Andrew W. Houston	625,000	625,000	0%
Timothy Regan	475,000	560,000	18%
Timothy Young	600,000	600,000	0%
Bart E. Volkmer	475,000	475,000	0%

The base salaries paid to our named executive officers during 2022 are set forth in the "*Summary Compensation Table for Fiscal Year 2022*" below.

Annual Cash Bonuses

In March 2022, the talent and compensation committee, with input from management, adopted our 2022 annual cash bonus plan (the "**2022 Cash Bonus Plan**"), which was designed to provide financial incentives for us to meet or exceed the pre-established target levels for revenue and operating margin established under our 2022 annual operating plan. The 2022 Cash Bonus Plan funded based on our actual achievement against the pre-established target levels for the corporate performance measure.

Target Annual Cash Bonus Opportunities

Under the 2022 Cash Bonus Plan, cash bonus payments were based upon an eligible percentage of each participant's base salary. In March 2022, the talent and compensation committee reviewed and approved the target annual cash bonus opportunities of our executive officers, taking into consideration the recommendations of our Chief Executive Officer (except with respect to his own target annual cash bonus opportunity) as well as the other factors described in "*Compensation-Setting Process— Compensation Setting*" above. Based on this review, the talent and compensation committee decided to make no adjustment to the target annual cash bonus opportunity (as a percentage of base salary) of each of our named executive officers.

EXECUTIVE COMPENSATION (continued)

The 2022 target annual cash bonus opportunities for our named executive officers were:

Named Executive Officer	Target Annual Cash Bonus Opportunity (as a Percentage of Base Salary)	2022 Target Annual Cash Bonus Opportunity ($)
Andrew W. Houston	100%	625,000
Timothy Regan	65%	339,967[(1)]
Timothy Young	100%	600,000
Bart E. Volkmer	65%	308,750

(1) Mr. Regan's target annual cash bonus opportunity is prorated for salary changes throughout 2022.

Potential annual cash bonus payments for our executive officers under the 2022 Cash Bonus Plan ranged from zero to 187.5% of their target annual cash bonus opportunity.


Individual Bonus Target
% of Salary
Corporate Performance
0% - 125%
Individual Performance
0% - 150%
Bonus Payout
0% - 187.5% of Target
Revenue
(67% weight)
Non-GAAP Operating Margin
(33% weight)

Corporate Performance Measure

The talent and compensation committee approved annual revenue (weighted 67%) and non-GAAP operating margin (weighted 33%) as components of the corporate performance measure under the 2022 Cash Bonus Plan because we believe incorporating both annual revenue and non-GAAP operating margin aligns with our emphasis on driving profitable growth. For purposes of the 2022 Cash Bonus Plan, "annual revenue" was calculated by excluding the impact of foreign exchange from our annual revenue reflected in our audited financial statements for the 2022 fiscal year as well as normalized for the impact of the conflict in Ukraine. For purposes of the 2022 Cash Bonus plan, "non-GAAP operating margin" was calculated to exclude the impact of stock-based compensation expense, acquisition-related and other expenses, amortization of acquired intangible assets and impairment charges related to real estate assets.

In March 2022, the talent and compensation committee set the target performance levels under the 2022 Cash Bonus Plan at (i) $2,348 million for annual revenue and (ii) 29.7% for non-GAAP operating margin. In addition, the talent and compensation committee approved the performance matrix for funding the 2022 Cash Bonus Plan (as described below), with a 10% reduction to actual payouts to our named executive officers if the company's stock-based compensation expense exceeded $332 million for the 2022 fiscal year.

With respect to the annual revenue component, the bonus funding was 0% if we did not achieve annual revenue at the threshold revenue performance level. At 98% of the target revenue performance level, the annual revenue bonus funding percentage was 75%. For annual revenue above the 98% of target performance level and below 99% the target performance level, the annual revenue bonus funding percentage increased linearly up to an annual revenue bonus funding percentage of 95%. For revenue performance ± 1% of the target revenue number, the annual revenue bonus funding percentage increased linearly from 95% to 105%. For revenue performance from 101% of the target revenue performance level to 102% of the target revenue performance level, the annual revenue bonus funding percentage increased linearly up to 125%. The maximum annual revenue bonus funding percentage is 125%.

EXECUTIVE COMPENSATION (continued)

With respect to the non-GAAP operating margin component, the bonus funding was 0% if we did not achieve non-GAAP operating margin at the threshold performance level of 26.7%. At the threshold non-GAAP operating margin performance level, the non-GAAP operating margin bonus funding percentage was 75%. For non-GAAP operating margin above the threshold performance level, the non-GAAP operating margin bonus funding percentage increased linearly up to the maximum non-GAAP operating margin bonus funding percentage of 125%.

	Weight	Threshold	Target	Maximum
Revenue ($M)	67%	$2,301	$2,348	$2,395
Non-GAAP Operating Margin	33%	26.7%	29.7%	32.7%





Individual Performance Factor

In determining the amount of annual cash bonus payments under the 2022 Cash Bonus Plan, the talent and compensation committee considered an evaluation of each executive officer's individual performance for the year. Generally, this evaluation involved, in the case of our Chief Executive Officer, an evaluation of his performance by the talent and compensation committee and, in the case of our other executive officers, an evaluation by our Chief Executive Officer. These evaluations were based on an overall subjective assessment of each executive officer's performance based on company priorities for the year, and no single factor was determinative in setting bonus payout levels, nor was the impact of any individual factor on the bonus quantifiable. Dropbox operates in a highly competitive industry and we set a high bar for performance expectations for each one of our named executive officers. Our named executive officers are evaluated based on their overall performance, impact, and results.

2022 Annual Cash Bonus Decisions

In March 2023, the talent and compensation committee, based on its evaluation, determined the size of the bonus pool based on our performance during 2022 and determined the cash bonus payments for our executive officers, including our named executive officers, pursuant to the 2022 Cash Bonus Plan. The talent and compensation committee reviewed our actual annual revenue performance for 2022 and determined that we had achieved annual revenue of $2,357 million, which was 100.4% of our annual revenue target for the year. In addition, the talent and compensation committee determined that we had achieved non-GAAP operating margin of 30.9% compared to our target of 29.7% for the year. The talent and compensation committee approved a bonus funding percentage of 104.5% with respect to the corporate performance measure.

Our Chief Executive Officer evaluated the achievement of each other executive officer and formulated a recommendation for each such executive officer's annual cash bonus payment for consideration by the talent and compensation committee. These recommendations were based on our Chief Executive Officer's subjective assessment of each individual's contributions taking into account company priorities for the year. In the case of our Chief Executive Officer, the talent and compensation committee evaluated our financial and operational performance for 2022 and formulated a recommended annual cash bonus payment for him based on the subjective assessment of his performance.

EXECUTIVE COMPENSATION (continued)

Based on these evaluations, the talent and compensation committee approved the annual cash bonus payments for our named executive officers for 2022 in the table below. Since stock-based compensation expense did not exceed $332 million for the 2022 fiscal year, there was no reduction to the annual cash bonus payments.

Named Executive Officer	Target Annual Cash Bonus Payment ($)	Annual Cash Bonus Payment ($)	Percentage of Target Annual Cash Bonus Actually Paid
Andrew W. Houston	625,000	500,000	80.0%
Timothy Regan	339,967	270,000	79.4%
Timothy Young	600,000	468,600	78.1%
Bart E. Volkmer	308,750	245,000	79.4%

The annual cash bonus payments made to our named executive officers for 2022 are set forth in the "*Summary Compensation Table for Fiscal Year 2022*" below.

Long-Term Equity Incentive Compensation

We view long-term equity incentive compensation as a critical element of our executive compensation program. The realized value of these equity awards bears a direct relationship to our stock price, and, therefore, these awards are an incentive for our executive officers to create value for our stockholders. Equity awards also help us retain qualified executive officers in a competitive market.

The amount and forms of the equity awards granted to our executive officers are determined after considering the factors described in "*Compensation-Setting Process— Compensation Setting*" above. The size of the equity awards is also intended to be competitive and result in target total direct compensation opportunities that we believe are reasonable and appropriate taking into consideration the factors described in the preceding sentence.

In March 2022, the talent and compensation committee approved equity grants in the form of restricted stock awards ("**RSAs**") to Messrs. Regan and Volkmer, each of which were effective April 1, 2022.

Differentiation was made among our executive officers based on the talent and compensation committee's review of the competitive market data for their respective positions, internal equity, past performance, and expected future contributions. Mr. Houston does not receive equity-based compensation in light of his significant ownership position in the company and the Co-Founder Grant he received in 2017. Mr. Young was not granted an equity award in 2022 because he was granted a meaningful performance-based equity award in late 2020 in connection with his promotion to President. The equity awards granted to our named executive officers in 2022 were as follows:

Named Executive Officer	RSAs[1]	Aggregate Grant Date Fair Value ($)
Andrew W. Houston	—	—
Timothy Regan	201,837	4,692,710
Timothy Young	—	—
Bart E. Volkmer	134,558	3,128,474

[1] The time-based RSA awards granted to Messrs. Regan and Volkmer vest over a four-year period in equal quarterly installments.

The equity awards granted to our named executive officers during 2022 are set forth in the "*Summary Compensation Table for Fiscal Year 2022*" and under "*Grants of Plan-Based Awards in 2022*" below.

EXECUTIVE COMPENSATION (continued)

Performance Achievement of Mr. Houston's Co-Founder Grant

In December 2017, our board approved a grant to Mr. Houston (our co-founder, Chief Executive Officer and chair of the board of directors) of an RSA with respect to 10.3 million shares of Class A common stock in the aggregate (the "**Co-Founder Grant**"). The Co-Founder Grant has service-based, market-based, and performance-based vesting conditions. The Co-Founder Grant is eligible to vest over the ten-year period following the closing of our initial public offering. The Co-Founder Grant is comprised of nine tranches that are eligible to vest based on the achievement of stock price goals (each, a "**Stock Price Target**"), measured over a consecutive thirty-day trading period during the Performance Period (defined below), as follows:

Company Stock Price Target	Shares Eligible to Vest for Mr. Houston
$30.00	2,066,667[1]
$37.50	1,033,334
$45.00	1,033,334
$52.50	1,033,333
$60.00	1,033,333
$67.50	1,033,333
$75.00	1,033,333
$82.50	1,033,333
$90.00	1,033,333

[1] This tranche was vested and achieved on November 15, 2021.

The Performance Period began on January 2, 2019, and ends on the earliest to occur of: (i) the date on which all shares subject to the Co-Founder Grant vests, (ii) the date Mr. Houston ceases to satisfy the service-based vesting condition, and (iii) March 23, 2028 ("**Performance Period**"). During 2021, the $30.00 Stock Price Target was achieved and as a result, on November 15, 2021, Mr. Houston vested into 2,066,667 shares. The remaining tranches covering 8,266,666 shares remain outstanding and eligible to vest based on the achievement of the applicable stock price goals and fulfilling the service-based condition. During the first four years of the Performance Period, no more than 20% of the shares subject to the Co-Founder Grant are eligible to vest in any calendar year. After the first four years, all shares are eligible to vest based on the achievement of the Stock Price Targets.

Performance Achievement of Mr. Young's Performance RSA

In December 2020, Mr. Young was granted a performance-based RSA in connection with his promotion to President. The performance-based RSA granted to Mr. Young was subject to service-based and market-based vesting conditions and could become eligible to vest over an approximately three-year performance period beginning January 1, 2021. The target number of shares subject to the performance-based RSA were divided into three equal tranches, and the shares subject to a tranche could become eligible to vest based on the achievement of stock price targets measured over a consecutive thirty-day trading period during a twelve-month measurement period that began one month following the one-year anniversary of the grant date of the performance-based RSA (or in the case of the first measurement period, one month following the grant date) and ended one month following the next anniversary of the grant date, as indicated in the tables below.

EXECUTIVE COMPENSATION (continued)

The measurement period for the second tranche was completed on December 31, 2022, and 100% of the target number of shares covered by the second tranche became eligible to vest based on the achievement of the $21.50 stock price target. As a result, Mr. Young vested in 176,522 shares on February 15, 2023. The remaining outstanding shares subject to Mr. Young's award were forfeited upon his departure on March 15, 2023.

First Tranche Measurement Period: 1/1/2021 – 12/31/2021 Earned at 200% target		Second Tranche Measurement Period: 1/1/2022 – 12/31/2022 Earned at 100% of target		Third Tranche Measurement Period: 1/1/2023 – 12/31/2023 Forfeited upon termination	
Price Target	Multiplier	Price Target	Multiplier	Price Target	Multiplier
Less than $10.00	0%	Less than $10.00	0%	Less than $10.00	0%
$10.00	25%	$10.00	25%	$10.00	25%
$15.00	50%	$15.00	50%	$15.00	50%
$20.00	100%	$21.50	100%	$23.50	100%
$25.00	150%	$25.00	150%	$25.00	150%
$30.00	200%	$30.00	200%	$30.00	200%
$35.00	250%	$35.00	250%	$35.00	250%
$40.00	300%	$40.00	300%	$40.00	300%

In addition, prior to the termination of the award, the shares subject to the performance-based RSA were eligible to vest in connection with certain terminations of Mr. Young's employment and/or a "change in control" (as defined in our 2018 Equity Incentive Plan), as described further below in the section titled "*Potential Payments on Termination or Change in Control.*"

Welfare and Health Benefits

We have established a tax-qualified Section 401(k) retirement savings plan for our executive officers, including our named executive officers, and other employees who satisfy certain eligibility requirements. Currently, we match contributions made by participants in the plan as follows: dollar for dollar up to a maximum of $6,000 per calendar year.

We intend for the plan to qualify under Section 401(a) of the Internal Revenue Code (the "**Code**"), so that contributions by participants to the plan, and income earned on plan contributions, are not taxable to participants until withdrawn from the plan.

Additional benefits received by our executive officers include medical, dental, and vision insurance, fertility benefits, an employee assistance program, commuter and wellness reimbursement programs, health and dependent care flexible spending accounts, health savings accounts, basic and voluntary life and accidental death and dismemberment insurance and disability insurance. All of these benefits are provided to our executive officers on the same basis as to all of our employees.

We design our employee benefits programs to be affordable and competitive in relation to the market, as well as compliant with applicable laws and practices. We adjust our employee benefits programs as needed, based upon regular monitoring of applicable laws and practices, changes to the working arrangements of our employees and the competitive market.

Perquisites and Other Personal Benefits

Currently, we do not view perquisites or other personal benefits as a significant component of our executive compensation program. Accordingly, we do not provide significant perquisites or other personal benefits to our executive officers except as generally made available to our employees, or in situations where we believe it is appropriate to assist an individual in the performance of their duties, to make him or her more efficient and effective, and for recruitment and retention purposes.

In 2022, the talent and compensation committee approved the provision of security measures to Messrs. Houston and Young. We consider the security measures provided to Messrs. Houston and Young to be reasonable and necessary expenses for the benefit of the company and not a personal benefit. However, in accordance with SEC disclosure rules, the aggregate incremental cost of these services is reported in the "*Summary Compensation Table.*" Mr. Houston participates in a security program with an annual limit of $250,000 in 2022. The talent and compensation committee periodically reviews the nature and cost of this program in relation to Mr. Houston's security profile. The cost of the security services for Mr. Houston in 2022 was $15,000. Mr. Young received security services in 2022 with a cost of $4,000.

In the future, we may provide perquisites or other personal benefits in limited circumstances, such as those described in the preceding paragraphs. All future practices with respect to perquisites or other personal benefits will be approved and subject to periodic review by the talent and compensation committee.

EXECUTIVE COMPENSATION (continued)

Employment Arrangements

We have entered into written employment letters with our Chief Executive Officer and each of our other executive officers. Each of these arrangements was approved on our behalf by the talent and compensation committee or our board of directors.

In filling each of our executive positions, our board of directors or the talent and compensation committee, as applicable, recognized that we would need to develop competitive compensation packages to attract qualified candidates in a dynamic labor market. At the same time, our board of directors and the talent and compensation committee were sensitive to the need to integrate new executive officers into the executive compensation structure, balancing both competitive and internal equity considerations.

Each of our employment arrangements provides for ''at will'' employment (meaning that either we or the executive officer may terminate the employment relationship at any time with or without cause) and sets forth the initial compensation arrangements for the executive officer, including an initial base salary, participation in our employee benefit programs, an equity award recommendation, and, in some cases, sign-on bonuses and reimbursement or payment of relocation expenses. These employment arrangements also prohibit the executive officer from engaging directly or indirectly in competition with us during their employment, diverting our customers to a competitor, or disclosing our confidential information or business practices, and recruiting or soliciting any of our employees for a period after their employment.

Our executive officers are also eligible to enter into change in control and severance agreements with the company. These post-employment compensation terms are discussed in ''*Post-Employment Compensation*'' below.

Post-Employment Compensation

We have entered into change in control and severance agreements with each of our executive officers, including each of our named executive officers. These agreements provide these individuals with certain protection in the event of their termination of employment under specified circumstances, including following a change in control of the company.

We believe that these protections were necessary to induce these individuals to accept a demanding position with the company and help retain them. These arrangements provide reasonable compensation to an executive officer if they leave our employ under certain circumstances to facilitate transition to new employment. Further, in some instances, we seek to mitigate any potential employer liability and avoid future disputes or litigation by requiring a departing executive officer to sign a separation and release agreement as a condition to receiving post-employment compensation payments or benefits. We also believe that these arrangements help maintain our executive officers' continued focus and dedication to their assigned duties to maximize stockholder value if there is a potential transaction that could involve a change in control of the company. The terms and conditions were approved by our board of directors after an analysis of competitive market data.

All payments and benefits in the event of a change in control of the company are payable only if there is a subsequent loss of employment by an executive officer (a so-called ''double-trigger'' arrangement). In the case of the acceleration of vesting of outstanding equity awards, we use this double-trigger arrangement to protect against the loss of retention value following a change in control of the company, and to avoid windfalls, both of which could occur if vesting of either equity or cash-based awards accelerated automatically as a result of the transaction.

Mr. Houston's Co-Founder Grant (as described below) vests in connection with our acquisition, and as noted above, prior to the termination of the award in connection with Mr. Young's resignation, the performance-based RSA granted to Mr. Young in November 2020 was eligible to vest in connection with certain terminations of Mr. Young's employment and/or a ''change in control'' (as defined in our 2018 Equity Incentive Plan). Mr. Young's resignation did not trigger any accelerated vesting of his RSA. See the section titled ''*Potential Payments on Termination or Change in Control*'' below for additional details.

Hedging and Pledging Prohibitions

As part of our Insider Trading Policy, our employees (including our executive officers and the non-employee members of our board of directors) are prohibited from trading in publicly-traded options, such as puts and calls, and other derivative securities with respect to our securities. This includes any hedging or similar transaction designed to decrease the risks associated with holding shares of our common stock. In addition, our employees (including our executive officers and the non-employee members of our board of directors) are prohibited from holding our common stock in a margin account or pledging our securities as collateral for a loan.

Tax and Accounting Considerations

We take the applicable tax and accounting requirements into consideration in designing and operating our executive compensation program.

Deductibility of Executive Compensation

Generally, Section 162(m) of the Code disallows public companies a tax deduction for federal income tax purposes of remuneration in excess of $1 million paid to their Chief Executive Officer and certain other current and former executive officers that are "covered employees" within the meaning of Section 162(m) of the Code, subject to certain exceptions, including certain compensation paid pursuant to a compensation plan in existence before the effective date of our initial public offering.

The talent and compensation committee has not adopted a policy that all equity or other compensation must be deductible. In approving the amount and form of compensation for our executive officers, the talent and compensation committee considers all elements of our cost of providing such compensation, including the potential impact of Section 162(m) of the Code. The talent and compensation committee may, in its judgment, approve compensation that may not be deductible for federal income tax purposes when it believes that such compensation is in our best interests or the best interests of our stockholders.

Taxation of Parachute Payments and Deferred Compensation

We do not provide, and have no obligation to provide, any of our named executive officers with a "gross-up" payment for any tax liability he or she might owe because of the application of Sections 280G, 4999 or 409A of the Code. If any of the payments or benefits provided for under the change in control and severance agreements or otherwise payable to a named executive officer would constitute "parachute payments" within the meaning of Section 280G of the Code and could be subject to the related excise tax, he or she would receive either full payment of such payments and benefits or such lesser amount that would cause no portion of the payments and benefits being subject to the excise tax, whichever results in the greater after-tax benefits to our named executive officer.

Accounting for Stock-Based Compensation

Our talent and compensation committee considers accounting effects in designing compensation plans and arrangements for our executive officers and other employees. Chief among these is ASC Topic 718, the standard which governs the accounting treatment of stock-based compensation awards. ASC Topic 718 requires companies to measure the compensation expense for all share-based payment awards made to employees and directors, including stock options, restricted stock units and restricted stock awards, based on the grant date "fair value" of these awards. This calculation is performed for accounting purposes and reported in the compensation tables below, even though our executive officers may realize no value from their awards. ASC Topic 718 also requires companies to recognize the compensation cost of their share-based payment awards in their income statements over the period that an executive officer is required to render service in exchange for the option or other award.

We estimated the grant date fair value of Mr. Houston's Co-Founder Grant using a model based on multiple stock price paths developed through the use of a Monte Carlo simulation that incorporates into the valuation the possibility that the Stock Price Targets may not be satisfied. The average grant date fair value of the Co-Founder Grant was estimated to be $10.60 per share, and we will recognize total stock-based compensation expense of $109.6 million over the requisite service period of each tranche, which ranged from 2.9 to 6.9 years, using the accelerated attribution method. If the Stock Price Targets are met sooner than the derived service period, we will adjust our stock-based compensation to reflect the cumulative expense associated with the vested awards. We will recognize stock-based compensation expense if the requisite service period is provided, regardless of whether the market conditions are achieved.

The fair value of the Co-Founder Grant, whereby vesting is contingent on meeting certain market conditions was estimated using the following assumptions:

Grant date	12/12/2017
Expected IPO date	3/31/2018
Lock-up period	1/1/2019
Expiration date	3/31/2028
Grant price	$17.15
Expected volatility	40.0%
Risk-free interest rate (continuous)	2.38%
Expected dividends	0%

EXECUTIVE COMPENSATION (continued)

Expected grant date, expected IPO date, lock-up period, and expiration date. The Grant Date, expected IPO date, and the expiration of the lock-up period were estimates at the time of the valuation and correspond to the terms defined in the Restricted Stock Award Agreement.

Grant price. The grant priced is based on the valuation of Common Stock as of December 12, 2017.

Expected volatility. Expected volatility is based on the average of the implied volatility of the longer at-the-money call option and the annualized daily return volatility over the greater of the trading history or the term for each one of the guideline companies. The concluded volatility is then based on the medium of the comparable companies.

Risk-free interest rate. The risk-free interest rate is interpolated based on the U.S. Treasury rates sourced from S&P Capital IQ with a term commensurate with the remaining performance period.

Expected dividend. The Company has not paid and does not expect to pay dividends. Consequently, the Company uses an expected dividend yield of zero.

We estimated the grant date fair value of the performance-based RSA granted to Mr. Young in December 2020 using a model based on multiple stock price paths developed through the use of a Monte Carlo simulation that incorporates into the valuation the potential stock price goals that could be achieved during each measurement period. We would have recognized approximately $19.1 million in stock-based compensation expense associated with this award using the accelerated attribution method through February 15, 2024. We would have recognized stock-based compensation expense if the requisite service period was provided, regardless of whether the market conditions were achieved. Mr. Young's employment with us ended on March 15, 2023, and as a result, the stock-based compensation expense associated with the unvested tranche was reversed and any future stock-based compensation expense that would have been taken was cancelled from the grant date through February 15, 2024.

The fair value of Mr. Young's RSA, whereby vesting is contingent on meeting certain market conditions was estimated using the following assumptions:

Grant Date	12/1/2020
Stock Price	$20.17
Risk-free interest rate	0.07% - 1.66%
Expected volatility	48.38%
Expected dividends	0%

Stock Price. The stock price used in a Monte Carlo simulation is based on the Company's close price as of the valuation date, December 1, 2020.

Risk-free interest rate. The risk-free rate used in a Monte Carlo simulation is interpolated based on the U.S. Treasury rates sourced from Department of the Treasury as of December 1, 2020 with a term commensurate with the remaining performance period.

Expected volatility. The expected volatility used in a Monte Carlo simulation is based on the Company's historical volatility. Expected volatility is based on the equally weighted historical volatility of 45.50% and implied volatility of 51.26%. Historical volatility was estimated based on the Company's share close price for the period September 26, 2018 to December 1, 2020. The implied volatility was retrieved from Bloomberg for the Company's at-the-money options with maturity on December 29, 2023.

Expected dividend. The Company has not paid and does not expect to pay dividends. Consequently, the Company uses an expected dividend yield of zero.

EXECUTIVE COMPENSATION (continued)

Report of the Compensation Committee

The talent and compensation committee has reviewed and discussed with management the Compensation Discussion and Analysis provided above. Based on its review and discussions, the talent and compensation committee recommended to the board of directors that the Compensation Discussion and Analysis be included in this proxy statement and Dropbox's Annual Report on Form 10-K for our fiscal year ended December 31, 2022.

Respectfully submitted by the members of the talent and compensation committee of the board of directors:

Sara Mathew (Chair)
Karen Peacock
Abhay Parasnis
Michael Seibel

EXECUTIVE COMPENSATION (continued)

Compensation Risk Assessment

Our management regularly assesses and discusses with the talent and compensation committee our compensation programs, policies, and practices for our employees as they relate to our risk management. In this regard, we undertake a risk review of our employee compensation programs, policies, and practices (including our executive compensation program) each year to determine whether these programs, policies, and practices contain features that might create undue risks or encourage unnecessary and excessive risk-taking that could threaten our value. Based upon this review, we believe that any risks arising from such programs, policies, and practices are not reasonably likely to have a material adverse effect on us.

Our employees' base salaries are fixed in amount and thus we do not believe that they encourage excessive risk-taking. While performance-based cash bonuses and sales commissions focus on achievement of short-term or annual goals, which may encourage the taking of short-term risks at the expense of long-term results, we believe that our compensation policies and the risk mitigation features of our cash bonus plans help mitigate this risk and our performance-based cash bonuses and sales commissions are limited, representing a small portion of the total compensation opportunities available to most non-executive employees. We also believe that our performance-based cash bonuses and sales commissions appropriately balance risk and the desire to focus our employees on specific short-term goals important to our success, and do not encourage unnecessary or excessive risk-taking.

A significant proportion of the compensation provided to most of our employees involves long-term incentive compensation in the form of equity awards that we believe are important to help further align our employees' interests with those of our stockholders. These equity awards directly tie their expectations of compensation to their contributions to the long-term value of our company. We do not believe that these equity awards encourage unnecessary or excessive risk-taking given their multi-year vesting schedules and since their ultimate value is tied to our stock price.

EXECUTIVE COMPENSATION (continued)

Summary Compensation Table for Fiscal Year 2022

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)[1]	Non-equity Incentive Plan Compensation ($)[2]	All Other Compensation ($)[3]	Total ($)
Andrew W. Houston *Chief Executive Officer and Co-Founder*	2022	625,000	—	—	500,000	21,000[4]	1,146,000
	2021	606,250	—	—	883,679	25,340[4]	1,515,269
	2020	587,500	—	—	675,389	6,000	1,268,889
Timothy Regan *Chief Financial Officer*	2022	518,333		4,692,710[1]	270,000	6,000	5,487,043
	2021	470,833	—	4,671,019[1]	515,012	6,000	5,662,864
	2020	393,415	—	4,895,566	373,595	6,000	5,668,576
Timothy Young *President*	2022	600,000	—	—	468,600	10,000[4]	1,078,600
	2021	600,000	—	—	874,200	23,500[4]	1,497,700
	2020	516,667	—	19,143,883[5]	890,778	6,000	20,557,328
Bart E. Volkmer *Chief Legal Officer*	2022	475,000	—	3,128,474[1]	245,000	6,000	3,854,474
	2021	475,000	—	3,113,995[1]	517,326	6,000	4,112,321
	2020	475,000	—	2,422,649	408,322	4,500	3,310,471

[1] Unless otherwise described in the footnotes below, the amounts reported represent the aggregate grant-date fair value of the RSAs based on the closing price for a share of our Class A common stock as reported by Nasdaq on the day immediately preceding the grant date, calculated in accordance with ASC Topic 718.

[2] The amounts reported represent the amounts payable under our cash bonus plans for 2020, 2021, and 2022, respectively. See "*Compensation Elements—Annual Cash Bonuses*" above.

[3] Unless otherwise noted, the amount reported reflects matching 401(k) contributions in 2020, 2021 and 2022.

[4] Includes expenses related to security programs and related costs.

[5] The amount reported represents the aggregate grant-date fair value of RSAs calculated in accordance with ASC Topic 718. RSAs are eligible to vest over an approximately three-year performance period based on the achievement of certain stock price goals measured over a consecutive thirty-day trading period during twelve-month measurement periods. We calculated the grant date fair value based on multiple stock price paths developed through the use of a Monte Carlo simulation. See "*Accounting for Stock-Based Compensation*" above. If the RSAs were instead valued based on the achievement of the maximum stock price goals in each measurement period (and thus the maximum number of shares that may be issued under the performance-based RSA are issued), the aggregate market value of the RSAs on the date of grant would be $32,044,160.

Grants of Plan-Based Awards in 2022

The following table shows all plan-based awards granted to our named executive officers during fiscal 2022.

Name	Grant Date	Approval Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards ($)[1]			All Other Stock Awards: Number of Shares (#)	Grant Date Fair Value ($)[2]
			Threshold	Target	Maximum		
Andrew W. Houston	—	—	234,375	625,000	1,171,875	—	—
Timothy Regan	—	—	127,487	339,967	637,438	—	—
	4/1/2022	3/2/2022	—	—	—	201,837	4,692,710
Timothy Young	—	—	225,000	600,000	1,125,000	—	—
Bart E. Volkmer	—	—	115,781	308,750	578,906	—	—
	4/1/2022	3/2/2022	—	—	—	134,558	3,128,474

[1] Each of these grants were made pursuant to our 2022 Cash Bonus Plan, as described in greater detail under "*Compensation Elements – Annual Cash Bonuses*" above.

[2] Amounts reported represent the aggregate grant-date fair value of the RSAs based on the closing price for a share of our Class A common stock as reported by Nasdaq on the day immediately preceding the grant date, calculated in accordance with ASC Topic 718.

EXECUTIVE COMPENSATION (continued)

Outstanding Equity Awards at 2022 Year-End

The following table sets forth information regarding outstanding equity awards held by our named executive officers as of December 31, 2022.

| Name | Grant date | Option awards | | | | Stock Awards | |
		Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of shares or units of stock that have not vested	Market value of shares or units of stock that have not vested ($)[1]
Andrew W. Houston	12/12/17[2]	—	—	—	—	8,266,666	185,007,985
Timothy Regan	4/1/2019[3]	—	—	—	—	3,066	68,617
	4/1/2020[3]	—	—	—	—	17,428	390,039
	10/1/2020[3]	—	—	—	—	88,275	1,975,595
	4/1/2021[3]	—	—	—	—	98,554	2,205,639
	4/1/2022[3]	—	—	—	—	163,993	3,670,163
Timothy Young	11/1/2019[4]	—	—	—	—	263,277	5,892,139
	12/1/2020[5]	—	—	—	—	220,653[6]	4,938,209
Bart E. Volkmer	4/1/2019[3]	—	—	—	—	6,689	149,700
	4/1/2020[3]	—	—	—	—	41,827	936,088
	4/1/2021[3]	—	—	—	—	65,702	1,470,411
	4/1/2022[3]	—	—	—	—	109,328	2,446,761

[1] The closing price of our Class A common stock on December 30, 2022, the last trading day of the year, was $22.38.

[2] This award represents RSAs granted to Mr. Houston pursuant to a stand-alone restricted stock award agreement. The shares underlying the RSAs are Class A common stock. RSAs vest over a period of up to ten years upon achievement of service-based, market-based, and liquidity event-related performance vesting conditions. See "*Co-Founder Grant*" below.

[3] 1/16th of the total number of shares of our Class A common stock underlying the RSUs vests in equal quarterly installments on the Quarterly Vesting Dates, subject to continued service through each such vesting date.

[4] 1/4th of the shares of our Class A common stock underlying the RSAs vested on November 15th, 2020, and an additional 1/16th of the total number of shares of our Class A common stock underlying the RSAs vests in equal quarterly installments on the Quarterly Vesting Dates, subject to continued service through each such vesting date.

[5] This award represents Mr. Young's performance-based RSA. RSAs are eligible to vest over an approximately three-year performance period based on the achievement of certain stock price goals measured over a consecutive thirty-day trading period during twelve-month measurement periods. See "*Compensation Elements—Long-Term Equity Incentive Compensation*" above for additional information regarding Mr. Young's performance-based RSA.

[6] The amount reported reflects the total of (i) the shares covered by the second tranche that became eligible to vest on December 31, 2022 upon the achievement of the $21.50 price target and (ii) the shares covered by the third tranche that would become eligible to vest if the minimum price target, or $10.00, is achieved.

Co-Founder Grant

In December 2017, our board of directors approved the Co-Founder Grant. The Co-Founder Grant has service-based, market-based, and performance-based vesting conditions as described above in "*Performance Achievement of Mr. Houston's Co-Founder Grant*".

EXECUTIVE COMPENSATION (continued)

Option Exercises and Stock Vested in 2022

The following table shows all stock awards vested, and value realized upon vesting, by our named executive officers during fiscal 2022.

Name	Option Awards		Stock Awards	
	Option Awards – Shares Acquired on Exercise	Option Awards – Value Realized on Vesting ($)[1]	Number of Shares Acquired on Vesting	Value Realized on Vesting ($)[2]
Andrew W. Houston	—	—	—	—
Timothy Regan	—	—	161,443	3,733,360
Timothy Young	—	—	616,323	14,717,500
Bart E. Volkmer	—	—	114,650	2,649,257

[1]   The value realized upon exercise of stock option awards is calculated by multiplying the shares exercised by Dropbox's share price at the time of exercise, less the exercise price of the options.

[2]   The value realized upon vesting of RSAs or RSUs, as applicable, is calculated by multiplying the number of shares vested by the closing price of Dropbox's Class A common stock on the vest date (or, in the event the vest date occurs on a holiday or weekend, the closing price of Dropbox's Class A common stock on the immediately preceding trading day).

Potential Payments on Termination or Change in Control

Change in Control and Severance Agreements

In order to recruit and maintain a stable and effective management team, the talent and compensation committee believes it is appropriate and necessary to provide assurance of certain severance and change in control benefits approved by the talent and compensation committee, in consultation with Compensia. We entered into change in control and severance agreements with each of our named executive officers that provide for the severance and change in control benefits described below. As noted above, Mr. Young's employment ended on March 15, 2023, and he is no longer eligible to receive any benefit under his change in control and severance agreement.

Basic Severance

If a named executive officer's employment is terminated by us other than for "cause," death, or "disability" or they resign for "good reason" (as such terms are defined in their change in control and severance agreement), in either case, outside the Change in Control Period (as defined below), they will be eligible to receive the following payments and benefits:

- a lump-sum payment equal to 50% of annual base salary as of immediately before their termination (or, if the termination is due to a resignation for good reason based on a material reduction in base salary, then as of immediately before such reduction);

- if they elect to continue health insurance coverage for themselves and their eligible dependents under COBRA, our payment of the monthly premium for such COBRA continuation coverage for up to 6 months (or monthly taxable payments to him or her in lieu of our payment of such premiums);

- in the case of Mr. Volkmer, 25% accelerated vesting of all outstanding equity awards and, with respect to equity awards with performance-based vesting, unless otherwise specified in the award agreements governing such equity awards, all performance goals or other vesting criteria will be deemed achieved at 100% of target levels; and

- in the case of Mr. Regan and, prior to his departure, Mr. Young, 3 months' accelerated vesting of the unvested portion of outstanding time-based equity awards.

The receipt of the payments and benefits above is conditioned on the named executive officer timely signing and not revoking a release of claims, returning all documents and property belonging to us, and resigning from all officer and director positions with us.

EXECUTIVE COMPENSATION (continued)

Change in Control Severance

If, within the three-month period prior to a change in control or during the 12-month period following a change in control (such period, the "***Change in Control Period***"), a named executive officer's employment is terminated by us other than for cause, death, or disability or they resign for "good reason" (as defined in their change in control and severance agreement), they will be entitled to the following benefits:

- a lump-sum payment equal to 100% of their annual base salary as of immediately before their termination (or if the termination is due to a resignation for good reason based on a material reduction in base salary, then as of immediately before such reduction) or, if such amount is greater, as of immediately before the change in control;

- a lump-sum payment equal to 100% of their target annual bonus (for the year of their termination);

- if they elect to continue health insurance coverage for themselves and their eligible dependents under COBRA, our payment of the monthly premium for such COBRA continuation coverage for up to 12 months (or monthly taxable payments to him or her in lieu of our payment of such premiums); and

- 100% accelerated vesting of all outstanding equity awards, and, with respect to equity awards with performance-based vesting, unless otherwise specified in the award agreements governing such equity awards, all performance goals or other vesting criteria will be deemed achieved at 100% of target levels.

The receipt of the payments and benefits above is conditioned on the named executive officer timely signing and not revoking a release of claims, returning all documents and property belonging to us, and resigning from all officer and director positions with us.

In addition, if any of the payments or benefits provided for under a change in control and severance agreement or otherwise payable to a named executive officer would constitute "parachute payments" within the meaning of Section 280G of the Internal Revenue Code and could be subject to the related excise tax, the named executive officer would be entitled to receive either full payment of such payments and benefits or such lesser amount that would result in no portion of the payments and benefits being subject to the excise tax, whichever results in the greater amount of after-tax benefits to the named executive officer. The change in control and severance agreements do not require us to provide any tax gross-up payments to our named executive officers.

Certain Equity Awards

Andrew Houston Co-Founder Grant

In the event of an acquisition of the company before the end of the Performance Period, Mr. Houston's Co-Founder Grant may be eligible to vest in additional tranche(s) of shares if the per share deal price in the acquisition causes a Stock Price Target that has not previously been achieved to be satisfied, in which case the tranche(s) of shares corresponding to that Stock Price Target will vest. Additionally, if the acquisition price falls between a Stock Price Target that has been achieved and one that has not, then a portion of that tranche of shares will vest based on a linear interpolation between each of these Stock Price Targets. See "*Co-Founder Grant*" above.

Timothy Young 2020 Performance-Based Restricted Stock Award

The vesting acceleration provisions under Mr. Young's control and severance agreement described above did not apply to the performance-based RSA granted to Mr. Young in December 2020, and instead, the shares subject to the performance-based RSA could vest in connection with certain terminations of Mr. Young's employment and/or a "change in control" (as defined in our 2018 Equity Incentive Plan). As noted above, Mr. Young's employment ended on March 15, 2023, and no additional shares subject to the performance-based RSA award vested in connection with his departure.

EXECUTIVE COMPENSATION (continued)

Amount of Payments Upon Termination at 2022 Year-End

The following table describes the payments that would have been provided to each of our named executive officers in the event that they were involuntarily terminated by Dropbox without cause or resigned for good reason outside of a change in control context, assuming such termination occurred on December 31, 2022. As noted above, Mr. Young's employment ended on March 15, 2023, and he did not receive any severance or vesting acceleration in connection with his departure.

Name	Base Salary Component ($)	Cash Bonus Component ($)	Value of Accelerated Equity Awards ($)[1]	Value of Benefits ($)	Total ($)
Andrew W. Houston	312,500	—	—	10,503	323,003
Timothy Regan	280,000	—	956,275	15,529	1,251,804
Timothy Young	300,000	—	1,473,029	9,202	1,782,231
Bart E. Volkmer	237,500	—	1,250,740	15,529	1,503,769

[1] Value based on a per share price of $22.38, which was the closing price as reported on December 30, 2022, the last trading day of the year.

The following table describes the payments that would have been provided for each of our named executive officers upon termination of employment in connection with a change in control of Dropbox as described above, assuming such termination had occurred on December 31, 2022. Mr. Young's employment ended on March 15, 2023, and he did not receive any severance or vesting acceleration in connection with the termination of his employment.

Name[1]	Base Salary Component ($)	Cash Bonus Component ($)	Value of Accelerated Equity Awards ($)[2]	280G Gross-up ($)	Value of Benefits ($)	Total ($)
Andrew W. Houston	625,000	625,000	—[3]	—	21,007	1,271,007
Timothy Regan	560,000	339,967	8,310,052	—	31,057	9,241,076
Timothy Young	600,000	600,000	13,793,286[4]	—	18,403	15,011,689
Bart E. Volkmer	475,000	308,750	5,002,959	—	31,057	5,817,766

[1] All of our named executive officers are subject to a better-after-tax provision whereby Dropbox would either pay such person (i) the full amount of their severance benefits or, alternatively (ii) an amount of certain severance benefits otherwise payable to them such that the severance benefits will not be subject to the tax imposed by Section 4999 of the Code, whichever produces the better after-tax result for such named executive officer.

[2] Unless otherwise noted, the value is based on a per share price of $22.38, which was the closing price of a share of our Class A common stock as reported on December 30, 2022, the last trading day of the year.

[3] Excludes 8,266,666 shares of Class A common stock underlying RSAs subject to Mr. Houston's Co-Founder Grant. See "*Potential Payments on Termination or Change in Control—Certain Equity Awards*" above for additional information regarding the terms of Mr. Houston's Co-Founder Grant in connection with a change in control.

[4] The amount reported represents the value of (i) the shares of Class A common stock subject to Mr. Young's time-based RSA that are accelerated, plus (ii) the shares of Class A common stock subject to Mr. Young's performance-based RSA that would have vested if a change in control occurred on December 31, 2022 with a per share consideration of $22.38, which was the closing price of a share of our Class A common stock as reported on December 30, 2022, the last trading day of the year.

EXECUTIVE COMPENSATION (continued)

CEO Pay Ratio

In accordance with Item 402 of Regulation S-K under the Securities Act ("***Item 402***"), below is the ratio of the total compensation of the median employee of the company to the annual total compensation of the CEO (the "***Pay Ratio Disclosure***").

$1,146,000	$274,599	4:1
CEO Total Annual Compensation	Median Employee Total Compensation	CEO Pay Ratio

In order to identify our median employee, we examined the total compensation in 2022 of all employees globally, including those employed on a full-time, part-time, seasonal or temporary basis by the company as of December 31, 2022, and then such compensation is converted into U.S. dollars. We did not annualize compensation for employees who were not employed for the entire 2022 fiscal year. We chose total compensation to use as our consistently applied compensation measure. Total compensation includes each employee's base salary, bonuses, sales commissions paid and the grant date fair market value of equity awards granted during the 12-month period from January 1, 2022 through December 31, 2022.

Our CEO had annual total compensation for 2022, calculated using the requirements of Item 402 for purposes of the Pay Ratio Disclosure, of $1,146,000. The annual total compensation of the median employee of the company for 2022, calculated using the same requirements under Item 402 for purposes of the Pay Ratio Disclosure, which included base pay, incentive compensation, the grant date fair value of equity grants and the company's matching contribution to that employee's 401(k) plan, was $274,599. Accordingly, the ratio of the annual total compensation of the CEO to the annual total compensation of the median employee of the company was 4 to 1.

The Pay Ratio Disclosure presented above is a reasonable estimate calculated in a manner consistent with Item 402. Because the SEC's final regulations for identifying the median employee, calculating annual total compensation and determining the pay ratio allow companies to use different methodologies, exemptions, estimates and assumptions, the company's Pay Ratio Disclosure may not be comparable to that reported by other companies.

Pay Versus Performance

In accordance with Item 402 of Regulation S-K under the Securities Act ("**Item 402**"), below is the comparison of the total compensation actually paid to company performance (the "**Pay Versus Performance Disclosure**"). For further information concerning our variable pay-for-performance philosophy and how we align executive compensation with the company's performance, refer to "*Executive Compensation – Compensation Discussion and Analysis*."

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
					Value of Initial Fixed $100 Investment Based On:			
Year	Summary Compensation Table Total for PEO ($)[1]	Compensation Actually Paid to PEO ($)[2]	Average Summary Compensation Table Total for Non-PEO NEOs ($)[3]	Average Compensation Actually Paid to Non-PEO NEOs ($)[4]	Total Company Shareholder Return ($)[5]	Peer Group Total Shareholder Return ($)[6]	Net Income ($M)[7]	Revenue ($M)[8]
2022	1,146,000	-22,783,000	3,473,372	528,487	124.96	132.79	553.2	2,357
2021	1,515,269	25,163,611	2,832,378	1,261,953	137.02	206.76	335.8	2,149
2020	1,268,889	39,123,889	10,219,177	10,392,482	123.90	149.98	-256.3	1,915

[1] The dollar amounts reported in column (b) are the amounts of total compensation reported for Mr. Houston, our Chief Executive Officer ("**PEO**"), for each corresponding year in the "Total" column of the applicable "*Summary Compensation Table*." Refer to "*Executive Compensation – Summary Compensation Table*."

[2] The dollar amounts reported in column (c) represent the amount of "compensation actually paid" to Mr. Houston, as computed in accordance with Item 402(v) of Regulation S-K. The dollar amounts do not reflect the actual amount of compensation earned by or paid to Mr. Houston during the applicable year. In accordance with the requirements of Item 402(v) of Regulation S-K, the following adjustments were made to Mr. Houston's total compensation for each year to determine the compensation actually paid:

Year	Reported Summary Compensation Table Total for PEO ($)	Reported Value of Equity Awards ($)[a]	Equity Award Adjustments ($)[b]	Compensation Actually Paid to PEO ($)
2022	1,146,000	0	-23,929,000	-22,783,000
2021	1,515,269	0	23,648,342	25,163,611
2020	1,268,889	0	37,855,000	39,123,889

[a] The grant date fair value of equity awards represents the total of the amounts reported in the "Stock Awards" column in the "*Summary Compensation Table*" for the applicable year.

[b] The equity award adjustments for each applicable year include the addition (or subtraction, as applicable) of the following: (i) the year-end fair value of any equity awards granted in the applicable year that are outstanding and unvested as of the end of the applicable year; (ii) the amount of change as of the end of the applicable year (from the end of the prior fiscal year) in fair value of any awards granted in prior years that are outstanding and unvested as of the end of the applicable year; (iii) for awards that are granted and vest in the same applicable year, the fair value as of the vesting date; (iv) for awards granted in prior years that vest in the applicable year, the amount equal to the change as of the vesting date (from the end of the prior fiscal year) in fair value; (v) for awards granted in prior years that are determined to fail to meet the applicable vesting conditions during the applicable year, a deduction for the amount equal to the fair value at the end of the prior fiscal year; and (vi) the dollar value of any dividends or other earnings paid on stock or option awards in the applicable year prior to the vesting date that are not otherwise reflected in the fair value of such award or included in any other component of total compensation for the applicable year. The valuation assumptions used to calculate fair values did not materially differ from those disclosed at the time of grant. Fair values were computed as of the end of the respective fiscal year, other than with regards to fair values of awards that vest in each covered year, which are valued as of the applicable vesting date. The amounts deducted or added in calculating the equity award adjustments are as follows:

Year	Year End Fair Value of Equity Awards ($)	Year over Year Change in Fair Value of Outstanding and Unvested Equity Awards ($)	Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year ($)	Year over Year Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the Year ($)	Fair Value at the End of the Prior Year of Equity Awards that Failed to Meet Vesting Conditions in the Year ($)	Value of Dividends or other Earnings Paid on Stock or Option Awards not Otherwise Reflected in Fair Value or Total Compensation ($)	Total Equity Award Adjustments ($)
2022	0	-23,929,000	0	0	0	0	-23,929,000
2021	0	8,238,085	0	15,410,257	0	0	23,648,342
2020	0	37,855,000	0	0	0	0	37,855,000

[3] The dollar amounts reported in column (d) represent the average of the amounts reported for the company's named executive officers ("**NEOs**") as a group (excluding Mr. Houston) in the "Total" column of the "*Summary Compensation Table*" in each applicable year. The names of each of the NEOs (excluding Mr. Houston) included for purposes of calculating the average amounts in each applicable year are as follows: (i) for 2022, Timothy Young, Tim Regan and Bart Volkmer; (ii) for 2021, Timothy Young, Tim Regan, Bart Volkmer, and Olivia Nottebohm; and (iii) for 2020, Timothy Young, Tim Regan, Bart Volkmer, Olivia Nottebohm, and Ajay Vashee.

(4) The dollar amounts reported in column (e) represent the average amount of "compensation actually paid" to the NEOs as a group (excluding Mr. Houston), as computed in accordance with Item 402(v) of Regulation S-K. The dollar amounts do not reflect the actual average amount of compensation earned by or paid to the NEOs as a group (excluding Mr. Houston) during the applicable year. In accordance with the requirements of Item 402(v) of Regulation S-K, the following adjustments were made to average total compensation for the NEOs as a group (excluding Mr. Houston) for each year to determine the compensation actually paid, using the same methodology described above in Note 2:

Year	Average Reported Summary Compensation Table Total for Non-PEO NEOs ($)	Average Reported Value of Equity Awards($)	Average Equity Award Adjustments ($)[a]	Average Compensation Actually Paid to Non-PEO NEOs ($)
2022	3,473,372	2,607,061	-337,824	528,487
2021	2,832,378	1,946,253	375,828	1,261,953
2020	10,219,177	9,424,859	9,598,164	10,392,482

[a] The amounts deducted or added in calculating the total average equity award adjustments are as follows:

	(a)	(b)	(c)	(d)	(e)	(f)	
Year	Average Year End Fair Value of Equity Awards ($)	Year over Year Average Change in Fair Value of Outstanding and Unvested Equity Awards ($)	Average Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year ($)	Year over Year Average Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the Year ($)	Average Fair Value at the End of the Prior Year of Equity Awards that Failed to Meet Vesting Conditions in the Year ($)	Average Value of Dividends or other Earnings Paid on Stock or Option Awards not Otherwise Reflected in Fair Value or Total Compensation ($)	Total Average Equity Award Adjustments ($)[a]
2022	2,038,975	-2,637,402	479,292	-218,688	0	0	-337,824
2021	1,455,584	1,400,515	385,547	648,906	3,514,724	0	375,828
2020	9,833,673	796,740	307,618	148,905	1,488,772	0	9,598,164

[a] The total average equity award adjustment is calculated by adding the values in columns (a), (b), (c), (d), and (f) less (e). Due to rounding, the total average equity award may not equal the total obtained by adding and subtracting the applicable columns.

(5) Cumulative total shareholder return ("*TSR*") is calculated as the difference between the company's share price at the end and the beginning of the measurement period divided by the company's share price at the beginning of the measurement period.

(6) The peer group used for this purpose is the following published industry index: Nasdaq Computer Index.

(7) The dollar amounts reported represent the amount of net income reflected in the company's audited financial statements for the applicable year.

(8) Annual revenue was calculated to exclude the impact of foreign exchange from our annual revenue reflected in our audited financial statements for the applicable fiscal year by applying the prior year weighted average exchange rate to the applicable period's results.

Financial Performance Measures

As described in greater detail in "*Executive Compensation – Compensation Discussion and Analysis*," the company's executive compensation program reflects a variable pay-for-performance philosophy. The measures that the company uses in its short-term incentive awards are selected based on an objective of incentivizing our NEOs to increase the value of our enterprise for our shareholders. The most important financial performance measures used by the company to link executive compensation actually paid to the company's NEOs, for the most recently completed fiscal year, to the company's performance are as follows (not listed in any order of importance):

- Revenue
- Non-GAAP operating margin
- Stock-based compensation expense
- Stock price

Analysis of the Information Presented in the Pay versus Performance Table

As described in more detail in the section "*Executive Compensation – Compensation Discussion and Analysis*," the company's executive compensation program reflects a variable pay-for-performance philosophy. While the company utilizes several performance measures to align executive compensation with company performance, not all of those company measures are presented in the "*Pay Versus Performance*" table. Moreover, the company generally seeks to incentivize long-term performance, and therefore does not specifically align the company's performance measures with compensation that is actually paid (as computed in accordance with Item 402(v) of Regulation S-K) for a particular year. In accordance with Item 402(v) of Regulation S-K, the company is providing the following descriptions of the relationships between information presented in the "*Pay Versus Performance*" table.

Compensation Actually Paid and Cumulative TSR

As demonstrated by the following graph, the amount of compensation actually paid to Mr. Houston and the average amount of compensation actually paid to the Company's NEOs as a group (excluding Mr. Houston) has decreased while total shareholder return has been positive over the three years presented in the table. The decrease in compensation actually paid over the three-year period is because a significant portion of compensation actually paid is comprised of equity awards, and in the case of Messrs. Houston and Young, vesting of equity awards is contingent upon achieving stock price targets as described in more detail in the section "*Executive Compensation – Compensation Discussion and Analysis*".



Compensation Actually Paid and Net Income

As demonstrated by the following graph, the amount of compensation actually paid to Mr. Houston and the average amount of compensation actually paid to the company's NEOs as a group (excluding Mr. Houston) decreased over the three years presented in the graph while the company's net income increased over the same period. We do not use net income as a performance measure in our short or long-term incentive programs and as further discussed in the section "*Executive Compensation – Compensation Discussion and Analysis*", a majority of the total compensation for the company's NEOs is in the form of equity and therefore tied to stock price performance.



Compensation Actually Paid and Revenue

As demonstrated by the following graph, the amount of compensation actually paid to Mr. Houston and the average amount of compensation actually paid to the company's NEOs as a group (excluding Mr. Houston) decreased over the three years presented in the graph while the company's revenue increased over the same period. The company has determined that revenue is the financial performance measure that, in the company's assessment, represents the most important financial measure used by the company to link compensation actually paid to the company's NEOs, for the most recently completed fiscal year, to company performance. As further discussed above in the section "*Executive Compensation – Compensation Discussion and Analysis*", revenue represents two-thirds of the corporate multiplier of the short-term incentive plan.



Cumulative TSR of the Company and Cumulative TSR of the Peer Group

As demonstrated by the following graph, the company's cumulative TSR over the three-year period presented in the table was 25%, while the cumulative TSR of the peer group presented for this purpose, the Nasdaq Computer Index, was 33% over the three years presented in the table. For more information regarding the company's performance and the companies that the talent and compensation committee considers when determining compensation, refer to "*Executive Compensation – Compensation Discussion and Analysis.*"



EQUITY COMPENSATION PLAN INFORMATION

The following table summarizes our equity compensation plan information as of December 31, 2022. Information is included for equity compensation plans approved by our stockholders. We do not have any equity compensation plans not approved by our stockholders. The table does not include information with respect to shares subject to outstanding awards assumed by Dropbox in connection with acquisitions of the companies that originally granted those awards, nor does it include shares underlying the RSAs granted to Mr. Houston pursuant to the Co-Founder Grant. As of December 31, 2022, 227,862 shares of Class A common stock were issuable upon exercise of outstanding options and release of restricted stock units assumed in connection with acquisitions. The weighted average exercise price of such outstanding options was $6.07 per share. No additional equity awards may be granted under any assumed arrangement.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants, and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants, and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in the First Column)
Equity compensation plans approved by security holders[1]	34,910,447[2]	17.98[3]	62,805,974[4]

[1] Includes our 2008 Equity Incentive Plan ("**2008 Plan**") and 2018 Equity Incentive Plan ("**2018 Plan**"). Our 2008 Plan was terminated effective March 7, 2017.

[2] Includes 34,910,447 shares subject to options and RSUs outstanding as of December 31, 2022 that were issued under the 2008 Plan and 2018 Plan.

[3] RSUs, which do not have an exercise price, are excluded in the calculation of weighted-average exercise price.

[4] As of December 31, 2022, an aggregate of 97,716,421 shares of Class A common stock were available for issuance under our 2018 Plan.

[5] This table does not include equity awards that have been assumed by the Company in connection with the acquisition of other companies. As of December 31, 2022, the following assumed equity awards were outstanding: 219,497 shares issuable upon exercise of outstanding options and 8,365 shares issuable upon vesting of restricted stock units. The weighted average exercise price of such outstanding options was $6.07 per share. No additional equity awards may be granted under any assumed arrangement.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of March 23, 2023 for:

- each of our directors;

- each of our named executive officers;

- all of our current directors, named executive officers and executive officers as a group; and

- each person or group known by us to be the beneficial owner of more than 5% of our Class A or Class B common stock.

We have determined beneficial ownership in accordance with the rules of the SEC, and thus it represents sole or shared voting or investment power with respect to our securities. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares that they beneficially owned, subject to community property laws where applicable.

We have based our calculation of the percentage of beneficial ownership on 271,962,132 shares of our Class A common stock, 81,676,431 shares of our Class B common stock, and no shares of our Class C common stock outstanding as of March 23, 2023. We have deemed shares of our common stock subject to stock options that are currently exercisable or exercisable within 60 days of March 23, 2023 or issuable pursuant to RSUs which are subject to vesting and settlement conditions expected to occur within 60 days of March 23, 2023, to be outstanding and to be beneficially owned by the person holding the stock option or RSU for the purpose of computing the percentage ownership of that person. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Dropbox, Inc., 1800 Owens Street San Francisco, California 94158. The information provided in the table is based on our records, information filed with the SEC and information provided to us, except where otherwise noted.

Name of beneficial owner	Amount and nature of beneficial ownership				% of total voting power[#]
	Class A Common Stock	%	Class B Common Stock	%	
Named executive officers and directors:					
Andrew W. Houston[(1)]	9,545,020	3.51	80,344,837	98.37	74.67
Timothy Regan	434,765	*	—	—	*
Timothy Young	157,762	*	—	—	*
Bart E. Volkmer	229,749	*	68,480	*	*
Donald W. Blair	77,263	*	—	—	*
Lisa Campbell	10,316	*	—	—	*
Paul E. Jacobs[(2)]	279,607	*	—	—	*
Abhay Parasnis	1,791	*	—	—	*
Karen Peacock	4,667	*	—	—	*
Michael Seibel	—	—	—	—	—
Sara Mathew	—	—	—	—	—
All current directors, named executive officers and executive officers as a group (11 persons)	10,740,940	3.95	80,413,317	98.45	74.85

Name of beneficial owner	Amount and nature of beneficial ownership				% of total voting power[#]
	Class A Common Stock	%	Class B Common Stock	%	
Greater than 5% stockholders					
Entities affiliated with The Vanguard Group[3]	29,649,959	10.90	—	—	2.72
Entities affiliated with BlackRock, Inc.[4]	19,920,526	7.32	—	—	1.83
Ameriprise Financial, Inc.[5]	16,814,632	6.18	—	—	1.54
Columbia Management Investment Advisers, LLC[6]	16,211,780	5.96	—	—	1.49

[†]   The Class B common stock is convertible at any time by the holder into shares of Class A common stock on a share-for-share basis, such that each holder of Class B common stock beneficially owns an equivalent number of Class A common stock.

[#]   Percentage total voting power represents voting power with respect to all shares of our Class A common stock and Class B common stock, as a single class. Each holder of Class B common stock shall be entitled to ten votes per share of Class B common stock and each holder of Class A common stock shall be entitled to one vote per share of Class A common stock on all matters submitted to our stockholders for a vote. The Class A common stock and Class B common stock vote together as a single class on all matters submitted to a vote of our stockholders, except as may otherwise be required by law.

[*]   Represents beneficial ownership of less than one percent (1%) of the outstanding shares of our common stock.

[1]   Consists of (i) 515,226 shares of Class A common stock held by Andrew W. Houston, (ii) 716,728 shares of Class A Common Stock and 7,743,764 shares of Class B Common Stock held by the Houston Remainder Trust u/a/ 12/30/2010, for which Mr. Houston serves as trustee, (iii) 72,100,573 shares of Class B Common Stock were held by Andrew Houston Revocable Trust u/a/d 9/7/2011, for which Mr. Houston serves as trustee, (iv) 500,500 shares of Class B common stock held by the Houston 2012 Irrevocable Children's Trust dated 4/12/2012, for which Mr. Houston serves as trustee, (v) 8,266,666 shares of Class A common stock underlying RSAs subject to Mr. Houston's Co-Founder Grant, and (vi) 46,400 shares of Class A common stock subject to certain proxy agreements, in which Mr. Houston has voting power over the shares.

[2]   Consists of (i) 178,058 shares of Class A common stock held by the Paul E. Jacobs Trust dated November 7, 2014, for which Mr. Jacobs serves as trustee, (ii) and 101,549 shares of Class A common stock held by Mr. Jacobs.

[3]   Consists of shares of Class A common stock beneficially owned as of December 30, 2022 according to a Schedule 13G/A filed with the SEC by The Vanguard Group, Inc. ("***Vanguard***") on February 9, 2023. Vanguard has beneficial ownership of 26,649,959 shares of Class A common stock. The Schedule 13G/A reports that Vanguard has shared voting power with respect to 206,849 shares of Class A common stock, sole dispositive power with respect to 29,234,005 shares of Class A common stock and shared dispositive power over 415,954 shares of Class A common stock. The address for Vanguard is 100 Vanguard Blvd., Malvern, PA 19355.

[4]   Consists of shares of Class A common stock beneficially owned as of December 31, 2022 according to a Schedule 13G filed with the SEC by BlackRock, Inc. ("***BlackRock***") on January 31, 2023. BlackRock has beneficial ownership of 19,920,526 shares of Class A common stock. The address for BlackRock is 55 East 52nd Street, New York, New York 10055.

[5]   Consists of shares of Class A common stock beneficially owned as of December 31, 2022 according to a Schedule 13G filed with the SEC by Ameriprise Financial, Inc. ("***Ameriprise***") on February 14, 2023. Ameriprise has beneficial ownership of 16,814,632 shares of Class A common stock. The address for Ameriprise is 145 Ameriprise Financial Center, Minneapolis, MN 55474.

[6]   Consists of shares of Class A common stock beneficially owned as of December 31, 2022 according to a Schedule 13G filed with the SEC by Columbia Management Investment Advisers, LLC ("***Columbia***") on February 14, 2023. Columbia has beneficial ownership of 16,211,780 shares of Class A common stock. The address for 290 Congress Street, Boston, MA 02210.

CERTAIN RELATIONSHIPS, RELATED PARTY AND OTHER TRANSACTIONS

Since the beginning of our last fiscal year we have not engaged in any transactions that would require disclosure under Item 404(a) of Regulation S-K, and are not aware of any such transactions currently proposed.

Policies and Procedures for Related Person Transactions

Our audit committee has the primary responsibility for reviewing and approving or disapproving "related party transactions," which are transactions between us and related persons in which the aggregate amount involved exceeds or may be expected to exceed $120,000 and in which a related person has or will have a direct or indirect material interest. Our policy regarding transactions between us and related persons provides that a related person is defined as a director, executive officer, nominee for director, or greater than 5% beneficial owner of our common stock, in each case since the beginning of the most recently completed year, and any of their immediate family members. Our audit committee charter provides that our audit committee shall review and approve or disapprove any related party transactions.

Under this policy, all related person transactions may be consummated or continued only if approved or ratified by our audit committee. In determining whether to approve or ratify any such proposal, our audit committee will take into account, among other factors it deems appropriate, (i) whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party and (ii) the extent of the related person's interest in the transaction. The policy grants standing pre-approval of certain transactions, including (i) executive compensation governed by our standard compensation and benefits policies, (ii) director compensation arrangements governed by our standard director compensation policies, (iii) transactions with another company at which a related person's only relationship is as an employee (other than an executive officer), director, or beneficial owner of less than 10% equity interest of that company, if the aggregate amount involved does not exceed the greater of $200,000 or 2% of the recipient's consolidated gross revenues, (iv) charitable contributions, grants or endowments by us to a charitable organization, foundation or university where the related person's only relationship is as an employee (other than an executive officer), or director, if the aggregate amount involved does not exceed the lesser of $1,000,000 or 2% of the charitable organization's total annual receipts, (v) any transaction available to all U.S. employees generally, and (vi) transactions where a related person's interest arises solely from the ownership of our common stock and all holders of our common stock received the same benefit on a pro rata basis.

OTHER MATTERS

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires that our executive officers and directors, and persons who own more than 10% of our common stock, file reports of ownership and changes of ownership with the SEC. Such directors, executive officers and 10% stockholders are required by SEC regulation to furnish us with copies of all Section 16(a) forms they file.

SEC regulations require us to identify in this proxy statement anyone who filed a required report late during the most recent fiscal year. Based solely on our review of copies of such forms that we have received, or written representations from reporting persons, we believe that during the fiscal year ended December 31, 2022, all executive officers, directors and greater than 10% stockholders complied with all applicable SEC filing requirements.

Fiscal Year 2022 Annual Report and SEC Filings

Our financial statements for our fiscal year ended December 31, 2022 are included in our Annual Report on Form 10-K, which we will make available to stockholders at the same time as this proxy statement. This proxy statement and our annual report are posted on our website at investors.dropbox.com and are available from the SEC on its website at www.sec.gov. You may also obtain a copy of our annual report without charge by sending a written request to Dropbox, Inc., Attention: Corporate Secretary, 1800 Owens Street, San Francisco, California 94158.

* * *

The board of directors does not know of any other matters to be presented at the Annual Meeting. If any additional matters are properly presented at the Annual Meeting, the persons named in the enclosed proxy card will have discretion to vote the shares of our common stock they represent in accordance with their own judgment on such matters.

It is important that your shares of our common stock be represented at the Annual Meeting, regardless of the number of shares that you hold. You are, therefore, urged to vote by telephone or by using the Internet as instructed on the enclosed proxy card or execute and return, at your earliest convenience, the enclosed proxy card in the envelope that has also been provided.

THE BOARD OF DIRECTORS

San Francisco, California
April 4, 2023

APPENDIX A

Reconciliation of GAAP financial measures to non-GAAP financial measures

This proxy statement contains information regarding two non-GAAP financial measures: non-GAAP operating margin and free cash flow, each of which are not calculated in accordance with GAAP. Non-GAAP operating margin is calculated as our non-GAAP income (loss) from operations divided by revenue. Non-GAAP income (loss) from operations differs from GAAP in that it excludes stock-based compensation expense, amortization of acquired intangible assets, other acquisition-related expenses, which include third-party diligence costs and expenses related to key employee holdback agreements, impairment charges related to real estate assets and costs related to workforce reduction. Free cash flow differs from GAAP net cash provided by operating activities in that it treats capital expenditures as a reduction to net cash provided by operating activities.

We believe that these non-GAAP financial measures are appropriate to enhance an overall understanding of our fiscal 2022 performance in relation to the principal elements of Dropbox's annual executive compensation program considered by the talent and compensation committee, as described in the "*Compensation Discussion and Analysis*" section of this proxy statement.

The use of non-GAAP operating margin and free cash flow has certain limitations as they do not reflect all items of income, expense, and cash expenditures, as applicable, that affect Dropbox's operations. Dropbox compensates for these limitations by reconciling the non-GAAP financial measures to the most comparable GAAP financial measures. These non-GAAP financial measures should be considered in addition to, not as a substitute for or in isolation from, measures prepared in accordance with GAAP. Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore comparability may be limited. Management encourages stockholders and others to review Dropbox's financial information in its entirety and not rely on a single financial measure.

Stockholders should review the reconciliation of non-GAAP operating margin and free cash flow to their most directly comparable GAAP financial measures, as provided in the following tables (in millions, except for percentages, which may not foot due to rounding):

Non-GAAP operating margin

	Twelve Months Ended December 31,	
	2022	**2021**
GAAP income (loss) from operations	$ 181.3	$ 274.4
GAAP operating margin	7.8%	12.7%
Plus:		
Stock-based compensation	330.7	287.1
Acquisition-related and other expenses	18.0	26.8
Amortization of acquired intangible assets	13.8	13.1
Impairment related to real estate assets	175.2	31.3
Workforce reduction expenses	—	14.3
Non-GAAP income (loss) from operations	719.0	647.0
Non-GAAP operating margin	30.9%	30.0%

APPENDIX A (continued)

Free cash flow

	Twelve Months Ended December 31,	
	2022	**2021**
Net cash provided by operating activities	797.3	$729.8
Less:		
Capital expenditures	(33.8)	(22.1)
Free cash flow	763.5	707.7

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2022

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from_____to_____

Commission File Number 001-38434

Dropbox, Inc.
(Exact name of registrant as specified in its charter)

Delaware	**26-0138832**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification Number)**

Dropbox, Inc.
1800 Owens Street
San Francisco, California 94158
(Address of principal executive offices, including zip code)
(415) 857-6800
(Registrant's telephone number, including area code)

Title of each class	Trading Symbol(s)	Name of exchange on which registered
Class A Common Stock, par value $0.00001 per share	DBX	The NASDAQ Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act"). Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☒		Accelerated filer	☐
Non-accelerated filer	☐		Smaller reporting company	☐
Emerging growth company	☐			

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐   No ☒

The aggregate market value of the registrant's Class A common stock held by non-affiliates of the registrant, based on the closing price of a share of the registrant's Class A common stock on June 30, 2022 as reported by the NASDAQ Global Select Market on such date was approximately $4,690.5 million. Shares of the registrant's Class A common stock held by each executive officer, director and holder of 5% or more of the outstanding Class A common stock have been excluded as such persons may be deemed to be affiliates. This calculation does not reflect a determination that certain persons are affiliates of the registrant for any other purpose.

As of February 17, 2023 there were 276,018,479 shares of the registrant's Class A common stock outstanding (which includes 8,266,666 shares of Class A common stock subject to restricted stock awards that were granted pursuant to the Co-Founder Grant, and vest upon the satisfaction of a service condition and achievement of certain stock price goals, and 1,614,472 shares of Class A common stock subject to restricted stock awards that were granted to other Dropbox executives and vest upon the satisfaction of a service condition and, as applicable, achievement of certain stock price goals), 81,839,831 shares of the registrant's Class B common stock outstanding, and no shares of the registrant's Class C common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive Proxy Statement relating to the 2023 Annual Meeting of Stockholders are incorporated herein by references in Part II and Part III of this Annual Report on Form 10-K to the extent stated herein. Such Proxy Statement will be filed with the Securities and Exchange Commission within 120 days of the registrant's fiscal year ended December 31, 2022.

TABLE OF CONTENTS

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SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which statements involve substantial risk and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as "may," "will," "should," "expects," "plans," "anticipates," "could," "intends," "target," "projects," "contemplates," "believes," "estimates," "predicts," "potential," or "continue" or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans, or intentions. Forward-looking statements contained in this Annual Report on Form 10-K include, but are not limited to, statements about:

- Our ability to retain and upgrade paying users;

- Our ability to attract new users or convert registered users to paying users;

- Our future financial performance, including trends in revenue, costs of revenue, gross profit or gross margin, operating expenses, paying users, annual recurring revenue, average revenue per user, free cash flow, and the assumptions underlying such trends;

- Our expectations regarding general economic, political, and market trends and their respective impacts on our business;

- Our ability to compete successfully in competitive markets;

- Our expectations regarding the potential impacts of a more permanent global shift to remote or distributed work, on our business, the business of our customers, suppliers and partners, and the economy;

- The demand for our platform or for content collaboration solutions in general;

- Our ability to effectively integrate our platform with others;

- Our ability to respond to rapid technological changes, including our ability to take advantage of potential market opportunities arising from what we believe to be a more permanent shift towards remote or distributed work;

- Our ability to achieve or maintain profitability;

- Our expectations around future growth;

- Our ability to successfully introduce new products and features;

- Our ability to effectively invest in the development of new products and technologies;

- Our ability to attract, retain, integrate, and manage key and other highly qualified personnel, including as a result of our transition to a Virtual First model with an increasingly distributed workforce;

- Our ability to prevent security breaches and unauthorized access to customer data;

- Our capital allocation plans, including expected allocations of cash and timing for our share repurchases and other investments;

- Our expectations regarding the challenges and anticipated benefits to our business from our Virtual First work model as well as the impact to our financial results and business operations as a result of this model;

- The effects of new or modified laws, policies, taxes, and regulations on our business;

- Our ability to maintain, protect, and enhance our intellectual property;

- The sufficiency of our cash and cash equivalents to meet our liquidity needs; and

- Acquisitions of companies and assets.

We caution you that the foregoing list may not contain all of the forward-looking statements made in this Annual Report on Form 10-K.

You should not rely upon forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this Annual Report on Form 10-K primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, results of operations, and prospects. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties, and other factors described in the section titled "Risk Factors" and elsewhere in this Annual Report on Form 10-K. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this Annual Report on Form 10-K. We cannot assure you that the results, events, and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results, events, or circumstances could differ materially from those described in the forward-looking statements.

The forward-looking statements made in this Annual Report on Form 10-K relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this Annual Report on Form 10-K to reflect events or circumstances after the date of this Annual Report on Form 10-K or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions, or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, or investments we may make.

SUMMARY OF RISK FACTORS

Below is a summary of the principal factors that could materially harm our business, operating results and/or financial condition, impair our future prospects or cause the price of our Class A common stock to decline. This summary does not address all of the risks that we face. Additional discussion of the risks summarized in this risk factor summary, and other risks that we face, can be found below under the heading "Risk Factors" and should be carefully considered, together with other information in this Form 10-K and our other filings with the Securities and Exchange Commission ("SEC") before making an investment decision regarding our Class A common stock.

- Our business depends on our ability to retain and upgrade paying users, and any decline in renewals or upgrades could adversely affect our future results of operations.

- Our future growth could be harmed if we fail to attract new users or convert registered users to paying users.

- Our business could be damaged, and we could be subject to liability if there is any unauthorized access to our data or our users' content, including through privacy and data security breaches or incidents.

- Our business may be significantly impacted by a change in general economic, political, and market conditions, including any resulting effect on consumer or business spending.

- We operate in competitive markets, and we must continue to compete effectively.

- Our business depends upon the interoperability of our platform across devices, operating systems, and third-party applications that we do not control.

- Our business could be harmed by any significant disruption of service on our platform or loss of content.

- We generate revenue from sales of subscriptions to our platform, and any decline in demand for our platform, or for content collaboration solutions in general, could negatively impact our business.

- Failure to respond to rapid technological changes, extend our platform, or develop new features or products may harm our ability to compete effectively, which would adversely affect our business.

- We may not successfully manage our growth or successfully execute our plan for future growth.

- We depend on our key personnel and other highly qualified personnel, and if we fail to attract, integrate, and retain our personnel, and maintain our unique corporate culture, our business could be harmed.

- We have a limited history of operating with a Virtual First workforce and the long-term impact on our financial results and business operations remains uncertain.

- Our lack of a significant outbound sales force may limit the potential growth of our business.

- Our revenue growth rate has declined in recent periods and may continue to slow in the future.

- We have a history of net losses, we may increase expenses in the future, and we may not be able to achieve or maintain profitability.

- Servicing our 2026 Notes and 2028 Notes (as defined below) may require a significant amount of cash, and we may not have sufficient cash flow or the ability to raise the funds necessary to satisfy our obligations under the 2026 Notes or 2028 Notes.

PART I.
ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 1. BUSINESS

Overview

Dropbox, Inc. (the "Company", "we", or "us") is the one place to keep life organized and keep work moving.

We were founded in 2007 with a simple idea: Life would be a lot better if everyone could access their most important information anytime from any device. Over the past decade, we've largely accomplished that mission by building tools to help people work from anywhere—and along the way we recognized that for most of our users, sharing and collaborating on the Dropbox, Inc. platform ("Dropbox") was even more valuable than storing files.

Our market opportunity grew as we've expanded from keeping files in sync to keeping teams in sync. Today, we are well-positioned to reimagine the way work gets done. We're focusing on reducing the inordinate amount of time and energy the world spends on "work about work"—tedious tasks like searching for content, switching between applications, and managing workflows. We believe the need for our platform will continue to grow as teams become more fluid and global, and content is increasingly fragmented across incompatible tools and devices. Dropbox breaks down silos by centralizing the flow of information between the products and services our users prefer, even if they're not our own. In a world where using technology at work can be fragmented and distracting, Dropbox makes it easy to focus on the work that matters.

The popularity of our platform promotes viral growth, which has allowed us to scale rapidly and efficiently. We've built a thriving global business with 17.77 million paying users as of December 31, 2022.

What Sets Us Apart

From our founding, we've focused on simplifying the lives of our users. In a world where business software can be frustrating to use, challenging to integrate, and expensive to sell, we take a different approach. As businesses around the world adapt to a distributed environment, we are at the forefront of developing the technology to support them. We provide tools to help distributed teams prioritize, get organized, and keep work moving securely—from anywhere.

Simple and intuitive design

While traditional tools developed in the desktop age have struggled to keep up with evolving user demands, Dropbox was designed for the cloud era. We build simple, beautiful products that bring joy to our users and make it easier for them to do their best work.

Open ecosystem

Because people use a wide variety of devices, tools and platforms, Dropbox works across the devices, operating systems, and apps users want—from Android to iOS, Windows, Mac, desktop, and mobile. We also integrate seamlessly with other products, integrating with partners including Microsoft, Zoom, Slack, BetterCloud, Atlassian, and Google.

Viral, bottom-up adoption

Every year, millions of users sign up for Dropbox at work. Bottom-up adoption within organizations has been critical to our strategy and success as users increasingly choose their own tools at work. We generate over 90% of our revenue from self-serve channels—users who purchase a subscription through our app or website.

Performance and security

Our custom-built infrastructure allows us to maintain high standards of performance, availability, and security. Dropbox is built on proprietary, block-level sync technology to achieve industry-leading performance. We designed our platform with multiple layers of redundancy to guard against data loss and deliver high availability. We also offer numerous layers of protection, from secure file data transfer and encryption to network configuration and application-level controls.

Our Solution

Dropbox allows individuals, teams, and organizations to collaborate more effectively and focus on the work that matters. Anyone can sign up for free through our website or app, and upgrade to a paid subscription plan for premium features. Our customers include individuals, families, teams, and organizations of all sizes, from freelancers and small businesses to Fortune 100 companies. They work across a wide range of industries, including professional services, technology, media, education, industrial, consumer and retail, and financial services. Within companies, our platform is used by all types of teams and functions, including sales, marketing, product, design, engineering, finance, legal, and human resources.

Key elements of our platform

- *Unified home for content.* We provide a unified home for the world's content and the relevant context around it. To date, our users have added hundreds of billions of pieces of content to Dropbox, totaling over multiple exabytes of data. When users adopt the Dropbox platform, they gain access to a digital workspace that supports the full content lifecycle—they can create and organize their content, access it from anywhere, share it with internal and external collaborators, and review feedback and history.

- *Global sharing network.* We've built one of the largest collaboration platforms in the world. We cater to the needs of dynamic, dispersed teams. The overwhelming majority of our customers use Dropbox to share and collaborate. As we continue to grow, more users benefit from frictionless sharing, and powerful network effects increase the utility and stickiness of our platform.

- *Product experiences and integrations.* The insights we glean from our community of users and our deep integrations with best-of-breed companies lead us to develop or acquire new product experiences and extend the capabilities of our platform. Products like Dropbox Passwords, Vault, Computer Backup, Dropbox Sign, DocSend, Dropbox Capture, and FormSwift and deep integrations with companies like Microsoft, Zoom, Atlassian, Slack, and BetterCloud help us provide our users with the functionality they need to do their best work. Machine learning further improves the user experience by enabling more intelligent search, better organization, and utility of information. This ongoing innovation broadens the value of our platform and deepens user engagement.

These elements reinforce one another to produce a powerful flywheel effect. As users create and share more content with more people, they expand our global sharing network. This network allows us to gather insights and feedback that help us create new product experiences. And with our scale, we can instantly put these innovations in the hands of millions. This, in turn, helps attract more users and content, which further propels the flywheel.

Our Capabilities

Dropbox is a single organized place where individuals and teams can create content, access it from anywhere, and share it with collaborators. The power of our platform lies in the breadth of our capabilities and the diverse ways our users make Dropbox work for them. We monetize through a range of subscription plans. Our platform capabilities are described below:

Create

Paper. With Dropbox Paper, users can co-author content, tag others, create timelines, assign tasks with due dates, embed and comment on files, tables, checklists, code snippets, and rich media—all in real-time. We designed Paper to be simple and beautiful so users can focus on the most important ideas and tasks at hand.

Doc scanner. The doc scanner in our mobile app lets users create content in Dropbox from hard copies. This includes transforming everything from printed materials to whiteboard brainstorming sessions into digital documents that users can edit and share. We apply proprietary machine learning techniques to automatically detect the document being scanned, extract it from the background, fit it to a rectangular shape, remove shadows, adjust the contrast, and save it as a PDF or image file. For Dropbox Business teams, scanned content is analyzed using Optical Character Recognition so text within these scans is searchable in Dropbox.

Access and organize

Search. Dropbox has powerful search capabilities that allow users to quickly find the files and folders they need. Our autocomplete technology surfaces and prioritizes content based on users' previous activity. For Dropbox Plus, Professional, and Business users, full text search allows users to scan the entire content of their files.

Rich previews. Rich previews allow users to easily interact with files across any device without having to open different applications. Users can comment on, annotate, review, and present files, and see who viewed and edited them. We support previews of over 300 file types, and Dropbox users currently preview files tens of millions of times every day.

Smart Sync. With Smart Sync, users can access all of their content natively on their computers without taking up storage space on their local hard drives. We intelligently sync files to a user's computer as they need them, and users can control which files or folders are always synced locally. With Smart Sync, files that are only stored in the cloud appear in the local file system and can be opened directly from Windows File Explorer or Mac Finder, instead of having to navigate to our web interface. Smart Sync is available to Dropbox Plus, Professional, and Business users.

Version history. As paying users work on files, our servers keep snapshots of all their changes. Users can see a file's complete version history so they can reference and retrieve older versions, depending on the users' subscription. Version histories are kept between 30 to 365 days for paying users, depending on the users' subscription.

Third-party ecosystem. Our open and thriving ecosystem fosters deeper relationships with our users and developers. Developers can build applications that connect to Dropbox through our DBX Developer Platform. For example, email apps can plug into Dropbox to send attachments or shared links, video-conferencing apps allow users to start meetings and share content natively from Dropbox, and eSignature apps give users the ability to manage and maintain contract workflows all from within Dropbox. As of December 31, 2022, Dropbox was receiving over 75 billion API calls per month and just under 1,000,000 developers had registered and built applications on our platform. In addition, more than 80% of Dropbox Business teams have linked to one or more third-party applications.

Rewind. Dropbox Rewind is a tool that lets a user take a folder, or their entire account, back to a specific point in time. The tool uses version history to undo changes made to files and folders and can recover any file edits or deletions made within the last 30 to 365 days, depending on the users' subscription.

Computer Backup. Computer backup automatically syncs folders on a user's computer to the cloud. When turned on, files on the user's PC or Mac are continuously backed up on the cloud. Any changes made in synced folders are automatically updated in the Dropbox account and on the hard drive. Computer backup allows users to get up-to-date versions of files stored on the user's PC or Mac from anywhere and from any device instantly. Content is secure in the cloud, no matter what happens to the user's computer.

Passwords. Dropbox Passwords allows users to sign-in to websites and apps by creating and storing unique usernames and passwords across devices. The app can autofill usernames and passwords for instant access anywhere within applications available for Windows, Mac, iOS, and Android.

Vault. Dropbox Vault helps secure and organize sensitive information in the cloud. Vault, which is only available for Dropbox Plus, Professional, and Family plans, is a PIN-protected folder in Dropbox that a user can access any time. Sensitive data can be added and viewed from Windows and the Dropbox mobile app.

Share

Folders. There are three types of folders in Dropbox: private, shared, and team folders. A private folder allows an individual to sync files between devices. A shared folder allows users to quickly and easily start a project space for group collaboration. A team folder, which is only available for Dropbox Business teams, is a central, administrator-managed hub where they can store and collaborate on content.

Shared links. Users can share files and folders with anyone, including non-Dropbox users, by creating a Dropbox link. Once created, the link can be sent through email, text, Facebook, Twitter, instant message, or other channels. The recipient can view the file with a rich preview or see all the files in a shared folder. Dropbox Professional subscribers and Dropbox Business teams can set passwords and expiration dates and specify whether recipients can comment on or download the files.

Transfer. Dropbox Transfer gives users a quick and secure way to send large files or collections of files to anyone. With Transfer, users can send up to 100 GB of files in just a few clicks, depending on the users' subscription. Users also have the option to drag and drop files to upload from their computer, or add items stored in Dropbox. After creating a transfer, users receive a link that can be pasted anywhere and sent to anyone. Recipients receive copies of the files, so the sender's originals remain untouched.

File requests. With file requests, users can invite anyone to submit files into a specified Dropbox folder through a simple link—regardless of whether the recipient has a Dropbox account. File requests are ideal for tasks such as collecting bids from contractors or requesting submissions from coworkers and clients. All submitted files are organized into a Dropbox folder that's private to the requesting user.

Watermarking. Our Dropbox watermarking feature allows users to protect and share digital files quickly and easily. The watermark feature can be used to protect graphic designs, confidential contracts, and personal photographs. Users can create their own custom watermark and watermark any file without leaving Dropbox.

DocSend. DocSend is a secure document sharing and analytics platform that gives customers visibility into what happens to their documents after they send them. DocSend technology enables customers to track who opens their documents and how much time they spend on each page, protect documents with security features like email verification and viewer whitelisting, and share multiple documents with a single link.

Collaborate

Comments and annotations. Dropbox comments and annotations marry content with the conversations and relevant context around it. Instead of being scattered across separate silos, such as email and chat, the editing and development of content are tied to a file. Users can give feedback on specific parts of files through a rich, innovative overlay on our web and mobile platforms.

File activity stream. An activity feed lives next to every file preview on our web interface and in the desktop app, telling users what's happening with a file. The feed shows when someone opens a file, edits a file, or shares a file.

Notifications. We use real-time notifications across all our channels—web, desktop, email, and mobile—to keep users up-to-date on what's happening with their work. Users can choose to be notified when someone opens, edits, shares, or comments on a file, or adds a file to their shared folders.

Viewer information and presence. On both file previews and Paper docs, Dropbox shows users in real-time who's viewing a doc and when a doc was last viewed by other users. On desktop, the Dropbox badge is a subtle overlay to Microsoft Word, Excel, and PowerPoint that lets users know if someone opens or edits the file they're working in. The Dropbox badge gives users real-time insight into how others are interacting with their content, bringing modern collaboration features often found only in web-based documents to desktop files.

Dropbox Sign. Dropbox Sign is an eSignature and document workflow platform that enables customers to easily sign, send, and receive documents through its intuitive web and mobile based interfaces. Once documents are signed, copies automatically sync to the user's Dropbox account.

Capture. Dropbox Capture is an all-in-one visual communication tool that helps team members share their work and idea asynchronously. Dropbox Capture allows users to visually present their work through easy-to-take screen recordings, GIFs, and screenshots.

FormSwift. FormSwift is a cloud-based service that gives individuals and businesses a simple solution to create, complete, edit, and save critical business forms and agreements.

Secure

Security protections. We employ strong protections for all of the data on our platform.

- *Encryption*. Dropbox file data at rest is encrypted using 256-bit Advanced Encryption Standard, or AES. To protect data in transit between Dropbox apps such as desktop, mobile, API, or web and our servers, Dropbox uses Secure Sockets Layer, or SSL, and Transport Layer Security, or TLS, for data transfer, creating a secure tunnel protected by 128-bit or higher AES encryption.

- *File recovery*. Every deletion event in Dropbox is recorded, including when groups of files are deleted. Users can easily recover files through our web interface. Dropbox Plus subscribers may recover prior versions for up to 30 days after deletion, and Dropbox Professional and Dropbox Business subscribers may recover prior versions for up to 180 days after deletion.

Administrator controls. Dropbox Business team administrators have many ways to customize security settings in both global and granular ways, including real-time detections of suspicious behavior, risky activity, and potential data leaks.

- *Sharing permissions*: Team administrators can set up and monitor how their members share team folders, and can set sharing permissions on all folders, sub-folders, and links through the sharing tab.

- *Remote device wipe*: Team administrators can delete their organization's Dropbox content from a member's linked devices, which is especially useful should someone lose a device or leave the team.

- *Audit log*: Team administrators can monitor which members are sharing files and logging into Dropbox, among other events. They can review activity logs, create full reports for specific time ranges, and pull activity reports on specific members. Advanced and Enterprise team administrators have access to audit logs with file-event tracking.

- *Device approvals*: Advanced and Enterprise team administrators can manage how members access Dropbox on their devices.

- *Tiered administrator roles*: Advanced and Enterprise teams have the ability to set multiple administrator roles, each with a different set of permissions.

- *Network control*: Enterprise team administrators can restrict personal Dropbox usage on their organization's network.

Third-party security integrations. We've partnered with industry-leading third parties to enable us to provide a wide range of IT processes and satisfy industry compliance standards, including:

- *Security information and event management*: Allows Dropbox Business administrators to oversee and manage employee activity, and access sensitive data through the administrator page.

- *Data loss prevention*: Protects sensitive data like personally identifiable information and payment card industry data stored in Dropbox Business accounts.

- *eDiscovery and legal hold*: Enables secure search and the ability to collect and preserve electronically stored information in Dropbox Business accounts.

- *Digital rights management*: Provides third-party encryption for company data stored in Dropbox Business accounts.

- *Data migration and on-premises backup*: Assists in transferring large amounts of data between locations and securing sensitive information with on-site data backup.

- *Identity management*: Allows companies to keep their Dropbox Business team authenticated with an external identity provider like Active Directory.

Our Subscription Plans

We offer a range of subscription plans for our users, including a free, Basic plan, paid Personal plans, and Business plans.

Our Customers

We've built a thriving global business with 17.77 million paying users. As of December 31, 2022, we had more than 575,000 paying Dropbox Business teams. Our customer base is highly diversified, and in 2020, 2021, and 2022, no customer accounted for more than 1% of our revenue. Our customers include individuals, families, teams, and organizations of all sizes, from freelancers and small businesses to Fortune 100 companies. They work across a wide range of industries, including professional services, technology, media, education, industrials, consumer and retail, and financial services. Within companies, our platform is used by all types of teams and functions, including sales, marketing, product, design, engineering, finance, legal, and human resources.

How we support our customers

All of our users can access support through the following resources:

- *Help center*: Provides an online repository of helpful information about our platform, responses to frequently asked questions, and best practices for use.

- *Community support*: Facilitates collaboration between users on answers, solutions, and ideas about our platform in an online community.

- *Social media support*: Provides users real-time product and service updates, and offers tips and troubleshooting information.

- *Guided troubleshooting*: Offers step-by-step instructions to resolve common questions and provides a portal to submit help requests for questions that aren't otherwise addressed.

We also offer additional levels of support for our paying users depending on the subscription plan they choose.

Our Sales and Marketing Approach

As users share content and collaborate on our platform, they introduce and invite new users, driving viral growth. We generate over 90% of our revenue from self-serve channels, which limits customer acquisition costs.

We've developed an efficient marketing function that's focused on building brand awareness and reinforcing our self-serve model.

Our goal is to rapidly demonstrate the value of our platform to our users in order to convert them to paying users and upgrade them to our premium offerings. We reach them through in-product prompts and notifications, time-limited trials of paid subscription plans, email, and lifecycle marketing. Each year, hundreds of millions of devices—including computers, phones, and tablets—are actively connected to the Dropbox platform, representing a large number of touchpoints to communicate with our users. We complement our self-serve strategy with a focused outbound sales effort targeted at organizations with existing organic adoption of Dropbox.

Once prospects are identified, our sales team works to broaden adoption of our platform into wider-scale deployments. We also acquire some users through paid marketing and distribution partnerships in which hardware manufacturers pre-install our software on their devices.

Our Technology Infrastructure and Operations

Our users trust us with their most important content, and we focus on providing them with a secure and easy-to-use platform. More than 90% of our users' data is stored on our own custom-built infrastructure, which has been designed from the ground up to be reliable and secure, and to provide annual data durability of at least 99.999999999%. We have datacenter co-location facilities in California, Oregon, Texas, and Virginia.

We also utilize Amazon Web Services, or AWS, for the remainder of our users' storage needs and to help deliver our services. These AWS datacenters are located in the United States, Australia, Europe, and Japan, which allows us to localize where content is stored. Our technology infrastructure, combined with select use of AWS resources, provides us with a distributed and scalable architecture on a global scale.

We designed our platform with multiple layers of redundancy to guard against data loss and deliver high availability. Incremental backups are performed hourly and full backups are performed daily. In addition, as a default, redundant copies of content are stored independently in at least two separate geographic regions and replicated reliably within each region.

Our Commitment to Security, Privacy and Legal Compliance

Trust is the foundation of our relationship with our users, and we take significant measures every day to protect their privacy and security.

Security

Our sophisticated infrastructure is designed to protect our users' content while it is transferred, stored, and processed. We offer multiple layers of protection, including secure file data transfer, encryption, network configuration, and application-level controls. For Dropbox Business teams, our tools also empower administrators with control and visibility features that allow them to customize our platform to their organizations' needs. Our information security policies and management framework are designed to build a culture of security, and we continually assess risks and improve the security, confidentiality, integrity, and availability of our systems. We voluntarily engage third-party security auditors to test our systems and controls at least annually against the most widely recognized security standards and regulations. We also encourage and support independent research through our bug bounty program, where we work with leading security researchers from around the world to maintain the high standards of security our users have come to expect.

Dropbox supports HIPAA and HITECH compliance. We sign business associate agreements with our customers who require them in order to comply with the Health Insurance Portability and Accountability Act, or HIPAA, and the Health Information Technology for Economic and Clinical Health Act, or HITECH. We also offer a HIPAA assessment report performed by an independent third party.

Privacy

We are committed to keeping user data private, and are subject to a number of privacy laws and regulations such as the European Union's General Data Protection Regulation ("GDPR") and the California Consumer Privacy Act ("CCPA") in the U.S. These laws and regulations impose increasingly numerous, complex obligations on us. To comply with and manage our obligations under such privacy laws and regulations, we operate a robust privacy program and have appointed a Data Protection Officer. Our privacy policy details how we process our users' personal data as well as the steps we take to protect it. For third-party developers that create applications that connect to Dropbox, we also set forth terms and guidelines that explain their obligation to protect the privacy of our users' personal data.

Other Government Regulations

We are subject to compliance with various laws and regulations. These include those covering copyright, indecent content, child protection, and similar matters regarding the content stored and created on our platform as well as consumer protection laws that may impact our sales and marketing efforts, including laws related to subscriptions, billing, and auto renewal. In addition to laws and regulations governing content stored and created on our platform and consumer protection, we are also subject to anti-corruption laws and export and import regulations. The laws in these areas are often in a state of flux and can vary widely between jurisdictions. To comply with and manage our obligations under such laws and regulations, we track relevant legislative, regulatory, and contractual requirements. In addition, we have instituted processes and policies to ensure we review our business practices for appropriate compliance with such requirements.

Our Competition

The market for content collaboration platforms is competitive and rapidly changing. Certain features of our platform compete in the cloud storage market with products offered by Microsoft, Amazon, Apple, Slack, Google, and Adobe and in the content collaboration market with products offered by Microsoft, Atlassian, and Google. On a more limited basis, we compete with Box in the cloud storage market for deployments by large enterprises and with Adobe and DocuSign in the e-signature market. We also compete with smaller private companies that offer point solutions in the cloud storage market or the content collaboration market.

We believe that the principal competitive factors in our markets include the following:

- user-centric design;
- ease of adoption and use;
- scale of user network;
- features and platform experience;
- performance;
- brand;
- security and privacy;
- accessibility across several devices, operating systems, and applications;
- third-party integration;
- customer support;
- continued innovation;
- pricing; and
- macroeconomic trends.

We believe we compete favorably across these factors, however, some of our competitors may have greater name recognition, longer operating histories, more varied services, the ability to bundle a broader range of products and services, larger marketing budgets, established marketing relationships, access to larger user bases, major distribution agreements with hardware manufacturers and resellers, and greater financial, technical, and other resources.

Intellectual Property

We believe that our intellectual property rights are valuable and important to our business. We rely on patents, patent applications, trademarks, copyrights, trade secrets, know-how license agreements, confidentiality procedures, non-disclosure

agreements, employee disclosure and invention assignment agreements, and other contractual rights to establish and protect our proprietary rights. In addition, from time to time we've purchased patents, inbound licenses, trademarks, domain names, and patent applications from third parties.

We have over 1,550 issued patents and more than 300 pending patent applications in the United States and abroad. These patents and patent applications seek to protect our proprietary inventions relevant to our business. In addition, we license a number of key third-party patents in the file collaboration, storage, syncing, and sharing markets.

We have trademark rights in our name, our logo, and other brand indicia, and have trademark registrations for select marks in the United States and many other jurisdictions around the world. We also have registered domain names for websites that we use in our business, such as www.dropbox.com, and similar variations.

We intend to pursue additional intellectual property protection to the extent we believe it would be beneficial and cost effective. Despite our efforts to protect our intellectual property rights, they may not be respected in the future or may be invalidated, circumvented, or challenged. In addition, the laws of various foreign countries where our products are distributed may not protect our intellectual property rights to the same extent as laws in the United States.

Human Capital

At Dropbox, we believe that the world can work better. But that starts with us: building a team that emphasizes the kindness and collaboration needed to grow. We believe the strength of our workforce is one of the most significant contributors to our success. As of December 31, 2022, we had 3,118 full-time employees. Of our full-time employees, 2,583 were located in the United States and 535 were employees located outside of the United States. None of our employees are represented by a labor union. We have not experienced any work stoppages, and we believe that our employee relations are strong.

Virtual First

In October 2020, we announced our Virtual First work model pursuant to which remote work has become the primary experience for all of our employees. As a result, we expect that our workforce will continue to become more distributed over time, although we are continuing to offer our employees opportunities for in-person collaboration in all locations where we currently have offices, either through our existing real-estate, or new on-demand, flexible spaces, which are known as "Dropbox Studios". We also promote work-life balance by empowering our employees to adopt flexible working arrangements and providing tools for efficient remote collaboration and continuing to provide opportunities for in-person collaboration at our "Dropbox Studios" locations. Additionally, we provide our employees with a flexible quarterly allowance that can be used to cover expenses related to health and fitness, family and caregiver support, productivity and ergonomics, financial wellness, and learning and development programs, as well as resources to support Dropboxer effectiveness in their work environments.

Compensation and Benefits Program

Our compensation program is designed to attract and reward talented individuals who possess the skills necessary to support our business, contribute to our strategic goals and create long-term value for our stockholders. We provide employees with competitive compensation packages that include base salary, annual incentive bonuses, 401(k) with a company match up to a specific threshold, and equity awards which align the interests of our employees with our stockholders. Our highly competitive benefits package includes medical, dental, vision, life and disability plans. In addition to these core benefits, Dropbox also provides enhanced mental health benefits, family formation benefits and our adoption and surrogacy assistance program. Our comprehensive programs also provide various leave benefits - including 24 weeks of leave for new parents.

Employee Wellness and Safety

We recognize the importance of the well-being of our employees. With the shift to our Virtual First work model, we remain committed to supporting their well-being and development. A component of our comprehensive health and wellness benefits package to all employees includes additional time-off opportunities as well as mental and physical wellness benefits. We conduct a bi-annual employee satisfaction survey to gather candid feedback from employees with focus on areas such as experience with our managers, wellness initiatives, career and company initiatives. Survey results are reviewed extensively and become part of our action plans at all levels of the organization.

In addition, the safety of our employees is paramount to our success. We have a physical security policy applicable to all our employees with a global physical security team that is empowered to protect the safety of our employees in the event of emergencies or disasters. We also established and regularly update Global COVID-19 Workplace Health & Safety Standards,

based on guidance from public health authorities, to ensure we minimize risk for employees entering our offices. This is driven through a centralized, cross-functional Crisis Management Team dedicated to Dropbox's COVID-19 response.

Learning and Development

We want all of our employees to have thriving careers where they grow and develop in meaningful ways. We develop and provide access to internal learning and development resources to assist in professional development in various ways such as skills-building programs, on-demand learning options, mentoring programs, and leadership development courses. We also offer extensive onboarding and training programs to prepare our employees at all levels for career progression and individual development.

Diversity and Inclusion

We believe that an equitable and inclusive environment comprised of diverse teams produces more creative solutions, results in better and more innovative products, and is crucial to our efforts to attract and retain key talent. We are focused on building an inclusive culture and sustaining a diverse workforce through a variety of company initiatives. As part of that effort we have a number of executive-sponsored Employee Resource Groups, or ERGs, that provide support for diverse members of our workforce by fostering an inclusive environment and providing community-building opportunities. In addition, we provide resources and training to employees at all levels to ensure that we are cultivating diverse and inclusive teams, as well as sponsor a number of professional development opportunities that support underrepresented employees at our Company.

Community

We empower our employees to give back to their communities by providing paid volunteer time off, matching a portion of employee donations to nonprofits and making product donations to nonprofit organizations nominated by our employees.

Corporate Information

We were incorporated in May 2007 as Evenflow, Inc., a Delaware corporation, and changed our name to Dropbox, Inc. in October 2009. Our principal offices are located at 1800 Owens Street, San Francisco, California, 94158, and our telephone number is (415) 857-6800. Our Class A common stock is listed on the Nasdaq Global Select Market under the symbol "DBX."

Available Information

Our website is located at http://www.dropbox.com/, our investor relations website is located at http://investors.dropbox.com/, and our blog is located at https://blog.dropbox.com/topics/news. We have used, and intend to continue to use, our investor relations website, our blog, press releases, public conference calls and webcasts to disclose material non-public information and to comply with our disclosure obligations under Regulation FD. The following filings are available through our investor relations website after we file them with the SEC: Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, current reports on Form 8-K, and our Proxy Statement for our annual meeting of stockholders. These filings are also available for download free of charge on our investor relations website. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov. The contents of these websites are not incorporated into this filing. Further, the Company's references to the URLs for these websites are intended to be inactive textual references only.

ITEM 1A. RISK FACTORS

Investing in our Class A common stock involves a high degree of risk. In addition to the other information set forth in this Annual Report, you should carefully consider the risks and uncertainties described below, together with all of the other information in this Annual Report on Form 10-K, including the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes, before making a decision to invest in our Class A common stock. Our business, results of operations, financial condition, or prospects could also be harmed by risks and uncertainties that are not presently known to us or that we currently believe are not material. If any of the risks actually occur, our business, results of operations, financial condition, and prospects could be materially and adversely affected. In that event, the market price of our Class A common stock could decline, and you could lose all or part of your investment. In addition, any worsening of the economic environment may exacerbate the risks described below, any of which could have a material impact on us. This situation continues to evolve, and additional impacts may arise that we are not currently aware of.

Risks Related to Our Business and Our Industry

Our business depends on our ability to retain and upgrade paying users, and any decline in renewals or upgrades could adversely affect our future results of operations.

Our business depends upon our ability to maintain and expand our relationships with our users. Our business is subscription-based, and paying users are not obligated to and may not renew their subscriptions after their existing subscriptions expire. As a result, we cannot provide assurance that paying users will renew their subscriptions utilizing the same tier of our products or upgrade to premium offerings. Renewals and upgrades of subscriptions to our platform have fluctuated, and may decline in any period or over time, or paying users may downgrade or not renew their subscriptions because of several factors, such as dissatisfaction with our products, support, pricing, or mix of features, a user no longer having a need for our products, the availability of competitive products that are, or are perceived to be, less expensive, shifts in the mix of monthly and annual subscriptions or the impact of macroeconomic trends or catastrophic events on our paying users and their willingness or ability to pay for subscriptions. Any decrease in renewals or downgrade of subscriptions to our platform could harm our ability to grow revenue.

We encourage both basic and paying users to upgrade to our premium offerings by recommending additional features and through in-product prompts and notifications. We are focused on increasing recurring revenue and we believe that users that subscribe to our premium paid offerings demonstrate a propensity to retain and expand their deployments over time. We seek to expand within organizations through viral means by adding new users, having workplaces purchase additional products, or expanding the use of Dropbox into other departments within a workplace. We often see enterprise IT decision-makers deciding to adopt Dropbox after noticing substantial organic adoption by individuals and teams within the organization. However, if our paying users cancel their subscriptions or fail to renew, or if we fail to upgrade our paying users to premium offerings or expand within organizations, our business, results of operations, and financial condition may be harmed. In addition, certain of our enterprise licenses have a large number of seat licenses. Accordingly, an enterprise decision not to renew its license may have a large impact on our number of paying users and therefore, our business, results of operations, and financial condition. Furthermore, we have and may continue to see an increase in customers opting for our monthly plans rather than our annual plans, including from users who upgrade to paid plans using mobile devices. As a result, to the extent more of our users subscribe to our paid plans through mobile devices or otherwise opt for monthly plans, subscription renewals may fluctuate or decline.

Although it is important to our business that our users renew their subscriptions after their existing subscriptions expire and that we expand our commercial relationships with our users, given the volume of our users, we may be unable to address any retention issues with specific users in a timely manner, which could harm our business.

Our future growth could be harmed if we fail to attract new users or convert registered users to paying users.

We must continually add new users to grow our business beyond our current user base and to replace users who choose not to continue to use our platform. In particular, in order to grow our revenue, we must attract paying users and convert registered users to paying users. Historically, our revenue has been driven by our self-serve model, and we generate more than 90% of our revenue from self-serve channels. Any decrease in user satisfaction with our products or support could harm our brand, word-of-mouth referrals, and ability to grow.

Additionally, many of our users initially access our platform free of charge. We strive to demonstrate the value of our platform to our registered users, thereby encouraging them to convert to paying users through in-product prompts and notifications, and time-limited trials of paid subscription plans. As of December 31, 2022, we served over 700 million registered users but only 17.77 million paying users. The actual number of unique users is lower than we report as one person may register more than once for our platform. As a result, we have fewer unique registered users that we may be able to convert to paying users. A majority of our registered users may never convert to a paid subscription to our platform, and failure to convert users to a paid subscription will restrict our ability to grow our revenue.

Our paying and registered user growth rates have declined and may continue to decline in the future as our pricing strategy changes, our market penetration rates increase and we turn our focus to converting registered users to paying users rather than growing the total number of registered users. The availability of less expensive and bundled competitive products also has slowed and may continue to slow our user growth rate and negatively impact our ability to convert registered users to paying users. If we are not able to continue to expand our user base or fail to convert our registered users to paying users, demand for our paid services and our revenue may grow more slowly than expected or decline. Furthermore, events that financially impact our registered users and other prospective paying users, such as macroeconomic factors, layoffs, inflation, increased interest rates, or catastrophic events, may cause these users to delay or reduce technology spending, which may impact our ability to convert registered users or otherwise attract new paying users, restricting our ability to grow our revenue. If we are unable to increase our paying user growth rates or to offset declines in the number of new paying users with increased revenue per paying user, our revenue growth rate will decline and operating results will be adversely affected.

Our business could be damaged, and we could be subject to liability, if there is any unauthorized access to our data or our users' content, including through privacy and data security breaches or incidents.

Unauthorized parties have in the past gained access, and may in the future gain access, to systems, networks, or facilities used in our business through various means, including gaining unauthorized access to our systems, networks, or facilities, attempting to fraudulently induce our employees, users, or others into disclosing user names, passwords, or other sensitive information. Any unauthorized or inadvertent access to, or an actual or perceived security breach of or incident impacting, our systems, or networks, or facilities, or those of third parties on which we rely, or those of any businesses or technologies we have acquired, could result in an actual or perceived loss of, or unauthorized access to or disclosure, modification, misuse, loss, corruption, unavailability, or destruction of, our data or our users' content, regulatory investigations, proceedings, and orders, claims, demands, and litigation, indemnity obligations, damages, penalties, fines, and other costs in connection with actual and alleged contractual breaches, violations of applicable laws and regulations or other actual or asserted obligations, and other liabilities. Any such incident could also materially damage our reputation and market position and harm our business, results of operations, and financial condition, including reducing our revenue, causing us to issue credits to users, negatively impacting our ability to accept and process user payment information, eroding our users' trust in our services and payment solutions, subjecting us to costly user notification or remediation, harming our ability to retain users, harming our brand, or increasing our cost of acquiring new users. We maintain errors, omissions, and cyber liability insurance policies covering certain security and privacy damages. However, we cannot be certain that our coverage will be adequate for liabilities actually incurred or that insurance will continue to be available to us on economically reasonable terms, or at all. Further, if a high-profile security breach or incident occurs with respect to another content collaboration solutions provider, our users and potential users could lose trust in the security of content collaboration solutions providers generally, which could adversely impact our ability to retain users or attract new ones.

The use of our platform involves the transmission, storage, and processing of user content, some of which may be considered personal, confidential, or sensitive information of users or their organizations. We also process, store and transmit our own data as part of our business and operations. This data may include personal, confidential, or sensitive information. We have previously faced and will continue to face security threats from malicious third parties that could obtain unauthorized access to our systems, infrastructure, and networks. We anticipate that these threats will continue to grow in scope and complexity over time. Although we have taken corrective actions in response to past incidents, and have developed systems and processes that are designed to protect the personal data of users and their organizations, protect our systems, prevent data loss, and prevent other security breaches and security incidents, these security measures have not fully protected our systems in the past and cannot guarantee security in the future.

Emerging and evolving cybersecurity threats such as the attack on SolarWinds and the Log4j vulnerability reported in December 2021 pose unique challenges and involve sophisticated threat actors. Computer malware, ransomware, cyber viruses, social engineering (phishing attacks), denial of service or other attacks, employee theft or misuse and increasingly sophisticated network attacks have become more prevalent, particularly against cloud services. In this fast-changing threat environment, we are continuously assessing our security posture, including through the use of penetration testing and red team exercises, to

identify gaps, threats, and vulnerabilities and, where we believe appropriate, we actively take additional and ongoing steps that are intended to strengthen our cybersecurity capabilities and mitigate the risk of a breach or incident. If we fail to respond appropriately to any identified gaps, threats or vulnerabilities, including by providing adequate funding and prioritizing strategic initiatives, or if we fail to adequately identify the gaps, threats or vulnerabilities, we face greater risk that an unauthorized party will obtain access to, or disrupt, our systems or networks or obtain access to data or content that we or third parties on which we rely store or otherwise process. Notwithstanding our efforts, we may fail to detect the existence of security breaches or incidents, including breaches or compromises of user content, and may be unable to prevent unauthorized access to user content. Malicious third parties might use techniques that we are unable to defend against to compromise and infiltrate our systems, infrastructure, and networks. The techniques used to obtain unauthorized access to, and to disable or degrade service, or sabotage systems change frequently and are often not recognized until launched against a target. They may originate from less regulated or remote areas around the world, or from state-sponsored actors, and the risks could also be elevated in connection with the conflict between Russia and Ukraine. If our security measures are breached or compromised or we, our systems, facilities or networks, or those of third parties on which we rely otherwise are subject to a security breach or incident, or our users' content or other data is otherwise accessed, misused, modified, rendered unavailable, destroyed, or otherwise processed through unauthorized means, or if any such actions are believed to occur, our platform may be perceived as insecure, and we may lose existing users or fail to attract and retain new users. Moreover, public announcements concerning any cybersecurity-related incidents and steps we may take to respond to or remediate any such incidents could be perceived by securities analysts or investors to be negative, and such perception could, among other things, have an adverse effect on the price of our Class A common stock.

We may rely on third parties when deploying our infrastructure, and in doing so, expose it to security risks outside of our direct control. We rely on outside vendors and contractors to perform services necessary for the operation of the business, and they may fail to adequately secure our user and company content data. This risk may increase when vendors and contractors work remotely, including as part of our Virtual First model.

In addition, certain developers or other partners who create applications that integrate with our platform, may receive or store information provided by us or by our users through these applications. If these third parties or developers fail to adopt or adhere to adequate data security practices, or in the event of a breach or other compromise of their networks or systems, our data or our users' data may be improperly accessed, used, or disclosed.

Third parties may attempt to compromise our employees and their privileged access into internal systems to gain access to accounts, our information, our networks, or our systems or those of third parties on which we rely. Employee error, malfeasance, or other errors in the storage, use, transmission, or other processing of personal information could result in an actual or perceived breach of user privacy. These risks may be heightened in connection with our transition to Virtual First and an increasingly distributed workforce. In addition, our users may also disclose or lose control of their passwords, or use the same or similar passwords on third parties' systems, which could lead to unauthorized access to their accounts on our platform.

Our business may be significantly impacted by a change in general economic, political, and market conditions, including any resulting effect on consumer or business spending.

Our business may be affected by general economic, political, and market conditions, including any resulting negative impact on spending by our business and consumer users. Some of our users may view a subscription to our platform as a discretionary purchase, and our paying users may reduce their discretionary spending on our platform during an economic downturn, especially in the event of a prolonged recessionary period. Concerns about inflation, rising interest rates, unemployment trends, geopolitical issues, such as the conflict between Russia and Ukraine, lasting adverse effects of the COVID-19 pandemic or a widespread economic slowdown or recession (in the United States or internationally) have and could continue to lead to increased market volatility and economic uncertainty, which could cause current and prospective paying users to delay, decrease, or cancel purchases of our products and services, or delay or default on their payment obligations. In response to economic uncertainty, we have been more disciplined in our hiring and operating expenses, either of which could negatively impact our ability to grow and invest in our business. As a result, our business, results of operations, and financial condition may be significantly affected by changes in the economy generally.

We operate in competitive markets, and we must continue to compete effectively.

The market for content collaboration platforms is competitive and rapidly changing. Certain features of our platform compete in the cloud storage market with products offered by Microsoft, Amazon, Apple, Google, and Adobe and in the content collaboration market with products offered by Microsoft, Atlassian, Slack, and Google. On a more limited basis, we compete with Box in the cloud storage market for deployments by large enterprises, as well as in the e-signature market along

with Adobe and DocuSign. We also compete with smaller private companies that offer point solutions in the cloud storage market or the content collaboration market. We believe the principal competitive factors in our markets include the following:

- user-centric design;

- ease of adoption and use;

- scale of user network;

- features and platform experience;

- performance;

- brand;

- security and privacy;

- accessibility across several devices, operating systems, and applications;

- third-party integration;

- customer support;

- continued innovation;

- pricing; and

- macroeconomic trends.

With the introduction of new technologies and market entrants, we expect competition to intensify. Many of our actual and potential competitors or alliances among competitors benefit from competitive advantages over us, such as greater name recognition, longer operating histories, more varied products and services, larger marketing budgets, more established marketing relationships, access to larger user bases, major distribution agreements with hardware manufacturers and resellers, and greater financial, technical, and other resources. Some of our competitors may make acquisitions or enter into strategic relationships to offer a broader range of products and services than we do. These combinations may make it more difficult for us to compete effectively. We expect these trends to continue as competitors attempt to strengthen or maintain their market positions.

Demand for our platform is also sensitive to price. Many factors, including our marketing, user acquisition and technology costs, and our current and future competitors' pricing and marketing strategies, can significantly affect our pricing strategies. Certain of our competitors offer, or may in the future offer, lower-priced or free products or services that compete with our platform or may bundle and offer a broader range of products and services.

Similarly, certain competitors may use marketing strategies that enable them to acquire users at a lower cost than us. There can be no assurance that we will not be forced to engage in price-cutting initiatives or to increase our marketing and other expenses to attract and retain users in response to competitive pressures, either of which could materially and adversely affect our business, results of operations, and financial condition.

Our business depends upon the interoperability of our platform across devices, operating systems, and third-party applications that we do not control.

One of the most important features of our platform is its broad interoperability with a range of diverse devices, operating systems, and third-party applications. Our platform is accessible from the web and from devices running Windows, Mac OS, iOS, Android, WindowsMobile, and Linux. We also have integrations with Microsoft, Adobe, Apple, Salesforce, Atlassian, Slack, BetterCloud, Google, IBM, Cisco, VMware, Okta, Symantec, Palo Alto Networks, Zoom, and a variety of other productivity, collaboration, data management, and security vendors. We are dependent on the accessibility of our platform across these third-party operating systems and applications that we do not control. Third-party services and products are constantly evolving, and we may not be able to modify our platform to assure its compatibility with that of other third parties

following development changes. If we are unable to ensure compatibility of our platform with desired third party services, our business may be adversely impacted.

In addition, several of our competitors own, develop, operate, or distribute operating systems, app stores, third-party datacenter services, and other software, and also have material business relationships with companies that own, develop, operate, or distribute operating systems, applications markets, third-party datacenter services, and other software that our platform requires in order to operate. Some of these competitors have inherent advantages developing products and services that more tightly integrate with their software and hardware platforms or those of their business partners.

In addition, some of our competitors may be able to disrupt the operations or compatibility of our platform with their products or services, or exert strong business influence on our ability to, and terms on which we, operate and distribute our platform. For example, we currently offer products that directly compete with several large technology companies that we rely on to ensure the interoperability of our platform with their products or services. We also rely on these companies to make our mobile applications available through their app stores. As our respective products evolve, we expect this level of competition to increase. Should any of our competitors modify their products or standards in a manner that degrades the functionality of our platform or gives preferential treatment to competitive products or services, whether to enhance their competitive position or for any other reason, the interoperability of our platform with these products could decrease and our business, results of operations, and financial condition could be harmed.

Our business could be harmed by any significant disruption of service on our platform or loss of content.

Our brand, reputation, and ability to attract, retain, and serve our users are dependent upon the reliable performance of our platform, including our underlying technical infrastructure. Our users rely on our platform to store digital copies of their valuable content, including financial records, business information, documents, photos, and other important content. Our technical infrastructure may not be adequately designed with sufficient reliability and redundancy to avoid performance delays or outages that could be harmful to our business, and turnover in our personnel, may additionally impact our ability to respond to any such delays or outages. If our platform is unavailable when users attempt to access it, or if it does not load as quickly as they expect, users may not use our platform as often in the future, or at all.

As our user base and the amount and types of information stored, synced, and shared on our platform continue to grow, we will need an increasing amount of technical infrastructure, including network capacity and computing power, to continue to satisfy the needs of our users. The vast majority of user content is stored at our own custom-built infrastructure in co-location facilities that we directly lease and operate. As we add to our infrastructure, we may move or transfer additional content.

Further, as we continue to evolve our business to meet the needs of our users, we may overestimate or underestimate our infrastructure capacity requirements, which could adversely affect our results of operations. The costs associated with leasing and maintaining our custom-built infrastructure in co-location facilities and third-party datacenters already constitute a significant portion of our capital and operating expenses. We continuously evaluate our short- and long-term infrastructure capacity requirements to ensure adequate capacity for new and existing users while minimizing unnecessary excess capacity costs. If we overestimate the demand for our platform and therefore secure excess infrastructure capacity, our operating margins could be reduced. If we underestimate our infrastructure capacity requirements, we may not be able to service the expanding needs of new and existing users, and our hosting facilities, network, or systems may fail. Additionally, our ability to accurately perform capacity planning is dependent on the reliability of the global supply chain for hardware, network, and platform infrastructure equipment. Due to the current macro environment and related price increases and competition for a limited supply of such equipment, our global supply chain for datacenter equipment has experienced challenges, and such challenges could adversely impact our infrastructure capacity. Our datacenter equipment is primarily manufactured by third-party manufacturers, some of which utilize certain components for which there are few qualified suppliers. Prolonged disruptions at these suppliers could lead to a disruption in our ability to manufacture datacenter equipment on time to meet demand. Furthermore, our competitors use some of the same suppliers and their demand for hardware components can affect the capacity available to us resulting in inadequate datacenter capacity. Furthermore, our efforts to mitigate such disruptions and compete for such equipment may impact the timing and magnitude of our infrastructure spending, resulting in unexpected increases in shorter-term or longer-term costs than originally projected.

In addition, the datacenters that we use are vulnerable to damage or interruption from human error, intentional bad acts, security breaches and incidents, including computer malware, ransomware, cyber viruses, social engineering (phishing attacks), denial of service or other attacks, employee theft or misuse and other network attacks, earthquakes, floods, fires, war, terrorist attacks, power losses, hardware failures, systems failures, telecommunications failures, and similar events, any of which could disrupt our service, destroy user content, or prevent us from being able to continuously back up or record changes in our users'

content. In the event of significant physical damage to one of these datacenters, it may take a significant period of time to achieve full resumption of our services, and our disaster recovery planning may not account for all eventualities. Damage or interruptions to these datacenters could harm our platform and business.

We generate revenue from sales of subscriptions to our platform, and any decline in demand for our platform, or for content collaboration solutions in general, could negatively impact our business.

We generate, and expect to continue to generate, revenue from the sale of subscriptions to our platform. As a result, widespread acceptance and use of content collaboration solutions in general, and our platform in particular, is critical to our future growth and success. If the content collaboration market fails to grow or grows more slowly than we currently anticipate, or if the recent trends toward remote or distributed work does not materialize into a longer-term shift, demand for our platform could be negatively affected.

Changes in user preferences for content collaboration may have a disproportionately greater impact on us than if we offered multiple platforms or disparate products. Demand for content collaboration solutions in general, and our platform in particular, is affected by a number of factors, many of which are beyond our control. Some of these potential factors include:

- awareness of the content collaboration category generally;

- availability of products and services that compete with ours;

- the impact, scale, and duration, of trends towards or away from remote or distributed work;

- ease of adoption and use;

- features and platform experience;

- performance;

- brand;

- security and privacy;

- customer support;

- pricing; and

- macroeconomic trends.

The content collaboration market is subject to rapidly changing user demand and trends in preferences. If we fail to successfully predict and address these changes and trends, meet user demands, or achieve more widespread market acceptance of our platform, our business, results of operations, and financial condition could be harmed.

Failure to respond to rapid technological changes, extend our platform, or develop new features or products may harm our ability to compete effectively, which would adversely affect our business.

The content collaboration market is characterized by rapid technological change and frequent new product and service introductions. Our ability to grow our user base and increase revenue from existing users will depend heavily on our ability to enhance and improve our platform, introduce new features and products, increase our strategic partnerships with third parties, and interoperate across an increasing range of devices, operating systems, and third-party applications. Users may require features and capabilities that our current platform does not have. The need to respond to technological changes may require investments in our business that could impact short-term growth or profitability. In addition, while we believe trends towards remote or distributed work will prove to be significant and long lasting, and that these trends will open up increased market opportunities for us, such trends or opportunities may not materialize or, if they do, we may not be able to develop new features or products, or enhance our existing offerings, sufficiently to take advantage of them. We invest significantly in research and development, and our goal is to focus our spending on measures that improve quality and ease of adoption and create organic user demand for our platform. For example, in 2021 we launched Dropbox Transfer as a way for users to safely and securely send large files, Dropbox Replay, which allows users to review, approve and collaborate on video workflows, Dropbox Backup, which allows users to securely back up their computer or external hard drives with an automated cloud backup solution, and

Dropbox Capture which allows users to visually present their work through easy-to-take screen recordings, GIFs, and screenshots. There is no assurance that our enhancements to our platform or our new product experiences, partnerships, features, or capabilities will be compelling to our users or gain market acceptance. If our research and development investments do not accurately anticipate user demand, we are unsuccessful in establishing or maintaining our strategic partnerships, or if we fail to develop our platform in a manner that satisfies user preferences in a timely and cost-effective manner, we may fail to retain our existing users or increase demand for our platform.

The introduction of new products and services by competitors or the development of entirely new technologies to replace existing offerings could make our platform obsolete or adversely affect our business, results of operations, and financial condition. We may experience difficulties with software development, design, or marketing that could delay or prevent our development, introduction, or implementation of new product experiences, features, or capabilities. We also may experience broad-based business or economic disruptions that could adversely affect the productivity of our employees and result in delays in the development or implementation process. For example, in response to the COVID-19 pandemic, we transitioned to a Virtual First work model, which may lead to disruptions and decreased productivity that could result in delays in our product development process. The risk of such disruptions and decreased productivity may persist as our workforce operates under a Virtual First model. We have in the past experienced delays in our internally planned release dates of new features and capabilities, and there can be no assurance that new product experiences, features, or capabilities will be released according to schedule. Any delays could result in adverse publicity, loss of revenue or market acceptance, or claims by users brought against us, all of which could have a material and adverse effect on our reputation, business, results of operations, and financial condition. Moreover, new features may require substantial investment, and we have no assurance that such investments will be successful. If users do not widely adopt our new product experiences, features, and capabilities, we may not be able to realize a return on our investment. If we are unable to develop, license, or acquire new features and capabilities to our platform on a timely and cost-effective basis, or if such enhancements do not achieve market acceptance, our business, results of operations, and financial condition could be adversely affected.

We may not successfully manage our growth or successfully execute our plan for future growth.

The growth and expansion of our business, including the introduction of new features and products, places a continuous significant strain on our management, operational, and financial resources. As we introduce new products and features, and our user base and third-party relationships expand, our information technology systems, organizational structures, and internal controls and procedures may not be adequate to support our operations. In addition, we face challenges of integrating, developing, and motivating an increasingly distributed employee base in various countries around the world. These challenges may be heightened in connection with our Virtual First work model and our need to align our resources in order to create a more nimble and streamlined organization. Managing our growth will also require significant expenditures and allocation of valuable management resources.

Our ability to forecast our future results of operations is subject to a number of uncertainties, including our ability to effectively plan for and model future growth, and we may not receive our expected return on investments that we make in our business in the time we expect or at all. We have encountered in the past, and may encounter in the future, risks and uncertainties frequently experienced by growing companies in rapidly changing industries. If we fail to achieve the necessary level of efficiency in our organization as it grows, or if we are not able to accurately forecast future growth, or our investments do not result in the growth we expect, our business, results of operations, and financial condition could be harmed.

We depend on our key personnel and other highly qualified personnel, and if we fail to attract, integrate, and retain our personnel, and maintain our unique corporate culture, our business could be harmed.

We depend on the continued service and performance of our key personnel. In particular, Andrew W. Houston, our Chief Executive Officer and one of our co-founders, is critical to our vision, strategic direction, culture, and offerings. From time to time, there have been changes in our management team resulting from the hiring or departure of our executives, and there may be additional changes in the future. For example, Timothy Young stepped down as our President in February 2023. While we seek to manage these transitions carefully, such changes may result in a loss of institutional knowledge and may cause disruptions to our business. If we fail to successfully integrate new key personnel into our organization or if key employees are unable to successfully transition into new roles, our business could be adversely affected.

All of our officers and key personnel are at-will employees. In addition, many of our key technologies and systems are custom-made for our business by our key personnel. The loss of key personnel, including key members of our management team, as well as certain of our key marketing, sales, product development, or technology personnel, could disrupt our operations and have an adverse effect on our ability to grow our business. In addition, while we believe our Virtual First strategy will give us the opportunity to align our resources to create a more nimble and streamlined organization, we can provide no assurance

that we will be able to successfully execute on these plans, and failure to successfully manage these transitions may cause disruptions to our business. Additionally, we will need to adapt and respond to frequently changing circumstances that may impact our workforce, such as natural disasters or pandemics, or our ability to maintain an effective workforce may be impacted.

To execute our business plan, we must attract and retain highly qualified personnel. Competition for these employees is intense and we may not be successful in attracting and retaining qualified personnel. We have experienced, and we may continue to experience, difficulty in hiring and retaining highly skilled employees with appropriate qualifications. As we continue to operate in a Virtual First model, our recent hires and planned hires may not become as productive as we expect, and we may be unable to hire, integrate, or retain sufficient numbers of qualified individuals. Many of the companies with which we compete for experienced personnel have greater resources than we have. In addition, in making employment decisions, particularly in the internet and high-technology industries, job candidates often consider the value of the equity they are to receive in connection with their employment. Employees may be more likely to leave us if the shares they own or the shares underlying their equity incentive awards have significantly appreciated or significantly reduced in value. Many of our employees may receive significant proceeds from sales of our equity in the public markets, which may reduce their motivation to continue to work for us. If we fail to attract new personnel, or fail to retain and motivate our current personnel, our business and growth prospects could be harmed.

Additionally, if we do not maintain and continue to develop our corporate culture as we grow and evolve, it could harm our ability to foster the innovation, creativity, and teamwork we believe that we need to support our growth. Additions of executive-level management, significant numbers of new and remote employees, and higher employee turnover could significantly and adversely impact our culture, as could our transition to a Virtual First workforce.

We have a limited history of operating with a Virtual First workforce and the long-term impact on our financial results and business operations remains uncertain.

In October 2020, we announced a Virtual First work model pursuant to which remote work has become the primary experience for all of our employees and our intention is for our workforce to continue being more distributed over time. However, we have a limited history of operating with a Virtual First workforce and, although we anticipate that our Virtual First work model will have a long-term positive impact on our financial results and business operations, the impact remains uncertain. Additionally, there is no guarantee that we will realize the anticipated benefits to our business, including cost savings, increased employee satisfaction or ability to attract and retain employees. We may also not achieve operational efficiencies, or increased productivity.

Our continuing shift to a Virtual First work model could make it increasingly difficult to manage our business and adequately oversee our employees and business functions, potentially resulting in harm to our company culture, increased employee attrition, and the loss of key personnel, as well as potentially negatively impacting product research and development and the growth of our business. We may also experience an increased risk of privacy and data security breaches and incidents involving our data or our users' content. Any of these factors could adversely affect our financial condition and operating results.

In addition, as we continue our shift to Virtual First, we will need less office space than we are currently contractually committed to leasing and as a result, we have recorded and may in the future record impairment charges related to the office spaces we no longer expect to need, which has impacted and may in the future impact our ability to achieve GAAP profitability. Furthermore, any prolonged recessionary period and industry shifts towards remote or distributed work, declines in rent prices or increased availability of open office space, may prevent us from finding subtenants for our unused office space on favorable terms or at all. In the event that we are unable to sublease our space on favorable terms or at all, or if we are able to sublease space but our subtenants fail to make lease payments to us or otherwise default on their obligations to us, we may generate less sublease income than we have currently estimated, continue to incur substantial payment obligations under our leases and incur additional or higher impairment charges than we have currently estimated, any of which could materially and adversely affect our business, cash flows, results of operations, profitability, and financial condition.

Our lack of a significant outbound sales force may limit the potential growth of our business.

Historically, our business model has been driven by organic adoption and viral growth, with more than 90% of our revenue generated from self-serve channels. As a result, we do not have a significant outbound sales force, which has enabled us to be more efficient with our sales and marketing spend. Although we believe our business model can continue to scale without a large outbound sales force, our word-of-mouth and user referral marketing model may not continue to be as successful as we anticipate, and our limited experience selling directly to large organizations through our outbound sales force

may impede our future growth. As we continue to scale our business, an enhanced sales infrastructure could assist in reaching larger organizations and growing our revenue. Identifying and recruiting additional qualified sales personnel and training them would require significant time, expense, and attention, and would significantly impact our business model. Further, adding more sales personnel would change our cost structure and results of operations, and we may have to reduce other expenses in order to accommodate a corresponding increase in sales and marketing expenses. If our limited outbound sales force and lack of experience selling and marketing to large organizations prevents us from reaching larger organizations and growing our revenue, and if we are unable to hire, develop, and retain talented sales personnel in the future, our business, results of operations, and financial condition could be adversely affected.

We may expand sales to large organizations, which could lengthen sales cycles and result in greater deployment challenges.

As our business evolves, we may need to invest more resources into sales to large organizations. Large organizations may undertake a significant evaluation and negotiation process, which can lengthen our sales cycle. We may also face unexpected deployment challenges with large organizations or more complicated deployment of our platform. Large organizations may demand more configuration and integration of our platform or require additional security management or control features. We may spend substantial time, effort, and money on sales efforts to large organizations without any assurance that our efforts will produce any sales. Additionally, our ability to sell via an outbound sales force has been, and may continue to be, impeded by events, such as macroeconomic factors, tighter technology spending, layoffs at our potential customers, public health epidemics, and other catastrophic events. As a result, sales to large organizations may lead to greater unpredictability in our business, results of operations, and financial condition.

Any failure to offer high-quality customer support may harm our relationships with our users and our financial results.

We have designed our platform to be easy to adopt and use with minimal to no support necessary. Any increased user demand for customer support could increase costs and harm our results of operations. In addition, as we continue to grow our operations and support our global user base, we need to be able to continue to provide efficient customer support that meets our customers' needs globally at scale. Paying users receive additional customer support features and the number of our paying users has grown significantly, which will put additional pressure on our support organization. For example, the number of paying users has grown from 8.81 million as of December 31, 2016, to 17.77 million as of December 31, 2022. If we are unable to provide efficient customer support globally at scale, our ability to grow our operations may be harmed and we may need to hire additional support personnel, which could harm our results of operations. Our new user signups are highly dependent on our business reputation and on positive recommendations from our existing users. Any failure to maintain high-quality customer support, or a market perception that we do not maintain high-quality customer support, could harm our reputation, business, results of operations, and financial condition.

Our business depends on a strong brand, and if we are unable to maintain and enhance our brand, our ability to expand our base of users will be impaired and our business, results of operations, and financial condition will be harmed.

We believe that our brand identity and awareness have contributed to our success and have helped fuel our efficient go-to-market strategy. We also believe that maintaining and enhancing the Dropbox brand is critical to expanding our base of users. We anticipate that, as our market becomes increasingly competitive, maintaining and enhancing our brand may become increasingly difficult and expensive. Any unfavorable publicity or consumer perception of our platform or the providers of content collaboration solutions generally could adversely affect our reputation and our ability to attract and retain users. Additionally, if we fail to promote and maintain the Dropbox brand, our business, results of operations, and financial condition will be materially and adversely affected.

We are continuing to expand our operations outside the United States, where we may be subject to increased business and economic risks that could impact our results of operations.

We have paying users across approximately 180 countries and approximately half of our revenue in the year ended December 31, 2022 was generated from paying users outside the United States. We expect to continue to expand our international operations, which may include employees working in new jurisdictions and providing our platform in additional languages. Any new markets or countries into which we attempt to sell subscriptions to our platform may not be receptive. For example, we may not be able to expand further in some markets if we are unable to satisfy certain government- and industry-specific requirements. In addition, our ability to manage our business and conduct our operations internationally requires considerable management attention and resources and is subject to the particular challenges of supporting a rapidly growing business in an environment of multiple languages, cultures, customs, legal and regulatory systems, alternative dispute systems, and commercial markets. International expansion has required, and will continue to require, investment of significant funds and

other resources. Expanding and operating internationally subjects us to regulatory, economic, geographic, social, and political risks and may increase risks that we currently face, including risks associated with:

- compliance with applicable international laws, regulations, and standards including laws and regulations with respect to labor and employment, privacy, data protection, cybersecurity, consumer protection, tax, export control and sanctions, and unsolicited email, and the risk of penalties to our users and individual members of management or employees if our practices are deemed to be out of compliance;

- recruiting and retaining talented and capable employees in locations outside the United States, and maintaining our company culture across all of our locations, including in light of our Virtual First work model and an increasingly distributed workforce;

- providing our platform and operating our business across a significant distance, in different languages and among different cultures, including the potential need to modify our platform and features to ensure that they are culturally appropriate and relevant in different countries;

- management of an employee base in jurisdictions that may not give us the same employment and retention flexibility as does the United States;

- operating in jurisdictions that do not protect intellectual property rights in the same manner or to the same extent as does the United States;

- compliance by us and our business partners with anti-corruption laws, import and export control laws, tariffs, trade barriers, economic sanctions, and other regulatory limitations on our ability to provide our platform in certain international markets;

- foreign exchange controls that might require significant lead time in setting up operations in certain geographic territories and might prevent us from repatriating cash earned outside the United States;

- political, social, and economic instability, conflicts, and wars, such as the conflict between Russia and Ukraine and its regional and global ramifications;

- changes in diplomatic and trade relationships, including the imposition of new trade restrictions, trade protection measures, import or export requirements, trade embargoes and other trade barriers;

- double taxation of our international earnings and potentially adverse tax consequences due to changes in the income and other tax laws of the United States or the international jurisdictions in which we operate;

- higher costs of doing business internationally, including increased accounting, travel, infrastructure, and legal compliance costs; and

- the impact of natural disasters and public health epidemics on employees, travel and the global economy.

If we continue to invest substantial time and resources to expand our operations internationally and are unable to manage these risks effectively, our business, financial condition, and results of operations could be adversely affected. In addition, continued international expansion may subject our business to broader economic, political, and other international risks, including economic volatility, security risks, and geopolitical conflicts. Further, compliance with laws, regulations, and standards applicable to our global operations substantially increases our cost of doing business in international jurisdictions. We may be unable to keep current with changes in laws, regulations, or standards as they change. Although we have implemented policies and procedures designed to support compliance with these laws, regulations, and standards there can be no assurance that we will always maintain compliance or that all of our employees, contractors, partners, and agents will comply with the varying and sometimes conflicting laws, regulations and standards in all jurisdictions. Any violations could result in regulatory investigations and enforcement actions, fines, civil and criminal penalties, damages, injunctions, restrictions on our ability to conduct business, or reputational harm. If we are unable to comply with these laws and regulations or manage the complexity of our global operations successfully, our business, results of operations, and financial condition could be adversely affected.

We depend on our infrastructure and third-party datacenters, and any disruption in the operation of these facilities or failure to renew the services could adversely affect our business.

We host our services and serve all of our users using a combination of our own custom-built infrastructure that we lease and operate in co-location facilities and third-party datacenter services such as Amazon Web Services. While we typically control and have access to the servers we operate in co-location facilities and the components of our custom-built infrastructure that are located in those co-location facilities, we control neither the operation of these facilities nor our third-party service providers. Furthermore, we have no physical access or control over the services provided by Amazon Web Services.

Datacenter leases and agreements with the providers of datacenter services expire at various times. The owners of these datacenters and providers of these datacenter services may have no obligation to renew their agreements with us on commercially reasonable terms, or at all. Problems faced by datacenters, with our third-party datacenter service providers, with the telecommunications network providers with whom we or they contract, or with the systems by which our telecommunications providers allocate capacity among their users, including us, could adversely affect the experience of our users or result in unexpected increases in our costs. Our third-party datacenter operators could decide to close their facilities or cease providing services without adequate notice. In addition, any financial difficulties, such as bankruptcy, faced by our third-party datacenter operators or any of the service providers with whom we or they contract may have negative effects on our business, the nature and extent of which are difficult to predict.

If the datacenters and service providers that we use are unable to keep up with our growing needs for capacity, or if we are unable to renew our agreements with datacenters, and service providers on commercially reasonable terms, we may be required to transfer servers or content to new datacenters or engage new service providers, and we may incur significant costs, and possible service interruption in connection with doing so. Any changes in third-party service levels at datacenters or any real or perceived errors, defects, disruptions, or other performance problems with our platform could harm our reputation and may result in damage to, or loss or compromise of, our users' content. Interruptions in our platform might, among other things, reduce our revenue, cause us to issue refunds to users, subject us to potential liability, harm our reputation, or decrease our renewal rates.

We have relationships with third parties to provide, develop, and create applications that integrate with our platform, and our business could be harmed if we are unable to continue these relationships.

We use software and services licensed and procured from third parties to develop and offer our platform. We may need to obtain future licenses and services from third parties to use intellectual property and technology associated with the development of our platform, which might not be available to us on acceptable terms, or at all. Any loss of the right to use any software or services required for the development and maintenance of our platform could result in delays in the provision of our platform until equivalent technology is either developed by us, or, if available from others, is identified, obtained, and integrated, which could harm our platform and business. Any errors or defects in third-party software or services could result in errors or a failure of our platform, which could harm our business, results of operations, and financial condition.

We also depend on our ecosystem of developers to create applications that will integrate with our platform. As of December 31, 2022, Dropbox was receiving over 75 billion API calls per month, and just under 1,000,000 developers had registered and built applications on our platform. Our reliance on this ecosystem of developers creates certain business risks relating to the quality of the applications built using our APIs, service interruptions of our platform from these applications, lack of service support for these applications, and possession of intellectual property rights associated with these applications.

We may not have the ability to control or prevent these risks. As a result, issues relating to these applications could adversely affect our business, brand, and reputation.

Our use of open source software could negatively affect our ability to offer and sell subscriptions to our platform and subject us to possible litigation.

A portion of the technologies we use incorporates open source software, and we may incorporate open source software in the future. Open source software is generally licensed by its authors or other third parties under open source licenses. These licenses may subject us to certain unfavorable conditions, including requirements that we offer our platform that incorporates the open source software for no cost, that we make publicly available source code for modifications or derivative works we create based upon, incorporating or using the open source software, or that we license such modifications or derivative works under the terms of the particular open source license. Additionally, if a third-party software provider has incorporated open source software into software that we license from such provider, we could be required to disclose any of our source code that incorporates or is a modification of our licensed software. If an author or other third party that distributes open source software

that we use or license were to allege that we had not complied with the conditions of the applicable license, we could be required to incur significant legal expenses defending against those allegations and could be subject to significant damages, enjoined from offering or selling our solutions that contained the open source software, and required to comply with the foregoing conditions. Any of the foregoing could disrupt and harm our business, results of operations, and financial condition.

Our ability to sell subscriptions to our platform could be harmed by real or perceived material defects or errors in our platform.

The software technology underlying our platform is inherently complex and may contain material defects or errors, particularly when first introduced or when new features or capabilities are released. We have from time to time found defects or errors in our platform, and new defects or errors in our existing platform or new software may be detected in the future by us or our users. There can be no assurance that our existing platform and new software will not contain defects. Any real or perceived errors, failures, vulnerabilities, or bugs in our platform could result in negative publicity or lead to data security, access, retention, or other performance issues, all of which could harm our business. The costs incurred in correcting such defects or errors may be substantial and could harm our results of operations and financial condition. Moreover, the harm to our reputation and legal liability related to such defects or errors may be substantial and could harm our business, results of operations, and financial condition.

We also utilize hardware purchased or leased and software and services licensed from third parties on our platform. Any defects in, or unavailability of, our or third-party software, services, or hardware that cause interruptions to the availability of our services, loss of data, or performance issues could, among other things:

- cause a reduction in revenue or delay in market acceptance of our platform;

- require us to issue refunds to our users or expose us to claims for damages;

- cause us to lose existing users and make it more difficult to attract new users;

- divert our development resources or require us to make extensive changes to our platform, which would increase our expenses;

- increase our technical support costs; and

- harm our reputation and brand.

We have acquired, and may in the future acquire, other businesses and technologies which could require significant management attention, disrupt our business operations, cause us to incur debt or dilute stockholder value.

As part of our business strategy, we have acquired, and may in the future acquire, other companies, employee teams, or technologies to complement or expand our products, obtain personnel, or otherwise complement or grow our business. For example, in the fourth fiscal quarter of 2022, we acquired key assets from Boxcryptor, a provider of end-to-end "zero knowledge" encryption for cloud storage services, with plans to embed these capabilities natively within Dropbox to provide an additional layer of data protection for certain of our customers on paid plans. Additionally, in the fourth fiscal quarter of 2022, we acquired FormSwift, a cloud-based service that provides users the ability to create, edit, and save critical business forms and agreements.

The pursuit of acquisitions may divert the attention of management and cause us to incur various expenses in identifying, investigating, and pursuing suitable acquisitions, whether or not they are consummated.

We may not be able to find suitable acquisition candidates and we may not be able to complete acquisitions on favorable terms, if at all, and even if we are able to identify suitable acquisition candidates, we may not be able to receive approval from the applicable competition authorities, or such target may be acquired by another company, including one of our competitors. If we do complete acquisitions, we may not ultimately strengthen our competitive position or achieve the anticipated benefits from such acquisitions, due to a number of factors, including:

- acquisition-related costs, liabilities, or tax impacts, some of which may be unanticipated;

- difficulty utilizing or integrating the acquired intellectual property, technology infrastructure, and operations;

- difficulty integrating and retaining key employees of acquired businesses and related challenges motivating and retaining our key employees after such acquisition;

- ineffective or inadequate, controls, procedures, or policies at an acquired business;

- inability to effectively offer, price, and support multiple product lines or services offerings of acquired businesses;

- potential unknown liabilities or risks associated with an acquired business, including those arising from existing contractual obligations, security vulnerabilities, cybersecurity incidents, or litigation matters;

- inability to maintain relationships with key customers, suppliers, and partners of an acquired business;

- failure to accurately forecast the financial impact of an acquisition transaction, including accounting charges;

- challenges integrating accounting, finance and forecasting practices of acquired business within our business;

- lack of experience in new markets, products or technologies;

- inability to effectively integrate brand identity of acquired businesses within those of our business;

- diversion of management's attention from other business concerns; and

- use of resources that are needed in other parts of our business.

We may have to pay a substantial portion of our available cash, incur debt, or issue equity securities to pay for any such acquisitions, each of which could affect our financial condition or the value of our capital stock. The sale of equity to finance any such acquisitions could result in dilution to our stockholders. If we incur more debt, it would result in increased fixed obligations and could also subject us to covenants or other restrictions that would impede our ability to flexibly operate our business.

In addition, we may not be able to integrate acquired businesses successfully or effectively manage the combined company following an acquisition. If we fail to successfully integrate acquisitions, or the people or technologies associated with those acquisitions, the results of operations of the combined company could be adversely affected. Any integration process will require significant time, resources, and attention from management, and disrupt the ordinary functioning of our business, and we may not be able to manage the process successfully, which could adversely affect our business, results of operations, and financial condition.

A significant portion of the purchase price of companies we acquire may be allocated to acquired goodwill. We review goodwill for impairment at least annually. If our acquisitions do not yield expected returns, we may be required to record impairment charges based this assessment, which could adversely affect our results of operations.

Any acquisition we complete could be viewed negatively by users, developers, partners, or investors, and could have adverse effects on our existing business relationships, financial condition, or the value of our capital stock.

If we fail to address the foregoing risks or other problems encountered in connection with past or future acquisitions of businesses, new technologies, services and other assets, strategic investments or other transactions, or if we fail to successfully integrate such acquisitions or investments, or if we are unable to successfully complete other transactions or such transactions do not meet our strategic objectives, our business, results of operations and financial condition could be adversely affected.

Our current and future indebtedness may limit our operating flexibility or otherwise affect our business.

Our current indebtedness, including our 2026 Notes, 2028 Notes and our revolving credit facility, place significant restrictions on our business and could have important consequences to our stockholders and effects on our business, as could any future indebtedness.

For example, the terms of our revolving credit and guarantee agreement, as amended, contain a number of covenants that limit our ability and our subsidiaries' ability to, among other things, incur additional indebtedness, pay dividends, make

redemptions and repurchases of stock, make investments, loans and acquisitions, create liens, engage in transactions with affiliates, merge or consolidate with other companies, or sell substantially all of our assets. We are also required to maintain certain financial covenants, including a consolidated leverage ratio incurrence covenant and a minimum liquidity balance.

In addition, such current and future indebtedness could:

- make it more difficult for us to satisfy our debt obligations, including the 2026 Notes and the 2028 Notes;

- increase our vulnerability to general adverse economic and industry conditions;

- require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital and other general corporate purposes;

- limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

- restrict our current and future operations, make it more difficult to successfully execute our business strategy, or restrict us from exploiting business opportunities;

- place us at a competitive disadvantage compared to our competitors that have less indebtedness or are not subject to restrictive covenants;

- restrict or otherwise impact the pace and timing of repurchases under our stock repurchase program; and

- limit our availability to borrow additional funds for working capital, capital expenditures, acquisitions, debt service requirements, execution of our business strategy, or other general purposes.

Any of the foregoing could have a material adverse effect on our business, cash flows, results of operations, and financial condition.

Our operations may be interrupted and our business, results of operations, and financial condition could be adversely affected if we default on our leasing or credit obligations.

We finance a significant portion of our expenditures through leasing arrangements, and we may enter into additional similar arrangements in the future. As of December 31, 2022, we had an aggregate of $1,157.6 million of commitments to settle contractual obligations. In particular, we utilize both finance and operating leases to finance some of our equipment, datacenters and offices. In addition, we may draw upon our revolving credit facility to finance our operations or for other corporate purposes. If we default on these leasing or credit obligations, our leasing partners and lenders may, among other things:

- require repayment of any outstanding lease obligations;

- terminate our leasing arrangements;

- terminate our access to the leased datacenters we utilize;

- stop delivery of ordered equipment;

- sell or require us to return our leased equipment;

- require repayment of any outstanding amounts drawn on our revolving credit facility;

- terminate our revolving credit facility; or

- require us to pay significant fees, penalties, or damages.

If some or all of these events were to occur, our operations may be interrupted and our ability to fund our operations or obligations, as well as our business, results of operations, and financial condition, could be adversely affected. In particular, if

the debt under our revolving credit facility were to be accelerated, we may not have sufficient cash or be able to borrow sufficient funds to refinance the debt or sell sufficient assets to repay the debt, which could immediately materially and adversely affect our business, cash flows, results of operations, and financial condition. Even if we were able to obtain new financing, it may not be on commercially reasonable terms or on terms that are acceptable to us.

Risks Related to Our Financial Performance or Results

Our revenue growth rate has declined in recent periods and may continue to slow in the future.

Our rates of revenue growth have slowed and may continue to slow in future periods. Many factors may contribute to declines in our growth rates, including higher market penetration, increased competition, particularly from the availability of less expensive and bundled competitive products, slowing demand for our platform and declines in our rate of growth in paying users, a decrease in the growth of the overall content collaboration market, resource allocation across our business, including investments in new technologies or products that may not drive growth in the short term, a failure by us to continue capitalizing on growth opportunities, the impact of catastrophic events on economic conditions or on our current and prospective paying users, fluctuations in foreign currency exchange rates, and the maturation of our business, among others. You should not rely on the revenue growth of any prior quarterly or annual period as an indication of our future performance. If our growth rates decline further, investors' perceptions of our business and the trading price of our Class A common stock could be adversely affected.

We have a history of net losses, we may increase expenses in the future, and we may not be able to achieve or maintain profitability.

Although we had been profitable on a GAAP basis in prior fiscal quarters, 2021 was our first profitable full fiscal year. We may, however, not achieve or maintain profitability in future periods, or, if we are profitable, we may not fully achieve our profitability targets. We incurred net losses on an annual basis from our inception through 2020. We generated net income of $553.2 million and $335.8 million during the years ended December 31, 2022 and 2021, respectively and we had an accumulated deficit of $2,772.1 million as of December 31, 2022. As we strive to grow our business, expenses may increase, particularly as we continue to make investments to scale our business, reposition our products or respond to new technologies. For example, we will need an increasing amount of technical infrastructure to continue to satisfy the needs of our user base. Our research and development expenses may also increase as we plan to continue to hire employees for our engineering, product, and design teams to support these efforts. These investments may not result in increased revenue or growth in our business or our revenue may not grow to the extent we expect and expense growth may outpace revenue. Further, we have created mobile applications and mobile versions of Dropbox that are distributed to users primarily through app stores operated by Apple and Google, each of whom charge us in-application purchase fees. As a result, if more of our users subscribe to our products through mobile applications, these fees may have an adverse impact on our results of operations. In addition, although we anticipate that our shift to a Virtual First work model will have a long-term positive impact on our financial results and business operations, the impact remains uncertain. We have incurred impairment charges related to our facilities and may incur additional or unanticipated expense related to subleasing our facilities, including lower than anticipated sublease income that may result in additional or higher impairment charges than we have currently estimated, particularly if we are unable to sublease our unused office space on favorable terms or at all or if our subtenants fail to make lease payments to us in connection with our shift to a Virtual First model. We may also encounter unforeseen or unpredictable factors, including fluctuations in foreign currency exchange rates, unforeseen operating expenses, complications, or delays, which may result in increased costs, or cause us to generate less sublease income than we have currently estimated. Furthermore, it is difficult to predict the size and growth rate of our market, user demand for our platform or for any new features or products we develop, user adoption and renewal of our platform or of any new features or products we develop, the entry of competitive products and services, or the success of existing competitive products and services. As a result, we may not achieve or maintain profitability in future periods, or we may not otherwise achieve our goals related to profitability. If we fail to grow our revenue sufficiently to keep pace with our investments and other expenses, our results of operations and financial condition would be adversely affected.

Servicing our 2026 Notes and 2028 Notes may require a significant amount of cash, and we may not have sufficient cash flow or the ability to raise the funds necessary to satisfy our obligations under the 2026 Notes or 2028 Notes.

Our ability to make scheduled payments of the principal of, to pay interest on or to refinance our indebtedness, including the 2026 Notes and 2028 Notes, or to make cash payments in connection with any conversion of the 2026 Notes, 2028 Notes or upon any fundamental change if holders of the applicable series of notes require us to repurchase their notes for cash, depends on our future performance, which is subject to economic, financial, competitive and other factors beyond our control. Our

business may not generate cash flow from operations in the future sufficient to service our indebtedness and make necessary capital expenditures. If we are unable to generate such cash flow, we may be required to adopt one or more alternatives, such as selling assets, restructuring indebtedness or obtaining additional equity capital on terms that may be onerous or highly dilutive. Our ability to refinance our indebtedness will depend on the capital markets and our financial condition at such time. We may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on our debt obligations, which would materially and adversely impact our business, financial condition and operating results.

Our quarterly results may fluctuate significantly and may not fully reflect the underlying performance of our business.

Our quarterly results of operations, including our revenue, gross margin, operating margin, profitability, cash flow from operations, and deferred revenue, may vary significantly in the future and period-to-period comparisons of our results of operations may not be meaningful. Accordingly, the results of any one quarter should not be relied upon as an indication of future performance. For example, while we have been profitable on a GAAP basis in prior fiscal quarters, our quarterly operating results have fluctuated in the past and will fluctuate in the future. Our quarterly results of operations may fluctuate as a result of a variety of factors, many of which are outside of our control, and as a result, may not fully reflect the underlying performance of our business. Factors that may cause fluctuations in our quarterly results of operations include, without limitation, those listed below:

- our ability to retain and upgrade paying users;

- our ability to attract new paying users and convert registered to paying users;

- the timing of expenses and recognition of revenue;

- the amount and timing of operating expenses related to the maintenance and expansion of our business, operations, and infrastructure, as well as entry into operating and finance leases;

- the timing of expenses related to acquisitions;

- any large indemnification payments to our users or other third parties;

- changes in our pricing policies or those of our competitors;

- the timing and success of new product feature and service introductions by us or our competitors;

- network outages or actual or perceived security breaches;

- changes in the competitive dynamics of our industry, including consolidation among competitors;

- changes in laws and regulations that impact our business;

- general economic and market conditions;

- fluctuations in foreign currency exchange rates;

- catastrophic events, including earthquakes, fires, floods, tsunamis, or other weather events, power loss, telecommunications failures, software or hardware malfunctions, cyber-attack, war, or terrorist attacks, and pandemics;

- changes in reserves or other non-cash credits or charges, such as the impairment charges as a result of adverse changes in the corporate real estate market which has impacted our subleasing strategy in conjunction with our shift to Virtual First, and releases of deferred tax asset valuation allowances; and

- any other impacts of shifting our operations to a Virtual First work model.

Fluctuation in quarterly results may negatively impact the value of our securities.

Our results of operations may not immediately reflect downturns or upturns in sales because we recognize revenue from our users over the term of their subscriptions with us.

We recognize revenue from subscriptions to our platform over the terms of these subscriptions. Our subscription arrangements generally have monthly or annual contractual terms, and we also have a small percentage of multi-year contractual terms. Amounts that have been billed are initially recorded as deferred revenue until the revenue is recognized. As a result, a large portion of our revenue for each quarter reflects deferred revenue from subscriptions entered into during previous quarters, and downturns or upturns in subscription sales, or renewals and potential changes in our pricing policies may not be reflected in our results of operations until later periods. Our subscription model also makes it difficult for us to rapidly increase our revenue through additional sales in any period, as subscription revenue from new users is recognized over the applicable subscription term. By contrast, a significant majority of our costs are expensed as incurred, which occurs as soon as a user starts using our platform. As a result, an increase in users could result in our recognition of more costs than revenue in the earlier portion of the subscription term. We may not attain sufficient revenue to maintain positive cash flow from operations or achieve profitability in any given period.

Our results of operations, which are reported in U.S. dollars, could be adversely affected if currency exchange rates fluctuate substantially in the future.

We conduct our business across approximately 180 countries around the world. As we continue to expand our international operations, we will become more exposed to the effects of fluctuations in currency exchange rates. This exposure is the result of selling in multiple currencies and operating in foreign countries where the functional currency is the local currency. In 2022, 27% of our sales were denominated in currencies other than U.S. dollars. Our expenses, by contrast, are primarily denominated in U.S. dollars. As a result, any increase in the value of the U.S. dollar against these foreign currencies has in the past and could in the future cause our revenue to decline relative to our costs, thereby decreasing our margins. Our results of operations are primarily subject to fluctuations in the Euro and British pound sterling. Because we conduct business in currencies other than U.S. dollars, but report our results of operations in U.S. dollars, we also face translation exposure to fluctuations in currency exchange rates, which could hinder our ability to predict our future results and earnings and could materially impact our results of operations. We do not currently maintain a program to hedge exposures to non-U.S. dollar currencies.

We are subject to counterparty risk with respect to the convertible note hedge transactions.

In connection with the pricing of the 2026 Notes and 2028 Notes, we entered into convertible note hedge transactions with certain financial institutions or affiliates of financial institutions, which we refer to as the "option counterparties," and we will be subject to the risk that one or more of such option counterparties may default under the convertible note hedge transactions. Our exposure to the credit risk of the option counterparties will not be secured by any collateral. If any option counterparty becomes subject to insolvency proceedings, we will become an unsecured creditor in those proceedings with a claim equal to our exposure at that time under the convertible note hedge transaction. Our exposure will depend on many factors but, generally, the increase in our exposure will be correlated to the increase in the market price of our Class A common stock and in the volatility of the market price of our Class A common stock. In addition, upon a default by the option counterparty, we may suffer adverse tax consequences and dilution with respect to our Class A common stock. We can provide no assurance as to the financial stability or viability of any option counterparty.

Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited.

As of December 31, 2022, we had federal, state, and foreign net operating loss carryforwards and federal and state research credit carryforwards available to reduce our future taxable income and/or tax liabilities. It is possible that we will not generate sufficient taxable income in time to use all of these net operating loss carryforwards and/or tax credits before their expiration. Under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended, or the Code, if a corporation undergoes an "ownership change," the corporation's ability to use its pre-change net operating loss carryforwards and other pre-change attributes, such as research tax credits, to offset its post-change income may be limited. In general, an "ownership change" will occur if there is a cumulative change in our ownership by "5-percent stockholders" that exceeds 50 percentage points over a rolling three-year period. Similar rules and other limitations may apply under state tax laws. We have determined that we have experienced multiple ownership changes and, as a result, the annual utilization of our net operating loss carryforwards and other pre-change attributes will be subject to limitation. However, we do not expect that the annual limitations will significantly impact our ability to utilize our net operating loss or tax credit carryforwards prior to expiration.

Our operating results may be harmed if we are required to collect sales or other related taxes for our subscription services in jurisdictions where we have not historically done so.

We collect sales and value-added tax as part of our subscription agreements in a number of jurisdictions. One or more states or countries may seek to impose incremental or new sales, use, or other tax collection obligations on us, including for past sales by us or our resellers and other partners. A successful assertion by a state, country, or other jurisdiction that we should have been or should be collecting additional sales, use, or other taxes on our services could, among other things, result in substantial tax liabilities for past sales, create significant administrative burdens for us, discourage users from purchasing our platform, or otherwise harm our business, results of operations, and financial condition.

Our results of operations and financial condition could be materially affected by the enactment of legislation implementing changes in the U.S. or foreign taxation of international business activities or the adoption of other tax reform policies.

Due to the increasing focus by government taxing authorities on multinational companies, the tax laws of certain countries in which we do business could change on a prospective or retroactive basis or there could be changes in taxing jurisdictions' administrative interpretations, decisions, policies, and positions with respect to current law. Any such changes could increase our liabilities for taxes, interest and penalties, lead to higher effective tax rates, and harm our cash flows, results of operations and financial condition.

For example, many countries and the Organization for Economic Cooperation and Development ("OECD") have proposed to reallocate some portion of profits of large multinational companies with global revenues exceeding EUR20 billion to markets where sales arise ("Pillar One"), as well as enact a global minimum tax rate of at least 15% for multinationals with global revenue exceeding EUR750 million ("Pillar Two"), and many countries are considering or intend to adopt these proposals. In December 2022, the Council of the European Union ("EU") formally adopted the EU Minimum Tax Directive, which would require member states to adopt Pillar Two into their domestic law by December 31, 2023. In addition, the United States recently enacted the "Inflation Reduction Act" ("IRA"), which includes a 15% book-income alternative minimum tax for corporations with financial accounting profits over $1 billion and a 1% excise tax on the value of certain stock repurchases by publicly traded corporations. The alternative minimum tax is not expected to have a material adverse impact on our business, results of operations, financial conditions, and cash flows; however, if we repurchase stock pursuant to our stock repurchase program or otherwise, the 1% excise tax on stock repurchases generally will increase the costs to us of such repurchases. Other changes to U.S. or non-U.S. tax laws could have an adverse impact on our business, results of operations, financial condition and cash flows.

We have publicly disclosed market opportunity estimates, growth forecasts, and key metrics, including the key metrics included in this Annual Report on Form 10-K which could prove to be inaccurate, and any real or perceived inaccuracies may harm our reputation and negatively affect our business.

Market opportunity estimates and growth forecasts are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. The estimates and forecasts we disclose relating to the size and expected growth of our target market may prove to be inaccurate. Even if the markets in which we compete meet the size estimates and growth we have forecasted, our business could fail to grow at similar rates, if at all. We also rely on assumptions and estimates to calculate certain of our key metrics, such as annual recurring revenue, paying users, average revenue per paying user and free cash flow. We regularly review and may adjust our processes for calculating our key metrics to improve their accuracy. Our key metrics may differ from estimates published by third parties or from similarly titled metrics of our competitors due to differences in methodology. If investors or analysts do not perceive our metrics to be accurate representations of our business, or if we discover material inaccuracies in our metrics, our reputation, business, results of operations, and financial condition would be harmed.


Risks Related to Legal and Regulatory Compliance


We are subject to a variety of U.S. and international laws that could subject us to claims, increase the cost of operations, or otherwise harm our business due to changes in the laws, changes in the interpretations of the laws, greater enforcement of the laws, or investigations into compliance with the laws.

We are subject to compliance with various laws, including those covering copyright, indecent content, child protection, consumer protection, and similar matters. There have been instances where improper or illegal content has been stored on our

platform without our knowledge. As a service provider, we do not regularly monitor our platform to evaluate the legality of content stored on it. While to date we have not been subject to material legal or administrative actions as result of this content, the laws in this area are currently in a state of flux and vary widely between jurisdictions. Accordingly, it may be possible that in the future we and our competitors may be subject to legal actions, along with the users who uploaded such content. In addition, regardless of any legal liability we may face, our reputation could be harmed should there be an incident generating extensive negative publicity about the content stored on our platform. Such publicity could harm our business and results of operations.

We are also subject to consumer protection laws that may impact our sales and marketing efforts, including laws related to subscriptions, billing, and auto-renewal. These laws, as well as any changes in these laws, could adversely affect our self-serve model and make it more difficult for us to retain and upgrade paying users and attract new ones. Additionally, we have in the past, are currently, and may from time to time in the future become the subject of inquiries and other actions by regulatory authorities as a result of our business practices, including our policies and practices around subscriptions, billing, auto-renewal, intermediary liability, privacy, and data protection. Consumer protection laws may be interpreted or applied by regulatory authorities in a manner that could require us to make changes to our operations or incur fines, penalties or settlement expenses, which may result in harm to our business, results of operations, and brand.

Our platform depends on the ability of our users to access the internet and our platform has been blocked or restricted in some countries for various reasons. For example, our platform is blocked in the People's Republic of China. If we fail to anticipate developments in the law, or fail for any reason to comply with relevant law, our platform could be further blocked or restricted and we could be exposed to significant liability that could harm our business.

We are also subject to various U.S. and international anti-corruption laws, such as the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act, and Irish Criminal Justice (Corruption Offences) Act 2018, as well as other similar anti-bribery and anti-kickback laws and regulations. These laws and regulations generally prohibit companies and their employees and intermediaries from authorizing, offering, or providing improper payments or benefits to officials and other recipients for improper purposes. Although we take precautions to prevent violations of these laws, our exposure for violating these laws increases as we continue to expand our international presence and any failure to comply with such laws could harm our reputation and our business.

We are subject to export and import control laws and regulations that could impair our ability to compete in international markets or subject us to liability if we violate such laws and regulations.

We are subject to U.S. export controls and sanctions regulations that prohibit the shipment or provision of certain products and services to certain countries, governments, and persons targeted by U.S. sanctions. While we take precautions to prevent our products and services from being exported in violation of these laws, including implementing IP address blocking, we may have experienced violations in the past and we cannot guarantee that the precautions we take will prevent future violations of export control and sanctions laws. For example, in 2017, we discovered that our platform had been accessed by certain users in apparent violation of United States sanctions regulations. We filed an Initial Voluntary Self Disclosure in October 2017 with the Office of Foreign Assets Control, or OFAC, and a Final Voluntary Self Disclosure with OFAC in February 2018. In October 2018, OFAC notified us that it had completed its review of these matters and closed its review with the issuance of a Cautionary Letter. No monetary penalties were assessed with respect to the 2018 filing. If in the future we are found to be in violation of U.S. sanctions or export control laws, it could result in substantial fines and penalties for us and for the individuals working for us, particularly in light of warning letters we previously received from OFAC.

In addition, various countries regulate the import and export of certain encryption and other technology, including import and export permitting and licensing requirements, and have enacted laws that could limit our ability to distribute our products or could limit our users' ability to access our platform in those countries. Changes in our platform or client-side software, or future changes in export and import regulations may prevent our users with international operations from deploying our platform globally or, in some cases, prevent the export or import of our platform to certain countries, governments, or persons altogether. Any change in export or import regulations, economic sanctions or related legislation, or change in the countries, governments, persons or technologies targeted by such regulations, could result in decreased use of our platform by, or in our decreased ability to export or sell subscriptions to our platform to, existing or potential users with international operations. Any decreased use of our platform or limitation on our ability to export or sell our products would likely adversely affect our business, results of operations, and financial results.

Our actual or perceived failure to comply with privacy, data protection, and information security laws, regulations, and obligations could harm our business.

We receive, store, process, and use personal information and other user content. Numerous federal, state, local, and international laws and regulations address privacy, data protection, information security, and the storing, sharing, use, processing, transfer, disclosure, and protection of personal information and other content, the scope of which are changing, subject to differing interpretations, and may be inconsistent among jurisdictions, or conflict with other rules. We also post privacy policies and are subject to contractual obligations to third parties related to privacy, data protection, and information security. We strive to comply with applicable laws, regulations, policies, and other legal obligations relating to privacy, data protection, and information security to the extent possible. However, the regulatory framework for privacy and data protection worldwide is, and is likely to remain, uncertain for the foreseeable future, and it is possible that these or other actual or alleged obligations may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules or our practices.

We also expect that there will continue to be new laws, regulations, and industry standards concerning privacy, data protection, and information security proposed and enacted in various jurisdictions. For example, in May 2018, the General Data Protection Regulation, or GDPR, went into effect in the EU. The GDPR imposed more stringent data protection requirements and provides greater penalties for noncompliance than previous data protection laws.

Additionally, although we have self-certified under the U.S.-EU and U.S.-Swiss Privacy Shield Frameworks with regard to our transfer of certain personal data from the European Economic Area ("EEA") and Switzerland to the United States, on July 16, 2020, the Court of Justice of the European Union ("CJEU") invalidated Decision 2016/1250 on the adequacy of the protection provided by the U.S.-EU Privacy Shield Framework, and on September 8, 2020, the Swiss Federal Data Protection and Information Commissioner announced that it no longer considers the U.S.-Swiss Privacy Shield adequate for the purposes of transfers of personal data from Switzerland to the U.S. While we rely on legal mechanisms to transfer data from the EEA, the United Kingdom, and Switzerland to the United States, there is some regulatory uncertainty surrounding the future of data transfers from these locations to the United States, and we are closely monitoring regulatory developments in this area. In its decision invalidating the U.S.-EU Privacy Shield Framework, the CJEU also imposed additional obligations on companies relying on standard contractual clauses approved by the European Commission ("SCCs") to transfer personal data. The CJEU decision may result in data protection regulators applying differing standards for, and requiring additional measures in connection with, transfers of personal data from the EEA and Switzerland to the United States. The European Commission issued revised SCCs in June 2021 that are required to be implemented. The revised SCCs and other developments relating to cross-border data transfer may require us to implement additional contractual and technical safeguards for any personal data transferred out of the EEA and Switzerland, which may increase our costs, lead to increased regulatory scrutiny or liability, necessitate additional contractual negotiations, and adversely impact our business, results of operations, and financial results.

Additionally, several states in the U.S. have enacted new data privacy laws. For example, the California Consumer Privacy Act of 2018 ("CCPA"), which affords consumers expanded privacy protections, went into effect on January 1, 2020. The California Privacy Rights Act ("CPRA"), effective as of January 1, 2023, significantly modified the CCPA, resulting in uncertainty and requiring us to incur additional costs and expenses. The enactment of the CCPA has prompted similar legislative developments in other states, such as Virginia, which in March 2021 enacted a Consumer Data Protection Act that went into effect January 1, 2023, Colorado, which in June 2021 enacted a Colorado Privacy Act that will go into effect July 1, 2023, Utah, which in March 2022 enacted a Utah Consumer Privacy Act that will go into effect July 1, 2023, and Connecticut, which in May 2022 enacted a similar law, An Act Concerning Personal Data Privacy and Online Monitoring, that will go into effect July 1, 2023. Similar laws are being considered by other state legislatures. These developments create the potential for a patchwork of overlapping but different state laws. The effects of the CCPA and these other laws remain far-reaching, and depending on final regulatory guidance and other related developments, may require us to modify our data processing practices and policies and to incur substantial costs and expenses in an effort to comply. Similarly, a number of legislative initiatives in the EEA and the United States, at both the federal and state level, as well as other jurisdictions have been proposed or enacted, and could impose new obligations in areas affecting our business. For example, on November 17, 2022, the Digital Services Act ("DSA") entered into force in the EU and includes new obligations to limit the spread of illegal content and illegal products online, increase the protection of minors, and provide users with more choice and transparency and allows for fines of up to 6% of annual turnover. The impacts of the DSA on the overall industry, business models and our operations are uncertain, and these regulations could result in changes to our subscriptions or introduce new operational requirements and administrative costs, each of which could have an adverse effect on our business, results of operations, and financial condition.

In addition, some countries are considering or have passed legislation implementing data protection requirements or requiring local storage and processing of data, or similar requirements, that could increase the cost and complexity of delivering our services.

With laws and regulations such as the GDPR in the EU and the CCPA in the U.S. imposing new and relatively burdensome obligations, and with substantial uncertainty over the interpretation and application of these and other laws and regulations, we may face challenges in addressing their requirements and making necessary changes to our policies and practices, and may incur significant costs and expenses in an effort to do so. Any failure or perceived failure by us to comply with our privacy policies, our privacy-related obligations to users or other third parties, or any of our other legal obligations relating to privacy, data protection, or information security may result in governmental investigations, enforcement actions or other proceedings, litigation, claims, or public statements against us by consumer advocacy groups or others, and could result in significant liability or cause our users to lose trust in us, which could have an adverse effect on our reputation and business.

Furthermore, the costs of compliance with, and other burdens imposed by, the laws, regulations, and policies that are applicable to the businesses of our users may limit the adoption and use of, and reduce the overall demand for, our services. In addition to government regulation, self-regulatory standards and industry-specific regulations, other industry standards or requirements may legally or contractually apply to us or be argued to apply to us, or we may elect to comply with, or to facilitate our customers' compliance with, such regulations, standards, requirements, or other actual or asserted obligations. If we are unable or are perceived to be unable to comply with any of these regulations, standards, requirements, or other actual or asserted obligations, if we are unable to maintain certifications or standards relevant to our customers, or if our customers are unable to obtain regulatory approval to use our services where required, our business may be harmed. In addition, an inability to satisfy the standards of certain government agencies that our customers may expect may have an adverse impact on our business and results.

Additionally, if third parties we work with, such as vendors or developers, violate applicable laws or regulations or our policies, such violations may also put our users' content at risk and could in turn have an adverse effect on our business. Any significant change to applicable laws, regulations, or industry practices regarding the collection, use, retention, security, or disclosure of our users' content, or regarding the manner in which the express or implied consent of users for the collection, use, retention, or disclosure of such content is obtained, could increase our costs and require us to modify our services and features, possibly in a material manner, which we may be unable to complete, and may limit our ability to store and process user data or develop new services and features.

Our business could be adversely impacted by changes in internet access for our users or laws specifically governing the internet.

Our platform depends on the quality of our users' access to the internet. Certain features of our platform require significant bandwidth and fidelity to work effectively. Internet access is frequently provided by companies that have significant market power that could take actions that degrade, disrupt or increase the cost of user access to our platform, which would negatively impact our business. We could incur greater operating expenses and our user acquisition and retention could be negatively impacted if network operators:

- implement usage-based pricing;

- discount pricing for competitive products;

- otherwise materially change their pricing rates or schemes;

- charge us to deliver our traffic at certain levels or at all;

- throttle traffic based on its source or type;

- implement bandwidth caps or other usage restrictions; or

- otherwise try to monetize or control access to their networks

On June 11, 2018, the repeal of the Federal Communications Commission's, or FCC, "net neutrality" rules took effect and returned to a "light-touch" regulatory framework. The prior rules were designed to ensure that all online content is treated the same by internet service providers and other companies that provide broadband services. Additionally, California and a number

of other states are considering or have enacted legislation or executive actions that would regulate the conduct of broadband providers. We cannot predict whether the FCC order or state initiatives will be modified, overturned, or vacated by legal action of the court, federal legislation, or the FCC. With the repeal of net neutrality rules in effect, we could incur greater operating expenses, which could harm our results of operations. As the internet continues to experience growth in the number of users, frequency of use, and amount of data transmitted, the internet infrastructure that we and our users rely on may be unable to support the demands placed upon it. The failure of the internet infrastructure that we or our users rely on, even for a short period of time, could undermine our operations and harm our results of operations.

In addition, there are various laws and regulations that could impede the growth of the internet or other online services, and new laws and regulations may be adopted in the future. These laws and regulations could, in addition to limiting internet neutrality, involve taxation, tariffs, privacy, data protection, content, copyrights, distribution, electronic contracts and other communications, consumer protection, and the characteristics and quality of services, any of which could decrease the demand for, or the usage of, our platform. Legislators and regulators may make legal and regulatory changes, or interpret and apply existing laws, in ways that require us to incur substantial costs, expose us to unanticipated civil or criminal liability, or cause us to change our business practices. These changes or increased costs could materially harm our business, results of operations, and financial condition.

We are currently, and may be in the future, party to intellectual property rights claims and other litigation matters and, if resolved adversely, they could have a significant impact on our business, results of operations, or financial condition.

We own a large number of patents, copyrights, trademarks, domain names, and trade secrets and, from time to time, are subject to litigation based on allegations of infringement, misappropriation or other violations of intellectual property, or other rights. As we face increasing competition and gain an increasingly high profile, the possibility of intellectual property rights claims, commercial claims, and other assertions against us grows. We have in the past been, are currently, and may from time to time in the future become, a party to litigation and disputes related to our intellectual property, our business practices, transactions involving our securities and our platform. For example, we were recently subject to a number of putative class action lawsuits in state and federal court alleging federal securities law violations in connection with our IPO. Although the lawsuits in both the federal and state courts have since been dismissed, we may not be successful in an appeal proceeding or in winning dismissal of an amended complaint. The costs of supporting litigation and dispute resolution proceedings are considerable, and there can be no assurances that a favorable outcome will be obtained. Our business, results of operations, and financial condition could be materially and adversely affected by such costs and any unfavorable outcomes in current or future litigation. We may need to settle litigation and disputes on terms that are unfavorable to us, or we may be subject to an unfavorable judgment that may not be reversible upon appeal. The terms of any settlement or judgment may require us to cease some or all of our operations or pay substantial amounts to the other party. With respect to any intellectual property rights claim, we may have to seek a license to continue practices found to be in violation of third-party rights, which may not be available on reasonable terms and may significantly increase our operating expenses. A license to continue such practices may not be available to us at all, and we may be required to develop alternative non-infringing technology or practices or discontinue the practices. The development of alternative, non-infringing technology or practices could require significant effort and expense.

Our failure to protect our intellectual property rights and proprietary information could diminish our brand and other intangible assets.

We rely and expect to continue to rely on a combination of patents, patent licenses, trade secrets, domain name protections, trademarks, and copyright laws, as well as confidentiality and license agreements with our employees, consultants, and third parties, to protect our intellectual property and proprietary rights. In the United States and abroad, we have over 1,550 issued patents and more than 300 pending patent applications. However, third parties may knowingly or unknowingly infringe our proprietary rights, third parties may challenge our proprietary rights, pending and future patent, trademark, and copyright applications may not be approved, and we may not be able to prevent infringement without incurring substantial expense. We have also devoted substantial resources to the development of our proprietary technologies and related processes. In order to protect our proprietary technologies and processes, we rely in part on trade secret laws and confidentiality agreements with our employees, consultants, and third parties. These agreements may not effectively prevent disclosure of confidential information and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. In addition, others may independently discover our trade secrets, in which case we would not be able to assert trade secret rights, or develop similar technologies and processes. Further, laws in certain jurisdictions may afford little or no trade secret protection, and any changes in, or unexpected interpretations of, the intellectual property laws in any country in which we operate may compromise our ability to enforce our intellectual property rights. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights. If the protection of our proprietary rights is inadequate to prevent use or

appropriation by third parties, the value of our platform, brand, and other intangible assets may be diminished and competitors may be able to more effectively replicate our platform and its features. Any of these events could materially and adversely affect our business, results of operations, and financial condition.

Risks Related to Ownership of Our Class A Common Stock

The trading price of our Class A common stock may be volatile, and you could lose all or part of your investment.

The trading price of our Class A common stock may be volatile and could be subject to fluctuations in response to various factors, some of which are beyond our control. Factors that could cause fluctuations in the trading price of our Class A common stock include the following:

- price and volume fluctuations in the overall stock market from time to time;

- volatility in the trading prices and trading volumes of technology stocks;

- changes in operating performance and stock market valuations of other technology companies generally, or those in our industry in particular;

- sales of shares of our Class A common stock by us or our stockholders;

- failure of securities analysts to maintain coverage of us, changes in financial estimates by securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;

- the financial projections we may provide to the public, any changes in those projections, or our failure to meet those projections;

- announcements by us or our competitors of new products, features, or services;

- the public's reaction to our press releases, other public announcements, and filings with the SEC;

- rumors and market speculation involving us or other companies in our industry;

- actual or anticipated changes in our results of operations or fluctuations in our results of operations;

- actual or anticipated changes in our key metrics;

- actual or anticipated developments in our business, our competitors' businesses or the competitive landscape generally;

- actual or perceived breaches of, or failures related to, privacy, data protection or data security;

- litigation involving us, our industry, or both, or investigations by regulators into our operations or those of our competitors;

- developments or disputes concerning our intellectual property or other proprietary rights;

- announced or completed acquisitions of businesses, products, services, or technologies by us or our competitors;

- new laws or regulations or new interpretations of existing laws or regulations applicable to our business;

- changes in accounting standards, policies, guidelines, interpretations, or principles;

- any significant change in our management; and

- general economic conditions and slow or negative growth of our markets and catastrophic events, including earthquakes, fires, floods, tsunamis, or other weather events, power loss, telecommunications failures,

software or hardware malfunctions, cyber-attack, war, such as the conflict between Russia and Ukraine, or terrorist attacks, and pandemics.

In addition, in the past, following periods of volatility in the overall market and the market price of a particular company's securities, securities class action litigation has often been instituted against these companies. For example, we were recently subject to a number of putative class action lawsuits in state and federal court alleging federal securities law violations in connection with our IPO. Although the lawsuits in both the federal and state courts have since been dismissed, we may not be successful in an appeal proceeding or in winning dismissal of an amended complaint. This recent litigation, and any securities litigation that may be instituted against us in the future, could result in substantial costs and a diversion of our management's attention and resources.

The multi-class structure of our common stock has the effect of concentrating voting control with those stockholders who held our capital stock prior to the completion of our IPO, and it may depress the trading price of our Class A common stock.

Our Class A common stock has one vote per share, our Class B common stock has ten votes per share, and our Class C common stock has no voting rights, except as otherwise required by law. As of December 31, 2022, our directors, executive officers and holders of more than 5% of our common stock, and their respective affiliates, held in the aggregate 79.3% of the voting power of our capital stock, with Mr. Houston holding approximately 74.4% of the voting power of our capital stock. We are including the Co-Founder Grant (as defined in "Significant Impacts of Stock-Based Compensation" included in Part II, Item 7 of this report) in this calculation since the shares underlying such grant are legally issued and outstanding shares of our Class A common stock and Mr. Houston is able to vote these shares prior to their vesting. Because of the ten-to-one voting ratio between our Class B and Class A common stock, the holders of our Class B common stock collectively will continue to control a majority of the combined voting power of our common stock and therefore be able to control all matters submitted to our stockholders for approval so long as the shares of Class B common stock represent at least 9.1% of all outstanding shares of our Class A and Class B common stock. This concentrated control will limit or preclude other stockholders' ability to influence corporate matters for the foreseeable future, including the election of directors, amendments of our organizational documents, and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction requiring stockholder approval. In addition, this may prevent or discourage unsolicited acquisition proposals or offers for our capital stock that other stockholders may feel are in their best interests as one of our stockholders.

Future transfers or sales by holders of Class B common stock will generally result in those shares converting to Class A common stock, except for certain transfers described in our amended and restated certificate of incorporation, including transfers effected for estate planning purposes where sole dispositive power and exclusive voting control with respect to the shares of Class B common stock is retained by the transferring holder and transfers between our co-founders. In addition, each outstanding share of Class B common stock held by a stockholder who is a natural person, or held by the permitted entities or permitted transferees of such stockholder (as described in our amended and restated certificate of incorporation), will convert automatically into one share of Class A common stock upon the death of such natural person. In the event of Mr. Houston's death or permanent and total disability, shares of Class B common stock held by Mr. Houston, his permitted entities or permitted transferees will convert to Class A common stock, provided that the conversion will be deferred for nine months, or up to 18 months if approved by a majority of our independent directors, following his death or permanent and total disability. The conversion of Class B common stock to Class A common stock will have the effect, over time, of increasing the relative voting power of those individual holders of Class B common stock who retain their shares in the long term.

In addition, because our Class C common stock carries no voting rights (except as otherwise required by law), if we issue Class C common stock in the future, the holders of Class B common stock may be able to elect all of our directors and to determine the outcome of most matters submitted to a vote of our stockholders for a longer period of time than would be the case if we issued Class A common stock rather than Class C common stock in such transactions.

Substantial future sales could depress the market price of our Class A common stock.

The market price of our Class A common stock could decline as a result of a large number of sales of shares of such stock, and the perception that these sales could occur may also depress the market price of our Class A common stock, particularly if those sales are by our officers and directors and their affiliates.

Sales of our shares may make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. These sales also could cause the trading price of our Class A common stock to fall and make it more difficult for you to sell shares of our Class A common stock.

Transactions relating to our 2026 Notes and 2028 Notes may dilute the ownership interest of stockholders, or may otherwise depress the price of our common stock.

If the 2026 Notes or the 2028 Notes are converted by holders of such series, we are required under the applicable indenture to pay cash up to the aggregate principal amount converted and pay or deliver, as the case may be, cash, Class A common stock, or any combination of cash or Class A common stock, at our election, in respect of the remainder, if any, of our conversion obligation in excess of the aggregated principal amount of such notes converted. If we elect to deliver any Class A common stock upon conversion of the 2026 Notes or the 2028 Notes with respect to our conversion obligation in excess of the aggregated principal amount of such notes converted, if any, it would dilute the ownership interests of existing stockholders. Any sales in the public market of the Class A common stock issuable upon such conversion could adversely affect prevailing market prices of our Class A common stock. In addition, certain holders of the 2026 Notes or the 2028 Notes may engage in short selling to hedge their position in the convertible notes. Anticipated future issuances of shares of our Class A common stock upon conversion of the 2026 Notes or 2028 Notes could depress the price of our Class A common stock.

Delaware law and provisions in our restated certificate of incorporation and restated bylaws could make a merger, tender offer, or proxy contest difficult, thereby depressing the market price of our Class A common stock.

Our status as a Delaware corporation and the anti-takeover provisions of the Delaware General Corporation Law may discourage, delay, or prevent a change in control by prohibiting us from engaging in a business combination with an interested stockholder for a period of three years after the person becomes an interested stockholder, even if a change of control would be beneficial to our existing stockholders. In addition, our restated certificate of incorporation and restated bylaws contain provisions that may make the acquisition of our company more difficult, including the following:

- any transaction that would result in a change in control of our company requires the approval of a majority of our outstanding Class B common stock voting as a separate class;

- our multi-class common stock structure, which provides our holders of Class B common stock with the ability to significantly influence the outcome of matters requiring stockholder approval, even if they own significantly less than a majority of the shares of our outstanding Class A common stock, Class B common stock, and Class C common stock;

- when the outstanding shares of Class B common stock represent less than a majority of the total combined voting power of our Class A and Class B common stock, or the Voting Threshold Date, our Board of Directors will be classified into three classes of directors with staggered three-year terms, and directors will only be able to be removed from office for cause;

- until the Class B common stock, as a class, converts to Class A common stock, any amendments to our restated certificate of incorporation will require the approval of two-thirds of the combined vote of our then-outstanding shares of Class A common stock and Class B common stock; and following the conversion of our Class B common stock, as a class, to Class A common stock, certain amendments to our amended and restated certificate of incorporation will require the approval of two-thirds of our then outstanding voting power;

- our amended and restated bylaws will provide that approval of stockholders holding two-thirds of our outstanding voting power voting as a single class is required for stockholders to amend or adopt any provision of our bylaws;

- after the Voting Threshold Date our stockholders will only be able to take action at a meeting of stockholders, and will not be able to take action by written consent for any matter;

- until the Voting Threshold Date, our stockholders will be able to act by written consent only if the action is first recommended or approved by the Board of Directors;

- vacancies on our Board of Directors will be able to be filled only by our Board of Directors and not by stockholders;

- only the chairman of our Board of Directors, our chief executive officer, a majority of our Board of Directors, or, until the Class B common stock, as a class, converts to Class A common stock, a stockholder holding

thirty percent of the combined voting power of our Class A and Class B common stock are authorized to call a special meeting of stockholders;

- certain litigation against us may be required to be brought in Delaware;

- our restated certificate of incorporation authorizes undesignated preferred stock, the terms of which may be established and shares of which may be issued, without the approval of the holders of Class A common stock; and

- advance notice procedures apply for stockholders to nominate candidates for election as directors or to bring matters before an annual meeting of stockholders.

These anti-takeover defenses could discourage, delay, or prevent a transaction involving a change in control of our company. These provisions could also discourage proxy contests and make it more difficult for stockholders to elect directors of their choosing and to cause us to take other corporate actions they desire, any of which, under certain circumstances, could limit the opportunity for our stockholders to receive a premium for their shares of our capital stock, and could also affect the price that some investors are willing to pay for our Class A common stock.

Our amended and restated bylaws designate a state or federal court located within the State of Delaware as the exclusive forum for substantially all disputes between us and our stockholders, and also provide that the federal district courts will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, each of which could limit our stockholders' ability to choose the judicial forum for disputes with us or our directors, officers, or employees.

Our amended and restated bylaws provide that, unless we consent in writing to the selection of an alternative forum, the sole and exclusive forum for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, or other employees to us or our stockholders, (3) any action arising pursuant to any provision of the Delaware General Corporation Law, or the certificate of incorporation or the amended and restated bylaws, or (4) any other action asserting a claim that is governed by the internal affairs doctrine shall be the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware), in all cases subject to the court having jurisdiction over indispensable parties named as defendants.

Our amended and restated bylaws also provide that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, or a Federal Forum Provision.

Any person or entity purchasing or otherwise acquiring any interest in any of our securities shall be deemed to have notice of and consented to this provision. These exclusive-forum provisions may limit a stockholder's ability to bring a claim in a judicial forum of its choosing for disputes with us or our directors, officers, or other employees, which may discourage lawsuits against us and our directors, officers, and other employees.

If we face relevant litigation and are unable to enforce these provisions, we may incur additional costs associated with resolving the dispute in other jurisdictions, which could harm our results of operations.

We cannot guarantee that our stock repurchase program will be fully implemented or that it will enhance long-term stockholder value

In February 2020, our Board of Directors approved a stock repurchase program for the repurchase of up to $600 million of the outstanding shares of our Class A common stock, in February 2021 our Board of Directors authorized the repurchase of up to an additional $1 billion of the outstanding shares of our Class A common stock and in February 2022 our Board of Directors further authorized the repurchase of up to an additional $1.2 billion of the outstanding shares of our Class A common stock. The repurchase program does not have an expiration date and we are not obligated to repurchase a specified number or dollar value of shares. Share repurchases will be made from time to time in private transactions or open market purchases, as permitted by securities laws and other legal requirements. Although we have previously announced an intention to allocate a significant portion of our free cash flow to share repurchases, any share repurchases remain subject to the circumstances in place at that time, including prevailing market prices. As a result, there can be no guarantee around the timing of our share repurchases, or that the volume of such repurchases will increase. In addition, as part of the IRA, the United States implemented a 1% excise tax on the value of certain stock repurchase by publicly traded companies. This tax will generally increase the costs to us of any share repurchases. The stock repurchase program could affect the price of our Class A common stock, increase

volatility and diminish our cash reserves. Our repurchase program may be suspended or terminated at any time and, even if fully implemented, may not enhance long-term stockholder value.

We do not intend to pay dividends for the foreseeable future.

We have never declared nor paid cash dividends on our capital stock. We currently intend to retain any future earnings to finance the operation and expansion of our business and fund our stock repurchase program, and we do not expect to declare or pay any dividends in the foreseeable future. As a result, stockholders must rely on sales of their Class A common stock after price appreciation as the only way to realize any future gains on their investment. In addition, our revolving credit facility contains restrictions on our ability to pay dividends.

General Risk Factors

Our business could be disrupted by catastrophic events.

Occurrence of any catastrophic event, including earthquake, fire, flood, tsunami, or other weather event, power loss, telecommunications failure, software or hardware malfunctions, cyber-attack, war, or terrorist attack, could result in lengthy interruptions in our service or result in unexpected increases in our costs. Further, outbreaks of pandemic diseases, or the fear of such events, have resulted in responses, including government-imposed travel restrictions, grounding of flights, and shutdown of workplaces. As a result, we are conducting business with substantial modifications, including modifications to employee travel and employee work locations. These modifications may disrupt important business operations, such as our product development and sales and marketing activities, and the productivity of our employees.

Additionally, our U.S. headquarters and some of the datacenters we utilize are located in the San Francisco Bay Area, a region known for seismic activity, and our insurance coverage may not compensate us for losses that may occur in the event of an earthquake or other significant natural disaster. In addition, acts of terrorism could cause disruptions to the internet or the economy as a whole. Even with our disaster recovery arrangements, our service could be interrupted. If our systems were to fail or be negatively impacted as a result of a natural disaster or other event, our ability to deliver products to our users would be impaired, we could lose critical data and we may be subject to increased costs. If we are unable to develop adequate plans to mitigate the impact of a disaster or to ensure that our business functions continue to operate during and after a disaster, and successfully execute on those plans in the event of a disaster or emergency, our business, results of operations, financial condition, and reputation would be harmed.

We may have exposure to greater than anticipated tax liabilities, which could adversely impact our results of operations.

We are subject to income taxes in the United States and various jurisdictions outside of the United States. Our effective tax rate could fluctuate due to changes in the mix of earnings and losses in countries with differing statutory tax rates. Our tax expense could also be impacted by changes in non-deductible expenses, changes in excess tax benefits of stock-based compensation, changes in the valuation of deferred tax assets and liabilities and our ability to utilize them, the applicability of withholding taxes and effects from acquisitions. In addition to introducing a new minimum corporate income tax on certain large corporations, and an excise tax of 1% on certain share repurchases by corporations, the recently enacted IRA increased funding for the Internal Revenue Service ("IRS"). Although we do not anticipate the new corporate minimum income tax will currently apply, changes in the business and pending regulations on the interpretation and application of the new corporate minimum tax may have adverse tax consequences for us. The excise tax on share repurchases may apply to any repurchase of stock (including transactions deemed to be repurchases for U.S. income tax purposes) we undertake, which will generally increase the costs to us of any share repurchases.

We are subject to review and audit by U.S. federal, state, local, and foreign tax authorities. Such tax authorities may disagree with tax positions we take and if any such tax authority were to successfully challenge any such position, our financial results and operations could be materially and adversely affected. We may also be subject to additional tax liabilities due to changes in non-income-based taxes resulting from changes in federal, state, or international tax laws, changes in taxing jurisdictions' administrative interpretations, decisions, policies, and positions, results of tax examinations, settlements or judicial decisions, changes in accounting principles, or changes to our business operations, including acquisitions, as well as the evaluation of new information that results in a change to a tax position taken in a prior period.

If we fail to maintain an effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired.

We are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and the rules and regulations of the applicable listing standards of the Nasdaq Global Select Market, or Nasdaq. We expect that the requirements of these rules and regulations will continue to increase our legal, accounting, and financial compliance costs, make some activities more difficult, time-consuming and costly, and place significant strain on our personnel, systems, and resources.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We are also required to provide an annual management report on the effectiveness of our disclosure controls and procedures over financial reporting. We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we will file with the SEC is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms and that information required to be disclosed in reports under the Exchange Act is accumulated and communicated to our principal executive and financial officers. We are also continuing to improve our internal control over financial reporting. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, we have expended, and anticipate that we will continue to expend, significant resources, including accounting-related costs and significant management oversight. In addition, our independent registered public accounting firm is required to audit the effectiveness of our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act annually. Testing, or the subsequent testing by our independent registered public accounting firm, may reveal material weaknesses or significant deficiencies. If material weaknesses are identified or we are not able to comply with the requirements of Section 404 in a timely manner, our reported financial results could be materially misstated, we could receive an adverse opinion regarding our internal control over financial reporting from our independent registered public accounting firm, we could be subject to investigations or sanctions by regulatory authorities and we could incur substantial expenses.

Our current controls and any new controls that we develop may become inadequate because of changes in conditions in our business. Additionally, to the extent we acquire other businesses, the acquired company may not have a sufficiently robust system of internal controls and we may uncover new deficiencies. Weaknesses in our disclosure controls and internal control over financial reporting may be discovered in the future. Any failure to develop or maintain effective controls or any difficulties encountered in their implementation or improvement that could harm our results of operations or cause us to fail to meet our reporting obligations and may result in a restatement of our financial statements for prior periods. Any failure to implement and maintain effective internal control over financial reporting also could adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting that are required to be included in our periodic reports that will be filed with the SEC. Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information, which would likely have a negative effect on the trading price of our Class A common stock. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on Nasdaq.

Our reported results of operations may be adversely affected by changes in accounting principles generally accepted in the United States.

Generally accepted accounting principles in the United States are subject to interpretation by the Financial Accounting Standards Board, or FASB, the SEC, and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported results of operations, and may even affect the reporting of transactions completed before the announcement or effectiveness of a change. It is difficult to predict the impact of future changes to accounting principles or our accounting policies, any of which could negatively affect our results of operations.

We may need additional capital, and we cannot be certain that additional financing will be available on favorable terms, or at all.

Historically, we have funded our operations and capital expenditures primarily through equity issuances, cash generated from our operations, and debt financing for capital purchases. Although we currently anticipate that our existing cash, cash equivalents and short-term investments, amounts available under our existing credit facilities, and cash flow from operations will be sufficient to meet our cash needs for the foreseeable future, we may require additional financing. We evaluate financing opportunities from time to time, and our ability to obtain financing will depend, among other things, on our development

efforts, business plans, operating performance, and condition of the capital markets at the time we seek financing. We cannot assure you that additional financing will be available to us on favorable terms when required, or at all and, in light of macroeconomic challenges, inflation and increased interest rates, financing terms have become less favorable. If we raise additional funds through the issuance of equity or equity-linked or debt securities, those securities may have rights, preferences or privileges senior to the rights of our Class A common stock, and our stockholders may experience dilution.

Our Class A common stock market price and trading volume could decline if securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business.

The trading market for our Class A common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. The analysts' estimates are based upon their own opinions and are often different from our estimates or expectations. If one or more of the analysts who cover us downgrade our Class A common stock or publish inaccurate or unfavorable research about our business, the price of our securities would likely decline. If few securities analysts commence coverage of us, or if one or more of these analysts cease coverage of us or fail to publish reports on us regularly, demand for our securities could decrease, which might cause the price and trading volume of our Class A common stock to decline.

ITEM 2. PROPERTIES

Our corporate headquarters are located in San Francisco, California, pursuant to operating leases that expire in 2033. We lease additional offices in San Francisco and around the world, including in Austin, Texas; New York, New York; Mountain View, California; Seattle, Washington; Dublin, Ireland; and Sydney, Australia. We have datacenter co-location facilities in California, Oregon, Texas, and Virginia. We believe that these facilities are generally suitable to meet our needs.

ITEM 3. LEGAL PROCEEDINGS

Legal Proceedings

We are currently involved in, and may in the future be involved in, legal proceedings, claims, and government investigations in the ordinary course of business, including legal proceedings with third parties asserting infringement of their intellectual property rights. See Note 10, "Commitments and Contingencies" to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K for further information.

Future litigation may be necessary, among other things, to defend ourselves or our users by determining the scope, enforceability, and validity of third-party proprietary rights or to establish our proprietary rights. The results of any current or future litigation cannot be predicted with certainty, and regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources, and other factors.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information for Class A Common Stock

Our Class A common stock has been listed on the Nasdaq Global Market under the symbol "DBX" since March 23, 2018.

Holders of Record

As of February 17, 2023, we had 752 holders of record of our Class A and Class B common stock, respectively, and no holders of our Class C common stock. The actual number of stockholders is greater than this number of record holders and includes stockholders who are beneficial owners, but whose shares are held in street name by brokers and other nominees.

Dividend Policy

We have never declared or paid any cash dividends on our capital stock. We currently intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future. Any future determination to declare cash dividends will be made at the discretion of our Board of Directors, subject to applicable laws, and will depend on a number of factors, including our financial condition, results of operations, capital requirements, contractual restrictions, general business conditions, and other factors that our Board of Directors may deem relevant. In addition, the terms of our revolving credit facility place certain limitations on the amount of cash dividends we can pay, even if no amounts are currently outstanding.

Issuer Purchases of Equity Securities

The following table presents information with respect to our repurchases of Class A common stock during the quarter ended December 31, 2022.

Period	Total Number of Shares Purchased (in millions)[1]	Average Price Paid per Share[2]	Total Number of Shares Purchased as Part of Publicly Announced Programs (in millions)[1]	Approximate Dollar Value of Shares that May Yet Be Purchased Under Publicly Announced Programs (in millions)[1]
October 1 - 31	2.95	$ 21.16	2.95	$ 859.66
November 1 - 30	2.68[3]	$ 22.06	2.60	$ 802.28
December 1 - 31	2.40	$ 22.73	2.40	$ 747.70
Total	8.03	$ 21.93	7.95	

[1] On February 17, 2022, we announced that our Board of Directors authorized the repurchase of $1.2 billion of the outstanding shares of our Class A common stock. Under this program, shares may be repurchased, subject to general business and market conditions and other investment opportunities, through open market purchases or privately held negotiated transactions, including through Rule 10b5-1 plans, in each case as permitted by securities laws and other legal requirements. The repurchase program does not have an expiration date. See Note 12 "Stockholders' (Deficit) Equity" of this Annual Report on Form 10-K for additional information related to share repurchases.

[2] Average price paid per share includes costs associated with the repurchases.

[3] Includes 82,437 shares of restricted common stock delivered by certain employees upon vesting of restricted stock awards to satisfy tax withholding requirements.

Stock Performance Graph

This performance graph shall not be deemed "soliciting material" or to be "filed" with the Securities and Exchange Commission, or the SEC, for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or the Exchange Act, or otherwise subject to the liabilities under that Section, and shall not be deemed to be incorporated by reference into any of our filings under the Securities Act of 1933, as amended, or the Securities Act.

The following graph compares (i) the cumulative total stockholder return on our Class A common stock from March 23, 2018 (the date our Class A common stock commenced trading on the Nasdaq Global Select Market) through December 31, 2022 with (ii) the cumulative total return of the Standard & Poor's 500 Index and the Nasdaq Computer Index over the same period, assuming the investment of $100 in our common stock and in both of the other indices on March 23, 2018 and the reinvestment of dividends. The graph uses the closing market price on March 23, 2018 of $28.48 per share as the initial value of our common stock. As discussed above, we have never declared or paid a cash dividend on our common stock and do not anticipate declaring or paying a cash dividend in the foreseeable future.



*Returns are based on historical results and are not necessarily indicative of future performance. See the disclosure in Part I, Item 1A, "Risk Factors."

Unregistered Sales of Equity Securities

None.

ITEM 6. Reserved

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the consolidated financial statements and related notes thereto included elsewhere in this Annual Report on Form 10-K. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed below. Factors that could cause or contribute to such differences include, but are not limited to, those identified below and those discussed in the section titled "Risk Factors" included elsewhere in this Annual Report on Form 10-K. For a comparison of our results of operations for the fiscal years ended December 31, 2021 and 2020 see Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations, of our Annual Report on Form 10-K for the fiscal year ended December 31, 2021, filed with the SEC on February 18, 2022.

Overview

Our modern economy runs on knowledge. Today, knowledge lives in the cloud as digital content, and Dropbox is where businesses and individuals can create, access, and share this content globally. We serve more than 700 million registered users across approximately 180 countries.

Since our founding in 2007, our market opportunity grew as we've expanded from keeping files in sync to keeping teams in sync. In a world where using technology at work can be fragmented and distracting, Dropbox makes it easy to focus on the work that matters.

By solving these universal problems, we've become invaluable to our users. The popularity of our platform allows us to scale efficiently. We've built a thriving global business with 17.77 million paying users.

Our Subscription Plans

We generate revenue from individuals, families, teams, and organizations by selling subscriptions to our platform, which serve the varying needs of our diverse customer base. Subscribers can purchase individual licenses through our Plus and Professional plans, or purchase multiple licenses through our Family plan or our Standard, Advanced, and Enterprise team plans. Each team or family represents a separately billed deployment that is managed through a single administrative dashboard. Teams must have a minimum of three users, but can also have more than tens of thousands of users. Families can have up to six users. Customers can choose between an annual or monthly plan, with a small number of large organizations on multi-year plans. A majority of our customers opt for our annual plans, although we have seen and may continue to see an increase in customers opting for our monthly plans. We typically bill our customers at the beginning of their respective terms and recognize revenue ratably over the term of the subscription period. International customers can pay in U.S. dollars or a select number of foreign currencies.

Our premium subscription plans, such as Professional and Advanced, provide more functionality than other subscription plans and have higher per user prices. Our Standard and Advanced subscription plans offer robust capabilities for businesses, and the vast majority of Dropbox Business teams purchase our Standard or Advanced subscription plans. While our Enterprise subscription plan offers more opportunities for customization, companies can subscribe to any of these team plans for their business needs.

We offer FormSwift, our cloud-based service that gives individuals and businesses a simple solution to create, complete, edit, and save critical business forms and agreements. Customers can choose between annual or monthly subscriptions based on their individual or business needs. We typically bill FormSwift customers at the beginning of their respective terms and recognize revenue ratably over the subscription period. FormSwift primarily sells within the United States, and the majority of its sales are in U.S. dollars.

We also offer DocSend as our secure document sharing and analytics solution. DocSend offers paid subscription plans, including a personal plan designed for individuals and Standard, Advanced, and Enterprise plans designed for business users and teams. Similar to Dropbox plans, pricing of DocSend's plans is based on the number of licenses purchased. Customers can choose between an annual or monthly plan, with a small number of large organizations on multi-year plans. We typically bill DocSend customers at the beginning of their respective terms and recognize revenue ratably over the subscription period. DocSend primarily sells within the United States, and the majority of its sales are in U.S. dollars.

We also offer Dropbox Sign, as our e-signature solution. Dropbox Sign has several product lines, and the pricing and revenue generated from each product line varies, with some product lines priced based on the number of licenses purchased

(similar to Dropbox plans), while others are priced based on a customer's transaction volume. Depending on the product purchased, teams must have a minimum number of licenses, but can also have hundreds of users. Customers can choose between an annual or monthly plan, with a small number of large organizations on multi-year plans. We typically bill Dropbox Sign customers at the beginning of their respective terms and recognize revenue ratably over the subscription period. We sell Dropbox Sign products globally and sell primarily in U.S. dollars.

Our Business Model

Drive new signups

We acquire users efficiently and at relatively low costs through word-of-mouth referrals, direct in-product referrals, and sharing of content. Anyone can create a Dropbox account for free through our website or app and be up and running in minutes. These users often share and collaborate with other non-registered users, attracting new signups into our network.

Increase conversion of registered users to our paid subscription plans

We generate over 90% of our revenue from self-serve channels—users who purchase a subscription through our app or website. To grow our recurring revenue base, we actively encourage our registered users to convert to one of our paid plans based on the functionality that best suits their needs. We do this via in-product prompts and notifications, time-limited free trials of paid subscription plans, email campaigns, and lifecycle marketing. Together, these enable us to generate increased recurring revenues from our existing user base.

Upgrade and expand existing customers

We offer a range of paid subscription plans, from Plus, Professional, and Family for individuals to Standard, Advanced, and Enterprise for teams. We analyze usage patterns within our network and run hundreds of targeted marketing campaigns to encourage paying users to upgrade their plans. We prompt individual subscribers who collaborate with others on Dropbox to purchase our Standard or Advanced plans for a better team experience, and we also encourage existing Dropbox Business teams to purchase additional licenses or to upgrade to premium subscription plans. We also aim to offer additional products that expand our content collaboration capabilities, such as through our acquisitions of HelloSign (which we subsequently rebranded as Dropbox Sign), DocSend and FormSwift.

Update on Current Economic Conditions

Our overall performance depends in part on worldwide economic and geopolitical conditions and their impact on customer behavior. Worsening economic conditions, including changes in the corporate real estate market, rising inflation, the U.S. Federal Reserve raising interest rates, supply chain disruptions, fluctuations in currency exchange rates, and the Russian invasion of Ukraine have impacted our results of operations for the year ended December 31, 2022.

We saw elevated headwinds from the macro environment across all lines of our business, particularly in the fourth quarter of 2022. We began to see an increased level of price sensitivity and a reduction in licenses from our larger Teams customers. In addition to the impacts within our file, sync and share core business, we also saw incremental macro headwinds in our DropboxSign and DocSend businesses. While we are not immune to macroeconomic conditions, we remain optimistic about our strategy through these dynamic times as the combination of Dropbox, Dropbox Sign, DocSend, and FormSwift will help customers across industries manage end-to-end document workflows—from content collaboration to sharing and e-signature—giving them more control over their most important agreements.

As a result of Russia's military action against Ukraine, various nations, including the United States, have instituted economic sanctions against the Russian Federation. We did not experience material impacts to our financial condition and results of operations during the year ended December 31, 2022 as a result of the war in Ukraine or the related sanctions.

Our results of operations and cash flows are also subject to fluctuations due to changes in foreign currency exchange rates relative to U.S. dollars, our reporting currency, as well as changes in interest rates. Volatile market conditions, directly or indirectly related to the COVID-19 pandemic and other macroeconomic events, have, at times, and may in the future negatively impact our results of operations and cash flows. Conversely, we have seen and may continue to see cost savings from the shift to remote and distributed work for all of our employees in areas including events, travel, utilities, and other benefits. Due to our subscription-based business model, the ongoing effects of the COVID-19 pandemic and the current macroeconomic environment may not be fully reflected in our results of operations until future periods, if at all. For a further discussion of the

potential impacts of the macroeconomic environment on our business, see "Risk Factors" included in Part I, Item 1A. of this report.

Virtual First

The effects of the COVID-19 pandemic led us to reimagine the way we work, resulting in our announcement in October 2020 of our shift to a Virtual First work model pursuant to which remote work has become the primary experience for all of our employees. As a result, we expect that our workforce will continue to become more distributed over time, although we are continuing to offer our employees opportunities for in-person collaboration in all locations we currently have offices, either through our existing real-estate, or new on-demand, flexible spaces, which are known as "Dropbox Studios". Consistent with this strategy, we have retained a portion of our office space while the remainder will be subleased. We recorded impairment charges related to real estate assets of $175.2 million during the year ended December 31, 2022 as a result of adverse changes in the corporate real estate market in the San Francisco Bay area which has impacted our subleasing strategy in conjunction with our shift to Virtual First. We recorded impairment charges of $31.3 million in the year ended December 31, 2021, including impairment related to real estate assets acquired as part of our acquisition of DocSend. See Note 9, "Leases" for additional information. We may incur additional charges depending on the continued recovery of the corporate real estate market or shifts in our virtual first strategy. In addition to generating sublease income, we expect that as a result of our shift to Virtual First, we will continue to see savings in certain areas, including reductions in facilities related costs and depreciation expense due to these impairment charges.

Key Business Metrics

We review a number of operating and financial metrics, including the following key metrics to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans, and make strategic decisions.

Total annual recurring revenue

We primarily focus on total annual recurring revenue ("Total ARR") as the key indicator of the trajectory of our business performance. Total ARR represents the amount of revenue that we expect to recur annually, enables measurement of the progress of our business initiatives, and serves as an indicator of future growth. In addition, Total ARR is less subject to variations in short-term trends that may not appropriately reflect the health of our business, however the changes in ARR throughout the year could be subject to seasonality. Total ARR is a performance metric and should be viewed independently of revenue and deferred revenue, and is not intended to be a substitute for, or combined with, any of these items.

Total ARR consists of contributions from all of our revenue streams, including subscriptions and add-ons. We calculate Total ARR as the number of users who have active paid licenses for access to our platform as of the end of the period, multiplied by their annualized subscription price to our platform. We include ARR related to acquired companies in our total ARR in the period of the acquisition. We adjust the exchange rates used to calculate Total ARR on an annual basis at the beginning of each fiscal year.

In the second quarter of 2022, we repackaged our existing Dropbox Standard and Dropbox Advanced plans to include additional features. As a result, we increased the price for new and existing users on these plans, with new users starting in the second quarter of 2022 and existing users as their billing cycles occur. For a majority of existing users, the increase in price is effective on their next renewal date. As a result of the price increase, combined with an increase in paying users across our product portfolio and an increased mix of sales from our higher-priced subscription plans, we experienced an increase in Total ARR during the year ended December 31, 2022, compared to the year ended December 31, 2021. In addition, we acquired FormSwift in the fourth quarter of 2022, resulting in a benefit to Total ARR in the period of the acquisition.

The below tables set forth our Total ARR using the exchange rates set at the beginning of each year, as well as on a constant currency basis relative to the exchange rates used in 2022.

| | As of December 31, | |
	2022	2021
	(In millions)	
Total ARR	$ 2,514	$ 2,261

| | As of December 31, | |
Constant Currency	2022	2021
	(In millions)	
Total ARR	$ 2,514	$ 2,250

Revaluing our ending Total ARR for fiscal 2022 using exchange rates set at the beginning of fiscal 2023, Total ARR at the end of fiscal 2022 would be $2,430 million.

Paying users

We define paying users as the number of users who have active paid licenses for access to our platform as of the end of the period. One person would count as multiple paying users if the person had more than one active license. For example, a 50-person Dropbox Business team would count as 50 paying users, and an individual Dropbox Plus user would count as one paying user. If that individual Dropbox Plus user was also part of the 50-person Dropbox Business team, we would count the individual as two paying users. We first include paying users related to acquired companies among our paying users in the period of the acquisition.

For FormSwift and DocSend, we define paying users as the number of users who have active paid licenses for access to our platform as of the end of the period. FormSwift and DocSend users have been included as paying users since the respective period of acquisition; FormSwift in the fourth quarter of 2022, and DocSend in the first quarter of 2021.

Dropbox Sign has several product lines and the pricing and revenue generated from each product line varies, with some product lines priced based on the number of licenses purchased (similar to Dropbox plans), while others are priced based on a customer's transaction volume. For purposes of Dropbox Sign results, we include as paying users either (i) the number of users who have active paid licenses for access to the Dropbox Sign platform as of the period end for those products that are priced based on the number of licenses purchased (which is the same method we use to evaluate existing Dropbox plans) or (ii) the number of customers for those products that are priced based on transaction volumes.

In fiscal year 2022, we experienced growth in the number of paying users across our products, with the majority of paying users for the periods presented coming from our self-serve channels as well as our acquisition of FormSwift in the fourth quarter of 2022. However, our overall paying user growth rate has declined and may decline in the future. We expect growth in paying users to fluctuate from period to period in the future.

The below table sets forth the number of paying users as of December 31, 2022 and 2021:

| | As of December 31, | |
	2022	2021
	(In millions)	
Paying users	17.77	16.79

Average revenue per paying user

We define average revenue per paying user, or ARPU, as our revenue for the period presented divided by the average paying users during the same period. For interim periods, we use annualized revenue, which is calculated by dividing the revenue for the particular period by the number of days in that period and multiplying this value by 365 days. Average paying users are calculated based on adding the number of paying users as of the beginning of the period to the number of paying users as of the end of the period, and then dividing by two.

As a result of the repackaging and repricing of our existing Dropbox Standard and Dropbox Advanced plans, combined with an increased mix of sales towards our higher-priced subscription plans, and offset by the impact of unfavorable foreign exchange rates across multiple currencies, we experienced an increase in our average revenue per paying user during the year ended December 31, 2022, compared to the year ended December 31, 2021.

The below table sets forth our ARPU for the years ended December 31, 2022 and 2021:

| | Year ended December 31, | | |
	2022		2021
ARPU	$ 134.51	$	133.73

Non-GAAP Financial Measure

In addition to our results determined in accordance with U.S. generally accepted accounting principles, or GAAP, we believe that free cash flow, or FCF, a non-GAAP financial measure, is useful in evaluating our liquidity.

Free cash flow

We define FCF as GAAP net cash provided by operating activities less capital expenditures. We believe that FCF is a liquidity measure and that it provides useful information regarding cash provided by operating activities and cash used for investments in property and equipment required to maintain and grow our business. FCF is presented for supplemental informational purposes only and should not be considered a substitute for financial information presented in accordance with GAAP. FCF has limitations as an analytical tool, and it should not be considered in isolation or as a substitute for analysis of other GAAP financial measures, such as net cash provided by operating activities. Some of the limitations of FCF are that FCF does not reflect our future contractual commitments, excludes investments made to acquire assets under finance leases, includes capital expenditures, and may be calculated differently by other companies in our industry, limiting its usefulness as a comparative measure.

Our FCF increased for the year ended December 31, 2022, compared to the year ended December 31, 2021, primarily due to an increase in cash provided by operating activities, which was driven by increased subscription sales, as a majority of our paying users are invoiced in advance, and operating efficiencies, such as hiring in lower cost locations and reduced brand and other marketing campaign spend.

We expect our FCF to generally increase in future periods as we increase subscription sales and drive operating efficiencies. We expect to continue to purchase infrastructure equipment to support our user base and anticipate that our capital expenditures will remain approximately consistent in future periods as we continue to invest in our internal infrastructure, network and security. The timing of our operating expenses as described below, may result in FCF to vary from period to period as a percentage of revenue.

The following is a reconciliation of FCF to the most comparable GAAP measure, net cash provided by operating activities:

| | Year ended December 31, | | |
| | 2022 | | 2021 |
	(In millions)		
Net cash provided by operating activities	$ 797.3	$	729.8
Capital expenditures	(33.8)		(22.1)
Free cash flow	$ 763.5	$	707.7

Components of Our Results of Operations

Revenue

We generate revenue from sales of subscriptions to our platform.

Revenue is recognized ratably over the related contractual term generally beginning on the date that our platform is made available to a customer. Our subscription agreements typically have monthly or annual contractual terms, although a small percentage have multi-year contractual terms. Our agreements are generally non-cancelable. We typically bill in advance for monthly contracts and annually in advance for contracts with terms of one year or longer. Amounts that have been billed are initially recorded as deferred revenue until the revenue is recognized.

Our revenue is driven primarily by conversions and upsells to our paid plans. We also generate revenue from transaction-based products and fees from the referral of users to our partners. We generate over 90% of our revenue from self-serve channels. No customer represented more than 1% of our revenue in the periods presented.

Our revenue growth is impacted by our number of paying users, as well as our ability to increase the average revenue per paying user. Our overall paying user growth rate has declined and we expect growth in paying users to fluctuate from period to period in the future. Accordingly, if we do not increase the average revenue per paying user, for example through pricing and packaging changes or increased sales of our higher priced subscription plans, to offset slower growth or decline in paying users, our revenue and revenue growth rate will decline.

Cost of revenue and gross margin

Cost of revenue. Our cost of revenue consists primarily of expenses associated with the storage, delivery, and distribution of our platform for both paying users and free users. These costs, which we refer to as infrastructure costs, include depreciation of our servers located in co-location facilities that we lease and operate, rent and facilities expense for those datacenters, network and bandwidth costs, support and maintenance costs for our infrastructure equipment, and payments to third-party datacenter service providers. Cost of revenue also includes costs, such as salaries, bonuses, employer payroll taxes and benefits, travel-related expenses, and stock-based compensation, which we refer to as employee-related costs, for employees whose primary responsibilities relate to supporting our infrastructure and delivering user support. Other non-employee costs included in cost of revenue include credit card fees related to processing customer transactions, and allocated overhead, such as facilities, including rent, utilities, depreciation on leasehold improvements and other equipment shared by all departments, and shared information technology costs. In addition, cost of revenue includes amortization of developed technologies, professional fees related to user support initiatives, and property taxes related to the datacenters.

We plan to continue increasing the capacity and enhancing the capability and reliability of our infrastructure to support user growth and increased use of our platform. We expect that cost of revenue will increase in absolute dollars in future periods.

Gross margin. Gross margin is gross profit expressed as a percentage of revenue. Our gross margin may fluctuate from period to period based on the timing of additional capital expenditures and the related depreciation expense, or other increases in our infrastructure costs, as well as revenue fluctuations. We generally expect our gross margin to remain relatively constant in both the near term and the long term.

Operating expenses

Research and development. Our research and development expenses consist primarily of employee-related costs for our engineering, product, and design teams, compensation expenses related to key personnel from acquisitions and allocated overhead. These groups are responsible for the design, development, testing, delivery of new technologies and features, and support of our self-serve platform. We continue to focus our product development efforts on adding new features and enhancing the functionality and ease of use of our offerings. Additionally, research and development expenses include internal development-related third-party hosting fees. We have expensed almost all of our research and development costs as they were incurred.

We plan to continue hiring employees for our engineering, product, and design teams to support our research and development efforts. We expect that research and development costs will increase in absolute dollars in future periods and fluctuate from period to period as a percentage of revenue.

Sales and marketing. Our sales and marketing expenses relate to both self-serve and outbound sales activities, and consist primarily of employee-related costs, brand marketing costs, lead generation costs, sponsorships and allocated overhead. Sales commissions earned by our outbound sales team and the related payroll taxes, as well as commissions earned by third-party resellers that we consider to be incremental and recoverable costs of obtaining a contract with a customer, are deferred and are typically amortized over an estimated period of benefit of five years. Additionally, sales and marketing expenses include non-employee costs related to app store fees, fees payable to third-party sales representatives and amortization of acquired customer relationships.

We plan to continue to invest in sales and marketing to grow our user base and increase our brand awareness, including marketing efforts to continue to drive our self-serve business model. We expect that sales and marketing expenses will generally increase in absolute dollars in future periods and fluctuate from period to period as a percentage of revenue. The trend and timing of sales and marketing expenses will depend in part on the timing of marketing campaigns.

General and administrative. Our general and administrative expenses consist primarily of employee-related costs for our legal, finance, human resources, and other administrative teams, as well as certain executives. In addition, general and administrative expenses include allocated overhead, outside legal, accounting and other professional fees, and non-income-based taxes.

We expect to incur additional general and administrative expenses to support the growth of the Company. General and administrative expenses include the recognition of stock-based compensation expense related to the grant of restricted stock made to our co-founder. We expect that general and administrative expenses will fluctuate in absolute dollars in future periods and remain relatively constant in both the near term and the long term as a percentage of revenue.

Impairment related to real estate assets

Impairment related to real estate assets consists primarily of impairment charges related to certain right-of-use assets and other lease related assets. The impairment changes are described in Note 9 "Leases". We expect that allocable expenses will decrease in absolute dollars in future periods, as a result of lower operating lease expense related to our right-of-use assets and common area maintenance expense following the impairment charge recorded during the year ended December 31, 2022.

Interest income (expense), net

Interest income (expense), net consists primarily of interest income earned on our money market funds classified as cash and cash equivalents and short-term investments as well as interest expense related to our finance lease obligations for infrastructure and amortization of debt issuance costs.

Other income, net

Other income, net consists of other non-operating gains or losses, including those related to gains or losses on sale of assets, foreign currency transaction gains and losses, lease arrangements, which include sublease income, and realized gains and losses related to our short-term investments.

Benefit from (provision for) income taxes

Benefit from (provision for) income taxes consists primarily of U.S. federal, state and foreign jurisdiction income taxes. For 2022, the difference between the U.S. statutory rate and our effective tax rate is primarily due to changes to the valuation allowance on deferred tax assets, research credits and the impact of capitalization of research and experimental expenditures. For 2021, the difference between the U.S. statutory rate and our effective tax rate is primarily due to changes to the valuation allowance on deferred tax assets. Our effective tax rate is also impacted by earnings realized in foreign jurisdictions with statutory tax rates lower than the federal statutory tax rate. We maintain a full valuation allowance on net deferred tax assets when we have concluded that it is not more likely than not that the deferred assets will be realized.

Results of Operations

The following tables set forth our results of operations for the periods presented and as a percentage of our total revenue for those periods:

		Year ended December 31,		
		2022		**2021**
		(In millions)		
Revenue	$	2,324.9	$	2,157.9
Cost of revenue[(1)]		444.2		444.2
Gross profit		1,880.7		1,713.7
Operating expenses:[(1)]				
Research and development		891.9		755.9
Sales and marketing		409.4		427.5
General and administrative		222.9		224.6
Impairment related to real estate assets[(2)]		175.2		31.3
Total operating expenses		1,699.4		1,439.3
Income from operations		181.3		274.4
Interest income (expense), net		3.3		(5.2)
Other income, net		8.1		30.1
Income before income taxes		192.7		299.3
Benefit from income taxes[(3)]		360.5		36.5
Net income	$	553.2	$	335.8

[(1)]   Includes stock-based compensation as follows:

		Year ended December 31,		
		2022		**2021**
		(In millions)		
Cost of revenue	$	24.7	$	23.2
Research and development		232.3		190.1
Sales and marketing		22.4		25.0
General and administrative		51.3		48.8
Total stock-based compensation	$	330.7	$	287.1

[(2)]   Includes impairment charges related to real estate assets as a result of adverse changes in the corporate real estate market which has impacted our subleasing strategy in conjunction with our shift to Virtual First. See Note 9 "Leases" for further information.

[(3)]   Results of Operations for the year-ended 2022 include a one-time benefit from income taxes of $420.2 million due to the release of a valuation allowance on the U.S. federal and certain state deferred tax assets. Results of Operations for the year-ended 2021 include a one-time benefit from income taxes of $38.1 million from the release of a valuation allowance on the Irish deferred tax assets.

The following table sets forth our results of operations for each of the periods presented as a percentage of revenue:

	Year ended December 31,	
	2022	2021
	*As a percentage of revenue**	
Revenue	100 %	100 %
Cost of revenue	19	21
Gross profit	81	79
Operating expenses:		
Research and development	38	35
Sales and marketing	18	20
General and administrative	10	10
Impairment related to real estate assets	8	1
Total operating expenses	73	67
Income from operations	8	13
Interest income (expense), net	—	—
Other income, net	—	1
Income before income taxes	8	14
Benefit from income taxes	16	2
Net income	24 %	16 %

* Percentages may not foot due to rounding.

Comparison of the year ended December 31, 2022 and 2021

Revenue

	Year ended December 31,		$ Change	% Change
	2022	2021		
	(In millions)			
Revenue	$ 2,324.9	$ 2,157.9	$ 167.0	8 %

Revenue increased $167.0 million or 8% during the year ended December 31, 2022, as compared to the year ended December 31, 2021, primarily due to an increase of $201.9 million from additional paying users and the repricing and repackaging of the Dropbox Standard and Dropbox Advanced plans in the second quarter of 2022. These increases were offset by a $34.9 million unfavorable impact from changes in foreign exchange rates across multiple currencies.

Cost of revenue, gross profit, and gross margin

	Year ended December 31,		$ Change	% Change
	2022	2021		
	(In millions)			
Cost of revenue	$ 444.2	$ 444.2	$ —	— %
Gross profit	1,880.7	1,713.7	167.0	10 %
Gross margin	81 %	79 %		

Cost of revenue stayed flat during the year ended December 31, 2022, as compared to the year ended December 31, 2021, primarily due to decreases of $5.1 million in infrastructure costs and $2.3 million in allocated overhead. These decreases were offset by increases of $3.6 million in credit card transaction fees, $2.4 million in outside services, and $1.0 million in employee-related costs.

Our gross margin increased from 79% during the year ended December 31, 2021 to 81% during the year ended December 31, 2022, primarily due to an 8% increase in revenue during the period and our cost of revenue staying flat, as described above.

Research and development

	Year ended December 31,		$ Change	% Change
	2022	2021		
	(In millions)			
Research and development	$ 891.9	$ 755.9	$ 136.0	18 %

Research and development expenses increased $136.0 million or 18% during the year ended December 31, 2022, as compared to the year ended December 31, 2021, primarily due to increases of $112.0 million in employee-related costs driven by an increase in headcount partially due to high levels of attrition in 2021 and $13.5 million in allocated overhead.

Sales and marketing

	Year ended December 31,		$ Change	% Change
	2022	2021		
	(In millions)			
Sales and marketing	$ 409.4	$ 427.5	$ (18.1)	(4)%

Sales and marketing expenses decreased $18.1 million or 4% during the year ended December 31, 2022, as compared to the year ended December 31, 2021, primarily due to decreases of $7.6 million in employee-related costs due to severance expenses associated with the reduction in force in 2021, $6.4 million related to brand and other marketing campaigns, and $2.9 million in allocated overhead.

General and administrative

	Year ended December 31,		$ Change	% Change
	2022	2021		
	(In millions)			
General and administrative	$ 222.9	$ 224.6	$ (1.7)	(1)%

General and administrative expense decreased $1.7 million or 1% during the year ended December 31, 2022, as compared to the year ended December 31, 2021, primarily due to decreases of $5.0 million in non-income based taxes, $3.6 million in allocated overhead and $1.9 million in legal fees. These decreases were offset by increases of $5.6 million in outside services and $4.2 million in employee-related costs.

Impairment related to real estate assets

	Year ended December 31,		$ Change	% Change
	2022	**2021**		
	(In millions)			
Impairment related to real estate assets	$ 175.2	$ 31.3	$ 143.9	460 %

Impairment related to real estate assets was $175.2 million and $31.3 million during the year ended December 31, 2022 and 2021, respectively, related to real estate assets as a result of our Virtual First strategy and the impact of updated assumptions, including future rent rates, expected vacancy periods, and increased common area fees for our San Francisco headquarters, as we continue to monitor the corporate real estate market where we have space available for sublease.

Interest income (expense), net

Interest income (expense), net increased $8.5 million during the year ended December 31, 2022, as compared to the year ended December 31, 2021, primarily due to higher interest income as a result of interest rate increases.

Other income, net

Other income, net decreased $22.0 million during the year ended December 31, 2022, as compared to the year ended December 31, 2021, primarily due to $13.6 million related to the partial termination of our headquarters head lease in 2021, $6.2 million in losses related to the termination of a datacenter lease, and $8.0 million reduction in sales of retired infrastructure assets. These decreases were offset by a $5.0 million gain related to the sale of equity investments and increases of $2.1 million in foreign currency transaction gains.

Benefit from income taxes

Benefit from income taxes increased by $324.0 million during the year ended December 31, 2022 as compared to the year ended December 31, 2021, primarily due to $420.2 million of tax benefits from the release of a valuation allowance on U.S. deferred tax assets, offset by the impact of capitalization of research and experimental expenditures and tax expense for our Irish subsidiary, which no longer maintains a valuation allowance on deferred tax assets during the year ended December 31, 2022.

The Tax Cuts and Jobs Act of 2017 ("TCJA") requires taxpayers to capitalize and amortize research and development costs pursuant to Internal Revenue Code ("IRC") Section 174. Although Congress may consider legislation that would defer the capitalization and amortization requirement to later years, we have no assurance that the requirement will be repealed or otherwise modified. The requirement was effective for the Company beginning January 1, 2022. For the tax year ended December 31, 2022, the Company recorded an increase to income tax payable as well as deferred tax assets of approximately $123.9 million due to Section 174 capitalization.

Liquidity and Capital Resources

As of December 31, 2022, we had cash and cash equivalents of $232.8 million and short-term investments of $1,110.6 million, which were held for working capital purposes. Our cash, cash equivalents, and short-term investments consist primarily of cash, money market funds, corporate notes and obligations, U.S. Treasury securities, certificates of deposit, asset-backed securities, commercial paper, foreign government securities, U.S. agency obligations, supranational securities, and municipal securities. As of December 31, 2022, we had $155.8 million of our cash and cash equivalents held by our foreign subsidiaries. We do not expect to incur material taxes in the event we repatriate any of these amounts.

We have historically financed our operations primarily through cash generated from our operations, the issuance of the Notes and equity issuances, and finance leases to finance infrastructure-related assets in co-location facilities that we directly lease and operate. We enter into finance leases in part to better match the timing of payments for infrastructure-related assets with that of cash received from our paying users. In our business model, some of our registered users convert to paying users over time, and consequently there is a lag between initial investment in infrastructure assets and cash received from some of our users.

In February 2021, we issued approximately $1.4 billion in aggregate principal amount of convertible senior notes, comprised of $695.8 million in aggregate principal amount of 2026 Notes and $693.3 million in aggregate principal amount of 2028 Notes. The net proceeds from the issuance of the 2026 Notes and 2028 Notes were $684.8 million, net of debt issuance costs, and $682.3 million, net of debt issuance costs, respectively. The 2026 Notes mature on March 1, 2026 and the 2028 Notes mature on March 1, 2028. The Notes of each series will not bear regular interest and the principal will not accrete. The Notes of each series may bear special interest as the remedy relating to our failure to comply with certain of our reporting obligations. These Notes can be converted or repurchased prior to maturity if certain conditions are met.

Our principal uses of cash in recent periods have been funding our operations, repurchases of our Class A common stock, purchases of short-term investments, the satisfaction of tax withholding obligations in connection with the settlement of restricted stock units and awards, making principal payments on our finance lease obligations, and capital expenditures. In February 2022, our Board of Directors authorized the repurchase of up to $1.2 billion of the outstanding shares of our Class A common stock. Share repurchases will be made from time to time in private transactions or open market purchases as permitted by securities laws and other legal requirements and will be subject to a review of the circumstances in place at that time, including prevailing market prices. The program does not obligate us to repurchase any specific number of shares and has no specified time limit; it may be discontinued at any time. During the year ended December 31, 2022, we repurchased and subsequently retired 35.6 million shares of our Class A common stock for an aggregate amount of $795.4 million. The pace of our share repurchases may fluctuate due to various circumstances, including market conditions and our stock price.

In April 2017, we entered into a $600.0 million credit facility with a syndicate of financial institutions, which we subsequently amended in February 2018 and February 2021. Pursuant to the terms of the revolving credit facility, we may issue letters of credit under the revolving credit facility, which reduce the total amount available for borrowing under such facility. In February 2018, we amended our revolving credit facility to, among other things, permit us to make certain investments, enter into an unsecured standby letter of credit facility, and increase our standby letter of credit sublimit to $187.5 million. We also increased our borrowing capacity under the revolving credit facility from $600.0 million to $725.0 million. In February 2021, we amended our revolving credit facility to decrease our borrowing capacity from $725.0 million to $500.0 million. We may from time to time request increases in the borrowing capacity under the revolving credit facility of up to $250.0 million, provided no event of default has occurred or is continuing or would result from such increase. The revolving credit facility terminates on February 23, 2026.

Interest on borrowings under the revolving credit facility accrues at a variable rate tied to LIBOR or an alternative base rate at our election. Interest is payable quarterly in arrears. Pursuant to the terms of the revolving credit facility, we are required to pay an annual commitment fee that accrues at a rate of 0.20% per annum on the unused portion of the borrowing commitments under the revolving credit facility. In addition, we are required to pay a fee in connection with letters of credit issued under the revolving credit facility that accrues at a rate of 1.375% per annum on the amount of such letters of credit outstanding. There is an additional fronting fee of 0.125% per annum multiplied by the average aggregate daily maximum amount available under all letters of credit.

The revolving credit facility contains customary conditions to borrowing, events of default, and covenants, including covenants that restrict our ability to incur indebtedness, grant liens, make distributions to our holders or our subsidiaries' equity interests, make investments, or engage in transactions with our affiliates. In addition, the revolving credit facility contains financial covenants, including a consolidated leverage ratio incurrence covenant and a minimum liquidity balance. We were in compliance with all covenants under the revolving credit facility as of as of December 31, 2022.

As of December 31, 2022, we had no amounts outstanding under the revolving credit facility and an aggregate of $40.6 million in letters of credit issued under the revolving credit facility. Our total available borrowing capacity under the revolving credit facility was $459.4 million as of December 31, 2022.

As of December 31, 2022, we utilized a significant portion of our U.S. federal, state and foreign net operating losses. Future utilization of remaining net operating loss and research credit carryforwards are subject to statutory limits. Accordingly, we expect our cash tax obligations will increase in the foreseeable future.

We believe our existing cash and cash equivalents, together with our short-term investments, cash provided by operations and amounts available under the revolving credit facility, will be sufficient to meet our needs for the foreseeable future. In addition to the convertible notes discussed above, as of December 31, 2022, we have cash commitments due to additional known contractual obligations.

The following table presents cash commitments due to known contractual obligations as of December 31, 2022:

	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
			(In millions)		
Operating lease commitments[1]	$ 810.8	$ 94.7	$ 174.4	$ 130.0	$ 411.7
Finance lease commitments[2]	280.0	121.9	136.8	21.3	—
Other commitments[3]	66.8	43.6	5.2	0.4	17.6
Total contractual obligations	$ 1,157.6	$ 260.2	$ 316.4	$ 151.7	$ 429.3

[1] Consists of future non-cancelable minimum rental payments under operating leases for our offices and datacenters, excluding rent payments from our subtenants and variable operating expenses with terms of 14 years or less. As of December 31, 2022, we are entitled to non-cancelable rent payments from our subtenants of $95.2 million, which will be collected over the next 10 years.

[2] Consists of future non-cancelable minimum rental payments under finance leases primarily for our infrastructure with terms of 4 years or less.

[3] Consists of commitments to third-party vendors for services related to our infrastructure, infrastructure warranty contracts, and asset retirement obligations for office modifications with terms of 14 years or less.

Our future capital requirements will depend on many factors including our revenue growth rate, subscription renewal activity, billing frequency, the timing and extent of spending to support further infrastructure development and research and development efforts, the timing and extent of additional capital expenditures to invest in collaboration spaces, our ability to sublease space at office locations where we have unused spaces, the satisfaction of tax withholding obligations for the release of restricted stock units and awards, the expansion of sales and marketing and international operation activities, the introduction of new product capabilities and enhancement of our platform, the continuing market acceptance of our platform, and the volume and timing of our share repurchases. We have and may in the future enter into arrangements to acquire or invest in complementary businesses, services, and technologies, including intellectual property rights. We may be required to seek additional equity or debt financing. In the event that additional financing is required from outside sources, we may not be able to raise it on terms acceptable to us or at all. If we are unable to raise additional capital when desired, our business, results of operations, and financial condition could be materially and adversely affected.

Our cash flow activities were as follows for the periods presented:

	Year ended December 31,	
	2022	2021
	(In millions)	
Net cash provided by operating activities	$ 797.3	$ 729.8
Net cash used in investing activities	(48.5)	(524.8)
Net cash (used in) provided by financing activities	(1,041.8)	16.2
Effect of exchange rate changes on cash and cash equivalents	(7.2)	(3.1)
Net (decrease) increase in cash and cash equivalents	$ (300.2)	$ 218.1

Operating activities

Our largest source of operating cash is cash collections from our paying users for subscriptions to our platform. Our primary uses of cash from operating activities are for employee-related expenditures, infrastructure-related costs, and marketing expenses. Net cash provided by operating activities is impacted by our net income adjusted for certain non-cash items, including stock-based compensation, depreciation and amortization expenses, and impairment related to real estate assets, as well as the effect of changes in operating assets and liabilities.

For the year ended December 31, 2022, net cash provided by operating activities was $797.3 million, which primarily consisted of our net income of $553.2 million, adjusted for an income tax benefit from deferred taxes of $396.3 million, stock-based compensation expense of $330.7 million, impairment related to real estate assets of $175.2 million, depreciation and amortization expenses of $157.1 million, and net cash outflow of $124.3 million from operating assets and liabilities. The outflow from operating assets and liabilities was primarily due to the payment of our corporate bonus and key employee holdback payments related to acquisitions, offset by an increase in deferred revenue from increased subscription sales, as a majority of our paying users are invoiced in advance.

Investing activities

Net cash used in investing activities is primarily impacted by net investment activity, which includes sales, maturities, and purchases of short-term investments, cash paid for acquisitions, purchases of property and equipment to make improvements or modifications to existing and new office spaces, and for purchasing infrastructure equipment in co-location facilities that we directly lease and operate.

For the year ended December 31, 2022, net cash used in investing activities was $48.5 million, which primarily related to cash paid for acquisitions of $75.4 million and cash paid for capital expenditures of $33.8 million related to our office build-outs, work required to prepare spaces for sublease, purchases of computer equipment, and datacenter build-outs. The increase was partially offset by $31.6 million in net investment activity inflows, driven by the sales and maturities of short-term investments, net of purchases.

Financing activities

Net cash (used in) provided by financing activities is primarily impacted by cash used for repurchases of common stock, tax withholding obligations for the release of restricted stock units ("RSUs") and restricted stock awards ("RSAs"), and principal payments on finance lease obligations for our infrastructure equipment.

For the year ended December 31, 2022, net cash used in financing activities was $1,041.8 million, which primarily consisted of $795.4 million for the repurchase of our common stock, $127.5 million in principal payments on finance lease obligations, and $119.4 million for the satisfaction of tax withholding obligations for the release of restricted stock units and awards.

Significant Impacts of Stock-Based Compensation

Co-Founder Grant

In December 2017, the Board of Directors approved the grant to Drew Houston, the Company's Co-Founder and Chief Executive Officer, of 10.3 million shares of Class A common stock in the form of RSAs (the "Co-Founder Grant"). This Co-Founder Grant has service-based, market-based, and performance-based vesting conditions. The Co-Founder Grant is excluded from Class A common stock issued and outstanding until the satisfaction of these vesting conditions. The Co-Founder Grant also provides the holder with certain stockholder rights, such as the right to vote the shares with the other holders of Class A common stock and a right to cumulative declared dividends.

The Co-Founder Grant is eligible to vest over the ten-year period following the date the Company's shares of Class A common stock commenced trading on the Nasdaq Global Select Market in connection with the Company's IPO. The Co-Founder Grant is comprised of nine tranches that are eligible to vest based on the achievement of stock price goals, each of which are referred to as a Stock Price Target, measured over a consecutive thirty-day trading period during the Performance Period. The Performance Period began on January 1, 2019.

Company Stock Price Target	Shares Eligible to Vest for Mr. Houston
$30.00	2,066,667
$37.50	1,033,334
$45.00	1,033,334
$52.50	1,033,333
$60.00	1,033,333
$67.50	1,033,333
$75.00	1,033,333
$82.50	1,033,333
$90.00	1,033,333

During the first four years of the Performance Period, no more than 20% of the shares subject to the Co-Founder Grant would be eligible to vest in any calendar year. After the first four years, all shares are eligible to vest based on the achievement of the Stock Price Targets.

The Performance Vesting Condition for the Co-Founder Grant was satisfied on the date the Company's shares of Class A common stock commenced trading on the Nasdaq Global Select Market in connection with the Company's IPO, which was March 23, 2018.

The first tranche of the Co-Founder Grant, or 2.1 million shares of Class A common stock, vested in the fourth quarter of 2021. The stock-based compensation expense for the Co-Founder Grant is recognized utilizing the accelerated attribution method over the requisite service period identified as the derived service period over which the market conditions are expected to be achieved, and is not reversed if the market conditions are not satisfied. Therefore, no incremental stock-based compensation was recognized upon vesting of these RSAs.

Critical Accounting Estimates

Our consolidated financial statements and the related notes thereto included elsewhere in this Annual Report on Form 10-K are prepared in accordance with generally accepted accounting principles, or GAAP, in the United States. The preparation of consolidated financial statements also requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, costs and expenses, and related disclosures. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results could differ significantly from the estimates made by management. To the extent that there are differences between our estimates and actual results, our future financial statement presentation, financial condition, results of operations, and cash flows will be affected.

While our significant accounting policies are more fully described in Note 1 "Description of the Business and Summary of Significant Accounting Policies" to our Consolidated Financial Statements in Part II, Item 8 of this Annual Report on Form 10-K, we believe that the accounting policies described below involve a greater degree of judgment and estimation uncertainty.

Impairment related to real estate assets

In accordance with ASC 360, Property, Plant, and Equipment ("ASC 360"), we evaluate our long-lived assets for impairment whenever events and circumstances indicate that the assets might be impaired. When the projected undiscounted cash flows estimated to be generated by those assets are less than their carrying amounts, the assets are adjusted to their estimated fair value and an impairment loss is recorded as a component of operating income.

In the fourth quarter of 2020, as a result of our Virtual First strategy, we reassessed our asset groupings and evaluated the recoverability of our right-of-use and related lease assets, including leasehold improvements, furniture and fixtures, and computer equipment and determined that the carrying value of the respective assets groups was not fully recoverable. During the years ended December 31, 2022 and 2021, we continued to evaluate the recoverability of our real estate assets. In the fourth quarter of 2022, we determined that there were adverse changes in the corporate real estate markets where we plan to sublease office space, particularly in the San Francisco Bay Area. Given the current corporate real estate market, we are assuming reduced demand for corporate office real estate, which we expect will result in increased real estate vacancy periods of two to five years and reduced sublease rent rates. Accordingly, we assessed the recoverability of our real estate assets in the markets that have been impacted and adjusted the carrying value of these assets to their estimated fair values. As a result of our revised subleasing assumptions, we recorded impairment charges related to real estate assets of $175.2 million during the year ended December 31, 2022. Estimating the fair value of our real estate assets required the application of significant judgment. Refer to Note 9, "Leases", for more information.

Income Taxes

Deferred income tax balances reflect the effects of temporary differences between the financial reporting and tax bases of the Company's assets and liabilities using enacted tax rates expected to apply when taxes are actually paid or recovered. In addition, deferred tax assets are recorded for net operating loss and credit carryforwards.

A valuation allowance is provided against deferred tax assets unless it is more likely than not that they will be realized based on all available positive and negative evidence. Such evidence, which requires management's judgment, includes, but is not limited to, recent cumulative earnings or losses, expectations of future taxable income by taxing jurisdiction, and the carry-forward periods available for the utilization of deferred tax assets. To the extent sufficient positive evidence becomes available, we may release all or a portion of our valuation allowance in one or more future periods.

During the years ended December 31, 2022 and 2021, we evaluated the realizability of our deferred tax assets, which resulted in releasing part of our historical valuation allowance. Future releases of the remaining valuation allowance, if any, would result in the recognition of certain deferred tax assets which may include a material income tax benefit for the period in which such release is recorded. Refer to Note 14, "Income Taxes" to the Consolidated Financial Statements in Part II, Item 8 of this Annual Report on Form 10-K for more information.

Recent Accounting Pronouncements

See Note 1, "Description of the Business and Summary of Significant Accounting Policies" to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K for recently adopted accounting pronouncements as of the date of this Annual Report on Form 10-K.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest rate risk

We had cash and cash equivalents of $232.8 million and short-term investments of $1,110.6 million as of December 31, 2022. We hold our cash and cash equivalents and short-term investments for working capital purposes. Our cash, cash equivalents, and short-term investments consist primarily of cash, money market funds, corporate notes and obligations, U.S. Treasury securities, certificates of deposit, asset-backed securities, commercial paper, foreign government securities, U.S. agency obligations, supranational securities, and municipal securities. The primary objectives of our investment activities are the preservation of capital, the fulfillment of liquidity needs, and the control of cash and investments. We do not enter into investments for trading or speculative purposes. Our cash equivalents and our portfolio of debt securities are subject to market risk due to changes in interest rates.

Any borrowings under the revolving credit facility bear interest at a variable rate tied to LIBOR or an alternative base rate. As of December 31, 2022, we had no amounts outstanding under the revolving credit facility. We do not have any other long-term debt or financial liabilities with floating interest rates that would subject us to interest rate fluctuations.

As of December 31, 2022, a hypothetical increase in interest rates by 100 basis points would have resulted in a $15 million reduction in the market value of our investment portfolio. This estimate is based on a sensitivity model that measures market value changes when changes in interest rates occur.

Foreign currency exchange risk

Our results of operations and cash flows are subject to fluctuations due to changes in foreign currency exchange rates relative to U.S. dollars, our reporting currency.

Most of our revenue is generated in U.S. dollars, with the remainder generated in Euros, British pounds sterling, Australian dollars, Canadian dollars, and Japanese yen.

Our expenses are generally denominated in the currencies in which our operations are located, which are primarily the United States and, to a lesser extent, Europe and Asia. The functional currency of Dropbox International Unlimited, our international headquarters and largest international entity, is denominated in U.S. dollars. Our results of operations and cash flows are, therefore, subject to fluctuations due to changes in foreign currency exchange rates in ways that are unrelated to our operating performance.

As exchange rates may fluctuate significantly between periods, revenue and operating expenses, when converted into U.S. dollars, may also experience significant fluctuations between periods. Volatile market conditions, including those arising from the COVID-19 pandemic and other macroeconomic events have and may in the future result in significant changes in exchange rates, and in particular a weakening of foreign currencies relative to the U.S. dollar has and may in the future negatively affect our revenue expressed in U.S. dollars. Historically, a majority of our revenue and operating expenses have been denominated in U.S. dollars, Euros, and British pounds sterling. Although we are impacted by the exchange rate movements from a number of currencies relative to the U.S. dollar, our results of operations are particularly impacted by fluctuations in the U.S. dollar-Euro and U.S. dollar-British pounds sterling exchange rates. In the year ended December 31, 2022, 27% of our sales were denominated in currencies other than U.S. dollars. Our expenses, by contrast, are primarily denominated in U.S. dollars. As a result, any increase in the value of the U.S. dollar against these foreign currencies could cause our revenue to decline relative to our costs, thereby decreasing our margins.

We recorded $0.2 million gains and $1.8 million losses in net foreign currency transactions in the years ended December 31, 2022 and 2021, respectively. A hypothetical 10% change in foreign currency rates would not have resulted in material gains or losses for the years ended December 31, 2022 and 2021.

To date, we have not engaged in any hedging activities. As our international operations grow, we will continue to reassess our approach to managing risks relating to fluctuations in currency rates.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA
DROPBOX, INC.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Dropbox, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Dropbox, Inc. (the Company) as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive income (loss), stockholders' (deficit) equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated February 22, 2023 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Revenue from Contracts with Customers

Description of the Matter

As described in Note 1 to the consolidated financial statements, the Company derives its revenue from subscription fees from customers for access to its platform, which it recognizes ratably over the related contractual term. The Company's revenue recognition process involves several applications responsible for the initiation, processing, and recording of transactions from the Company's various sales channels, and the calculation of revenue in accordance with the Company's accounting policy.

Auditing the Company's accounting for revenue from contracts with customers was challenging and complex due to the high volume of individually-low-monetary-value transactions, and the dependency on the effective design and operation of multiple applications, some of which are specifically designed for the Company's business.

How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design, and tested the operating effectiveness of internal controls over the Company's accounting for revenue from contracts with customers. For example, with the assistance of IT professionals, we tested the controls over the initiation and billing of new and recurring subscriptions, the recognition of revenue, and the Company's cash to billings reconciliation process. We also tested the controls related to the key application interfaces between the initiation, billing, and accounting systems, which included controls related to access to the relevant applications and data and changes to the relevant systems and interfaces, as well as controls over the configuration of the relevant applications.
	To test the Company's accounting for revenue from contracts with customers, we performed substantive audit procedures that included, among others, testing on a sample basis the completeness and accuracy of the underlying data within the Company's billing system, performing data analytics by extracting data from the billing system to evaluate the completeness and accuracy of recorded revenue and deferred revenue amounts, tracing a sample of sales transactions to source data, and testing a sample of cash to billings reconciliations.

Impairment of operating lease right-of-use and related assets

Description of the Matter	As disclosed in Note 9 to the consolidated financial statements, the Company recorded additional expense of $175.2 million in the year ended December 31, 2022 as a result of the Company's identification of indicators of impairment related to certain of its leased office space assets. In accordance with ASC 360, the Company performed a recoverability test of these leased office space asset groups, comprised of operating lease right-of-use and other related assets, and determined that the carrying value of certain asset groups was not fully recoverable. As a result, the Company measured and recognized an impairment charge related to these assets representing the amount by which the carrying value exceeded the estimated fair value of these asset groups.
	Auditing the Company's impairment measurement involved a high degree of subjectivity due to the significant estimation required by management to determine the fair value of the asset groups. The Company utilized an income approach to value the asset groups, which required the development of a discounted cash flow model utilizing certain key assumptions, including future sublease market rent rates, discount rates, expected vacancy periods, and lease incentives offered to future tenants. These assumptions have a significant effect on the estimated fair values of the asset groups, and the resulting impairment charge, and could be impacted by future economic and market conditions.
How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design, and tested the operating effectiveness of internal controls over the Company's processes to determine the fair values of the asset groups and measure the impairment charge. For example, we tested the controls over the determination of the fair value of the asset groups subject to impairment, including the determination and review of the underlying assumptions used to develop the fair value estimates.
	Our testing of the Company's impairment measurement included, among other procedures, evaluating the significant assumptions used to estimate fair value. For example, we compared the sublease market rent rate, vacancy period, and tenant lease incentive assumptions used to estimate future cash flows to current industry and economic trends, and assessed the reasonableness of the discount rates used as part of the discounted cash flow model. We also involved our valuation specialists to assist in our evaluation of the significant assumptions used in the fair value estimate.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2013.

San Francisco, California
February 22, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Dropbox, Inc.

Opinion on Internal Control Over Financial Reporting

We have audited Dropbox, Inc.'s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Dropbox, Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive income (loss), stockholders' (deficit) equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes and our report dated February 22, 2023 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

San Francisco, California
February 22, 2023

DROPBOX, INC.
CONSOLIDATED BALANCE SHEETS
(In millions, except for par value)

	As of December 31,	
	2022	2021
Assets		
Current assets:		
Cash and cash equivalents	$ 232.8	$ 533.0
Short-term investments	1,110.6	1,185.1
Trade and other receivables, net	53.8	49.6
Prepaid expenses and other current assets	92.6	82.1
Total current assets	1,489.8	1,849.8
Property and equipment, net	308.4	322.0
Operating lease right-of-use asset	260.6	413.9
Intangible assets, net	88.3	53.6
Goodwill	403.3	356.6
Deferred tax assets	498.7	41.2
Other assets	61.0	54.2
Total assets	$ 3,110.1	$ 3,091.3
Liabilities and stockholders' deficit		
Current liabilities:		
Accounts payable	$ 38.6	$ 25.7
Accrued and other current liabilities	139.9	140.8
Accrued compensation and benefits	131.7	139.1
Operating lease liability	68.9	78.3
Finance lease obligation	114.8	120.4
Deferred revenue	702.6	671.5
Total current liabilities	1,196.5	1,175.8
Operating lease liability, non-current	585.2	632.0
Finance lease liability, non-current	151.7	167.7
Convertible senior notes, net, non-current	1,374.0	1,370.3
Other non-current liabilities	112.1	39.4
Total liabilities	3,419.5	3,385.2
Commitments and contingencies (Note 10)		
Stockholders' deficit:		
Convertible preferred stock, $0.00001 par value; no shares authorized, issued and outstanding as of December 31, 2022; no shares authorized, issued and outstanding as of December 31, 2021	—	—
Preferred stock, $0.00001 par value; 240.0 shares authorized, and no shares issued and outstanding as of December 31, 2022; 240.0 shares authorized and no shares issued and outstanding as of December 31, 2021	—	—
Common stock, $0.00001 par value; Class A common stock - 2,400.0 shares authorized and 267.2 shares issued and outstanding as of December 31, 2022; 2,400.0 shares authorized and 292.7 shares issued and outstanding as of December 31, 2021; Class B common stock - 475.0 shares authorized and 82.2 shares issued and outstanding as of December 31, 2022; 475.0 shares authorized and 82.8 issued and outstanding as of December 31, 2021; Class C common stock - 800.0 shares authorized and no shares issues and outstanding as of December 31, 2022; 800.0 shares authorized and no shares issued and outstanding as of December 31, 2021	—	—
Additional paid-in capital	2,511.6	2,448.1
Accumulated deficit	(2,772.1)	(2,739.4)
Accumulated other comprehensive loss	(48.9)	(2.6)
Total stockholders' deficit	(309.4)	(293.9)
Total liabilities and stockholders' deficit	$ 3,110.1	$ 3,091.3

See accompanying Notes to Consolidated Financial Statements.

DROPBOX, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In millions, except per share data)

		Year ended December 31,				
		2022		**2021**		**2020**
Revenue	$	2,324.9	$	2,157.9	$	1,913.9
Cost of revenue[1]		444.2		444.2		414.6
Gross profit		1,880.7		1,713.7		1,499.3
Operating expenses[1]:						
Research and development		891.9		755.9		727.5
Sales and marketing		409.4		427.5		422.8
General and administrative		222.9		224.6		227.8
Impairment related to real estate assets[2]		175.2		31.3		398.2
Total operating expenses		1,699.4		1,439.3		1,776.3
Income (loss) from operations		181.3		274.4		(277.0)
Interest income (expense), net		3.3		(5.2)		1.7
Other income, net		8.1		30.1		25.1
Income (loss) before income taxes		192.7		299.3		(250.2)
Benefit from (provision for) income taxes[3]		360.5		36.5		(6.1)
Net income (loss)	$	553.2	$	335.8	$	(256.3)
Net income (loss) per share-basic and diluted:						
Basic net income (loss) per share	$	1.53	$	0.87	$	(0.62)
Diluted net income (loss) per share	$	1.52	$	0.85	$	(0.62)
Weighted-average shares used in computing net income (loss) per share attributable to common stockholders, basic		361.2		388.0		414.3
Weighted-average shares used in computing net income (loss) per share attributable to common stockholders, diluted		363.3		395.8		414.3

[1] Includes stock-based compensation as follows (in millions):

		Year ended December 31,				
		2022		**2021**		**2020**
Cost of revenue	$	24.7	$	23.2	$	17.1
Research and development		232.3		190.1		174.1
Sales and marketing		22.4		25.0		33.7
General and administrative[4]		51.3		48.8		36.6

[2] Includes impairment charges related to real estate assets as a result of adverse changes in the corporate real estate market which has impacted the Company's subleasing strategy in conjunction with its shift to Virtual First. See Note 9 "Leases" for further information.

[3] Results of Operations for the year-ended 2022 include a one-time benefit from income taxes of $420.2 million due to the release of a valuation allowance on the U.S. federal and certain state deferred tax assets. Results of Operations for the year-ended 2021 include a one-time benefit from income taxes of $38.1 million from the release of a valuation allowance on the Irish deferred tax assets.

[4] On March 19, 2020, one of the Company's co-founders resigned as a member of the board and as an officer of the Company, resulting in the reversal of $23.8 million in stock-based compensation expense. Of the total amount reversed, $21.5 million related to expense recognized prior to December 31, 2019.

See accompanying Notes to Consolidated Financial Statements.

DROPBOX, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(In millions)

	Year ended December 31,					
	2022		**2021**		**2020**	
Net income (loss)	$	553.2	$	335.8	$	(256.3)
Other comprehensive (loss) income, net of tax:						
Change in foreign currency translation adjustments	$	(7.1)	$	(0.6)	$	4.8
Change in net unrealized (losses) gains on short-term investments		(39.2)		(12.9)		2.8
Total other comprehensive (loss) income, net of tax	$	(46.3)	$	(13.5)	$	7.6
Comprehensive income (loss)	$	506.9	$	322.3	$	(248.7)

See accompanying Notes to Consolidated Financial Statements.

DROPBOX, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' (DEFICIT) EQUITY
(In millions)

	Convertible preferred stock		Class A and Class B common stock		Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income (loss)	Total stockholders' (deficit) equity
	Shares	Amount	Shares	Amount				
Balance at December 31, 2019	—	$ —	417.0	$ —	$ 2,531.3	$ (1,726.2)	$ 3.3	$ 808.4
Release of restricted stock units and awards	—	—	13.1	—	—	—	—	—
Shares withheld related to net share settlement	—	—	(4.7)	—	(43.5)	(48.7)	—	(92.2)
Repurchases of common stock	—	—	(20.2)	—	(187.3)	(210.2)	—	(397.5)
Exercise of stock options and awards	—	—	0.5	—	2.3	—	—	2.3
Stock-based compensation	—	—	—	—	261.5	—	—	261.5
Other comprehensive income	—	—	—	—	—	—	7.6	7.6
Net loss	—	—	—	—	—	(256.3)	—	(256.3)
Balance at December 31, 2020	—	$ —	405.7	$ —	$ 2,564.3	$ (2,241.4)	$ 10.9	$ 333.8
Release of restricted stock units and awards	—	—	14.8	—	—	—	—	—
Shares withheld related to net share settlement of restricted stock units and awards	—	—	(4.6)	—	(35.2)	(89.6)	—	(124.8)
Repurchases of common stock	—	—	(41.1)	—	(314.3)	(744.2)	—	(1,058.5)
Exercise of stock options and awards	—	—	0.7	—	6.9	—	—	6.9
Assumed stock options in connection with acquisition	—	—	—	—	1.2	—	—	1.2
Purchase of bond hedges in connection with issuance of convertible senior notes	—	—	—	—	(265.3)	—	—	(265.3)
Sale of warrants in connection with issuance of convertible senior notes	—	—	—	—	202.9	—	—	202.9
Tax benefit attributable to bond hedges purchased in connection with issuance of convertible senior notes	—	—	—	—	0.5	—	—	0.5
Stock-based compensation	—	—	—	—	287.1	—	—	287.1
Other comprehensive loss	—	—	—	—	—	—	(13.5)	(13.5)
Net income	—	—	—	—	—	335.8	—	335.8
Balance at December 31, 2021	—	$ —	375.5	$ —	$ 2,448.1	$ (2,739.4)	$ (2.6)	$ (293.9)
Release of restricted stock units and awards	—	—	14.4	—	—	—	—	—
Shares withheld related to net share settlement of restricted stock units and awards	—	—	(5.1)	—	(41.5)	(77.9)	—	(119.4)
Repurchases of common stock	—	—	(35.6)	—	(287.4)	(508.0)	—	(795.4)
Exercise of stock options and awards	—	—	0.2	—	0.5	—	—	0.5
Tax benefit attributable to bond hedges purchased in connection with issuance of convertible senior notes	—	—	—	—	61.2	—	—	61.2
Stock-based compensation	—	—	—	—	330.7	—	—	330.7
Other comprehensive loss	—	—	—	—	—	—	(46.3)	(46.3)
Net income	—	—	—	—	—	553.2	—	553.2
Balance at December 31, 2022	—	$ —	349.4	$ —	$ 2,511.6	$ (2,772.1)	$ (48.9)	$ (309.4)

See accompanying Notes to Consolidated Financial Statements.

70

DROPBOX, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In millions)

	Year ended December 31,		
	2022	**2021**	**2020**
Cash flows from operating activities			
Net income (loss)	$ 553.2	$ 335.8	$ (256.3)
Adjustments to reconcile net loss to net cash provided by operating activities:			
Depreciation and amortization	157.1	151.4	159.3
Stock-based compensation	330.7	287.1	261.5
Impairment related to real estate assets	175.2	31.3	398.2
Amortization of debt issuance costs	4.2	3.8	0.6
Net gains on equity investments	(5.0)	—	(17.5)
Amortization of deferred commissions	39.5	32.3	24.4
Net gains on lease termination	—	(13.6)	—
Non-cash operating lease expense	63.8	76.3	81.1
Deferred taxes	(396.3)	(37.5)	(2.5)
Other	(0.8)	(4.4)	(2.6)
Changes in operating assets and liabilities:			
Trade and other receivables, net	(5.5)	(6.2)	(5.5)
Prepaid expenses and other current assets	(50.0)	(58.4)	(39.4)
Other assets	(9.7)	11.7	(17.2)
Accounts payable	13.0	7.6	(19.9)
Accrued and other current liabilities	4.7	(28.6)	(9.3)
Accrued compensation and benefits	(6.8)	23.5	11.7
Deferred revenue	25.6	59.8	55.1
Other non-current liabilities	(17.9)	(13.1)	4.0
Operating lease liabilities	(86.4)	(102.1)	(77.4)
Tenant improvement allowance reimbursement	8.7	5.1	22.5
Cash paid for lease termination	—	(32.0)	—
Net cash provided by operating activities	797.3	729.8	570.8
Cash flows from investing activities			
Capital expenditures	(33.8)	(22.1)	(80.1)
Purchase of intangible assets	(1.1)	(6.8)	(0.2)
Business combinations, net of cash acquired	(75.4)	(140.0)	—
Purchases of short-term investments	(571.2)	(1,138.4)	(756.1)
Proceeds from sales of short-term investments	213.7	293.6	172.4
Proceeds from maturities of short-term investments	389.1	448.7	386.7
Proceeds from sales of equity investments	10.6	—	26.4
Other	19.6	40.2	17.3
Net cash used in investing activities	(48.5)	(524.8)	(233.6)
Cash flows from financing activities			
Proceeds from issuance of convertible senior notes	—	1,389.1	—
Purchases of convertible note hedge in connection with issuance of convertible senior notes	—	(265.3)	—
Proceeds from sale of warrants in connection with issuance of convertible senior notes	—	202.9	—
Payments of debt issuance costs	—	(23.7)	—

Payments for taxes related to net share settlement of restricted stock units and awards		(119.4)		(124.8)	(92.2)
Proceeds from issuance of common stock, net of taxes withheld		0.5		6.9	2.3
Principal payments on finance lease obligations		(127.5)		(110.4)	(89.5)
Common stock repurchases		(795.4)		(1,058.5)	(397.5)
Other		—		—	(0.8)
Net cash (used in) provided by financing activities		(1,041.8)		16.2	(577.7)
Effect of exchange rate changes on cash and cash equivalents		(7.2)		(3.1)	4.1
Change in cash and cash equivalents		(300.2)		218.1	(236.4)
Cash and cash equivalents—beginning of period		533.0		314.9	551.3
Cash and cash equivalents—end of period	$	232.8	$	533.0 $	314.9
Supplemental cash flow data:					
Cash paid during the period for:					
Interest	$	8.2	$	8.5 $	9.6
Income taxes	$	27.6	$	4.2 $	5.0
Non-cash investing and financing activities:					
Property and equipment received and accrued in accounts payable and accrued liabilities	$	2.6	$	5.6 $	7.8
Property and equipment acquired under finance leases	$	105.8	$	127.3 $	145.8

See accompanying Notes to Consolidated Financial Statements.

Note 1. Description of the Business and Summary of Significant Accounting Policies

Business

Dropbox, Inc. (the "Company" or "Dropbox") helps keep life organized and work moving. The Company was incorporated in May 2007 as Evenflow, Inc., a Delaware corporation, and changed its name to Dropbox, Inc. in October 2009. The Company is headquartered in San Francisco, California.

Basis of presentation and consolidation

The accompanying consolidated financial statements have been prepared in accordance with the United States of America generally accepted accounting principles ("GAAP"). The accompanying consolidated financial statements include the accounts of Dropbox and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported and disclosed in the Company's consolidated financial statements and accompanying notes. These estimates are based on information available as of the date of the consolidated financial statements. Management evaluates these estimates and assumptions on a regular basis. Actual results may differ materially from these estimates.

The Company's most significant estimates and judgments involve the valuation of right-of-use and other lease related assets and income taxes.

Financial information about segments and geographic areas

The Company manages its operations and allocates resources as a single operating segment. Further, the Company manages, monitors, and reports its financials as a single reporting segment. The Company's chief operating decision-maker is its Chief Executive Officer, who reviews financial information presented on a consolidated basis for purposes of making operating decisions, assessing financial performance, and allocating resources. See Note 15, "Geographic Areas" for information regarding the Company's long-lived assets and revenue by geography.

Foreign currency transactions

The assets and liabilities of the Company's foreign subsidiaries are translated from their respective functional currencies into U.S. dollars at the exchange rates in effect at the balance sheet date. Revenue and expense amounts are translated at the average exchange rate for the period. Foreign currency translation gains and losses are recorded in other comprehensive (loss) income, net of tax.

Gains and losses realized from foreign currency transactions (those transactions denominated in currencies other than the foreign subsidiaries' functional currency) are included in other income, net. Monetary assets and liabilities are remeasured using foreign currency exchange rates at the end of the period, and non-monetary assets are remeasured based on historical exchange rates. The Company recorded net foreign currency transaction gains of $0.2 million and losses of $1.8 million in the years ended December 31, 2022 and 2021, respectively.

Revenue recognition

The Company derives its revenue from subscription fees from customers for access to its platform. The Company's policy is to exclude sales and other indirect taxes when measuring the transaction price of its subscription agreements. The Company accounts for revenue contracts with customers through the following steps:

- Identification of the contract, or contracts, with a customer

- Identification of the performance obligations in the contract

(Amounts in tables are in millions except per share data, or as otherwise noted)

- Determination of the transaction price
- Allocation of the transaction price to the performance obligations in the contract
- Recognition of revenue when, or as, the Company satisfies a performance obligation

The Company’s subscription agreements generally have monthly or annual contractual terms and a small percentage have multi-year contractual terms. Revenue is recognized ratably over the related contractual term beginning on the date that the platform is made available to a customer. Access to the platform represents a series of distinct services as the Company continually provides access to, and fulfills its obligation to, the end customer over the subscription term. The series of distinct services represents a single performance obligation that is satisfied over time. The Company recognizes revenue ratably because the customer receives and consumes the benefits of the platform throughout the contract period. The Company’s contracts are generally non-cancelable.

The Company bills in advance for monthly contracts and typically bills annually in advance for contracts with terms of one year or longer. The Company also recognizes an immaterial amount of contract assets, or unbilled receivables, primarily relating to consideration for services completed but not billed at the reporting date. Unbilled receivables are classified as receivables when the Company has the right to invoice the customer.

The Company records contract liabilities when cash payments are received or due in advance of performance to deferred revenue. Deferred revenue primarily relates to the advance consideration received from the customer.

The price of subscriptions is generally fixed at contract inception and therefore, the Company’s contracts do not contain a significant amount of variable consideration. As a result, the amount of revenue recognized in the periods presented from performance obligations satisfied (or partially satisfied) in previous periods was not material.

The Company recognized $671.5 million, $610.5 million, and $554.2 million of revenue during the years ended December 31, 2022, 2021, and 2020 respectively, that was included in the deferred revenue balances at the beginning of their respective periods.

As of December 31, 2022, future estimated revenue related to performance obligations that were unsatisfied or partially unsatisfied was $774.2 million. The substantial majority of the unsatisfied performance obligations will be satisfied over the next twelve months.

Stock-based compensation

The Company has primarily granted restricted stock units (“RSUs”) to its employees and members of the Board of Directors under the 2008 Equity Incentive Plan (“2008 Plan”), the 2017 Equity Incentive Plan (“2017 Plan”), and the 2018 Equity Incentive Plan (“2018 Plan” and together with the 2008 Plan and 2017 Plan, the "Dropbox Equity Incentive Plans”). Since August 2015, the Company has granted RSUs, which have a service based vesting condition over a four-year period vesting quarterly, as the only stock-based payment awards to its employees, with the exception of awards granted to its co-founder and certain executives, and has not granted any stock options to employees under the Dropbox Equity Incentive Plans. The Company recognizes compensation expense associated with RSUs on a straight-line basis over the requisite service period and accounts for forfeitures in the period in which they occur.

The Board of Directors determines the fair value of each share of underlying common stock based on the closing price of the Company's Class A common stock as reported on the Nasdaq Global Select Market on the date of the grant.

In March 2021, in connection with the acquisition of DocSend, Inc. (“DocSend”), the Company assumed unvested stock options and an immaterial number of unvested RSUs that had been granted under DocSend's 2013 Stock Plan and DocSend's 2015 Stock Option and Grant Plan. The fair value of the DocSend options assumed were based upon the Black-Scholes option-pricing model. See Note 12 "Stockholders' (Deficit) Equity" for further information.

(Amounts in tables are in millions except per share data, or as otherwise noted)

In December 2017, the Board of Directors approved the Company's Co-Founder Grant, consisting of 10.3 million shares of Class A Common Stock in the form of restricted stock awards ("RSAs") which were granted to Drew Houston, the Company's co-founder and Chief Executive Officer. This Co-Founder Grant has service-based, market-based, and performance-based vesting conditions. The Co-Founder Grant is excluded from Class A common stock issued and outstanding until the satisfaction of these vesting conditions. The Company estimated the grant date fair value of the Co-Founder Grant using a model based on multiple stock price paths developed through the use of a Monte Carlo simulation that incorporates into the valuation the possibility that the certain stock price targets may not be satisfied. The first tranche of the Co-Founder Grant vested in the fourth quarter of 2021. The stock-based compensation expense for the Co-Founder Grant is recognized utilizing the accelerated attribution method over the requisite service period identified as the derived service period over which the market conditions are expected to be achieved, and is not reversed if the market conditions are not satisfied. Therefore, no incremental stock-based compensation was recognized upon vesting of these RSAs. See Note 12, "Stockholders' (Deficit) Equity" for further information.

Cost of revenue

Cost of revenue consists primarily of expenses associated with the storage, delivery, and distribution of the Company's platform for both paying users and free users. These costs, which are referred to as infrastructure costs, include depreciation of servers located in co-location facilities that the Company leases and operates, rent and facilities expense for those datacenters, network and bandwidth costs, support and maintenance costs for infrastructure equipment, and payments to third-party datacenter service providers. Cost of revenue also includes costs, such as salaries, bonuses, benefits, travel-related expenses, and stock-based compensation, which are referred to as employee-related costs, for employees whose primary responsibilities relate to supporting the Company's infrastructure and delivering user support. Other non-employee costs included in cost of revenue include credit card fees related to processing customer transactions and allocated overhead, such as facilities, including rent, utilities, depreciation on leasehold improvements and other equipment shared by all departments, and shared information technology costs. In addition, cost of revenue includes amortization of developed technologies, professional fees related to user support initiatives, and property taxes related to the datacenters.

Advertising and promotional expense

Advertising and promotional expenses are primarily included in sales and marketing expenses within the consolidated statements of operations and are expensed when incurred. Advertising and promotional expenses were $94.8 million, $108.6 million, and $81.4 million during the years ended December 31, 2022, 2021, and 2020, respectively.

Cash and cash equivalents

Cash consists primarily of cash on deposit with banks and includes amounts in transit from payment processors for credit and debit card transactions, which typically settle within five business days. Cash equivalents include highly liquid investments purchased with an original maturity date of 90 days or less from the date of purchase.

The Company monitors its credit risk by considering factors such as historical experience, credit ratings, current economic conditions, and reasonable and supportable forecasts.

Short-term investments

The Company's short-term investments are primarily comprised of corporate notes and obligations, U.S. Treasury securities, certificates of deposit, asset-backed securities, commercial paper, U.S. agency obligations, foreign government securities, supranational securities, and municipal securities. The Company determines the appropriate classification of its short-term investments at the time of purchase and reevaluates such designation at each balance sheet date. The Company has classified and accounted for its short-term investments as available-for-sale securities as the Company may sell these securities at any time for use in its current operations or for other purposes, even prior to maturity. As a result, the Company classifies its short-term investments, including securities with stated maturities beyond twelve months, within current assets in the consolidated balance sheets.

The Company's short-term investments are recorded at fair value each reporting period. Unrealized gains and losses on these short-term investments are reported as a separate component of accumulated other comprehensive loss in the consolidated balance sheets until realized. Unrealized gains and losses for any short-term investments that management intends to sell or it is more likely than not that management will be required to sell prior to their anticipated recovery are recorded in other income, net. The Company segments its portfolio based on the underlying risk profiles of the securities and has a zero-loss expectation

(Amounts in tables are in millions except per share data, or as otherwise noted)

for U.S. treasury and U.S. government agency securities. The Company regularly reviews the securities in an unrealized loss position and evaluates the current expected credit loss by considering factors such as credit ratings, issuer-specific factors, current economic conditions, and reasonable and supportable forecasts. The Company did not record any material credit losses during the year ended December 31, 2022.

Concentrations of credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash, cash equivalents, accounts receivable, and short-term investments. The Company places its cash and cash equivalents, and short-term investments with well-established financial institutions.

Trade accounts receivable are typically unsecured and are derived from revenue earned from customers located around the world. Two distribution partners accounted for 12% and 30% of total trade and other receivables, net as of December 31, 2022. Two distribution partners accounted for 14% and 29% of total trade and other receivables, net as of December 31, 2021. No customer accounted for more than 10% of the Company’s revenue in the periods presented.

Trade and other receivables, net

Trade and other receivables, net consists primarily of trade receivables that are recorded at the invoice amount, net of an allowance for expected credit losses.

The allowance for expected credit losses is based on the Company’s assessment of the collectability of accounts receivable. The Company assesses collectability by reviewing accounts receivable on a collective basis where similar characteristics exist and on an individual basis when the Company identifies specific customers with known disputes or collectability issues. The Company regularly reviews the adequacy of the allowance for expected credit losses by considering the age of each outstanding invoice, the collection history of each customer, and other relevant factors, including contractual term and current and future economic conditions. The Company's allowance for expected credit losses was $0.7 million and $1.0 million as of December 31, 2022 and 2021, respectively.

Non-trade receivables

The Company records non-trade receivables to reflect amounts due for activities outside of its subscription agreements, such as indemnification assets and receivables from tenants. Non-trade receivables totaled $6.5 million and $4.1 million, as of December 31, 2022 and 2021, respectively, and are classified within prepaid expenses and other current assets in the accompanying consolidated balance sheets. See "—Lease obligations” for further discussion.

Deferred commissions, net

Deferred commissions, net is stated as gross deferred commissions less accumulated amortization. Sales commissions earned by the Company’s sales force and third-party resellers, as well as related payroll taxes, are considered to be incremental and recoverable costs of obtaining a contract with a customer. These amounts have been capitalized as deferred commissions within prepaid and other current assets and other assets on the consolidated balance sheets. The Company deferred incremental costs of obtaining a contract of $33.5 million and $23.7 million during the years ended December 31, 2022 and 2021, respectively.

Deferred commissions, net included in prepaid and other current assets were $33.6 million and $30.8 million as of December 31, 2022 and 2021, respectively. Deferred commissions, net included in other assets were $25.7 million and $34.6 million as of December 31, 2022 and 2021, respectively.

Commissions related to new contracts are typically deferred and amortized over a period of benefit of five years. The period of benefit was estimated by considering factors such as historical customer attrition rates, the useful life of the Company’s technology, and the impact of competition in its industry. Commissions that are commensurate with renewal contracts are typically amortized over one year. Amortization of deferred commissions costs was $39.5 million, $32.3 million, and $24.4 million for the years ended December 31, 2022, 2021, and 2020, respectively. Amortization of deferred commissions costs are included in sales and marketing expense in the accompanying consolidated statements of operations. There was no material impairment loss in relation to the deferred costs for any period presented.

(Amounts in tables are in millions except per share data, or as otherwise noted)

Property and equipment, net

Equipment is stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful life of the related asset, which is generally three to seven years. Leasehold improvements are amortized on a straight-line basis over the shorter of their estimated useful lives or the term of the related lease.

The following table presents the estimated useful lives of property and equipment:

Property and equipment	Useful life
Buildings	20 to 30 years
Datacenter and other computer equipment	3 to 5 years
Office equipment and other	3 to 7 years
Leasehold improvements	Lesser of estimated useful life or remaining lease term

Lease obligations

The Company leases office space, datacenters, and equipment under non-cancelable finance and operating leases with various expiration dates through 2036. The Company determines if an arrangement contains a lease at inception.

Operating lease right-of-use assets and lease liabilities are recognized at the present value of the future lease payments at commencement date. The interest rate implicit in the Company’s operating leases is not readily determinable, and therefore an incremental borrowing rate is estimated to determine the present value of future payments. The estimated incremental borrowing rate factors in a hypothetical interest rate on a collateralized basis with similar terms, payments, and economic environments. Operating lease right-of-use assets also include any prepaid lease payments and lease incentives.

Certain of the operating lease agreements contain rent concession, rent escalation, and option to renew provisions. Rent concession and rent escalation provisions are considered in determining the single lease cost to be recorded over the lease term. Single lease cost is recognized on a straight-line basis over the lease term commencing on the date the Company has the right to use the leased property. The lease terms may include options to extend or terminate the lease. The Company generally uses the base, non-cancelable, lease term when recognizing the lease assets and liabilities, unless it is reasonably certain that the option will be exercised.

In addition, certain operating lease agreements contain tenant improvement allowances from its landlords. These allowances are accounted for as lease incentives and decrease the Company's right-of-use asset and reduce single lease cost over the lease term.

As part of the Company's Virtual First strategy, Dropbox has retained a portion of its office space for in-person collaboration while the remainder will be subleased. During the year ended December 31, 2022, the Company recorded impairment charges of $175.2 million related to real estate assets as a result of adverse changes in the corporate real estate market which has impacted its subleasing strategy in conjunction with its shift to Virtual First. During the year ended December 31, 2021, the Company recorded an impairment charge of $31.3 million related to its operating leases and related real estate assets, and assets acquired as part of the acquisition of DocSend in the first quarter of 2021. These impairment charges were recorded as a result of adverse changes in the corporate real estate market which impacted its subleasing strategy in conjunction with its shift to Virtual First. See Note 9 "Leases" for further information.

The Company leases certain equipment from various third parties, through equipment finance leases. These leases either include a bargain purchase option, a full transfer of ownership at the completion of the lease term, or the terms of the leases are at least 75 percent of the useful lives of the assets and are therefore classified as finance leases. These leases are capitalized in property and equipment, net and the related amortization of assets under finance leases is included in depreciation and amortization expense in the Company’s consolidated statements of operations. Initial asset values and finance lease obligations are based on the present value of future minimum lease payments.

(Amounts in tables are in millions except per share data, or as otherwise noted)

The Company's finance lease agreements may contain lease and non-lease components. The non-lease components include payments for support on infrastructure equipment obtained via finance leases, which when not significant in relation to the overall agreement, are combined with the lease components and accounted for together as a single lease component.

Internal use software

The Company capitalizes certain costs related to developed or modified software solely for its internal use and cloud based applications used to deliver its platform. The Company capitalizes costs during the application development stage once the preliminary project stage is complete, management authorizes and commits to funding the project, and it is probable that the project will be completed and that the software will be used to perform the function intended. Costs related to preliminary project activities and post implementation activities are expensed as incurred. Capitalized internal use software costs were not material to the Company's consolidated financial statements during the years ended December 31, 2022, 2021, and 2020.

Business combinations

The Company uses best estimates and assumptions, including but not limited to, future expected cash flows, expected asset lives, and discount rates, to assign a fair value to the tangible and intangible assets acquired and liabilities assumed in business combinations as of the acquisition date. These estimates are inherently uncertain and subject to refinement. During the measurement period, which may be up to one year from the acquisition date, adjustments to the fair value of these tangible and intangible assets acquired and liabilities assumed may be recorded, with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the fair value of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the Company's consolidated statements of operations.

Long-lived assets, including goodwill and other acquired intangible assets, net

The Company evaluates the recoverability of its property and equipment and finite-lived intangible assets for possible impairment whenever events or circumstances indicate that the carrying amount of such assets may not be recoverable. The evaluation is performed at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. Recoverability of these assets is measured by a comparison of the carrying amounts to the future undiscounted cash flows the assets are expected to generate. If such review determines that the carrying amount of specific property and equipment or intangible assets is not recoverable, the carrying amount of such assets is reduced to its fair value.

The Company reviews goodwill for impairment at least annually in the fourth quarter, or more frequently if events or changes in circumstances would more likely than not reduce the fair value of its single reporting unit below its carrying value. At December 31, 2022, the single reporting unit had a zero or negative carrying value of net assets. Goodwill allocated to the single reporting unit is $403.3 million at December 31, 2022.

The Company has not recorded impairment charges on goodwill or intangible assets for the periods presented in these consolidated financial statements.

The Company recorded impairment charges of $175.2 million and $31.3 million related to real estate assets and other lease related obligations during the years ended December 31, 2022 and 2021, respectively, in conjunction with its decision to move towards a Virtual First work model. See Note 9 "Leases" for further information.

Acquired property and equipment and finite-lived intangible assets are amortized over their useful lives. The Company evaluates the estimated remaining useful life of these assets when events or changes in circumstances warrant a revision to the remaining period of amortization. If the Company revises the estimated useful life assumption for any asset, the remaining unamortized balance is amortized or depreciated over the revised estimated useful life on a prospective basis.

Income taxes

Deferred income tax balances reflect the effects of temporary differences between the financial reporting and tax bases of the Company's assets and liabilities using enacted tax rates expected to apply when taxes are actually paid or recovered. In addition, deferred tax assets are recorded for net operating loss and credit carryforwards.

A valuation allowance is provided against deferred tax assets unless it is more likely than not that they will be realized based on all available positive and negative evidence. Such evidence includes, but is not limited to, recent cumulative earnings

(Amounts in tables are in millions except per share data, or as otherwise noted)

or losses, expectations of future taxable income by taxing jurisdiction, and the carry-forward periods available for the utilization of deferred tax assets. As of December 31, 2022, the Company determined that all of its deferred tax assets related to federal and certain states are more likely than not to be realized, resulting in a benefit to income taxes of $420.2 million from the release of the valuation allowance. As of December 31, 2021, the Company released the valuation allowance on its Irish deferred tax assets resulting in an income tax benefit of $38.1 million.

The Company uses a two-step approach to recognizing and measuring uncertain income tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit. The second step is to measure the tax benefit as the largest amount, which is more than 50% likely of being realized upon ultimate settlement. The Company recognizes interest and penalties related to unrecognized tax benefits as income tax expense.

Although the Company believes that it has adequately reserved for its uncertain tax positions, it can provide no assurance that the final tax outcome of these matters will not be materially different. The Company evaluates its uncertain tax positions on a regular basis and evaluations are based on a number of factors, including changes in facts and circumstances, changes in tax law, correspondence with tax authorities during the course of an audit, and effective settlement of audit issues.

To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will affect the provision for income taxes in the period in which such determination is made and could have a material impact on the Company’s financial condition and results of operations.

The Tax Cuts and Jobs Act of 2017 ("TCJA") subjects a U.S. shareholder to current tax global intangible low-taxed income ("GILTI") earned by foreign subsidiaries. We account for GILTI as a period cost as incurred.

Fair value measurement

The Company applies fair value accounting for all financial assets and liabilities and non-financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. The Company defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining fair value measurements for assets and liabilities, the Company considers the principal or most advantageous market in which it would transact and the market-based risk measurements or assumptions that market participants would use in pricing the asset or liability, such as risks inherent in valuation techniques, transfer restrictions, and credit risk. Fair value is estimated by applying the following hierarchy, which prioritizes the inputs used to measure fair value into three levels and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement:

Level 1—Quoted prices in active markets for identical assets or liabilities.

Level 2—Observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3—Inputs that are generally unobservable and typically reflect management’s estimate of assumptions that market participants would use in pricing the asset or liability.

Recently issued accounting pronouncements not yet adopted

In March 2022, the FASB issued ASU 2022-02, *Financial Instruments—Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures*, which eliminates the accounting guidance on troubled debt restructurings for creditors in ASC 310-40 and amends the guidance on "vintage disclosures" to require disclosure of current-period gross write-offs by year of origination. The ASU also updates the requirements related to accounting for credit losses under ASC 326 and adds enhanced disclosures for creditors with respect to loan refinancings and restructurings for borrowers experiencing financial difficulty. The amendments in ASU 2022-02 are effective for fiscal years beginning after December 15, 2022, and interim periods within those fiscal years. The Company does not expect the adoption of ASU 2022-02 to have a significant impact on its consolidated financial statements.

(Amounts in tables are in millions except per share data, or as otherwise noted)

Recently adopted accounting pronouncements

In May 2021, the FASB issued ASU 2021-04, *Earnings Per Share (Topic 260), Debt - Modifications and Extinguishments (Subtopic 470-50), Compensation - Stock Compensation (Topic 718), and Derivatives and Hedging - Contracts in Entity's Own Equity (Subtopic 815-40)* to clarify and reduce diversity in an issuer's accounting for modifications or exchanges of freestanding equity-classified written call options (for example, warrants) that remain equity classified after modification or exchange. The Company adopted ASU 2021-04 on January 1, 2022. The adoption of the standard did not have a material impact on the Company's consolidated financial statements.

In July 2021, the FASB issued ASU 2021-05, *Leases (Topic 842)*, which amends ASC 842 so that lessors are no longer required to recognize a selling loss upon commencement of a lease with variable lease payments that, prior to the amendments, would have been classified as a sales-type or direct financing lease. Furthermore, a lessor must classify as an operating lease any lease that would otherwise be classified as a sales-type or direct financing lease and that would result in the recognition of a selling loss at lease commencement, provided that the lease includes variable lease payments that do not depend on an index or rate. The Company adopted ASU 2021-05 on January 1, 2022. The adoption of the standard did not have a material impact on the Company's consolidated financial statements.

In October 2021, the FASB issued ASU 2021-08, *Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers*, which requires entities to recognize and measure contract assets and contract liabilities acquired in a business combination in accordance with Topic 606, Revenue from Contracts with Customers, instead of fair value at the acquisition date in accordance with Topic 805. The amendments in ASU 2021-08 results in the acquirer recording acquired contract assets and liabilities on the same basis as they would have been recorded by the acquiree before the acquisition under ASC Topic 606. The amendments in ASU 2021-08 are effective for fiscal years beginning after December 15, 2022, but early adoption is permitted, including in an interim period. The Company adopted this guidance in the fourth quarter of 2022 on a prospective basis. The adoption of this standard did not have a material impact on our consolidated financial statements.

(Amounts in tables are in millions except per share data, or as otherwise noted)

Note 2. Cash, Cash Equivalents and Short-Term Investments

The amortized cost, unrealized gains and losses and estimated fair value of the Company's cash, cash equivalents and short-term investments as of December 31, 2022 consisted of the following:

	Amortized cost	Unrealized gain	Unrealized loss	Estimated fair value
Cash	$ 90.1	$ —	$ —	$ 90.1
Cash equivalents				
Money market funds	139.5	—	—	139.5
Commercial paper	3.2	—	—	3.2
Total cash & cash equivalents	$ 232.8	$ —	$ —	$ 232.8
Short-term investments				
Corporate notes and obligations	512.1	0.1	(22.7)	489.5
U.S. Treasury securities	360.2	0.2	(14.0)	346.4
Asset backed securities	117.6	—	(6.0)	111.6
Municipal securities	65.3	—	(4.1)	61.2
Commercial paper	46.4	—	—	46.4
Certificates of deposit	29.1	—	—	29.1
U.S. agency obligations	18.4	—	(0.8)	17.6
Foreign government obligations	6.0	—	(0.4)	5.6
Supranational securities	3.4	—	(0.2)	3.2
Total short-term investments	1,158.5	0.3	(48.2)	1,110.6
Total	$ 1,391.3	$ 0.3	$ (48.2)	$ 1,343.4

(Amounts in tables are in millions except per share data, or as otherwise noted)

The amortized cost, unrealized gains and losses and estimated fair value of the Company's cash, cash equivalents and short-term investments as of December 31, 2021 consisted of the following:

	Amortized cost	Unrealized gain	Unrealized loss	Estimated fair value
Cash	$ 142.7	$ —	$ —	$ 142.7
Cash equivalents				
Money market funds	390.3	—	—	390.3
Total cash and cash equivalents	$ 533.0	$ —	$ —	$ 533.0
Short-term investments				
Corporate notes and obligations	607.4	0.4	(4.0)	603.8
U.S. Treasury securities	240.4	—	(2.9)	237.5
Asset backed securities	140.7	0.1	(1.2)	139.6
Municipal securities	70.5	—	(0.7)	69.8
U.S. agency obligations	14.6	—	(0.2)	14.4
Commercial paper	61.7	—	—	61.7
Supranational Securities	8.0	—	(0.1)	7.9
Foreign government obligations	18.4	—	(0.1)	18.3
Certificates of deposit	32.1	—	—	32.1
Total short-term investments	1,193.8	0.5	(9.2)	1,185.1
Total	$ 1,726.8	$ 0.5	$ (9.2)	$ 1,718.1

Included in cash and cash equivalents is cash in transit from payment processors for credit and debit card transactions of $12.4 million and $8.3 million as of December 31, 2022 and December 31, 2021, respectively.

All short-term investments were designated as available-for-sale securities as of December 31, 2022.

The following table presents the contractual maturities of the Company’s short-term investments as of December 31, 2022:

	Amortized cost	Estimated fair value
Due within one year	$ 398.6	$ 393.5
Due between one to three years	556.8	531.8
Due after three years	203.1	185.3
Total	$ 1,158.5	$ 1,110.6

The Company had 710 short-term investments in unrealized loss positions as of December 31, 2022. There were no material gains or losses from short-term investments that were reclassified out of accumulated other comprehensive loss for the year ended December 31, 2022.

As of December 31, 2022, the Company’s short-term investments portfolio consisted of nine security types, seven of which were in an unrealized loss position. The Company’s short-term investments had unrealized losses of approximately $48.2 million as of December 31, 2022. The following tables present the breakdown of the short-term investments that have been in a continuous unrealized loss position aggregated by investment category, as of December 31, 2022 and December 31, 2021:

(Amounts in tables are in millions except per share data, or as otherwise noted)

	As of December 31, 2022					
	Less than 12 months		More than 12 months		Total	
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
Corporate notes and obligations	$ 176.5	$ (3.5)	$ 292.3	$ (19.2)	$ 468.8	$ (22.7)
U.S. Treasury securities	110.9	(1.8)	176.9	(12.2)	287.8	(14.0)
Asset backed securities	13.7	(0.4)	90.4	(5.6)	104.1	(6.0)
Municipal securities	9.3	(0.3)	51.6	(3.8)	60.9	(4.1)
U.S. agency obligations	3.9	—	13.8	(0.8)	17.7	(0.8)
Foreign government obligations	—	—	5.5	(0.4)	5.5	(0.4)
Supranational securities	—	—	3.2	(0.2)	3.2	(0.2)
Total	$ 314.3	$ (6.0)	$ 633.7	$ (42.2)	$ 948.0	$ (48.2)

	As of December 31, 2021					
	Less than 12 months		More than 12 months		Total	
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
Corporate notes and obligations	$ 498.6	$ (4.0)	$ —	$ —	$ 498.6	$ (4.0)
U.S. Treasury securities	218.0	(2.9)	—	—	218.0	(2.9)
Asset backed securities	120.7	(1.2)	—	—	120.7	(1.2)
Municipal securities	66.0	(0.7)	—	—	66.0	(0.7)
U.S. agency obligations	14.4	(0.2)	—	—	14.4	(0.2)
Foreign government obligations	15.4	(0.1)	—	—	15.4	(0.1)
Supranational securities	7.9	(0.1)	—	—	7.9	(0.1)
Total	$ 941.0	$ (9.2)	$ —	$ —	$ 941.0	$ (9.2)

Unrealized losses on short-term investments have not been recorded into income because management does not intend to sell nor will be required to sell these securities prior to their anticipated recovery, and for which the decline in fair value is largely due to changes in interest rates. The credit ratings associated with the corporate notes and obligations are mostly unchanged, are highly rated and the issuers continue to make timely principal and interest payments.

The Company recorded $15.7 million, $7.5 million, and $12.5 million in interest income from its cash, cash equivalents and short-term investments for the years ended December 31, 2022, 2021 and 2020, respectively.

Note 3. Fair Value Measurements

The Company measures its financial instruments at fair value each reporting period using a fair value hierarchy that prioritizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value. A financial instrument's classification within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

(Amounts in tables are in millions except per share data, or as otherwise noted)

The following table presents information about the Company's financial instruments that are measured at fair value on a recurring basis using the input categories discussed in Note 1:

	As of December 31, 2022			
	Level 1	Level 2	Level 3	Total
Cash equivalents				
Money market funds	$ 139.5	$ —	$ —	$ 139.5
Commercial paper	—	3.2	—	$ 3.2
Total cash equivalents	139.5	3.2	—	142.7
Short-term investments				
Corporate notes and obligations	—	489.5	—	489.5
U.S. Treasury securities	—	346.4	—	346.4
Asset backed securities	—	111.6	—	111.6
Municipal securities	—	61.2	—	61.2
Commercial paper	—	46.4	—	46.4
Certificates of deposit	—	29.1	—	29.1
Foreign government obligations	—	5.6	—	5.6
U.S. agency obligations	—	17.6	—	17.6
Supranational securities	—	3.2	—	3.2
Total short-term investments	—	1,110.6	—	1,110.6
Total	$ 139.5	$ 1,113.8	$ —	$ 1,253.3

	As of December 31, 2021			
	Level 1	Level 2	Level 3	Total
Cash equivalents				
Money market funds	$ 390.3	$ —	$ —	$ 390.3
Total Cash Equivalents	$ 390.3	$ —	$ —	$ 390.3
Short-term investments				
Corporate notes and obligations	—	603.8	—	603.8
U.S. Treasury securities	—	237.5	—	237.5
Asset backed securities	—	139.6	—	139.6
Municipal securities	—	69.8	—	69.8
U.S. agency obligations	—	14.4	—	14.4
Commercial paper	—	61.7	—	61.7
Supranational securities	—	7.9	—	7.9
Foreign government obligations	—	18.3	—	18.3
Certificates of deposit	—	32.1	—	32.1
Total short-term investments	—	1,185.1	—	1,185.1
Total	$ 390.3	$ 1,185.1	$ —	$ 1,575.4

As of December 31, 2021, the Company had an investment in a non-marketable equity security in a privately held Company without a readily determinable market value. The investment had a carrying value of $5.6 million and was categorized as Level 3 as of December 31, 2021. The investment was sold during the twelve months ended December 31, 2022 resulting in a gain of $5.0 million.

(Amounts in tables are in millions except per share data, or as otherwise noted)

The Company had no transfers between levels of the fair value hierarchy.

The carrying amounts of certain financial instruments, including cash held in banks, accounts receivable and accounts payable approximate fair value due to their short-term maturities and are excluded from the fair value table above.

The Company had $695.8 million in aggregate principal amount of 0% convertible senior notes due in 2026 (the "2026 Notes"), and $693.3 million in aggregate principal amount of 0% convertible senior notes due in 2028 (the "2028 Notes" and together with the 2026 Notes, the "Notes"), outstanding as of December 31, 2022. Refer to Note 8 "Debt" for further details on the 2026 Notes and 2028 Notes.

The estimated fair value of the 2026 Notes and the 2028 Notes, based on a market approach as of December 31, 2022 was approximately $631.5 million and $632.2 million, respectively. The Notes were categorized as Level 2 instruments as the estimated fair value was determined based on the estimated or actual bids and offers of the Notes in an over-the-counter market on the last business day of the period.

Note 4. Property and Equipment, Net

Property and equipment, net consisted of the following:

	As of December 31,	
	2022	2021
Datacenter and other computer equipment	$ 671.3	$ 634.5
Furniture and fixtures	19.8	21.7
Leasehold improvements	118.0	106.7
Construction in progress	2.8	11.7
Total property and equipment	811.9	774.6
Accumulated depreciation and amortization	(503.5)	(452.6)
Property and equipment, net	$ 308.4	$ 322.0

The Company leases certain infrastructure, computer equipment, and furniture from various third parties, through equipment finance leases. Infrastructure assets as of December 31, 2022 and 2021, respectively, included a total of $456.4 million and $469.4 million acquired under finance lease agreements. These leases are capitalized in property and equipment, and the related amortization of assets under finance leases is included in depreciation and amortization expense. The accumulated depreciation of the equipment under finance leases totaled $240.9 million and $237.6 million as of December 31, 2022 and 2021, respectively.

Depreciation expense related to property and equipment was $140.9 million and $135.7 million for the years ended December 31, 2022 and 2021 respectively.

(Amounts in tables are in millions except per share data, or as otherwise noted)

Note 5. Business Combinations

2022 Business Combination

On December 15, 2022, the Company acquired 100% ownership of FormSwift, a cloud-based service that gives individuals and businesses a simple solution to create, complete, edit, and save critical business forms and agreements. The Company believes the combination of Dropbox, Dropbox Sign, DocSend, and FormSwift will help customers across industries manage end-to-end document workflows—from content collaboration to sharing and e-signature—giving them more control over their most important agreements. The results of FormSwift's operations have been included in the Company's consolidated results of operations since the date of acquisition and were immaterial for the periods presented.

The purchase consideration transferred consisted of the following:

		Purchase consideration
Cash paid to stockholders	$	50.0
Cash paid for extinguishing shadow stock units		3.2
Transaction costs paid by Dropbox on behalf of FormSwift		2.0
Cash purchase consideration	$	55.2
Indemnification holdback [(1)]		14.3
Total purchase consideration	$	69.5

[(1)] Approximately $14.3 million of the total purchase consideration was withheld as an indemnification holdback to be used for the purpose of satisfying any indemnification claims made by the Company for a period of 18 months following the transaction close date. Any remaining indemnity will be released to the seller's representative following the 18 month period.

In addition to the total purchase consideration above, the Company has compensation agreements with key FormSwift personnel consisting of $25.7 million in cash payments subject to ongoing employee service. The related expenses are recognized within research and development expenses over the required service period of three years. The cash payment was transferred to a paying agent escrow account immediately upon the acquisition close date. The related payments will be paid out by the escrow agent as they vest.

The purchase consideration was allocated to the tangible and intangible assets and liabilities acquired as of the acquisition date, with the excess recorded to goodwill as shown below. The fair value of assets and liabilities acquired may change as additional information is received during the measurement period. The measurement period will end no later than one-year from the acquisition date.

Assets acquired:		
Cash and cash equivalents	$	0.4
Acquisition-related intangible assets		41.2
Accounts receivable, prepaid and other assets		3.4
Total assets acquired	$	45.0
Liabilities assumed:		
Accounts payable, accrued and other liabilities	$	4.6
Deferred revenue		6.6
Total liabilities assumed		11.2
Net assets acquired, excluding goodwill		33.8
Total purchase consideration		69.5
Goodwill [(2)]	$	35.7

DROPBOX, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in tables are in millions except per share data, or as otherwise noted)

[2] The goodwill recognized was primarily attributable to the opportunity to expand the user base of the Company's platform. A portion of the goodwill is deductible for U.S. federal income tax purposes.

The fair value of the separately identifiable finite-lived intangible assets acquired and estimated weighted average useful lives are as follows:

	Estimated fair values	Estimated weighted average useful lives (In years)
Developed technology	$ 24.2	5.0
Customer relationships	16.4	2.0
Trade name	0.6	1.0
Total acquisition-related intangible assets	$ 41.2	

The fair values of the acquisition-related intangible assets were determined using the following methodologies: the multi-period excess earnings method for developed technology, the with and without method for customer relationships, and the relief from royalty method for the trade name, respectively. The valuation model inputs required the application of significant judgment by management. The acquired intangible assets have a total weighted average amortization period of 3.7 years.

One-time acquisition-related diligence costs of $1.3 million were expensed within general and administrative expenses as incurred during the year ended December 31, 2022.

2021 Business Combination

On March 22, 2021, the Company acquired all outstanding stock of DocSend, a secure document sharing and analytics company. The Company believes the combination of Dropbox, Dropbox Sign, and DocSend will help customers across industries manage end-to-end document workflows—from content collaboration to sharing and e-signature—giving them more control over their business results. The results of DocSend's operations have been included in the Company's consolidated results of operations since the date of acquisition.

The purchase consideration transferred consisted of the following:

	Purchase consideration
Cash paid to common and preferred stockholders and vested option holders	$ 125.5
Transaction costs paid by Dropbox on behalf of DocSend	5.0
Fair value of assumed DocSend options attributable to pre-combination services[1]	1.2
Purchase price adjustments	0.1
Total purchase consideration	$ 131.8

[1] The fair value of options assumed was based upon the Black-Scholes option-pricing model.

In addition to the total purchase consideration above, the Company has compensation agreements with key DocSend personnel consisting of $30.7 million in cash payments subject to ongoing employee service. The related expenses are recognized within sales and marketing and research and development expenses over the required service period of approximately three years. The payments began in the first quarter of 2022, with $10.2 million paid during the year ended December 31, 2022. The remaining balance of $20.5 million will be paid out over the next year in accordance with the acquisition agreement.

The purchase consideration was allocated to the tangible and intangible assets and liabilities acquired as of the acquisition date, with the excess recorded to goodwill as shown below.

(Amounts in tables are in millions except per share data, or as otherwise noted)

Assets acquired:		
Cash and cash equivalents	$	5.1
Acquisition-related intangible assets		20.6
Accounts receivable, prepaid and other assets		6.1
Total assets acquired	$	31.8
Liabilities assumed:		
Accounts payable, accrued and other liabilities	$	6.4
Deferred revenue		1.9
Deferred tax liability		1.9
Total liabilities assumed		10.2
Net assets acquired, excluding goodwill		21.6
Total purchase consideration		131.8
Goodwill [2]	$	110.2

[2] The goodwill recognized was primarily attributable to the opportunity to expand the user base of the Company's platform. The goodwill is not deductible for U.S. federal income tax purposes.

The fair value of the separately identifiable finite-lived intangible assets acquired and estimated weighted average useful lives are as follows:

	Estimated fair values		Estimated weighted average useful lives (In years)
Developed technology	$	11.5	5.0
Customer relationships		8.1	5.0
Trade name		1.0	5.0
Total acquisition-related intangible assets	$	20.6	

The fair values of the acquisition-related intangible assets were determined using the following methodologies: the multi-period excess earnings method for customer relationships, and the relief from royalty method for developed technology, and the trade name, respectively. The valuation model inputs required the application of significant judgment by management. The acquired intangible assets have a total weighted average amortization period of 5.0 years.

One-time acquisition-related diligence costs of $1.2 million were expensed within general and administrative expenses as incurred during the year ended December 31, 2021.

(Amounts in tables are in millions except per share data, or as otherwise noted)

Note 6. Intangible Assets

Intangible assets consisted of the following:

	As of December 31,		Weighted-average remaining useful life (In years)
	2022	2021	
Developed technology	$ 74.3	$ 45.9	4.2
Customer relationships	43.2	28.6	2.2
Patents	19.4	19.5	4.3
Software	8.9	9.0	0.7
Trademarks and trade names	5.8	5.6	1.6
Licenses	4.6	4.6	0.0
Assembled workforce in asset acquisitions	3.4	3.0	3.3
Other	1.1	0.8	2.8
Total intangibles	160.7	117.0	
Accumulated amortization	(72.4)	(63.4)	
Intangible assets, net	$ 88.3	$ 53.6	

Amortization expense was $16.3 million, $15.6 million, and $14.1 million for the years ended December 31, 2022, 2021, and 2020, respectively.

Expected future amortization expense for intangible assets as of December 31, 2022, is as follows:

2023	$ 30.4
2024	25.1
2025	14.8
2026	10.4
2027	7.0
Thereafter	0.6
Total	$ 88.3

Note 7. Goodwill

Goodwill represents the excess of the purchase price in a business combination over the fair value of net tangible and intangible assets acquired. The changes in the carrying amounts of goodwill were as follows:

Balance at December 31, 2021	$ 356.6
FormSwift acquisition	35.7
Other acquisition	14.4
Effect of foreign currency translation	(3.4)
Balance at December 31, 2022	$ 403.3

(Amounts in tables are in millions except per share data, or as otherwise noted)

Goodwill amounts are not amortized but tested for impairment on an annual basis. There was no impairment of goodwill as of December 31, 2022, 2021, and 2020.

Note 8. Debt

Revolving credit facility

In February 2018, the Company entered into an amendment to the revolving credit facility to, among other things, permit the Company to make certain investments, enter into an unsecured standby letter of credit facility and increase its standby letter of credit sublimit to $187.5 million. The Company increased its borrowing capacity under the revolving credit facility from $600.0 million to $725.0 million. In February 2021, the Company amended the revolving credit facility to decrease its borrowing capacity under the revolving credit facility from $725.0 million to $500.0 million and extended the term of the agreement through February 2026. The Company may from time to time request increases in its borrowing capacity under the revolving credit facility of up to $250.0 million, provided no event of default has occurred or is continuing or would result from such increase. In conjunction with the February 2021 amendment, the Company paid upfront issuance fees of $1.7 million, which are being amortized over the remaining term of the agreement, and wrote-off $0.2 million in unamortized deferred debt issuance costs.

Pursuant to the terms of the revolving credit facility, the Company may issue letters of credit under the revolving credit facility, which reduce the total amount available for borrowing. Pursuant to the terms of the revolving credit facility, the Company is required to pay an annual commitment fee that accrues at a rate of 0.20% per annum on the unused portion of the borrowing commitments under the revolving credit facility. In addition, the Company is required to pay a fee in connection with letters of credit issued under the revolving credit facility, which accrues at a rate of 1.375% per annum on the amount of such letters of credit outstanding. There is an additional fronting fee of 0.125% per annum multiplied by the average aggregate daily maximum amount available under all letters of credit. Borrowings under the revolving credit facility bear interest, at the Company's option, at an annual rate based on LIBOR plus a spread of 1.375% or at an alternative base rate plus a spread of 0.375%.

The revolving credit facility contains customary conditions to borrowing, events of default and covenants, including covenants that restrict the Company's ability to incur indebtedness, grant liens, make distributions to holders of the Company or its subsidiaries' equity interests, make investments, or engage in transactions with its affiliates. In addition, the revolving credit facility contains financial covenants, including a consolidated leverage ratio incurrence covenant and a minimum liquidity balance of $100.0 million, which includes any available borrowing capacity. The Company was in compliance with the covenants of the revolving credit facility as of December 31, 2022 and 2021, respectively.

The Company had an aggregate of $40.6 million of letters of credit outstanding under the revolving credit facility as of December 31, 2022, and the Company's total available borrowing capacity under the revolving credit facility was $459.4 million as of December 31, 2022. The Company's letters of credit have final expiration dates through 2036.

Convertible senior notes

During the first quarter of 2021, the Company issued $695.8 million aggregate principal amount of the 2026 Notes. Additionally, during the first quarter of 2021, the Company issued $693.3 million aggregate principal amount of the 2028 Notes. The Notes were issued in a private placement to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933. The net proceeds from the sale of the Notes were approximately $1.4 billion after deducting offering and issuance costs related to the Notes.

The Notes of each series do not bear regular interest. The Notes of each series may bear special interest as the remedy relating to the Company's failure to comply with certain of its reporting obligations. The Company has complied with these reporting obligations from the issuance date through December 31, 2022. The 2026 Notes will mature on March 1, 2026, and the 2028 Notes will mature on March 1, 2028, in each case, unless earlier converted, redeemed or repurchased.

The initial conversion rate for the 2026 Notes is 26.1458 shares of the Company's Class A common stock per $1,000 principal amount of such Note, which is equivalent to an initial conversion price of approximately $38.25 per share. The initial conversion rate for the 2028 Notes is 28.2889 shares of Class A common stock per $1,000 principal amount of such Notes,

(Amounts in tables are in millions except per share data, or as otherwise noted)

which is equivalent to an initial conversion price of approximately $35.35 per share. The conversion rate for each series of Notes will be subject to adjustment upon the occurrence of certain specified events but will not be adjusted for accrued and unpaid special interest. In addition, upon the occurrence of a make-whole fundamental change (as defined in the relevant indentures governing the Notes) or a notice of redemption, the Company will, in certain circumstances, increase the conversion rate of the relevant series of Notes by a number of additional shares for a holder that elects to convert all or a portion of its Notes of such series in connection with such make-whole fundamental change or who elects to convert such Notes that are subject to such notice of redemption. The conversion rate for the 2026 Notes and the 2028 Notes shall not exceed 43.1406 shares per $1,000 principal amount of such Notes, subject to certain customary anti-dilution adjustments (as defined in the relevant indentures governing the Notes). There have been no changes to the initial conversion price of the Notes since issuance as of December 31, 2022.

Upon conversion, the principal portion of the Notes of the applicable series being converted will be settled in cash, and any amount in excess of the principal portion of such Notes will be settled in cash or shares of the Company's Class A common stock or any combination thereof at the Company's option. The if-converted value of the 2026 Notes and the 2028 Notes was below the principal value of the respective Notes as of December 31, 2022. In addition, during the year ended December 31, 2022, the conditions allowing holders of the Notes to convert were not met. As a result, the Notes are not convertible during the year ended December 31, 2022.

Prior to the close of business on the business day immediately preceding December 1, 2025, in the case of the 2026 Notes, and prior to the close of business on the business day immediately preceding December 1, 2027, in the case of the 2028 Notes, the Notes of the applicable series will be convertible only under the following circumstances: (1) during any calendar quarter commencing after June 30, 2021 (and only during such calendar quarter), if the last reported sale price of the Class A common stock for at least 20 trading days (whether or not consecutive) during the 30 consecutive trading day period ending on the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price for the relevant series of Notes on each applicable trading day; (2) during the five business day period after any five consecutive trading day period in which, for each trading day of that period, the trading price per $1,000 principal amount of 2026 Notes or 2028 Notes, as applicable, for such trading day was less than 98% of the product of the last reported sale price of the Class A common stock and the conversion rate for such series of Notes on each such trading day; (3) if the Company calls any or all of the Notes for redemption, such Notes of the applicable series called for redemption may be converted at any time prior to the close of business on the second scheduled trading day immediately preceding the redemption date; or (4) upon the occurrence of specified corporate transactions.

On or after December 1, 2025, in the case of the 2026 Notes, and on or after December 1, 2027, in the case of the 2028 Notes, until the close of business on the second scheduled trading day immediately preceding the relevant maturity date, holders of the relevant series of Notes may convert all or a portion of their Notes of such series regardless of the foregoing conditions.

The Company may redeem for cash all or any part of the Notes, at its option, on or after March 6, 2024, in the case of the 2026 Notes, and on or after March 6, 2025, in the case of the 2028 Notes, if the last reported sale price of its Class A common stock has been at least 130% of the conversion price for the relevant series of Notes then in effect for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period (including the last trading day of such period) ending on, and including, the trading day immediately preceding the date on which the Company provides notice of redemption at a redemption price equal to 100% of the principal amount of the series of Notes to be redeemed, plus any accrued and unpaid special interest to, but excluding, the redemption date. No sinking fund is provided for the Notes.

Upon the occurrence of a fundamental change (as defined in the relevant indentures governing the Notes) prior to the relevant maturity date, holders of the relevant series of Notes may require the Company to repurchase all or a portion of the Notes of such series for cash at a price equal to 100% of the principal amount of the series of Notes to be repurchased, plus any accrued and unpaid special interest to, but excluding, the fundamental change repurchase date. Additionally, and upon events of default (as defined in the relevant indentures governing the Notes), the maturity of the Notes may be accelerated.

The Notes are the Company's general unsecured obligations and will rank senior in right of payment to any existing and future indebtedness that is contractually subordinated to the Notes; rank equal in right of payment with the Company's existing and future senior unsecured indebtedness that is not so subordinated; effectively rank junior in right of payment to any of the Company's existing and future secured indebtedness to the extent of the value of the assets securing such indebtedness; and be structurally subordinated to all indebtedness and other liabilities (including trade payables) of subsidiaries of the Company.

(Amounts in tables are in millions except per share data, or as otherwise noted)

In accounting for the Notes, issuance costs of $11.0 million and $11.0 million for the 2026 Notes and the 2028 Notes were deducted from the carrying value of the Notes in the consolidated balance sheet. Issuance costs will be recognized as interest expense over the five-year term and seven-year term for the 2026 Notes and the 2028 Notes, respectively.

The following is a summary of the Company's convertible senior notes as of December 31, 2022 and December 31, 2021.

	2026 Notes	2028 Notes	Total
December 31, 2022			
Principal balance	$ 695.8	$ 693.3	$ 1,389.1
Unamortized issuance costs	(7.0)	(8.1)	(15.1)
Carrying value, net	$ 688.8	$ 685.2	$ 1,374.0
December 31, 2021			
Principal balance	$ 695.8	$ 693.3	$ 1,389.1
Unamortized issuance costs	(9.1)	(9.7)	(18.8)
Carrying value, net	$ 686.7	$ 683.6	$ 1,370.3

During the years ended December 31, 2022 and 2021, the Company recognized $2.1 million and $1.9 million in interest expense for the 2026 Notes and $1.6 million and $1.3 million in interest expense for the 2028 Notes, respectively, with such interest expense solely consisting of amortization of issuance costs. The effective interest rate for the 2026 Notes and the 2028 Notes was 0.32% and 0.22%, respectively, as of December 31, 2022.

Maturities on the Company's long-term convertible debt are as follows:

	Convertible Debt
2023	$ —
2024	—
2025	—
2026	695.8
2027	—
Thereafter	693.3
Total	1,389.1

Convertible Note Hedges and Warrants

Concurrent with the offering of the Notes, the Company entered into convertible note hedge transactions with certain counterparties whereby the Company had the option to purchase a total of approximately 18.2 million shares for note hedges expiring in March 2026 (the "2026 Note Hedges") and 19.6 million shares for note hedges expiring in March 2028 (the "2028 Note Hedges", together with the 2026 Note Hedges, the "Note Hedges"), respectively, of its common stock at a price of approximately $38.25 and $35.35 per share, respectively. The aggregate cost of the convertible note hedge transactions was $265.3 million.

The Note Hedges, or a portion thereof, are exercisable upon conversion of the Notes and the satisfaction of certain conditions set forth in the Note Hedges. Additionally, the Note Hedges may be terminated and early settled upon the occurrence of certain events, including certain merger events, events of default, and upon a fundamental change (as defined in the relevant indentures for the Notes). The Note Hedges are settleable in cash, shares or a combination of cash and shares, at the option of the Company, and the settlement alternative will be the same as the settlement alternative of the conversion spread for the respective Notes.

The convertible note hedge transactions are expected generally to reduce the potential dilution to the Class A common stock upon conversion of the relevant series of Notes and/or offset any cash payments the Company is required to make in

(Amounts in tables are in millions except per share data, or as otherwise noted)

excess of the principal amount of such converted Notes, as the case may be, in the event that the market price per share of the Class A common stock, as measured under the terms of the convertible note hedge transactions, is greater than the applicable strike price of those convertible note hedge transactions. As of December 31, 2022, the Company's stock price was below the exercise price of the respective Note Hedges.

In addition, the Company sold warrants to certain counterparties whereby the holders of the warrants had the option to purchase a total of approximately 18.1 million shares underlying warrants expiring in 2026 (the "2026 Warrants") and 20.1 million shares underlying warrants expiring in 2028 (the "2028 Warrants", together with the 2026 Warrants, the "Warrants"), respectively, of the Company's Class A common stock at an initial strike price of $46.36 and $46.36 per share, respectively. The Company received aggregate cash proceeds of $202.9 million from the sale of these Warrants.

If the market price per share of the Company's Class A common stock, as measured under the terms of the Warrants, exceeds the strike price of the Warrants, the Warrants could have a dilutive effect, unless the Company elects, subject to certain conditions, to settle the Warrants in cash. The Warrants are only exercisable on the applicable expiration dates in accordance with the terms of the Warrants. Subject to the other terms of the Warrants, the first expiration date applicable to the 2026 Warrants and to the 2028 Warrants is June 1, 2026, and June 1, 2028, respectively, and the final expiration date applicable to the 2026 Warrants and 2028 Warrants is August 10, 2026 and August 10, 2028, respectively. As of December 31, 2022, the Company's Class A common stock price was below the exercise price of the Warrants.

Taken together, the purchase of the Note Hedges and the sale of the Warrants are intended to reduce potential dilution from the conversion of the 2026 Notes and the 2028 Notes, and to effectively increase the overall conversion price from $38.25 per share to $46.36 per share and from $35.35 per share to $46.36 for the 2026 Notes and the 2028 Notes, respectively.

The Note Hedges and the Warrants are equity-classified instruments as a result of being indexed to the Company's Class A common stock and meeting certain equity classification criteria, and the instruments will not be remeasured in subsequent periods as long as the instruments continue to meet these accounting criteria. The premium paid for the Note Hedges has been included as a net reduction to additional paid-in capital within stockholders' (deficit) equity, and the premium received for the Warrants has been included as a net increase to additional paid-in capital within stockholders' (deficit) equity.

Note 9. Leases

Leases

The Company has operating leases for corporate offices and datacenters, and finance leases for infrastructure and office equipment. The Company's leases have remaining lease terms of 1 year to 14 years, some of which include options to extend the leases for up to 5 years.

The Company also has subleases for several floors of its former corporate offices. The Company classifies its subleases as operating leases. The subleases have remaining lease terms of 1 year to 10 years, some of which include options to extend the sublease for up to approximately 4 years. Sublease income, which is recorded as a reduction of rental expense, was $20.1 million for the year ended December 31, 2022 and $17.6 million for the year ended December 31, 2021.

The components of lease cost were as follows:

	Year ended December 31,	
	2022	2021
Operating lease cost (1)	$ 91.7	$ 107.8
Finance lease cost:		
Amortization of assets under finance lease	111.4	107.1
Interest	7.5	8.8
Total finance lease cost	$ 118.9	$ 115.9

(1) Is presented gross of sublease income and includes short-term leases, which are immaterial.

(Amounts in tables are in millions except per share data, or as otherwise noted)

Other information related to leases was as follows:

	Year ended December 31, 2022	Year ended December 31, 2021
Supplemental Cash Flow Information:		
Cash paid for amounts included in the measurement of lease liabilities:		
Payments for operating leases included in cash from operating activities	$ 104.7	$ 130.3
Payments for finance leases included in cash from operating activities	7.5	8.8
Payments for finance leases included in cash from financing activities	127.5	110.4
Assets obtained in exchange for lease obligations:		
Operating leases	33.0	67.1
Finance leases	$ 105.8	$ 127.3

	As of December 31, 2022	As of December 31, 2021
Weighted Average Remaining Lease Term (in years)		
Operating leases	9.9	10.2
Finance leases	2.6	2.7
Weighted Average Discount Rate		
Operating leases	4.1 %	4.0 %
Finance leases	3.4 %	2.9 %

Future minimum lease payments under non-cancellable leases as of December 31, 2022 were as follows:

Year ending December 31,	Operating leases[(1)]	Finance leases
2023	$ 94.7	$ 121.9
2024	89.9	87.4
2025	84.5	49.4
2026	64.9	21.1
2027	65.1	0.2
Thereafter	411.7	—
Total future minimum lease payments	810.8	280.0
Less imputed interest	(155.5)	(13.5)
Less tenant improvement receivables	(1.2)	—
Total liability	$ 654.1	$ 266.5

(1) Consists of future non-cancelable minimum rental payments under operating leases for the Company's corporate offices and datacenters where the Company has possession, excluding rent payments for short-term lease obligations, payments from the Company's subtenants and variable operating expenses.

(Amounts in tables are in millions except per share data, or as otherwise noted)

Future non-cancelable rent payments from the Company's subtenants as of December 31, 2022 were as follows:

Year ending December 31,		**Operating leases**
2023		17.5
2024		16.7
2025		15.6
2026		11.9
2027		8.2
Thereafter		26.4
Total future sublease rent payments		**96.3**
Less subtenant incentive		(1.1)
Total future sublease rent payments, net	**$**	**95.2**

In 2017, the Company signed a 15 year lease agreement for office space in San Francisco, California, to serve as its corporate headquarters which commenced in 2018. The Company’s obligations under the lease are supported by a $26.1 million letter of credit, which reduced the borrowing capacity under the revolving credit facility. As of December 31, 2022, the Company's remaining minimum obligation for its headquarters was $553.2 million.

In the fourth quarter of 2020, the Company announced a Virtual First work model pursuant to which remote work has become the primary experience for all of its employees. As part of the Virtual First strategy, Dropbox retained a portion of its office space to be used for the Company’s team collaboration use and a portion will be marketed for sublease. The Company evaluated certain of its right-of-use assets and other lease related assets including leasehold improvements, furniture and fixtures, and computer equipment for impairment under ASC 360.

During the years ended December 31, 2022 and 2021, the Company continued to evaluate the recoverability of its real estate assets and made adjustments to market participant assumptions. In the fourth quarter of 2022, the Company determined that there were adverse changes in the corporate real estate markets where it plans to sublease office space. These changes have reduced demand for corporate office real estate, which the Company expects will result in increased real estate vacancy periods and reduced sublease rent rates. Accordingly, the Company assessed the recoverability of its real estate assets in the markets that have been impacted.

As a result of this analysis, the Company reassessed its real estate asset groups and estimated the fair value of the office space to be subleased using current market conditions. Where the carrying value of the individual asset groups exceeded their fair value, an impairment charge was recognized for the difference.

The Company recorded impairment charges related to real estate assets of $175.2 million and $31.3 million during the year ended December 31, 2022 and 2021, respectively. The impairment charges included accruals for expected losses related to common area maintenance costs that the Company expects to incur during vacancy periods. Accruals for expected losses are recorded within accrued and other current liabilities and other liabilities.

As of December 31, 2022, the Company has a $1.0 million commitment related to a sublease that has not commenced, with a lease term of 2 years.

(Amounts in tables are in millions except per share data, or as otherwise noted)

Note 10. Commitments and Contingencies

Other commitments

Other commitments include payments to third-party vendors for services related to the Company's infrastructure, infrastructure warranty contracts, and asset retirement obligations for office modifications.

Future minimum payments under the Company's non-cancelable leases, finance lease obligations, and other commitments as of December 31, 2022, are as follows, and exclude non-cancelable rent payments from the Company's subtenants:

	Finance lease commitments	Operating lease commitments(1)	Other commitments(2)
Year ended December 31:			
2023	121.9	94.7	43.6
2024	87.4	89.9	4.1
2025	49.4	84.5	1.1
2026	21.1	64.9	0.4
2027	0.2	65.1	—
Thereafter	—	411.7	17.6
Future minimum payments	280.0	810.8	66.8
Less interest and taxes	(13.5)		
Less current portion of the present value of minimum lease payments	(114.8)		
Financing lease obligations, net of current portion	151.7		

(1) This balance includes short-term lease obligations.

(2) This balance excludes indemnification and founder holdbacks related to our acquisitions. See Note 5, "Business Combinations" for further details.

Legal matters

From time to time, the Company is a party to a variety of claims, lawsuits, and proceedings which arise in the ordinary course of business, including claims of alleged infringement of intellectual property rights. The Company records a liability when it believes that it is probable that a loss will be incurred and the amount of loss or range of loss can be reasonably estimated. In its opinion, resolution of pending matters is not likely to have a material adverse impact on its consolidated results of operations, cash flows, or its financial position. Given the unpredictable nature of legal proceedings, the Company bases its estimate on the information available at the time of the assessment. As additional information becomes available, the Company reassesses the potential liability and may revise the estimate.

In 2019, multiple lawsuits were filed against the Company in California state court and federal court asserting violations of federal securities laws, for allegedly making materially false and misleading statements in, or omitting material information from, the Company's initial public offering ("IPO") registration statement. All cases have now been resolved. The federal court litigation was resolved in a settlement approved in December 2021. In the state court, the Company’s motion to dismiss the consolidated case based on the exclusive federal forum provisions contained in the Company's amended and restated bylaws was granted on December 4, 2020, and affirmed by the California Court of Appeal on May 13, 2022. The California Supreme Court denied the plaintiff’s petition for review on August 10, 2022. The plaintiff elected not to petition for certiorari to the U.S. Supreme Court. Accordingly, the state securities litigation is also now resolved.

Indemnification

The Company’s arrangements generally include certain provisions for indemnifying customers against liabilities if its products or services infringe a third party’s intellectual property rights. It is not possible to determine the maximum potential amount under these indemnification obligations due to the limited history of prior indemnification claims.

(Amounts in tables are in millions except per share data, or as otherwise noted)

Note 11. Accrued and Other Current Liabilities

Accrued and other current liabilities consisted of the following:

	As of December 31,	
	2022	2021
Non-income taxes payable	$ 76.4	$ 77.4
Accrued legal and other external fees	25.5	24.0
Other accrued and current liabilities	38.0	39.4
Total accrued and other current liabilities	$ 139.9	$ 140.8

Note 12. Stockholders' (Deficit) Equity

Common stock

The Company's amended and restated certificate of incorporation authorizes the issuance of Class A common stock, Class B common stock, and Class C common stock. Holders of Class A common stock, Class B common stock, and Class C common stock are entitled to dividends on a pro rata basis, when, as, and if declared by the Company's Board of Directors, subject to the rights of the holders of the Company's preferred stock. Holders of Class A common stock are entitled to one vote per share, holders of Class B common stock are entitled to 10 votes per share, and holders of Class C common stock are entitled to zero votes per share.

As of December 31, 2022, the Company had authorized 2,400.0 million shares of Class A common stock, 475.0 million shares of Class B common stock, and 800.0 million shares of Class C common stock, each at par value of $0.00001. Holders of Class B common stock voluntarily converted 0.6 million and 0.7 million shares into an equivalent number of shares of Class A common stock during the years ended December 31, 2022 and 2021 respectively. As of December 31, 2022, 267.2 million shares of Class A common stock, 82.2 million shares of Class B common stock, and no shares of Class C common stock were issued and outstanding. As of December 31, 2021, 292.7 million shares of Class A common stock, 82.8 million shares of Class B common stock, and no shares of Class C common stock were issued and outstanding. Class A shares issued and outstanding as of December 31, 2022 and 2021 exclude unvested restricted stock awards granted to certain executives. Class A shares issued and outstanding as of December 31, 2022 and 2021 exclude 8.3 million unvested restricted stock awards granted to one of the Company's co-founders. See "Co-Founder Grant" section below for further details.

Preferred stock

The Company's Board of Directors will have the authority, without further action by the Company's stockholders, to issue up to 240.0 million shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by the Board of Directors.

Stock repurchase program

In February 2022, the Board of Directors authorized the Company to repurchase up to $1.2 billion of the Company's outstanding shares of Class A common stock. Share repurchases will be made from time to time in private transactions or open market purchases, as permitted by securities laws and other legal requirements and will be subject to a review of the circumstances in place at that time, including prevailing market prices. The program does not obligate the Company to repurchase any specific number of shares and may be discontinued at any time.

During the year ended December 31, 2022, the Company repurchased and subsequently retired 35.6 million shares of its Class A common stock for an aggregate amount of $795.4 million. During the year ended December 31, 2021, the Company repurchased and subsequently retired 41.1 million of its Class A common stock for an aggregate amount of $1.1 billion. This includes $200.0 million in repurchases of 8.6 million shares of our Class A common stock in conjunction with the issuance of the Notes, which was outside of our stock repurchase program.

(Amounts in tables are in millions except per share data, or as otherwise noted)

Equity incentive plans

Under the 2018 Plan, the Company may grant stock-based awards to purchase or directly issue shares of common stock to employees, directors, and consultants. Options are granted at a price per share equal to the fair market value of the Company's common stock at the date of grant. Options granted are exercisable over a maximum term of 10 years from the date of grant and generally vest over a period of four years. RSUs and RSAs are also granted under the 2018 Plan. The 2018 Plan will terminate 10 years after the later of (i) its adoption or (ii) the most recent stockholder-approved increase in the number of shares reserved under the 2018 Plan, unless terminated earlier by the Company's Board of Directors. The 2018 Plan was adopted on March 22, 2018.

In connection with the acquisition of DocSend, the Company assumed unvested stock options and an immaterial number of unvested RSUs that had been granted under DocSend's 2013 Stock Plan and DocSend's 2015 Stock Option and Grant Plan.

As of December 31, 2022, there were 34.8 million stock-based awards issued and outstanding and 98.2 million shares available for issuance under the Dropbox Equity Incentive Plans, Dropbox Sign's 2011 Equity Incentive Plan, DocSend's 2013 Stock Plan and DocSend's 2015 Stock Option and Grant Plan (collectively, the "Plans").

(Amounts in tables are in millions except per share data, or as otherwise noted)

Stock option and restricted stock activity for the Plans was as follows for the years ended December 31, 2022 and 2021:

		Options outstanding				Restricted stock outstanding	
	Number of shares available for issuance under the Plans	Number of shares outstanding under the Plans	Weighted-average exercise price per share	Weighted-average remaining contractual term (In years)	Aggregate Intrinsic Value	Number of Plan shares outstanding	Weighted-average grant date fair value per share
Balance as of December 31, 2020	78.5	1.3	$ 13.73	5.7	$ 11.4	31.9	$ 19.79
Additional shares authorized	20.3						
Stock options assumed [(1)]	0.4	0.4	$ 2.17				
Options exercised and restricted stock units and awards released		(0.7)	9.77			(12.7)	20.77
Options and restricted stock units and awards canceled	11.0	(0.1)	11.84			(11.0)	21.12
Shares withheld related to net share settlement of restricted stock units and awards	4.6						20.71
Options and restricted stock units and awards granted	(19.6)					19.6	26.34
Balance as of December 31, 2021	95.2	0.9	$ 12.09	5.4	$ 10.0	27.8	$ 24.17
Additional shares authorized	18.8						
Options exercised and restricted stock units and awards released		(0.1)	3.00			(14.3)	23.37
Options and restricted stock units and awards canceled	6.9	(0.4)	18.53			(6.5)	23.72
Shares withheld related to net share settlement of restricted stock units and awards	5.1						23.40
Options and restricted stock units and awards granted	(27.8)					27.8	22.68
Balance as of December 31, 2022	98.2	0.4	$ 11.30	4.5	$ 4.5	34.8	$ 23.40
Vested at December 31, 2022		0.3	$ 13.83	4.1	$ 2.8	—	$ —
Unvested at December 31, 2022		0.1	$ 2.01		$ 1.7	34.8	$ 23.40

(1) This amount includes an immaterial amount of unvested RSUs that were assumed as part of the acquisition of DocSend. The RSUs had a weighted-average grant date fair value of $26.86 per share and a total fair value of $0.4 million, all of which will be recognized as post-combination stock-based compensation expense.

The following table summarizes information about the pre-tax intrinsic value of options exercised during the years ended December 31, 2022 and 2021:

	Year ended December 31,	
	2022	2021
Intrinsic value of options exercised	$ 2.9	$ 12.3

(Amounts in tables are in millions except per share data, or as otherwise noted)

As of December 31, 2022, unamortized stock-based compensation related to unvested stock options, restricted stock awards (excluding the Co-Founder Grant), and RSUs was $772.2 million. The weighted-average period over which such compensation expense will be recognized if the requisite service is provided is approximately 2.8 years as of December 31, 2022.

Assumed stock options

In connection with the acquisition of DocSend the Company assumed 0.9 million unvested stock options which were valued using the Black-Scholes option-pricing model. The fair value of stock options assumed were estimated using the following assumptions:

Expected volatility	47 %
Expected term (in years)	2.0 - 6.8
Risk-free interest rate	0.15% - 1.29%
Dividend yield	— %

Expected volatility. The expected volatility is based on the Company's historical volatility. Management believes this is the best estimate of the expected volatility over the expected life of its stock options.

Expected term. The Company determines the expected term based on the average period the stock options are expected to remain outstanding, generally calculated as the midpoint of the stock options’ remaining vesting term and contractual expiration period, as the Company does not have sufficient historical information to develop reasonable expectations about future exercise patterns and post-vesting employment termination behavior.

Risk-free interest rate. The risk-free interest rate is based on the U.S. Treasury security in effect at the time the options were assumed for maturities corresponding with the expected term of the option.

Expected dividend yield. The Company has not paid and does not expect to pay dividends. Consequently, the Company uses an expected dividend yield of zero.

In connection with the acquisition of DocSend, the estimated weighted-average grant date fair value for stock options assumed was $25.28 per share and a total fair value of $9.3 million, of which, $8.1 million will be recognized as post-combination stock-based compensation expense.

Co-Founder Grant

In December 2017, the Board of Directors approved the Company's Co-Founder Grant, consisting of 10.3 million shares of Class A common stock in the form of RSAs which were granted to Drew Houston, the Company’s co-founder and Chief Executive Officer. This Co-Founder Grant has service-based, market-based, and performance-based vesting conditions. The Co-Founder Grant is excluded from Class A common stock issued and outstanding until the satisfaction of these vesting conditions. The Co-Founder Grant also provides the holder with certain stockholder rights, such as the right to vote the shares with the other holders of Class A common stock and a right to cumulative declared dividends.

The Co-Founder Grant is eligible to vest over the ten-year period following the date the Company’s shares of Class A common stock commenced trading on the Nasdaq Global Select Market in connection with the Company’s IPO. The Co-Founder Grant is comprised of nine tranches that are eligible to vest based on the achievement of stock price goals, each of which are referred to as a Stock Price Target, measured over a consecutive thirty-day trading period during the Performance Period. The Performance Period began on January 1, 2019.

During the first four years of the Performance Period, no more than 20% of the shares subject to the Co-Founder Grant would be eligible to vest in any calendar year. After the first four years, all shares are eligible to vest based on the achievement of the Stock Price Targets.

(Amounts in tables are in millions except per share data, or as otherwise noted)

The first tranche of the Co-Founder Grant, or 2.1 million shares of Class A common stock, vested in the fourth quarter of 2021. The stock-based compensation expense for the Co-Founder Grant is recognized utilizing the accelerated attribution method over the requisite service period identified as the derived service period over which the market conditions are expected to be achieved, and is not reversed if the market conditions are not satisfied. Therefore no incremental stock-based compensation was recognized upon vesting of these RSAs.

The Company recognized stock-based compensation expense related to the Co-Founder Grant of $11.7 million and $14.6 million during the years ended December 31, 2022 and 2021, respectively. Unamortized stock-based compensation expense related to the Co-Founder Grant was $9.4 million as of the year ended December 31, 2022.

Note 13. Net Income (Loss) Per Share

The Company computes net income (loss) per share using the two-class method required for multiple classes of common stock and participating securities. The rights, including the liquidation and dividend rights, of the Class A common stock and Class B common stock are substantially identical, other than voting rights. Accordingly, the Class A common stock and Class B common stock share equally in the Company’s net income and losses.

Basic net income per share is computed by dividing net income attributable to common stockholders by the weighted-average number of shares of the Class A and Class B common stock outstanding.

Diluted net income per share is computed by dividing net income attributable to common stockholders by the weighted-average number of diluted common shares outstanding. The computation of the diluted net income per share of Class A common stock assumes the conversion of our Class B common stock to Class A common stock, while the diluted net income per share of Class B common stock does not assume the conversion of those shares to Class A common stock. The dilutive effect of potentially dilutive common shares is reflected in diluted earnings per share by application of the if-converted method for the 2026 Notes and the 2028 Notes, and by application of the treasury stock method for the Company's other potentially dilutive securities.

The numerators and denominators of the basic and diluted EPS computations for our common stock are calculated as follows (in millions, except for per share amounts):

	Year ended December 31,			
	2022		2021	
	Class A	Class B	Class A	Class B
Basic net income per share:				
Numerator				
Net income attributable to common stockholders	$ 426.8	$ 126.4	$ 263.9	$ 71.9
Denominator				
Weighted-average number of common shares outstanding used in computing basic net income per share	278.6	82.6	304.9	83.1
Net income per common share, basic	$ 1.53	$ 1.53	$ 0.87	$ 0.87
Diluted net income per share:				
Numerator				
Net income attributable to common stockholders	$ 426.8	$ 126.4	$ 263.9	$ 71.9
Reallocation of net income as a result of conversion of Class B to Class A common stock	$ 126.4	$ —	$ 71.9	$ —
Reallocation of net income to Class B common stock	$ —	$ (0.7)	$ —	$ (1.3)
Net income attributable to common stockholders for diluted EPS	$ 553.2	$ 125.7	$ 335.8	$ 70.6
Denominator				
Weighted-average number of common shares outstanding used in computing basic net income per share	278.6	82.6	304.9	83.1
Weighted-average effect of dilutive restricted stock units and awards and employee stock options	2.1	—	7.8	0.1
Conversion of Class B to Class A common stock	82.6	—	83.1	—
Weighted-average number of common shares outstanding used in computing diluted net income per share	363.3	82.6	395.8	83.2
Net income per common share, diluted	$ 1.52	$ 1.52	$ 0.85	$ 0.85

The following table sets forth the calculation of basic and diluted net loss per share attributable to common stockholders during the periods presented. The voluntary conversions of Class B common stock into Class A common stock are included in the table below weighted for the respective periods outstanding.

	Year ended December 31,	
	2020	
	Class A	Class B
Numerator:		
Net loss attributable to common stockholders	$ (182.5)	$ (73.8)
Denominator:		
Weighted-average number of common shares outstanding used in computing basic and diluted net loss per common share	295.0	119.3
Net loss per common share, basic and diluted	$ (0.62)	$ (0.62)

Since the Company was in a loss position for the year ended December 31, 2020, basic net loss per share attributable to common stockholders is the same as diluted net loss per share as the inclusion of all potential common shares outstanding would have been anti-dilutive.

DROPBOX, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in tables are in millions except per share data, or as otherwise noted)

The weighted-average impact of potentially dilutive securities that were not included in the diluted per share calculations because they would be anti-dilutive was as follows:

| | Year ended December 31, | | |
	2022	2021	2020
Restricted stock units and awards	20.4	2.4	10.5
Options to purchase shares of common stock	0.3	0.1	0.9
Co-Founder Grants	8.3	9.3	11.3
Convertible Senior Notes	37.8	31.9	—
Warrants	37.8	31.9	—
Total	104.6	75.6	22.7

Note 14. Income Taxes

For the years ended December 31, 2022, 2021, and 2020, the Company's income (loss) from continuing operations before provision for income taxes was as follows:

| | Year ended December 31, | | |
	2022	2021	2020
Domestic	$ 37.8	$ 185.3	$ (57.7)
Foreign	154.9	114.0	(192.5)
Income (loss) before income taxes	$ 192.7	$ 299.3	$ (250.2)

The components of the benefit from (provision for) income taxes in the years ended December 31, 2022, 2021, and 2020, were as follows:

| | Year ended December 31, | | |
	2022	2021	2020
Current:			
Federal	$ (13.2)	$ (0.4)	$ —
State	(15.3)	(0.7)	(2.7)
Foreign	(7.5)	(2.5)	(6.0)
Deferred:			
Federal	386.7	2.2	—
State	30.0	0.4	—
Foreign	(20.2)	37.5	2.6
Benefit from (provision for) income taxes	$ 360.5	$ 36.5	$ (6.1)

(Amounts in tables are in millions except per share data, or as otherwise noted)

A reconciliation of income taxes at the statutory federal income tax rate to the benefit from (provision for) income taxes included in the accompanying consolidated statements of operations is as follows:

	Year ended December 31,		
	2022	2021	2020
Tax (provision) benefit at federal statutory rate	$ (40.5)	$ (62.8)	$ 52.5
State taxes, net of federal benefit	(4.9)	(5.5)	1.2
Foreign rate differential	(34.0)	0.9	(12.2)
Research and other credits	45.3	38.1	34.9
Non-deductible compensation	(3.4)	(6.2)	(4.1)
Permanent differences	(1.8)	(0.8)	(1.8)
Change in valuation allowance	409.9	51.4	(69.6)
Stock-based compensation	(4.3)	23.5	(3.2)
Other non-deductible items	(5.8)	(2.1)	(3.8)
Benefit from (provision for) income taxes	$ 360.5	$ 36.5	$ (6.1)

The significant components of the Company's deferred tax assets and liabilities as of December 31, 2022 and 2021 were as follows:

	As of December 31,	
	2022	2021
Deferred tax assets:		
Net operating loss carryforwards	$ 40.8	$ 202.6
Research credit carryforwards	268.9	263.9
Stock-based compensation	24.1	25.2
Accruals and reserves	36.8	41.6
Lease liability	141.8	168.4
Convertible senior notes	47.5	57.3
Capitalized research expenditures	123.9	—
Other	0.6	—
Gross deferred tax assets	684.4	759.0
Valuation allowance	(111.6)	(586.7)
Total deferred tax assets, net of valuation allowance	572.8	172.3
Deferred tax liabilities:		
Fixed assets and intangible assets	14.4	20.6
Right-of-use assets	59.5	110.2
Other	0.2	0.3
Total deferred tax liability	74.1	131.1
Net deferred tax assets	$ 498.7	$ 41.2

As of December 31, 2022, the Company determined that U.S. federal and certain states deferred tax assets were more likely than not to be realized, resulting in a benefit from income taxes of $420.2 million as well as an adjustment recorded to additional paid in capital of $61.2 million. Accordingly, the valuation allowance recorded against deferred tax assets decreased by $475.1 million in the year ended December 31, 2022, compared to an increase of $3.0 million in the year ended December 31, 2021. Management applied judgment in assessing the positive and negative evidence available in the determination of the amount of deferred tax assets that were more-likely-than-not to be realized in the future. As of December 31, 2022, the Company maintained a valuation allowance against its California deferred tax assets.

(Amounts in tables are in millions except per share data, or as otherwise noted)

As of December 31, 2022, the Company had $13.3 million of federal, $118.5 million of state, and $150.3 million of foreign net operating loss carryforwards available to reduce future taxable income. Of the federal net operating loss carryforwards, $7.8 million will begin to expire in 2032 and $5.5 million will carryforward indefinitely, while state net operating losses begin to expire in 2035. The foreign net operating loss carryforwards will carryforward indefinitely.

As of December 31, 2022, the Company had research credit carryforwards of $249.4 million and $150.3 million for federal and state income tax purposes, respectively, of which $72.5 million and $38.7 million is the unrecognized tax benefit portion related to the research credit carryforwards for federal and state, respectively. The federal credit carryforward will begin to expire in 2037. The state research credits have no expiration date.

As of December 31, 2022, the Company had $0.5 million of foreign tax credit carryforwards, which will carryforward indefinitely. The Company also had $3.6 million of state enterprise zone credit carryforwards, which will begin to expire in 2023.

Under Section 382 and 383 of the Internal Revenue Code of 1986, as amended, or the Code, if a corporation undergoes an "ownership change," the corporation's ability to use its pre-change net operating loss carryforwards and other pre-change attributes, such as research tax credits, to offset its post-change income may be limited. In general, an "ownership change" will occur if there is a cumulative change in our ownership by "5-percent shareholders" that exceeds 50 percentage points over a rolling three-year period. Similar rules may apply under state tax laws. The Company has determined that it has experienced multiple ownership changes and, as a result, the annual utilization of its net operating loss carryforwards and other pre-change attributes will be subject to limitation. However, the Company does not expect that the annual limitations will significantly impact its ability to utilize its net operating loss or tax credit carryforwards prior to expiration.

As of December 31, 2022, the balance of unrecognized tax benefits was $127.2 million of which $88.5 million, if recognized, would affect the effective tax rate and $38.7 million would result in adjustment to deferred tax assets with corresponding adjustments to the valuation allowance.

A reconciliation of the beginning and ending amount of unrecognized tax benefit is as follows:

	Year ended December 31,		
	2022	**2021**	**2020**
Balance of gross unrecognized tax benefits at the beginning of the fiscal year	$ 107.3	$ 91.4	$ 74.5
Gross increases related to prior period tax positions	—	—	1.3
Gross decreases related to prior period tax positions	—	(0.3)	—
Gross increases related to current period tax positions	20.3	18.5	15.8
Reductions due to lapse in statute of limitations	(0.4)	(1.5)	(0.2)
Reductions due to settlements with taxing authorities	—	(0.8)	—
Balance of gross unrecognized tax benefits at the end of the fiscal year	$ 127.2	$ 107.3	$ 91.4

The Company recognizes interest and/or penalties related to income tax matters as a component of income tax expense. As of December 31, 2022, the amount of accrued interest and penalties related to uncertain tax positions was $5.3 million. Interest and penalties recognized for the year ended December 31, 2022, 2021, and 2020 was $1.7 million, $0.4 million, and $0.7 million, respectively.

It is reasonably possible that there could be changes to the amount of uncertain tax positions due to activities of the taxing authorities, settlement of audit issues, reassessment of existing uncertain tax positions, or the expiration of applicable statutes of limitations; however, the Company is not able to estimate the impact of these items at this time.

The Company files income tax returns in the U.S. federal, multiple states, and foreign jurisdictions. All of the Company's tax years from 2007 remain open for examination by the federal and state authorities, and from 2015 by foreign authorities.

(Amounts in tables are in millions except per share data, or as otherwise noted)

The Company generally does not provide deferred income taxes for the undistributed earnings of its foreign subsidiaries as the Company intends to reinvest such earnings indefinitely. Should circumstances change and it becomes apparent that some or all of the undistributed earnings will no longer be indefinitely reinvested, the Company will accrue for income taxes not previously recognized. As of December 31, 2022, there were no cumulative undistributed earnings in its Irish subsidiary and, as a result, there were no unrecorded deferred tax liabilities. The amount of undistributed earnings in the Company's other foreign subsidiaries, if any, are immaterial.

Note 15. Geographic Areas

Long-lived assets

The following table sets forth long-lived assets by geographic area:

	As of December 31,	
	2022	2021
United States	$ 300.2	$ 316.6
International[(1)]	8.2	5.4
Total property and equipment, net	$ 308.4	$ 322.0

(1) No single country other than the United States had a property and equipment balance greater than 10% of total property and equipment, net, as of December 31, 2022 and 2021.

Revenue

Revenue by geography is generally based on the address of the customer as defined in the Company's subscription agreement. The following table sets forth revenue by geographic area for the years ended December 31, 2022, 2021, and 2020:

	Year ended December 31,		
	2022	2021	2020
United States	$ 1,264.2	$ 1,130.0	$ 999.3
International[(1)]	1,060.7	1,027.9	914.6
Total revenue	$ 2,324.9	$ 2,157.9	$ 1,913.9

(1) No single country outside of the United States accounted for more than 10 percent of total revenue during the years ended December 31, 2022, 2021, and 2020

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our Management, with the participation of our principal executive officer and principal financial officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")), as of the end of the period covered by this Annual Report on Form 10-K. Based on such evaluation, our principal executive officer and principal financial officer have concluded that as of such date, our disclosure controls and procedures were effective at a reasonable assurance level.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles.

Our management, under the supervision of our Chief Financial Officer, conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control—Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2022.

The effectiveness of our internal control over financial reporting as of December 31, 2022 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report, which is included in Item 8 of this Annual Report on Form 10-K.

Changes in Internal Control Over Financial Reporting

There was no change in our internal control over financial reporting (as defined in Rules 13a-15(d) and 15d-15(d) under the Exchange Act) that occurred during the quarter ended December 31, 2022 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Inherent Limitations on Effectiveness of Disclosure Controls and Procedures

Our management, including our principal executive officer and principal financial officer, do not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by management override of the controls. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls may become inadequate because of changes in conditions, or the degree of compliance with policies or procedures may deteriorate. Due to inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

ITEM 9B. OTHER INFORMATION

Not applicable.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this item is incorporated by reference to our Proxy Statement relating to our 2023 Meeting of Stockholders. The Proxy Statement will be filed with the Securities and Exchange Commission within 120 days of the end of the fiscal year ended December 31, 2022.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this item is incorporated by reference to our Proxy Statement relating to our 2023 Meeting of Stockholders. The Proxy Statement will be filed with the Securities and Exchange Commission within 120 days of the end of the fiscal year ended December 31, 2022.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this item is incorporated by reference to our Proxy Statement relating to our 2023 Meeting of Stockholders. The Proxy Statement will be filed with the Securities and Exchange Commission within 120 days of the end of the fiscal year ended December 31, 2022.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this item is incorporated by reference to our Proxy Statement relating to our 2023 Meeting of Stockholders. The Proxy Statement will be filed with the Securities and Exchange Commission within 120 days of the end of the fiscal year ended December 31, 2022.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by this item is incorporated by reference to our Proxy Statement relating to our 2023 Meeting of Stockholders. The Proxy Statement will be filed with the Securities and Exchange Commission within 120 days of the end of the fiscal year ended December 31, 2022.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

The following documents are filed as a part of this Annual Report on Form 10-K

(a) Financial statements

Our Consolidated Financial Statements are listed in the "Index to Consolidated Financial Statements" under Part II, Item 8 of this Annual Report on Form 10-K.

(b) Financial statement schedules.

All financial statement schedules not listed above have been omitted because the information called for is not required or is shown either in the consolidated financial statements or in the notes thereto.

(c) Exhibits

The documents listed in the Exhibit Index of this Annual Report on Form 10-K are incorporated by reference or are filed with this Annual Report on Form 10-K, in each case as indicated therein (numbered in accordance with Item 601 of Regulation S-K).

EXHIBIT INDEX

Exhibit Number	Description	Form	File Number	Exhibit	Filed with SEC
3.1	Amended and Restated Certificate of Incorporation of the Registrant.	10-Q	001-38434	3.2	May 11, 2018
3.2	Amended and Restated Bylaws of the Registrant.	10-Q	001-38434	3.3	May 11, 2018
4.1	Form of Class A common stock certificate of the Registrant.	S-1/A	333-223182	4.1	March 12, 2018
4.2	Amended and Restated Investors' Rights Agreement among the Registrant and certain holders of its capital stock, dated as of January 30, 2014, as amended.	S-1	333-223182	4.2	February 23, 2018
4.3	Amendment No. 2 to the Amended and Restated Investors' Rights Agreement among the Registrant and certain holders of its capital stock, dated as of March 27, 2018.	10-Q	001-38434	4.3	May 11, 2018
4.4	Indenture, dated February 26, 2021, between the Registrant and U.S. Bank National Association (2026 Notes).	8-K	001-38434	4.1	February 26, 2021
4.5	Indenture, dated February 26, 2021, between the Registrant and U.S. Bank National Association (2028 Notes).	8-K	001-38434	4.2	February 26, 2021
4.6	Form of 0% Convertible Senior Note due 2026 (included in Exhibit 4.4).	8-K	001-38434	4.3	February 26, 2021
4.7	Form of 0% Convertible Senior Note due 2028 (included in Exhibit 4.5).	8-K	001-38434	4.4	February 26, 2021
4.8	Description of Capital Stock	10-Q	001-38434	4.1	August 7, 2020
10.1+	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers.	S-1	333-223182	10.1	February 23, 2018
10.2+	Dropbox, Inc. 2018 Equity Incentive Plan and related form agreements.	10-K	001-38434	10.2	February 19, 2021
10.3+	Dropbox, Inc. 2018 Employee Stock Purchase Plan and related form agreements.	S-1/A	333-223182	10.3	March 21, 2018
10.4+	Dropbox, Inc. 2018 Class C Stock Incentive Plan and related form agreements.	S-1/A	333-223182	10.4	March 21, 2018
10.5+	Dropbox, Inc. 2018 Class C Employee Stock Purchase Plan and related form agreements.	S-1/A	333-223182	10.5	March 21, 2018
10.6+	Dropbox, Inc. 2017 Equity Incentive Plan and related form agreements.	S-1/A	333-223182	10.6	March 21, 2018

		Form	File Number	Exhibit	Filed with SEC
10.7+	Dropbox, Inc. 2008 Equity Incentive Plan, as amended, and related form agreements.	S-1/A	333-223182	10.7	March 21, 2018
10.8+	Dropbox, Inc. Amended and Restated Cash Bonus Plan.	10-K	001-38434	10.8	February 19, 2021
10.9+	Restricted Stock Agreement between the Registrant and Andrew W. Houston.	S-1	333-223182	10.9	February 23, 2018
10.10+	Form of Change in Control and Severance Agreement between the Registrant and certain executive officers.	10-K	001-38434	10.11	February 21, 2020
10.11+	Employment Letter between the Registrant and Andrew W. Houston.	S-1/A	333-223182	10.12	March 12, 2018
10.12+	Form of Restricted Stock Agreement between the Registrant and certain executive officers.	10-K	001-38434	10.14	February 21, 2020
10.13+	Employment Letter between the Registrant and Timothy Young.	10-K	001-38434	10.17	February 21, 2020
10.14+	Offer Letter between the Registrant and Timothy Regan	10-Q	001-38434	10.1	August 7, 2020
10.15+	Offer Letter between the Registrant and Timothy Young	10-Q	001-38434	10.1	November 6, 2020
10.16+	Restricted Stock Agreement between the Registrant and Timothy Young	10-K	001-38434	10.17	February 19, 2021
10.17	Office Lease between the Registrant and KR Mission Bay, LLC, dated as of October 6, 2017.	S-1	333-223182	10.19	February 23, 2018
10.18	Second Amendment to Office Lease between Dropbox, Inc. and KR Mission Bay, LLC, dated as of May 25, 2018.	10-Q	001-38434	10.2	August 10, 2018
10.19	Third Amendment and Restatement Agreement to the Revolving Credit and Guaranty Agreement, by and among the Registrant, the lenders party thereto and JPMorgan Chase Bank, N.A., as Administrative Agent, dated as of February 23, 2021.	8-K	001-38434	10.6	February 26, 2021
10.20	Purchase Agreement, dated February 23, 2021, by and among the Registrant and J.P. Morgan Securities LLC and Goldman Sachs & Co. LLC, as representatives of the several initial purchasers listed in Schedule I thereto.	8-K	001-38434	10.1	February 26, 2021
10.21	Form of Convertible Note Hedge Confirmation (2026 Notes).	8-K	001-38434	10.2	February 26, 2021
10.22	Form of Convertible Note Hedge Confirmation (2028 Notes).	8-K	001-38434	10.3	February 26, 2021
10.23	Form of 2026 Warrant Confirmation.	8-K	001-38434	10.4	February 26, 2021
10.24	Form of 2028 Warrant Confirmation.	8-K	001-38434	10.5	February 26, 2021

		Form	File Number	Exhibit	Filed with SEC
10.25+	Dropbox, Inc. Outside Director Compensation Policy and related form agreements.	10-K	001-38434	10.22	February 21, 2020
10.26	Eighth Amendment to Office Lease, dated November 1, 2021 and executed on December 16, 2021, by and between the Registrant and KRE Exchange Owner LLC	10-K	001-38434	10.26	February 18, 2022
21.1*	List of subsidiaries of the Registrant.				
23.1*	Consent of Independent Registered Public Accounting Firm.				
24.1*	Power of Attorney (included in signature pages hereto).				
31.1*	Certification of Principal Executive Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.				
31.2*	Certification of Principal Financial Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.				
32.1†	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.				
101	The following financial statements from the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2022, formatted in Inline XBRL: (i) Consolidated Balance Sheets, (ii) Consolidated Statement of Operations, (iii) Consolidated Statements of Comprehensive Income (Loss), (iv) Consolidated Statement of Cash Flows, (v) Consolidated Statements of Stockholders' (Deficit) Equity, and (vi) Notes to Consolidated Financial Statements.				
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)				

*   Filed herewith.

+   Indicates management contract or compensatory plan.

†   The certifications attached as Exhibit 32.1 that accompany this Annual Report on Form 10-K are deemed furnished and not filed with the Securities and Exchange Commission and are not to be incorporated by reference into any filing of Dropbox, Inc. under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date of this Annual Report on Form 10-K, irrespective of any general incorporation language contained in such filing.

ITEM 16. FORM 10-K SUMMARY

None.


SIGNATURES


Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this Annual Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized, in San Francisco, California, on February 22, 2023.

DROPBOX, INC.

By: /s/ Andrew W. Houston
            Andrew W. Houston
            Chief Executive Officer


POWER OF ATTORNEY


KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Andrew W. Houston and Timothy J. Regan, and each of them, as his or her true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for such individual in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or the individual's substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed by the following persons on behalf of the Company and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Andrew W. Houston Andrew W. Houston	Chief Executive Officer and Chairman *(Principal Executive Officer)*	February 22, 2023
/s/ Timothy J. Regan Timothy J. Regan	Chief Financial Officer *(Principal Accounting and Financial Officer)*	February 22, 2023
/s/ Donald W. Blair Donald W. Blair	Director	February 22, 2023
/s/ Lisa Campbell Lisa Campbell	Director	February 22, 2023
/s/ Paul E. Jacobs Paul E. Jacobs	Director	February 22, 2023
/s/ Sara Mathew Sara Mathew	Director	February 22, 2023
/s/ Abhay Parasnis Abhay Parasnis	Director	February 22, 2023
/s/ Karen A. Peacock Karen A. Peacock	Director	February 22, 2023
/s/ Michael Seibel Michael Seibel	Director	February 22, 2023

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